

2023
ANNUAL
REPORT



Proxy Statement



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:

Tuesday, May 14, 2024 at 10:30 a.m. Central Time

Place:

Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002

Record Date:

March 19, 2024

Agenda for the Annual Meeting (or any adjournment or postponement thereof):

- To elect the nine nominees named in the attached proxy statement to our Board of Directors;

- To vote on a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024;

- To vote on a non-binding, advisory proposal to approve our executive compensation;

- To vote on a proposal to approve an amendment to the Certificate of Incorporation to provide for officer exculpation; and

- To conduct other business that is properly raised at the meeting.

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2023 are available at investors.wm.com.



You may submit your proxy via the Internet by following the instructions provided in the Notice or, if you received printed copies of the proxy materials, on your proxy card.



If you received printed copies of the materials in accordance with the instructions in the Notice, you also have the option to submit your proxy by telephone by calling the toll-free number listed on your proxy card. Telephone voting is available 24 hours per day until 11:59 p.m., Eastern Time, on May 13, 2024.



If you received printed copies of the proxy materials in accordance with the instructions in the Notice and would like to submit your proxy by mail, please mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided.

If your shares of Common Stock are held in street name, you will receive instructions from your broker, bank or nominee that you must follow in order to have your shares of Common Stock voted at the Annual Meeting.

Your vote is important. **We urge all stockholders to vote and submit their proxies as soon as possible using one of the methods described above.**

Courtney A. Tippy

Courtney A. Tippy
Corporate Secretary

April 2, 2024

Enroll in Electronic Delivery Today. Help us save paper, time and money! If your shares are held in street name through a bank or broker, visit www.proxyvote.com or follow the instructions on the Notice, proxy card or voting instructions. All stockholders may enroll at enroll.icsdelivery.com/wmi.

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

Waste Management, Inc. is a holding company, and all operations are conducted by its subsidiaries. Our subsidiaries are operated and managed locally and generally focus on providing services in distinct geographic areas. Through our subsidiaries, we are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy.

Our Board of Directors is soliciting your proxy for the 2024 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting. We are furnishing proxy materials to our stockholders primarily via the Internet. On April 2, 2024, we sent an electronic notice of how to access our proxy materials and our Annual Report to stockholders that have previously signed up to receive their proxy materials via the Internet. On April 2, 2024, we began mailing a Notice of Internet Availability of Proxy Materials to those stockholders that previously have not signed up for electronic delivery. The Notice contains instructions on how stockholders can access our proxy materials at investors.wm.com or request that a printed set of the proxy materials be sent to them.

Enroll in Electronic Delivery Today! We encourage stockholders to elect to receive all future proxy materials electronically, which is free, fast, convenient and helps lower our printing and postage costs. If you are a beneficial owner, visit www.proxyvote.com or follow the instructions on the Notice, proxy card or voting instructions. All stockholders may also enroll at enroll.icsdelivery.com/wmi.

Shares Outstanding on the Record Date There were 401,296,564 shares of common stock of Waste Management, Inc. (our "Common Stock") outstanding and entitled to vote as of March 19, 2024, the record date for the Annual Meeting.

Attending the Meeting Only stockholders, their proxy holders and our invited guests may attend the Annual Meeting. If you plan to attend, please bring identification. If you are a beneficial owner that holds shares in street name through a bank or broker, you must also bring your bank or broker statement showing your beneficial ownership of Waste Management, Inc. Common Stock in order to be admitted to the meeting. If you are planning to attend our Annual Meeting and require directions to the meeting, please contact our Corporate Secretary at 713-512-6200. The only items that we anticipate will be discussed at the Annual Meeting are the items set out in the Notice. We do not anticipate that there will be any presentations.

Voting Instructions You can submit your proxy by Internet, phone or mail. You may receive more than one proxy card depending on how you hold your shares. You should complete and return each proxy or other voting instruction request provided to you. If you are a beneficial owner that holds shares in street name through a bank or broker, you will receive instructions from your bank, broker or nominee that you must follow in order to have your shares of Common Stock voted at the Annual Meeting, and your ability to submit your voting instructions by phone or over the Internet depends on your bank's or broker's voting process. If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy but do not give voting instructions, we will vote your shares in accordance with the recommendation of the Board on each of the proposals set forth below.

Other Matters The Company does not intend to bring any other matters before the Annual Meeting, nor does the Company have any present knowledge that any other matters will be presented by others for action at the meeting. If any other matters are properly presented, your proxy card authorizes the people named as proxy holders to vote using their judgment.

Voting and Asking Questions at the Meeting Stockholders can vote and ask questions at the Annual Meeting relevant to the items to be voted on or the business of the Company. If you are a beneficial owner that holds shares in street name, you must bring a legal proxy from the record holder in order to vote your shares at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Please read the Notice and this Proxy Statement with care and follow the voting instructions to ensure that your shares are represented at the Annual Meeting.

Changing Your Vote Stockholders of record may revoke their proxy at any time before we vote it at the meeting by submitting a later-dated proxy via the Internet, by telephone, by mail, by delivering instructions to our Corporate Secretary before the Annual Meeting revoking the proxy or by voting during the Annual Meeting. Attendance at the Annual Meeting, by itself, will not revoke a proxy. If you hold shares through a bank or broker, you may revoke any prior voting instructions by contacting that firm.

The Proposals

The following proposals are being presented for a vote of the stockholders at the Annual Meeting:

Proposal	Matter	Board Vote Recommendation
1	**Election of Director Nominees set forth in this Proxy Statement**	**FOR** each director nominee
2	**Ratification of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2024**	**FOR**
3	**Approval of the Company's Executive Compensation**	**FOR**
4	**Approval of an Amendment to the Certificate of Incorporation to Provide for Officer Exculpation**	**FOR**

Votes Required to Adopt the Proposals   Each share of our Common Stock outstanding on the record date is entitled to one vote on each of the nine director nominees and one vote on each other proposal.

Proposal 1: To be elected, a director must receive a majority of the votes cast with respect to that director's election at the meeting; this means that the number of shares voted "for" a director must exceed 50% of the votes cast with respect to that director.

Proposal 2 and 3: In order to be adopted, each of proposals 2 and 3 require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present, in person or by proxy, and entitled to vote on the matter.

Proposal 4: In order to be adopted, proposal 4 requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the matter.

Effect of Abstentions   Abstentions will have no effect on the election of directors. For each of the other proposals, abstentions will have the same effect as a vote *against* these matters.

Effect of Broker Non-Votes   If your shares are held by a broker, you may submit your voting instructions to the broker as to how you want your shares to be voted. If you give the broker instructions, your shares must be voted as you direct. If you do not instruct your broker how to vote your shares using the instructions your broker provides to you, your broker may vote your shares at its discretion on proposal 2 regarding ratification of the Company's independent registered public accounting firm, but not for any other proposal. When this happens, it is called a "broker non-vote." To be sure your shares are voted in the manner you desire, you should instruct your broker how to vote your shares.

With respect to proposal 1 and proposal 3, broker non-votes will have no effect on the outcome. With respect to proposal 4, a broker non-vote is the same as a vote against the proposal because, as stated above, approval of proposal 4 requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the matter.

Quorum   The holders of a majority of the shares of Common Stock outstanding on the record date must be present in person or by proxy to constitute a quorum necessary to conduct the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum.

Stockholder Proposals and Nominees for the 2025 Annual Meeting   The Company will not consider any proposal or nomination that is not timely or otherwise does not meet the Company's By-law and Securities and Exchange Commission ("SEC") requirements for submitting a proposal or nomination. We also ask that you email a courtesy copy of any notice to GCLegal@wm.com. A copy of our By-laws may be obtained free of charge by writing to our Corporate Secretary at 800 Capitol Street, Suite 3000, Houston, Texas 77002 and is available in the "ESG — Corporate Governance" section of investors.wm.com.

Stockholder Proposals: Eligible stockholders who wish to submit a proposal for inclusion in the proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for our 2025 Annual Meeting must submit their proposal to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 for receipt on or before December 3, 2024. The proponent and the proposal must comply with the requirements set forth in the federal securities laws, including Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement and proxy card for the 2025 Annual Meeting.

Advance Notice Proposals and Nominations: In addition, the Company's By-laws establish advance notice procedures that must be complied with for stockholders to bring proposals that are not included in the Company's proxy materials and nominations of persons for election as directors (other than pursuant to our proxy access By-law discussed below) before an annual meeting of stockholders. In accordance with our By-laws, for a proposal or nominee not included in our proxy materials to be properly brought before the 2025 Annual Meeting, a stockholder's notice must be delivered to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 no earlier than December 15, 2024 and no later than January 14, 2025 and must contain the information specified in the Company's By-laws. In addition to satisfying the foregoing advance notice requirements under our By-laws, to comply with the universal proxy rules under the Exchange Act, a stockholder who intends to solicit proxies in support of director nominees other than Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than January 14, 2025, and must also comply with all other requirements of Rule 14a-19 under the Exchange Act. The Company will disregard any proxies solicited for a stockholder's director nominee(s) if such stockholder fails to comply with such requirements.

Proxy Access Nominations: The Company's By-laws permit a stockholder or group of up to 20 stockholders owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of 20% of the Board of Directors or two individuals, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in the Company's By-laws. Notice of proxy access director nominees must be delivered to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 no earlier than November 3, 2024, and no later than December 3, 2024, together with other information required by the Company's By-laws.

Expenses of Solicitation We pay the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by Internet or telephone, or by the Company's officers and employees of the Company's subsidiaries without additional compensation. We pay all costs of solicitation, including certain expenses of brokers and nominees who mail proxy materials to their customers or principals. Also, Innisfree M&A Incorporated has been hired to help in the solicitation of proxies for the 2024 Annual Meeting for a fee of $17,500 plus associated costs and expenses.

Annual Report A copy of our Annual Report on Form 10-K for the year ended December 31, 2023, which includes our financial statements for fiscal year 2023, is included with this Proxy Statement. The Annual Report on Form 10-K is not incorporated by reference into this Proxy Statement or deemed to be a part of the materials for the solicitation of proxies.

Householding Information We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Proxy Statement and Annual Report unless we are notified that one or more of these individuals wishes to receive separate copies. This procedure helps reduce our printing costs and postage fees.

If you wish to receive a separate copy of this Proxy Statement and Annual Report, please contact: Waste Management, Inc., Corporate Secretary, 800 Capitol Street, Suite 3000, Houston, Texas 77002, telephone 713-512-6200.

If you do not wish to participate in householding in the future and prefer to receive separate copies of the proxy materials, please contact: Broadridge Financial Solutions, Attention Householding Department, 51 Mercedes Way, Edgewood, NY 11717, telephone 1-866-540-7095. If you are currently receiving multiple copies of proxy materials and wish to receive only one copy for your household, please contact Broadridge.

BOARD OF DIRECTORS

Our Board of Directors currently has 10 members. Each member of our Board is elected annually. Mr. John C. Pope has reached the retirement age set forth in the Company's Corporate Governance Guidelines; therefore, he is not standing for re-election and his term as a director of the Company will expire at the 2024 Annual Meeting. The Board of Directors intends to reduce the size of the Board to nine members effective as of the expiration of Mr. Pope's term at the 2024 Annual Meeting.

Nominees for Director

Name	Age	Tenure	Independent	Audit	Management Development & Compensation	Nominating & Governance
					Committee	
Thomas L. Bené	61	2024 – Present	✔		Member	
Bruce E. Chinn	67	2023 – Present	✔	Member		
James C. Fish, Jr.	61	2016 – Present				
Andrés R. Gluski	66	2015 – Present	✔	Member	Chair	
Victoria M. Holt	66	2013 – Present	✔	Member		Chair
Kathleen M. Mazzarella	64	2015 – Present	✔	Member	Member	Member
Sean E. Menke	55	2021 – Present	✔	Member		Member
William B. Plummer	65	2019 – Present	✔	Chair	Member	
Maryrose T. Sylvester	58	2021 – Present	✔		Member	Member

Chair C   Member 🔒

Leadership Structure

Ms. Kathleen M. Mazzarella's service as Non-Executive Chair of the Board began in May 2023, following the retirement of Mr. Thomas H. Weidemeyer. The Board elected Ms. Mazzarella to serve as Non-Executive Chair of the Board due to her extensive leadership experience, expertise in Board governance, and deep understanding of our Company and our strategic vision. Ms. Mazzarella presides over all meetings of the Board, including executive sessions that only non-employee directors attend. The Non-Executive Chair also serves on all three Board committees. Stockholders and interested parties wishing to communicate with the Board or the non-employee directors should address their communications to Non-Executive Chair of the Board, c/o Waste Management, Inc., P.O. Box 53569, Houston, Texas 77052-3569.

We separated the roles of Chair of the Board and Chief Executive Officer at our Company in 2004. We believe that having a Non-Executive Chair of the Board is in the best interests of the Company and stockholders, due in part to the ever-increasing demands made on boards of directors under federal securities laws, national stock exchange rules and other federal and state regulations. The separation of the positions allows our Chair of the Board to focus on management of Board matters and allows our Chief Executive Officer to focus his attention on managing our business. Additionally, we believe the separation of those roles contributes to the independence of the Board in its oversight role and in assessing the Chief Executive Officer and management generally. At this time, we do not contemplate a situation in which our Company would not have a Non-Executive Chair of the Board.

Independence of Board Members

The Board of Directors has determined that each of the following eight non-employee director nominees are independent in accordance with the New York Stock Exchange listing standards: Thomas L. Bené, Bruce E. Chinn, Andrés R. Gluski, Victoria M. Holt, Kathleen M. Mazzarella, Sean E. Menke, William B. Plummer and Maryrose T. Sylvester. James C. Fish, Jr., our President and Chief Executive Officer, is also a director of the Company. As an employee of the Company, Mr. Fish is not an "independent" director.

To assist the Board in determining independence, the Board of Directors adopted categorical standards of director independence, which meet or exceed the requirements of the New York Stock Exchange. These standards specify certain relationships that are prohibited in order for the non-employee director to be deemed independent. The categorical standards our Board uses in determining independence are included in our Corporate Governance Guidelines, which can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. In addition to these categorical standards, our Board makes a subjective determination of independence considering relevant facts and circumstances.

The Board reviewed all commercial and non-profit affiliations of each non-employee director and the dollar amount of all transactions between the Company and each entity with which a non-employee director is affiliated to determine independence. These transactions consisted of the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company's subsidiaries purchasing goods and services in the ordinary course of business and included commercial dealings with Graybar Electric Company, Inc., The AES Corporation, Chevron Phillips Chemical Company LLC and Sabre Corporation. Ms. Mazzarella, Mr. Gluski, Mr. Chinn and Mr. Menke served as chief executive officer of these entities, respectively, for all or a portion of calender year 2023. The Board concluded there are no transactions between the Company and any entity with which a non-employee director is affiliated that are prohibited by our categorical standards of independence or give rise to a material direct or indirect interest for that non-employee director. Accordingly, the Board has determined that each non-employee director candidate meets the categorical standards of independence and that there are no relationships that would affect independence.

Meetings and Board Committees

Last year the Board held seven regular meetings and two special meetings, and each committee of the Board met independently as set forth below. Each incumbent director attended at least 75% of the meetings of the Board and the committees on which he or she served. In addition, seven of the then-serving directors attended the 2023 Annual Meeting of Stockholders. Mr. Gluski and Mr. Pope did not attend the 2023 Annual Meeting of Stockholders, after notifying the Chair of the Board and the Company of unavoidable conflicts due to travel requirements. Our Corporate Governance Guidelines provide that directors are expected to attend the annual meeting of stockholders, and if an unavoidable conflict arises, the director must notify the Chair of the Board in advance.

The Board appoints committees to help carry out its duties. Committee members take on greater responsibility for key issues. All members of the Board are invited to attend, and do generally attend, all committee meetings. The committees review meeting results and recommendations with the full Board. The Board has three separate standing committees: the Audit Committee; the Management Development and Compensation Committee (the "MD&C Committee"); and the Nominating and Governance Committee. Additionally, the Board has the power to appoint additional committees, as it deems necessary.

Role in Risk Oversight

Our executive officers have primary responsibility for risk management within our Company. Our Board of Directors oversees risk management to ensure that the processes designed, implemented and maintained by our executives are functioning as intended and adapted when necessary to respond to changes in our Company's strategy as well as emerging risks. The primary means by which our Board oversees our risk management processes is through its regular communications with management and by regularly reviewing our enterprise risk management, or ERM, framework. We believe that our leadership team's engagement and communication methods are supportive of comprehensive risk management practices and that our Board's involvement is appropriate to ensure effective oversight.

Our ERM process is supported by regular inquiries of our Company's Senior Leadership Team, and additional members of management and operations leadership across the enterprise, as to the risks, including emerging risks, that may affect the execution of our business performance or strategic priorities on a short-term, intermediate or long-term basis.

We also consult with a range of outside advisors and experts throughout the year, depending on the subject matter of the risk being evaluated. We believe that use of outside advisors and experts complement our ERM process by ensuring our efforts are comprehensive and balanced. Our ERM process is periodically reviewed and discussed with our Chief Compliance and Ethics Officer and our Vice President of Internal Audit and Controls to enhance alignment with our disclosure controls and procedures. Additionally, our Compliance and Ethics department conducts periodic risk assessments for a range of ongoing risks that are monitored. If those risks rise to certain materiality or frequency thresholds, they receive further analysis and review through the ERM base evaluation and priority risk evaluation processes.

For the most significant or immediate risks, the ERM process is designed to generate actionable insights that are actively discussed and reviewed with the Senior Leadership Team and our Board. Risks and opportunities are assessed and then prioritized using internal evaluations of financial impact, likelihood and potential timing of occurrence, outlook for changes in the nature or extent of risk exposure and a self-assessment of the Company's confidence in existing risk mitigation efforts. The Senior Leadership Team reviews the outcomes of the risk assessments, focusing largely on the estimated scope of impacts, as well as the adequacy of current support by internal staff, the sufficiency of financial support for mitigation measures needed to manage and reduce risk, and the sufficiency of any third-party expertise that may be necessary to supplement internal resources. All significant risks have a standardized scorecard that includes forward-looking action plans with measurable indicators and progress updates on action plans from previous assessments.

At quarterly Audit Committee meetings, management provides an ERM report and regularly provides an in-depth update on specific risk topics. Additionally, risks related to our strategy, operations and financial results are also addressed in our Board meetings. Our President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Human Resources and Diversity & Inclusion Officer and Chief Sustainability Officer report to our Board and Audit Committee at these meetings, and other members of management periodically attend and present information, including those responsible for our Internal Audit and Controls, Environmental Audit, Ethics and Compliance, Human Resources, Government Affairs, Digital, Insurance, Safety, Finance and Accounting functions. These presentations allow our directors to have direct communication with management and assess management's evaluation and administration of the Company's risk profile through our ERM process. Examples of key areas of assessment addressed by our ERM process and overseen by our Audit Committee and Board include the following: emissions and climate impact; industry disruption; revenue management; legal and regulatory; capital allocation; supply chain management; service to customers; cost discipline; physical infrastructure; brand management; environmental, health & safety; human capital; information security and privacy; technology and currency, interest rate and commodity risk management. Additionally, in accordance with New York Stock Exchange requirements, the Audit Committee is responsible for discussing our major financial risk exposures, steps management has taken to monitor and control such exposures and the Company's process for risk assessment and management, and quarterly reports are made to the Audit Committee on financial and compliance risks.

Management is encouraged to communicate with our directors with respect to any issues or developments that may require consideration between regularly scheduled Board meetings, and members of management are regularly in direct contact with our Non-Executive Chair of the Board and our committee chairs. Our Non-Executive Chair of the Board also facilitates communications with our Board of Directors as a whole and is integral in initiating the discussions among the independent directors necessary to ensure management is adequately evaluating and overseeing risks to our Company.

Oversight of Sustainability Risk and Performance

As North America's leading provider of comprehensive environmental services, sustainability and environmental stewardship are embedded in all that we do. We have enabled a people-first, technology-led focus to drive our mission to maximize resource value, while minimizing environmental impact, and deliver on our brand promise ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®. As a result, it would not be effective, or possible, to assign responsibility for oversight of sustainability, which includes environmental and human capital management risk and performance, to any one committee of our Board of Directors. Rather, various aspects of sustainability risk and performance, which are already organically a part of our Board and committees' oversight of our performance, risk management and strategic vision, are addressed in different committees and with our full Board of Directors, as appropriate depending on the subject matter.

Our Board has a dedicated annual strategic planning session with our Senior Leadership Team and receives focused strategic updates quarterly. Given the nature of our business, those sessions will address topics such as our people, sustainable operations, waste diversion, recycling business improvements, sustainability growth investments, potentially disruptive technologies and environmental impacts, risks and opportunities. In 2023, the Board received several dedicated updates regarding sustainability topics, including our sustainability growth strategy, and the Board receives regular updates from our Chief Human Resources and Diversity & Inclusion Officer with respect to our people-first strategy, including workforce evolution, labor market developments and employee retention. Reflective of the importance of diversity and inclusion and safety to our organization, the full Board of Directors receives annual in-depth reports on leadership, workforce and supplier diversity, as well as quarterly safety performance updates and a detailed annual health and safety report. Additionally, the Company's Chief Sustainability Officer presents a quarterly Sustainability Scorecard to the entire Board to highlight critical focus areas. Through these reports, our Board directly oversees our sustainability-related performance, including progress toward our sustainability goals and our decarbonization plan for meeting a science-based climate target, detailed in our 2023 Sustainability Report.

The Company previously announced that, in response to the civil rights audit stockholder proposal that was approved at the 2022 Annual Meeting of Stockholders, it engaged a team led by former U.S. Attorney General Loretta Lynch, now a partner at Paul, Weiss, Rifkind, Wharton & Garrison, to perform an independent assessment of the impact of the Company's policies and practices on the civil rights of Company stakeholders, and to provide recommendations for further improvement. The assessment included a broad review and analysis in the areas of environmental justice and diversity and inclusion of employees and suppliers, with input from internal and external stakeholders. Our Board received several updates from our senior executives, including our Chief Legal Officer, Chief Human Resources and Diversity & Inclusion Officer and Chief Sustainability Officer, on the structure and progress of the assessment, and the Board engaged directly with former U.S. Attorney General Loretta Lynch on the assessment findings and recommendations. The assessment was recently completed, and the report is available at sustainability.wm.com.

Our Audit Committee also plays a significant role in oversight of sustainability risk and performance. As discussed above, our Audit Committee receives regular ERM updates with in-depth discussion on specific risk topics. At least annually, one of the in-depth discussions will look at an aspect of sustainability risk. Additionally, the Audit Committee receives quarterly reports on our compliance programs, including ethics and environmental and safety audit, with an annual in-depth review of our compliance programs with risk assessments. During 2023, our Audit Committee received updates on proposed regulatory disclosure requirements related to climate and cybersecurity and the Company's preparations. Our Audit Committee also has responsibility for oversight of information and cybersecurity and assessment of cyber threats and defenses. Our Audit Committee receives reports from our most senior executives in the Digital organization, and the Company's executive officers, at least twice a year. Topics historically covered in such reports include third-party evaluation of our technology infrastructure and information security against the industry-standard NIST (National Institute of Standards and Technology) cybersecurity framework; risk mitigation through the Company's enterprise-wide cybersecurity training, including our Board of Directors, conducted at least annually, regular simulated phishing tests and third-party penetration testing; review of the Company's cyber incident insurance coverage and external cyber incident resources; review of the Company's incident response plan and consideration of applicable laws and regulations, including those related to privacy.

Our MD&C Committee has primary oversight of human capital management, including review of employee health, welfare and benefit programs and compensation plan risk assessment. The MD&C Committee is also responsible for executive compensation incentive plan design and the incorporation and measurement of the annual cash incentive program sustainability scorecard performance modifier discussed in our *Compensation Discussion and Analysis* below. The Committee also engages in quarterly sessions with our President and Chief Executive Officer and our Chief Human Resources and Diversity & Inclusion Officer regarding talent development and succession planning at several levels of our organization. A critical component of these talent development and succession planning efforts is the recognition that diversity and inclusion are fundamental Company values. Recognizing the importance of diversity, our Human Resources programs overseen by our MD&C Committee embrace and cultivate respect, trust, open communication and diversity of thought and people.

Strong and effective corporate governance is established and overseen by our Nominating & Governance Committee. The Committee leads the process for annual Board, committee and director evaluations and is responsible for review and recommendation of Board and committee composition and leadership. In connection with performing this vital function, the Nominating & Governance Committee reviews the skills, expertise and qualifications of our existing directors, as well as potential external candidates, and considers matters such as inclusion and diversity, tenure and Board refreshment. These efforts deliver on the Nominating & Governance Committee's purpose to identify and nominate the best possible candidates to guide and support the Company's strategy and its commitment to serve and care for our customers, the environment, the communities in which we work and our stockholders. Please see the discussion of the Nominating and Governance Committee below for more information on this robust process.

For additional information about the topics discussed above, including sustainability goals, metrics and progress, we encourage stockholders to review our 2023 Sustainability Report at sustainability.wm.com. The Sustainability Report conveys the strong linkage between the Company's sustainability goals and our growth strategy, inclusive of the planned and ongoing expansion of the Company's recycling and renewable energy businesses. Our 2023 Sustainability Report and the civil rights assessment report referenced above do not constitute a part of, and are not incorporated by reference into, this Proxy Statement or any report we file with (or furnish to) the SEC.

THE AUDIT COMMITTEE

Members: **Number of Meetings Held in 2023: 9**

William B. Plummer, *Chair*   **Victoria M. Holt**
Bruce E. Chinn   **Kathleen M. Mazzarella**
Andrés R. Gluski   **Sean E. Menke**

Mr. Plummer has been the Chair of our Audit Committee since May 2020. Each member of our Audit Committee satisfies the additional New York Stock Exchange independence standards for audit committees set forth in Section 10A of the Exchange Act. Our Board of Directors has determined that Audit Committee Chair Mr. Plummer, Mr. Chinn, Mr. Gluski, Ms. Holt, Ms. Mazzarella and Mr. Menke are audit committee financial experts as defined by the SEC based on a thorough review of their education and financial and public company experience. Additional information regarding our directors' expertise and qualifications is available under "Election of Directors" below.

Key Functions

The Audit Committee's duties are set forth in a written charter that was approved by the Board of Directors. A copy of the charter can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. The Audit Committee generally is responsible for overseeing all matters relating to our financial statements and reporting, independent auditors and internal audit function. As part of its function, the Audit Committee reports the results of all of its reviews to the full Board. In fulfilling its duties, the Audit Committee, has the following responsibilities:

Administrative Responsibilities

- Report to the Board, at least annually, all public company audit committee memberships by members of the Audit Committee;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board; and
- Provide an orientation program for new Audit Committee members.

Financial Statements

- Review financial statements and Forms 10-K and 10-Q with management and the independent auditor;
- Review all earnings press releases and discuss with management the type of earnings guidance that we provide to analysts and rating agencies;
- Discuss with the independent auditor any material changes to our accounting principles and matters required to be communicated by Public Company Accounting Oversight Board (United States) Auditing Standard No. 1301 *Communications with Audit Committees;*
- Review our financial reporting, accounting and auditing practices with management, the independent auditor and our internal auditors;
- Review management's and the independent auditor's assessment of the adequacy and effectiveness of internal controls over financial reporting; and
- Review executive officer certifications related to our reports and filings.

Independent Auditor

- Engage an independent auditor, determine the auditor's compensation and replace the auditor if necessary;
- Review the independence of the independent auditor and establish our policies for hiring current or former employees of the independent auditor;
- Evaluate the lead partner of our independent audit team and review a report, at least annually, describing the independent auditor's internal control procedures; and
- Pre-approve all services, including non-audit engagements, provided by the independent auditor.

Internal Audit

- Review the plans, staffing, reports and activities of the internal auditors; and
- Review and establish procedures for receiving, retaining and handling complaints, including anonymous complaints by our employees, regarding accounting, internal controls and auditing matters.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board of Directors, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K and to select the independent auditor for ratification by stockholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles and internal controls. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2023 with management and the independent registered public accounting firm, and has taken the following steps in making its recommendation that the Company's financial statements be included in its Annual Report on Form 10-K.

- First, the Audit Committee discussed with Ernst & Young LLP, the Company's independent registered public accounting firm for fiscal year 2023, those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

- Second, the Audit Committee discussed with Ernst & Young LLP its independence and received from Ernst & Young LLP a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of other non-audit services to the Company is compatible with the auditor's independence.

- Third, the Audit Committee met periodically with members of management, the internal auditors and Ernst & Young LLP to review and discuss internal controls over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2023, as well as Ernst & Young LLP's report regarding the effectiveness of internal control over financial reporting.

- Finally, the Audit Committee reviewed and discussed, with the Company's management and Ernst & Young LLP, the Company's audited consolidated balance sheet as of December 31, 2023, and consolidated statements of operations, comprehensive income, cash flows and changes in equity for the fiscal year ended December 31, 2023, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure.

- The Committee has also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans of their respective audits. The Committee meets periodically with both the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls over financial reporting.

- The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving auditing or accounting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accounting firm.

- Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board (and the Board approved) that the Company's financial statements be included in its Annual Report on Form 10-K for its fiscal year ended December 31, 2023. The Committee has also approved the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2024.

The Audit Committee of the Board of Directors

William B. Plummer, *Chair*
Bruce E. Chinn
Andrés R. Gluski
Victoria M. Holt
Kathleen M. Mazzarella
Sean E. Menke

THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

Members: **Number of Meetings Held in 2023: 5**

Andrés R. Gluski, *Chair*	**William B. Plummer**
Thomas L. Bené	**John C. Pope**
Kathleen M. Mazzarella	**Maryrose T. Sylvester**

Mr. Gluski has served as the Chair of our MD&C Committee since May 2021. Mr. Bené was appointed to the MD&C Committee effective March 1, 2024, after the approval of the Compensation Committee Report below. Each member of our MD&C Committee is independent in accordance with the rules and regulations of the New York Stock Exchange.

Key Functions

Our MD&C Committee is responsible for overseeing our executive officer compensation, as well as developing the Company's compensation philosophy generally. The MD&C Committee's written charter, which was approved by the Board of Directors, can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. In fulfilling its duties, the MD&C Committee has the following responsibilities:

- Review and establish policies governing the compensation and benefits of our executive officers;

- Approve the compensation of our executive officers and set the incentive plan goals for those individuals;

- Conduct an annual evaluation of our Chief Executive Officer by all independent directors and set his compensation;

- Oversee the administration of our equity-based incentive plans;

- Review the results of the stockholder advisory vote on executive compensation and consider any implications of such voting results on the Company's compensation programs;

- Recommend to the full Board new Company compensation and benefit plans or changes to our existing plans;

- Evaluate and recommend to the Board the compensation paid to our non-employee directors;

- Review the independence of the MD&C Committee's compensation consultant annually; and

- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board.

In overseeing compensation matters, the MD&C Committee may delegate authority for day-to-day administration and interpretation of the Company's plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to Company employees. However, the MD&C Committee may not delegate any authority to Company employees under those plans for matters affecting the compensation and benefits of the executive officers.

COMPENSATION COMMITTEE REPORT

The MD&C Committee has reviewed and discussed the *Compensation Discussion and Analysis* included in this Proxy Statement with management. Based on their review and discussions, the MD&C Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Proxy Statement.

The Management Development and Compensation Committee of the Board of Directors

Andrés R. Gluski, *Chair*
Kathleen M. Mazzarella
William B. Plummer
John C. Pope
Maryrose T. Sylvester

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2023, Ms. Mazzarella, Ms. Sylvester and Messrs. Gluski, Plummer and Pope served on the MD&C Committee, as well as retired director Mr. Thomas H. Weidemeyer. No member of the MD&C Committee was an officer or employee of the Company during 2023; no member of the MD&C Committee is a former officer of the Company; and during 2023, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or MD&C Committee.

THE NOMINATING AND GOVERNANCE COMMITTEE

Members: **Number of Meetings Held in 2023: 6**

Victoria M. Holt, *Chair*   **John C. Pope**
Kathleen M. Mazzarella   **Maryrose T. Sylvester**
Sean E. Menke

Ms. Holt was named Chair of our Nominating and Governance Committee in May 2023. Each member of our Nominating and Governance Committee is independent in accordance with the rules and regulations of the New York Stock Exchange.

Key Functions

The Nominating and Governance Committee has a written charter that has been approved by the Board of Directors and can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. It is the duty of the Nominating and Governance Committee to oversee matters regarding corporate governance. In fulfilling its duties, the Nominating and Governance Committee has the following responsibilities:

• Review and recommend the composition of our Board, and the nature and duties of each of our committees, in accordance with our Corporate Governance Guidelines;

• Evaluate the charters of each of the committees and recommend directors to serve as committee chairs;

• Review individual director's performance in consultation with the Chair of the Board and review the overall effectiveness of the Board;

• Recommend retirement policies for the Board, the terms for directors and the proper ratio of employee directors to non-employee directors;

• Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board;

• Review stockholder proposals received for inclusion in the Company's proxy statement and recommend action to be taken with regard to the proposals to the Board; and

• Identify and recommend to the Board candidates to fill director vacancies.

The Nominating and Governance Committee is continually engaged in reviewing the skills, expertise and qualifications of our existing directors, as well as potential external candidates, to identify and nominate the best possible candidates to guide and support the Company's strategy and its commitment to serve and care for our customers, the environment, the communities in which we work and our stockholders. This is a process that the Nominating and Governance Committee believes should continue to involve significant subjective judgments.

With the assistance of an external consultant, the Nominating and Governance Committee identified Mr. Thomas L. Bené as a potential director candidate. Following a robust consideration process summarized below and recommendation by the Nominating and Governance Committee, the Board increased its size to 10 members and elected Mr. Bené to serve as a member of our Board, effective March 1, 2024. The Nominating and Governance Committee also recommended, and the Board approved, appointment of Mr. Bené to the MD&C Committee. Mr. Bené is a nominee for re-election at the Annual Meeting.

The Nominating and Governance Committee considers current and future needs of the Board as a whole and reviews a matrix of experience, skills and expertise to inform nominee criteria. The Committee recommends individuals as nominees based on an evaluation of all factors deemed relevant, including personal and professional integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity and the potential for effectiveness, in conjunction with the other directors, to serve the long-term interests of the stockholders. The Committee seeks diversity of background, thoughts and opinions on the Board obtained through, among other factors, diversity in business experience, professional expertise, gender and racial / ethnic background. The Nominating and Governance Committee has considered the gender and racial / ethnic composition of our Board, including the presence of three women, Mr. Plummer's and Mr. Chinn's self-identification as African American / Black and Mr. Gluski's self-identification as Hispanic, and believes these factors, among numerous others, contribute to a valuable diversity of background, thoughts and opinions on our Board.

When nominating or re-nominating individuals to serve as directors of the Company, the Nominating and Governance Committee also considers prior contributions to the Board, evaluation feedback, tenure and age of the Board as a whole and tenure and age of the individual. The Nominating and Governance Committee takes into account the nature and extent of the directors' other commitments when determining whether to re-nominate that individual for election to the Board. In addition to complying with the limitations on public company board memberships set forth in the Corporate Governance Guidelines, the Committee expects each director to ensure that his or her other commitments do not interfere with his or her duties as a director of the Company. The Committee's primary formal mechanism to support Board refreshment is the retirement age policy set forth in the Corporate Governance Guidelines, which includes the guideline that directors will not stand for reelection to the Board after reaching age 75 unless the Nominating and Governance Committee, having considered the foregoing factors, recommends otherwise. The Committee believes that existing practices have been effective at bringing in new expertise and perspectives, while also maintaining the valuable industry knowledge, experience and stability that our longer-tenured directors provide.

The Nominating and Governance Committee will consider all potential nominees on their merits and welcomes suggestions from directors, members of management, and stockholders. Before being recommended for nomination by the Committee, director candidates are interviewed by the Chief Executive Officer, the Chair of the Nominating and Governance Committee, and the Non-Executive Chair of the Board, as well as additional members of the Board and an external consultant. To suggest a nominee for consideration by the Nominating and Governance Committee, you should submit your candidate's name, together with biographical information and his or her written consent to nomination to the Chair of the Nominating and Governance Committee, Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002, between November 3, 2024 and December 3, 2024.

Related Party Transactions

The Board of Directors has adopted a written Related Party Transactions Policy for the review and approval of related party transactions. Our policy generally defines related party transactions as current or proposed transactions since the beginning of the last fiscal year in excess of $120,000 in which (a) the Company is a participant and (b) any director; executive officer; immediate family member of any director or executive officer; or party known to be the owner of more than 5% of the Company's Common Stock has a direct or indirect material interest. In addition, the policy sets forth certain transactions that will not be considered related party transactions, including (a) executive officer compensation and benefit arrangements; (b) director compensation arrangements; (c) business travel and expenses, advances and reimbursements in the ordinary course of business; (d) indemnification payments and advancement of expenses, and payments under directors' and officers' indemnification insurance policies; (e) any transaction between the Company and any entity in which a related party has a relationship solely as a director; a less than 5% equity holder; a beneficial owner of the Company's Common Stock that reports such ownership on a Schedule 13G due to lack of control or intent to influence control; or an employee (other than an executive officer) and (f) purchases of Company debt securities, provided that the related party has a passive ownership of no more than 2% of the principal amount of any outstanding series. The Nominating and Governance Committee is responsible for overseeing the policy.

All executive officers and directors are required to notify the Chief Legal Officer as soon as practicable of any potential related party transaction that involves the Company. The Chief Legal Officer will determine whether such transaction or relationship constitutes a related party transaction that must be referred to the Nominating and Governance Committee. In the event that the Chief Legal Officer is a participant in a potential related party transaction, the determination whether the transaction must be referred to the Nominating and Governance Committee shall be made by the Chief Executive

Officer, with consultation from the Corporate Secretary and the Chief Compliance and Ethics Officer. Any member of the Committee who has an interest in a transaction presented for consideration will abstain from voting on the related party transaction.

The Nominating and Governance Committee will review a detailed description of the transaction, including the terms of the transaction; the business purpose of the transaction; the benefits to the Company and to the relevant related party; and whether the transaction would require a waiver of the Company's Code of Conduct.

In determining whether to approve a related party transaction, the Nominating and Governance Committee will consider, among other things, the following factors:

- whether the terms of the related party transaction are fair to the Company and such terms would be reasonable in an arms-length transaction;

- whether there are business reasons for the Company to enter into the related party transaction;

- whether the related party transaction would impair the independence of any non-employee director;

- whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company; and

- whether the related party transaction is material to the Company or the individual.

The Nominating and Governance Committee's consideration of related party transactions and its determination of whether to approve such a transaction are reflected in the minutes of the Nominating and Governance Committee's meetings. Based on its review processes for potential related party transactions in 2023, the Company identified certain continuing transactions involving employment of immediate family members of executive officers that the Nominating and Governance Committee had previously considered and approved. The Nominating and Governance Committee re-reviewed the employment relationships set forth below and again concluded that such transactions are not inconsistent with the interests of the Company and its stockholders. Other than as reported below, we are not aware of any other transactions in 2023 that are required to be disclosed.

Two brothers of Kelly Rooney, our Senior Vice President and Chief Human Resources and Diversity & Inclusion Officer, continue to be employed by subsidiaries of Waste Management, Inc. as Senior District Managers. Each received total cash compensation in 2023 in excess of $120,000 but less than $260,000, and an equity incentive grant with a target value of less than $15,000. The compensation of Ms. Rooney's brothers is determined in accordance with the compensation practices generally applicable to employees of Company subsidiaries with comparable qualifications and responsibilities and holding similar positions, and without the involvement, input or approval of Ms. Rooney. In addition, Ms. Rooney is not directly or indirectly responsible for managing or overseeing the work of her brothers.

The brother-in-law of John Morris, our Executive Vice President and Chief Operating Officer, continues to be employed by a subsidiary of Waste Management, Inc. as a Senior Manager of Talent Management & Learning Optimization. In 2023, he received total cash compensation in excess of $120,000, but less than $200,000. The compensation of Mr. Morris's brother-in-law is determined in accordance with the compensation practices generally applicable to employees of Company subsidiaries with comparable qualifications and responsibilities and holding similar positions, and without the involvement, input or approval of Mr. Morris. In addition, Mr. Morris is not directly or indirectly responsible for managing or overseeing the work of his brother-in-law.

Board of Directors Governing Documents

Stockholders may obtain copies of our Corporate Governance Guidelines, the charters of the Audit Committee, the MD&C Committee, and the Nominating and Governance Committee, and our Code of Conduct free of charge by contacting the Corporate Secretary, Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 or by accessing the "ESG — Corporate Governance" section of investors.wm.com.

Non-Employee Director Compensation

Our non-employee director compensation program consists of equity awards and cash consideration. Director compensation is reviewed annually by the MD&C Committee, with the assistance of an independent third-party consultant, and set by action of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable the Company to attract and retain highly skilled individuals with relevant experience. The compensation is also designed to reward the time and talent required to serve on the board of a company of our size and complexity. The Board seeks to provide sufficient flexibility in the form of compensation delivered to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of the Company. Following its annual review, the MD&C Committee did not recommend any changes to director compensation for 2023. As a result, the 2023 non-employee director compensation levels are consistent with the levels established in 2022.

Equity Compensation

Non-employee directors receive an annual grant of shares of Common Stock under the Company's current stock incentive plan. The shares are fully vested at the time of grant; however, non-employee directors are required to hold all net shares throughout their tenure on the Board and are subject to ownership guidelines, as discussed below. The grant of shares is generally made in two equal installments, and the number of shares issued is based on the market value of our Common Stock on the dates of grant, which are typically January 15 and July 15 of each year. Each non-employee director serving at the time received a grant of Common Stock valued at approximately $90,000 in January 2023 and July 2023. Additionally, any director serving as Non-Executive Chair of the Board receives an additional grant of Common Stock valued at approximately $50,000 in January and July of each year.

Cash Compensation

Non-employee directors received an annual cash retainer of $120,000 for Board service in 2023. Committee chairs received the additional annual retainer payments set forth below. Directors do not receive meeting fees in addition to the retainers. The annual cash retainer is generally paid in advance in two equal installments in January and July of each year.

Annual Chair Retainers: $100,000 for Non-Executive Chair of the Board
$25,000 for Audit Committee Chair
$20,000 for MD&C Committee Chair
$20,000 for Nominating and Governance Committee Chair

Stock Ownership Guidelines for Non-Employee Directors

Our non-employee directors are subject to ownership guidelines that establish a minimum ownership level and require that all net shares received in connection with a stock award, after selling shares to pay all applicable taxes, be held throughout their tenure as a director. The ownership guideline for non-employee directors is equal to five times the non-employee directors' annualized cash retainer. As of December 31, 2023, this amount was $600,000. There is no deadline for non-employee directors to reach their ownership guideline; however, the MD&C Committee performs regular reviews to confirm that all non-employee directors are in compliance or are showing sustained progress toward achievement of their ownership guideline. Based on the closing price of our Common Stock on March 5, 2024, all non-employee directors have reached the ownership guideline with the exception of our two newest directors, Mr. Bené and Mr. Chinn, who are making appropriate progress toward the ownership guideline. Additionally, our Insider Trading Policy provides that directors are not permitted to hedge their ownership of Company securities, including trading in options, warrants, puts and calls or similar derivative instruments on any security of the Company or selling any security of the Company "short."

2023 Director Compensation Table

The table below shows the aggregate cash paid, and stock awards issued, to the non-employee directors in 2023 in accordance with the descriptions set forth above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Bruce E. Chinn[2]	106,800	160,125	266,925
Andrés R. Gluski	140,000	179,992	319,992
Victoria M. Holt[3]	133,775	179,992	313,767
Kathleen M. Mazzarella[4]	198,785	248,798	447,583
Sean E. Menke	120,000	179,992	299,992
William B. Plummer	145,000	179,992	324,992
John C. Pope	120,000	179,992	299,992
Maryrose T. Sylvester	120,000	179,992	299,992
Thomas H. Weidemeyer[5]	110,000	140,045	250,045

(1) Amounts in this column represent the grant date fair value of stock awards granted in 2023, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of the awards is equal to the number of shares issued multiplied by the average of the high and low market price of our Common Stock on each date of grant; there are no assumptions used in the valuation of shares.

(2) Mr. Chinn was elected to our Board effective February 10, 2023 and received prorated equity and cash compensation for service as a director from the date of election until the next regular installment of compensation payments in July 2023.

(3) Ms. Holt received prorated cash compensation for service as Chair of the Nominating and Governance Committee from May 9, 2023 until the next regular installment of compensation payments in July 2023.

(4) Ms. Mazzarella received prorated equity and cash compensation for service as Non-Executive Chair of the Board from May 9, 2023 until the next regular installment of compensation payments in July 2023.

(5) As of the 2023 Annual Meeting, Mr. Weidemeyer had reached the retirement age set forth in the Company's Corporate Governance Guidelines; therefore, he did not stand for re-election. His term as a director of the Company expired, and his service as Non-Executive Chair of the Board ended, on May 9, 2023.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card — Director Nominees)

The first item on the proxy card is the election of nine directors to serve until the 2025 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. The Board has nominated the nine director candidates named below and recommends that you vote FOR their election. Each of the director nominees currently serves on our Board of Directors. If any nominee is unable or unwilling to serve as a director, which we do not anticipate, the Board, by resolution, may reduce the number of directors that constitute the Board or may choose a substitute. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. Our Company's By-laws provide that if the number of shares voted "for" any director nominee does not exceed 50% of the votes cast with respect to that director, he or she will tender his or her resignation to the Board of Directors contingent on the acceptance of such resignation by the Board. The Nominating and Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it within 90 days of the date of the certification of the election results.

Below we present biographical information of each director nominee, as well as information about the qualifications, skills and areas of expertise that make each of these individuals a valuable member of our Board and that were considered by the Board when nominating them for re-election. Definitions of the categories of skill and expertise presented in the following chart are provided below. This is intended as a high-level summary to support an understanding of director qualifications and is not an exhaustive list of the areas of skill and expertise that our director nominees contribute to the Board.

BOARD COMPOSITION, SKILLS AND EXPERTISE



BOARD DIVERSITY
3
3
3
6 of 9
Directors are diverse based on gender and race/ethnicity
Racial/ethnically diverse
Women
INDEPENDENCE
1
8
8 of 9
Directors are independent
Independent
President and CEO
TENURE
4
3
2
5.4 Years
Average director tenure
0-3 years
4-8 years
9-12 years

	Bené	Chinn	Fish	Gluski	Holt	Mazzarella	Menke	Plummer	Sylvester
SKILLS AND EXPERIENCE									
Executive Leadership	★	★	★	★	★	★	★	★	★
Public Company Board and Governance	●		●	●	★	★	●	★	★
Strategic Planning	★	★	★	★	●	★	★	●	★
Operational Excellence	★	★	★	●	★	●	●	●	●
Financial Expertise and Capital Allocation	●	●	★	●	●	●	★	★	
Human Capital Management	★	★	●	★	●	★	●		★
Sustainability/ Environmental/ Renewable Energy		●	●	★	★	●		●	●
Digital / Information Technology / Cybersecurity	●	●			●	●	★	●	●
Risk Management		●		●		●	●	★	●
DEMOGRAPHICS									
Gender	Male	Male	Male	Male	Female	Female	Male	Male	Female
Race/Ethnicity	White/ Caucasian	Black/ African American	White/ Caucasian	Hispanic	White/ Caucasian	White/ Caucasian	White/ Caucasian	Black/ African American	White/ Caucasian

★ Each director nominee's identification of the top four categories of skill and expertise through which they contribute to the Board. This is not an indication that any director nominee does not possess any particular category of skill or expertise, but rather, a targeted reflection of the key areas through which each director nominee supports the effectiveness of the Board and furthers the long-term success of the Company

● Each director nominee's identification of additional categories of skill and expertise in which they have substantial experience and in-depth knowledge

Executive Leadership

Directors who hold or have held significant executive leadership positions with large organizations provide unique insights. These individuals have valuable experience developing talent and solving problems in large, complex organizations and can capably and confidently advise the Company's senior leadership team on a wide range of issues. These individuals often possess extraordinary leadership qualities and have the ability to identify and develop these qualities in others.

Public Company Board and Governance

Directors with a history of service on other public company boards help our Board function effectively by drawing on knowledge of governance best practices. These individuals bring a practical understanding of organizations and processes and the importance of management accountability, transparency, and the protection of stockholder interests. These individuals help our Board structure and execute its independent oversight of management.

Strategic Planning

Directors with experience developing and driving the strategic direction and growth of large organizations provide valuable guidance to the Company's senior leadership team. These individuals have expertise in areas including transformation, innovation and change management. These individuals often also have sophisticated experience in growth through large corporate transactions, including mergers & acquisitions.

Operational Excellence

Directors with experience in a significant operations role help the Company to develop, implement and assess its operating plan and capital plan and execute on commitments to cost optimization and continuous improvement. Individuals with extensive operational experience in heavily regulated industries, including a focus on capital intensive and labor intensive businesses with sophisticated logistics, transportation and supply chain elements, provide valuable insights on management's ability to operate effectively and efficiently.

Financial Expertise and Capital Allocation

Directors with a deep understanding of finance and financial reporting lead our Board's oversight of financial performance and robust internal controls. These individuals have expertise in designing and implementing financing and capital allocation strategies, evaluating stockholder returns and accessing capital markets. These individuals have knowledge of corporate finance and accounting standards necessary for effective oversight of public company financial reporting.

Human Capital Management

Directors with experience in human capital management provide valuable guidance in support of the Company's People First strategy. These individuals understand the dynamics of attracting, motivating, and retaining talented and engaged employees. These individuals have expertise in talent management, succession planning and creating a diverse and inclusive workplace that prioritizes safety as a core value.

Sustainability/Environmental/ Renewable Energy

Directors with experience overseeing development, implementation and assessment of sustainability strategies, and risks and opportunities related to sustainability and provision of environmental services, support the Company's ability to deliver on its sustainability growth strategy, goals and commitments. These individuals understand the importance of linking sustainability and renewable energy to the creation of long-term stockholder value, while also operating in an environmentally sound and responsible manner. These individuals also understand the regulatory environment in which the Company operates and the connection of sustainability and corporate responsibility to the Company's long-standing commitment to environmental stewardship.

Digital/Information Technology/ Cybersecurity

Directors with experience in digital and information technology leadership provide valuable perspectives on technology innovation, digital solutions, innovative business models, data analytics, e-commerce applications, marketing strategy and cyber risks. These individuals are particularly engaged in our Board's oversight of the Company's comprehensive information security and cybersecurity programs. These individuals also bring knowledge of use of technology to further the Company's strategy to enhance customer experience and reduce costs and labor intensity through automation.

Risk Management

Directors that have participated in development, implementation and evaluation of sophisticated risk management programs are critical in helping our Board fulfill its responsibilities with respect to risk oversight and mitigation. These individuals have experience in effectively identifying, prioritizing and managing a broad spectrum of complex and significant risks facing a large public company.

Thomas L. Bené



Age: 61

Director since: March 2024

Board Committee: Management Development & Compensation

Position and Business Experience

President and Chief Executive Officer — Breakthru Beverage Group, LLC (private beverage wholesale distributor) since October 2021.

Former President and Chief Executive Officer — National Restaurant Association, served from June 2020 to September 2021.

Former President and Chief Executive Officer — Sysco Corporation (multinational wholesale restaurant distributor), served from 2018 to January 2020; also served as Executive Advisor from February 2020 to March 2020.

Director of Sysco Corporation from 2018 to January 2020.

Qualifications

Tom Bené has four decades of experience executing on strategic business priorities and delivering financial growth for large companies. Since 2021, he has served as President and Chief Executive Officer of Breakthru Beverage Group, where he is focused on leading the company through a period of growth and expansion by driving new capabilities and innovation. Prior to his current role, he held several operations and business leadership roles at Sysco Corporation, including serving as President, Chief Executive Officer, and Chairman. Before joining Sysco in 2013, Mr. Bené spent over 20 years at PepsiCo in numerous roles of increasing responsibility and scale.

Mr. Bené has a proven track record of driving growth and modernizing business models throughout his career. Through his prior operations and management positions, Mr. Bené has gained valuable insight and knowledge in the areas of leadership and management development, corporate strategy development, merchandising, sales, marketing, revenue management, shared services and distribution and supply chain management.

Mr. Bené shares his deep experience in logistics, as well as his focus on differentiation through the use of technology and providing outstanding customer service, to further our Company's growth and optimization strategy. In addition, his dedication to employee development complements the Company's People First commitment.

Mr. Bené holds a bachelor of science degree in business administration from the University of Kansas.

BRUCE E. CHINN



Age: 67

Director since:
February 2023

Board Committee:
Audit

POSITION AND BUSINESS EXPERIENCE

Retired President and Chief Executive Officer — Chevron Phillips Chemical Company LLC, or CPChem, (global petrochemical joint venture of Chevron USA Inc. and Philips 66 Company), served from April 2021 to March 2024; currently serving as Executive Advisor to CPChem since March 2024.

Director of CPChem from November 2020 to March 2024.

Also served as President, Chemicals for Chevron Corporation (multinational energy corporation) from May 2020 to March 2021 and President, Chevron Oronite (global lubricant and fuel additives business) for Chevron Corporation from 2018 to April 2020.

QUALIFICATIONS

In his recent position as President, Chief Executive Officer and a Director of CPChem, Bruce Chinn focused on leading the company through a period of sustainable growth. Mr. Chinn has over 40 years of experience driving operational, safety, and financial results. Previously, he held several operations and business roles at Chevron Corporation, leading large, diverse organizations. In these roles, Mr. Chinn focused on performance, partnership, and safety, while striving for continued success in the business and community. Mr. Chinn began his career at DuPont, where he held positions of increasing responsibility in manufacturing, technical, commercial and business leadership at the U.S. and international level.

Mr. Chinn brings extensive knowledge of circular solutions and renewable energy that is aligned with our Company's strategic focus on making sustainability growth investments in our recycling and renewable energy businesses. His operations leadership expertise bolsters our continued efforts to drive operating efficiencies, enhance our safety culture and differentiate our service offerings. Mr. Chinn's broad and expansive dedication to operating excellence and developing strong corporate culture provides valuable perspective to the Board, and his experience allows him to share specific insight into focus areas such as renewable energy transition, environmental regulation and compliance, international exposure and risk management.

Mr. Chinn serves on the American Institute of Chemical Engineers Foundation Board of Trustees, and he serves as a board director and executive committee member of the Alliance to End Plastic Waste and the American Chemistry Council. Mr. Chinn holds a bachelor of science degree in chemical engineering from Texas A&M University.

JAMES C. FISH, JR.



Age: 61

Director since:
November 2016

POSITION AND BUSINESS EXPERIENCE

President, Chief Executive Officer and Director — Waste Management, Inc. since 2016.

Director of Caterpillar Inc. since March 2023.

QUALIFICATIONS

Jim Fish has served as our President and Chief Executive Officer and a Director since 2016. Over more than 20 years, Mr. Fish has held several key positions in our Company, including President and Chief Financial Officer; Senior Vice President — Eastern Group; Area Vice President for Pennsylvania and West Virginia; Market Area General Manager for Massachusetts and Rhode Island; Vice President of Price Management; and Director of Financial Planning and Analysis.

Before joining our Company, Mr. Fish held finance and revenue management positions at Westex, a Yellow-Roadway subsidiary, Trans World Airlines, and America West Airlines. He began his professional career at KPMG Peat Marwick.

Mr. Fish's extensive leadership and operational experience, together with his tremendous understanding of the environmental services industry, are instrumental to the development and successful execution of our growth strategy to deliver stockholder value. Additionally, through his professional and educational experience, Mr. Fish has developed valuable expertise in accounting, external reporting, investor relations, human capital and performance management, and risk management. Mr. Fish oversees our Digital organization, and participates directly in matters related to cybersecurity and information security risk mitigation and response strategies.

As North America's largest comprehensive environmental solutions provider, sustainability is embedded in all aspects of our business. As our President and Chief Executive Officer, Mr. Fish has a thorough understanding of the risks and opportunities presented in the areas of sustainability and environmental protection. Mr. Fish is deeply involved in our efforts to mitigate such risks and capitalize on such opportunities in order to deliver on our brand promise, ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®.

Mr. Fish also champions the importance of our people-first commitment and the necessity of creating a culture that truly puts the needs of WM employees first. As part of that people-first culture, Mr. Fish has been actively involved in developing initiatives to promote inclusion and diversity throughout the Company's population of approximately 48,000 employees.

Mr. Fish earned a bachelor's degree in accounting from Arizona State University and a master's degree in business administration, with emphasis on finance, from the University of Chicago. He is also a Certified Public Accountant.

ANDRÉS R. GLUSKI



Age: 66

Director since: January 2015

Board Committees: Audit and Management Development & Compensation (Chair)

POSITION AND BUSINESS EXPERIENCE

President, Chief Executive Officer and Director — The AES Corporation (global energy company) since 2011.

Director of AES Gener (Chile) from 2005 to January 2020.

QUALIFICATIONS

Andrés Gluski has served as President, Chief Executive Officer and a Director of The AES Corporation, a Fortune 500 global energy company, since 2011. Mr. Gluski began his tenure at AES in 2000 and previously served as Executive Vice President and Chief Operating Officer. Under his leadership, AES has become a leader in implementing clean technologies, including energy storage and renewable power. Through his professional experience, Mr. Gluski has extensive knowledge with respect to evaluating renewable energy strategies, and he has developed expertise in considering and evaluating climate-related risks and opportunities, which is directly applicable to our business and our sustainability growth strategy. Mr. Gluski also has experience in the development of sustainability and corporate social responsibility goals, as well as oversight of compliance programs.

Prior to joining AES, Mr. Gluski served in a broad range of roles in the public and private sectors, including working as Executive Vice President of Corporate and Investment Banking in Grupo Santander. Mr. Gluski served as a member of the President's Export Council from 2013 to 2016 and served as an expert witness at U.S. Congressional hearings on the subject of energy policy. He currently serves as Chairman of Council of the Americas.

Mr. Gluski has also focused on shaping an inclusive, innovative workplace at AES with a diverse and inclusive culture throughout the world. These efforts have given Mr. Gluski valuable expertise in the areas of human capital management and diversity, equity and inclusion that he utilizes in his role as Chair of the Management Development & Compensation Committee of the Board. Mr. Gluski has been named amongst the 100 Most Influential Latinos by Latino Leaders Magazine.

The depth and breadth of Mr. Gluski's international business and finance background, and experience in managing growth opportunities while focusing on operational innovation, allow him to provide invaluable risk management, government affairs, public policy, public relations, communications and investor relations insight in his role as a member of the Board.

Mr. Gluski holds a bachelor's degree from Wake Forest University, as well as a master's degree and a PhD in economics from the University of Virginia.

Victoria M. Holt



Age: 66

Director since:
January 2013

Board Committees:
Audit and
Nominating &
Governance (Chair)

Position and Business Experience

Retired President and Chief Executive Officer — Proto Labs, Inc. (online and technology-enabled quick-turn manufacturer), served from 2014 to March 2021; also served as Director from 2014 — May 2021.

Director of Piper Sandler Companies since September 2019.

Director of A. O. Smith Corp. since April 2021.

Qualifications

Victoria Holt joined Proto Labs, Inc. as President, Chief Executive Officer and a Director in 2014, retiring in 2021. With manufacturing facilities in five countries, Proto Labs is a leading e-commerce technology enabled digital manufacturer of custom prototypes and on-demand product parts.

Ms. Holt began her career at Monsanto Company, where she held various assignments of increasing responsibility before moving to Solutia, Inc., a divestiture of the Monsanto Company's chemical business, as Vice President and General Manager Performance Films. Ms. Holt later held various roles with PPG Industries, Inc., a leading coatings and specialty products company, including Senior Vice President of Glass and Fiber Glass. Ms. Holt then served as President and Chief Executive Officer of Spartech Corporation, a leading provider of plastic sheet, compounds and packaging products, until its sale to PolyOne in 2013.

Ms. Holt has a diverse international business background serving a wide spectrum of customers looking for sustainable solutions across diverse end markets including plastics, materials, automotive, medical, aerospace, consumer and general industrial. Ms. Holt brings passion and extensive experience in the areas of sustainable innovation, environmental solutions, plastics operations and management and recycling to the Board. Ms. Holt's proven success leading large global companies across a broad range of manufacturing, chemical and materials industries has demonstrated her deep understanding of risk management, operations, strategic planning and performance measurement. Ms. Holt provides tremendous insight into the areas of continuous improvement, use of data analytics, e-commerce, digitally connected operations and execution of our technology-led, sustainability-linked strategy to grow our business and mitigate climate risks.

Ms. Holt has developed expertise in corporate governance as a member of the public company boards listed above, in addition to experience serving on private company boards, and she shares this expertise with the Company's Board in her position as Chair of the Nominating and Governance Committee. She also serves on the board of trustees of Dunwoody College.

Ms. Holt holds a bachelor's degree in chemistry from Duke University and a master's degree in business administration from Pace University. Ms. Holt has completed the National Association of Corporate Directors (NACD) Cyber Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight.

KATHLEEN M. MAZZARELLA



Age: 64

Director since:
October 2015

Chair of the Board since:
May 2023

Board Committees:
Audit, Management Development & Compensation and Nominating & Governance

POSITION AND BUSINESS EXPERIENCE

Chairman, President and Chief Executive Officer — Graybar Electric Company, Inc. (distributor of electrical, communications and data networking products and provider of related supply chain management and logistics services) since 2013.

Director of Cigna Corporation since 2018.

Director of Express Scripts Holding Company from 2017 until acquisition by Cigna Corporation in 2018.

Director of Core & Main since January 2019.

QUALIFICATIONS

Kathleen Mazzarella has served as President and Chief Executive Officer of Graybar Electric Company, Inc. since 2012, and as Chairman since 2013. During her more than 40-year tenure at Graybar, Ms. Mazzarella has held numerous executive-level positions in operations, sales, human resources, strategic planning and marketing, including Executive Vice President and Chief Operating Officer, Senior Vice President — Sales and Marketing and Senior Vice President — Human Resources and Strategic Planning.

Ms. Mazzarella has been instrumental in developing and communicating Graybar's commitment to sustainability initiatives. Graybar focuses on sustainability in the way it operates and in the innovative solutions it provides to its customers. The company offers energy-saving products, renewable energy solutions and supply chain services that support sustainable construction, renovation and maintenance of infrastructure and facilities. The company also invests in the communities it serves and emphasizes integrity, inclusion and opportunity for all employees.

Ms. Mazzarella brings her deep and valuable experience leading a diverse range of business functions necessary for an employee-driven, customer-focused business, similar to our Company. Through her role as Chief Executive Officer and her service on the board of directors for other public companies, she has developed expertise in evolving social and governance initiatives. In addition to her experience overseeing financial reporting and controls, technology systems and platforms, and other functional and operational areas, she has particular experience in the area of human capital management, including succession planning and diversity, equity and inclusion initiatives. Ms. Mazzarella also brings expertise in labor relations, public policy, operational innovation and strategic planning.

Ms. Mazzarella holds an associate degree in telecommunications engineering, a bachelor's degree in applied behavioral sciences from National Louis University, and a master's degree in business administration from Webster University.

In addition to the public company boards listed above, Ms. Mazzarella also serves on the board of the National Association of Wholesaler-Distributors (NAW) and previously served on the board of the NAW Institute for Distribution Excellence. Ms. Mazzarella previously served as Chairman of the Federal Reserve Bank of St. Louis, and she has experience serving on various organizational and charitable boards, such as Greater St. Louis Inc., United Way of Greater St. Louis and the Saint Louis Club.

SEAN E. MENKE



Age: 55

Director since:
March 2021

Board Committees:
Audit and Nominating & Governance

POSITION AND BUSINESS EXPERIENCE

Executive Chairman of the Board — Sabre Corporation (software and technology solutions provider to the travel industry) since April 2022.

Director of Sabre Corporation since 2016.

Also served as Chief Executive Officer of Sabre Corporation from 2016 to April 2023 and as President of Sabre Corporation from 2016 to December 2021.

QUALIFICATIONS

As Chair of the Board of Directors of Sabre Corporation and recent Chief Executive Officer, Sean Menke has experience heading a global network of development, sales, operations and corporate functions. In 2015, Mr. Menke joined Sabre as president of Sabre Travel Network, Sabre's largest line of business. Under Mr. Menke's leadership, Sabre won major new business opportunities, increased global market share, secured Sabre's position as the leading global distribution system in North America, Latin America and Asia-Pacific, and led innovation to enable sales of more customized fares and ancillary products that help drive the changing travel industry landscape.

Before joining Sabre, Mr. Menke spent more than 20 years in executive leadership roles in the airline industry. He served as Chief Executive Officer at Frontier Airlines and at Pinnacle Airlines, and he held senior level marketing, operations, customer experience, strategy, planning, sales, distribution and revenue management roles, including with Air Canada and Hawaiian Airlines. He also served as Executive Vice President at IHS Inc., a global information technology company.

Mr. Menke is a proven transformation leader, and uses his extensive experience in technology and transportation operations to bring together strategy and data to address complex issues as a member of the Board. His expertise in logistics and commitment to delivering efficient, customer-focused innovation through imaginative technology-led solutions helps advance our strategy to differentiate our services.

Mr. Menke has extensive executive experience in technology-driven companies. He is aware of the importance and challenges of cybersecurity and privacy issues, and he has experience overseeing risk mitigation and implementing systems to protect major corporations. Mr. Menke shares with the Board his experience in the areas of cyber intrusion response planning and remediation.

Mr. Menke holds a bachelor's degree in economics and aviation management from Ohio State University and a master's degree in business administration from the University of Denver.

WILLIAM B. PLUMMER



Age: 65

Director since:
August 2019

Board Committees:
Audit (Chair) and Management Development & Compensation

POSITION AND BUSINESS EXPERIENCE

Retired Executive Vice President and Chief Financial Officer — United Rentals, Inc. (world's largest equipment rental company), served from 2008 to 2018.

Director of Global Payments Inc. since 2017.

Director of Mason Industrial Technology, Inc. from February 2021 to February 2023.

Director of Nesco Holdings, Inc. from July 2019 to March 2021.

Director of John Wiley & Sons, Inc. from 2003 to September 2019.

QUALIFICATIONS

William Plummer served as Executive Vice President and Chief Financial Officer for United Rentals, Inc., where he was responsible for the development of the company's finance activities and investor relations, and he co-led its mergers, acquisitions and divestitures strategies. He also led the company's safety function and its data and analytics efforts. Mr. Plummer was instrumental in helping the company execute a strategy focused on improving the profitability of its core equipment rental business through revenue growth, margin expansion, operational efficiencies and acquisitions.

Mr. Plummer brought more than two decades of financial leadership experience when he joined United Rentals, having served in a several executive roles, including as Executive Vice President and Chief Financial Officer of Dow Jones & Company, Inc., where he set policy for its global finance and corporate strategy functions. Prior to Dow Jones, Mr. Plummer was Vice President and Treasurer of Alcoa Inc., where he was responsible for global treasury policy and capital markets transactions. Mr. Plummer also held several executive positions at Mead Corporation, including President of its Gilbert Paper division, Vice President of Corporate Strategy and Planning, and Treasurer.

Mr. Plummer brings extensive accounting, audit, internal control, and risk management experience to the Board and as Chair of the Audit Committee. In particular, he has first-hand experience developing, enhancing and overseeing risk management programs at large public companies, including identification and oversight of risks related to human capital, climate, cybersecurity and information technology. He provides insight based on his broad and substantial background in finance, logistics, operational improvement, mergers and acquisitions and capital markets transactions. He also brings valuable experience executing a customer-focused strategy, driving organic revenue growth and improving free cash flow. Mr. Plummer is deeply engaged in advancing and overseeing results from our Company's diversity, equity and inclusion initiatives.

Mr. Plummer holds bachelor's and master's degrees in aeronautics and astronautics from Massachusetts Institute of Technology and a master's degree in business administration from Stanford University.

MARYROSE T. SYLVESTER



Age: 58

Director since:
March 2021

Board Committees:
Management Development & Compensation and Nominating & Governance

POSITION AND BUSINESS EXPERIENCE

Retired U.S. Managing Director and U.S. Head of Electrification — ABB Ltd. (global technology company focused on electrification, robotics, power and automation), served from August 2019 to August 2020.

Former President and Chief Executive Officer — Current, powered by GE (energy services and information technology subsidiary of General Electric subsequently acquired by private equity investors), served from 2015 to June 2019.

Director of Harley-Davidson, Inc. since 2016.

Director of Vontier Corporation since March 2021.

Director of Flex Ltd. since September 2022.

QUALIFICATIONS

As U.S. Managing Director and U.S. Head of Electrification for ABB Ltd., Maryrose Sylvester was responsible for ABB's largest geographical market and the implementation of operational innovations. Ms. Sylvester also championed the company's diversity and inclusion efforts and accelerated ABB's Encompass Diversity program.

Prior to joining ABB Ltd., Ms. Sylvester spent more than 30 years at General Electric, where she held a number of leadership roles, including serving as President and Chief Executive Officer of each of GE Lighting, GE Intelligent Platforms, which focused on industrial automation, and GE Current, a digital power service business that delivers integrated energy systems. Ms. Sylvester was instrumental in launching the GE Women's Network.

Ms. Sylvester is a strategic, growth-oriented leader with a focus on the areas of technology, innovation and automation. Through her prior experience, Ms. Sylvester has developed expertise in delivering technology-enabled and energy-efficient sustainable solutions. Ms. Sylvester provides experience and extensive knowledge of product development, marketing, technology and supply chain strategy to the Board. Ms. Sylvester has in-depth expertise in the area of improving energy efficiency in response to climate risk. Ms. Sylvester also shares insight from her prior experience to inform our strategy to improve processes and drive efficiency through automation. Ms. Sylvester is passionate about advancing diversity, equity and inclusion and has expertise developing and driving such initiatives in the workplace. Ms. Sylvester also brings valuable governance experience from her service on the public company boards listed above.

She holds a bachelor's degree in procurement and production management from Bowling Green State University and a master's degree in business administration from Cleveland State University.

FOR ✓ **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NINE DIRECTOR NOMINEES.**

 

DIRECTOR AND OFFICER STOCK OWNERSHIP

Our Board of Directors has adopted stock ownership guidelines for our non-employee directors based on the recommendation of the MD&C Committee, as described in the Non-Employee Director Compensation discussion. Our executive officers, including Mr. Fish, are also subject to stock ownership guidelines, as described in the Compensation Discussion and Analysis.

The Security Ownership of Management table below shows the number of shares of Common Stock each director and each executive officer named in the Summary Compensation Table beneficially owned as of March 5, 2024, as well as the number owned by all directors and executive officers as a group. These individuals, both individually and in the aggregate, own less than 1% of our outstanding shares as of the record date.

SECURITY OWNERSHIP OF MANAGEMENT

Name	Shares of Common Stock Owned[1]	Shares of Common Stock Covered by Exercisable Options[2]
Thomas L. Bené	579	—
Bruce E. Chinn[3]	1,321	—
Andrés R. Gluski	15,975	—
Victoria M. Holt[4]	21,473	—
Kathleen M. Mazzarella[5]	14,574	—
Sean E. Menke	3,767	—
William B. Plummer[6]	5,992	—
John C. Pope	56,461	—
Maryrose T. Sylvester	3,767	—
James C. Fish, Jr.[7]	298,540	63,930
Devina A. Rankin	59,170	65,398
John J. Morris, Jr.	90,205	32,503
Rafael E. Carrasco	11,006	20,883
Tara J. Hemmer	50,489	52,800
All directors and executive officers as a group (21 persons)[8]	740,508	383,475

(1) The table reports beneficial ownership in accordance with Rule 13d-3 under the Exchange Act. The amounts reported above include 4,218 stock equivalents attributed to Mr. Fish and 2,372 stock equivalents attributed to Mr. Morris, based on their holdings in the Company's 401(k) Retirement Savings Plan stock fund. The amounts reported above also include 94,844 shares of Common Stock deferred by Mr. Fish. Deferred shares were earned on account of vested equity awards and pay out in shares of Common Stock after the executive's departure from the Company pursuant to the Company's 409A Deferral Savings Plan ("409A Deferral Plan").

Executive officers may choose a Waste Management stock fund as an investment option for deferred cash compensation under the Company's 409A Deferral Plan. Interests in the fund are considered phantom stock because they are equal in value to shares of our Common Stock, but these amounts are not invested in stock or funds. Phantom stock is not included in the table above, but it represents an investment risk based on the performance of our Common Stock. Mr. Morris has 2,575 phantom stock equivalents under the 409A Deferral Plan.

(2) Includes the number of options currently exercisable and options that will become exercisable within 60 days of the record date.

(3) Shares are held by the Chinn Family Trust, for which Mr. Chinn and his wife serve as trustees.

(4) Shares are held by the Victoria M. Holt Trust, for which Ms. Holt and her husband serve as trustees.

(5) Shares are held by the Mazzarella Living Trust, for which Ms. Mazzarella and her husband serve as trustees.

(6) Of this total, 1,623 shares are held by TPO Collectibles LLC, an entity wholly-owned and controlled by Mr. Plummer and his wife.

(7) Includes 95,977 shares held in trusts for the benefit of Mr. Fish's children.

(8) Included in the "All directors and executive officers as a group" are 13,718 stock equivalents attributable to the executive officers' collective holdings in the Company's 401(k) Retirement Savings Plan stock fund.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below shows information for persons known to us to beneficially own more than 5% of our Common Stock based on their filings with the SEC through March 19, 2024.

Name and Address	Shares Beneficially Owned	
	Number	Percent[1]

The Vanguard Group
    100 Vanguard Boulevard
    Malvern, PA 19355
	36,159,856[2]	9.0%

Melinda French Gates; William H. Gates III
    500 Fifth Avenue North
    Seattle, WA 98109
Bill & Melinda Gates Foundation Trust
    2365 Carillon Point
    Kirkland, WA 98033
	35,238,154[3]	8.8%

BlackRock, Inc.
    50 Hudson Yards
    New York, NY 10001
	28,665,838[4]	7.1%

(1) Percentage is calculated based on 401,598,077 shares of Common Stock outstanding as of February 8, 2024, as reported on the cover of the most recent Annual Report on Form 10-K.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 13, 2024. The Vanguard Group reports that it has shared voting power over 521,224 shares of Common Stock, shared dispositive power over 1,655,291 shares of Common Stock and sole dispositive power over 34,504,565 shares of Common Stock beneficially owned.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023, which is the most recent Schedule 13G filed by the investor with respect to ownership of our Common Stock. Ms. Gates, Mr. Gates and the Bill & Melinda Gates Foundation Trust each report shared voting and dispositive power over 35,234,344 shares of Common Stock beneficially owned. Ms. Gates also reports sole voting and dispositive power of 3,810 additional shares of Common Stock beneficially owned.

(4) This information is based on a Schedule 13G/A filed with the SEC on January 26, 2024. BlackRock, Inc. reports that it has sole voting power over 25,826,390 shares of Common Stock and sole dispositive power over 28,665,838 shares of Common Stock beneficially owned.

DELINQUENT SECTION 16(A) REPORTS

The federal securities laws require our executive officers and directors to file reports of their holdings and transactions in our Common Stock with the SEC. Based on a review of the forms and written representations from our executive officers and directors, we are aware of one delinquent report. In April 2023, Ms. Nagy learned that her investment adviser executed unauthorized purchases of our Common Stock totaling 13 shares in her individual retirement account. The purchases occurred in 2022 when Ms. Nagy was serving as Vice President and Chief Accounting Officer, although she transitioned to a new role with the Company in March 2023 and is no longer serving as an executive officer. Due to Ms. Nagy not being aware of the purchases, the transactions were not timely reported on a Form 4 but upon discovery were reported on a Form 4 in April 2023.

EXECUTIVE OFFICERS

The following is a listing of our current executive officers, their ages and their business experience for the past five years (other than Mr. Fish, whose age, experience and qualifications are included in the director nominees section of this Proxy Statement). Unless otherwise specified, all prior positions listed below were with our Company.

Name	Age	Positions Held and Business Experience for Past Five Years
Charles C. Boettcher	50	• Executive Vice President, Corporate Development and Chief Legal Officer since February 2020.
		• Senior Vice President, Corporate Development and Chief Legal Officer from May 2019 to February 2020.
		• Senior Vice President and Chief Legal Officer from 2017 to May 2019.
Rafael E. Carrasco	52	• Senior Vice President — Enterprise Strategy since September 2023.
		• Senior Vice President — Operations from July 2021 to September 2023.
		• Area Vice President — Greater Mid-Atlantic Area from 2017 to June 2021.
John A. Carroll	51	• Vice President and Chief Accounting Officer since March 2023.
		• Vice President, Internal Audit and Controls from 2018 to March 2023.
Christopher P. DeSantis	60	• Senior Vice President — Operations since October 2023
		• Area Vice President — New England from 2009 to October 2023.
Tara J. Hemmer	51	• Senior Vice President and Chief Sustainability Officer since July 2021.
		• Senior Vice President — Operations from January 2019 to June 2021.
John J. Morris, Jr.	54	• Executive Vice President and Chief Operating Officer since January 2019.
Devina A. Rankin	48	• Executive Vice President and Chief Financial Officer since February 2020.
		• Senior Vice President and Chief Financial Officer from 2017 to February 2020.
Kelly C. Rooney	50	• Senior Vice President and Chief Human Resources and Diversity & Inclusion Officer since February 2023.
		• Senior Vice President and Chief People Officer from August 2022 to February 2023.
		• Vice President — People Solutions from September 2021 to August 2022.
		• Area General Manager from July 2020 to September 2021.
		• Area Director Collection Operations from April 2019 to July 2020.
		• Regional Manager, Advanced Disposal Services, Inc. (a waste and environmental services company acquired by our Company in 2020), from 2015 to April 2019.
Donald J. Smith	57	• Senior Vice President — Operations since January 2023.
		• Area Vice President — Texas & Oklahoma Area from 2012 to December 2022.
Johnson Varkey	52	• Senior Vice President and Chief Information Officer since January 2024.
		• Vice President and Chief Information Officer from March 2023 to December 2023.
		• Vice President — Enterprise Digital Services from September 2019 to March 2023.
		• Senior Vice President and Chief Information Officer, Centrica (an international energy and services company) from March 2019 to August 2019.
Michael J. Watson	54	• Senior Vice President and Chief Customer Officer since 2018.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Company's Compensation Discussion and Analysis provides information about the Company's executive compensation philosophy and the components of its compensation programs. This includes information about how compensation of the Company's named executive officers for the fiscal year ended December 31, 2023 aligned with the Company's 2023 financial goals and performance. The Compensation Discussion and Analysis helps readers better understand the information found in the Summary Compensation Table and other accompanying tables included in this Proxy Statement.

This Compensation Discussion and Analysis focuses on our executive pay program as it relates to the following executive officers during 2023, whom we refer to as the "named executive officers" or "named executives":

- Mr. James C. Fish, Jr. — President and Chief Executive Officer since November 2016.
- Ms. Devina A. Rankin — Executive Vice President and Chief Financial Officer since February 2020.
- Mr. John J. Morris, Jr. — Executive Vice President and Chief Operating Officer since January 2019.
- Mr. Rafael E. Carrasco — Senior Vice President — Operations from July 2021 to September 2023; Senior Vice President — Enterprise Strategy since September 2023.
- Ms. Tara J. Hemmer — Senior Vice President and Chief Sustainability Officer since July 2021.

For additional information about the named executives' background and prior experience with the Company, see "Executive Officers" above.

Executive Summary

The objective of our executive compensation program is to attract, retain, reward and incentivize talented employees who will lead the Company in the successful execution of our strategy. The Company seeks to accomplish this goal by designing a compensation program that is supportive of and aligns with the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking.

We have enabled a people-first, technology-led focus to deliver on our brand promise, ALWAYS WORKING FOR A SUSTAINAIBLE TOMORROW®. Our strategy leverages and sustains the strongest asset network in the industry to drive best in class customer experience and growth. As North America's leading provider of comprehensive waste management environmental services, sustainability and environmental stewardship are embedded in all that we do. As a result, we believe that positive financial results, including the results for the performance measures on which our executives are compensated, are naturally aligned with the successful execution of our goals to put our people first and position them to serve and care for our customers, the environment, the communities in which we work and our stockholders. We believe our Company would not be successful, on financial performance measures or otherwise, without our industry-leading focus on sustainability.

The following key structural elements and policies further the objective of our executive compensation program:

- a substantial majority of executive compensation is linked to Company performance, through annual cash incentive performance criteria and long-term equity-based incentive awards. As a result, our executive compensation program provides for notably higher total compensation in periods of above-target Company performance, as we saw with respect to equity awards with a three-year performance period ended 2023 and the 2023 annual cash incentive award;
- at target, 73% of total compensation of our President and Chief Executive Officer was tied to long-term equity awards, and 61% of total compensation of our other named executives, on average, was tied to long-term equity awards, which aligns executives' interests with those of stockholders;

- our total direct compensation opportunities for named executive officers are targeted to fall in a range around the competitive median;

- performance-based awards include threshold, target and maximum payouts correlating to a range of performance outcomes and are based on a variety of indicators of performance, which limits risk-taking behavior;

- performance stock units with a three-year performance period, as well as stock options that vest over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;

- all of our executive officers are subject to stock ownership guidelines, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;

- in addition to adoption of the executive compensation clawback policy mandated by the New York Stock Exchange in 2023, the Company has clawback provisions in its equity award agreements and executive officer employment agreements, and has adopted a clawback policy applicable to annual incentive compensation, designed to recoup compensation when cause and/or misconduct are found;

- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements (the "Severance Limitation Policy"); and

- the Company has adopted a policy that prohibits it from entering into agreements with executive officers that provide for certain death benefits or tax gross-up payments.

2023 Compensation Program Results and Company Performance

During 2023, we continued to focus on our priorities to advance our strategy — enhancing employee engagement, permanently reducing our cost to serve through the use of technology and automation, and investing in growth through our recycling and renewable energy businesses. This strategic focus, combined with strong operational execution, resulted in increased revenue, income from operations and income from operations margin. We remain diligent in offering a competitive and differentiated service that meets the needs of our customers, and we are focused on driving operating efficiencies and reducing discretionary spend. We continue to invest in our people through market wage adjustments, investments in our digital platform and training for our team members. We also continue to make investments in automation and optimization to enhance our operational efficiency and improve labor productivity for all lines of business. The Company allocated $2.438billion of available cash to our shareholders during 2023 through dividends and Common Stock repurchases. During 2023, the Company allocated $2.895 billion of available cash to capital expenditures. The increase in capital spending continues to be driven in large part by our acceleration of investments in our recycling and renewable energy businesses.

Following is a summary of the 2023 compensation program results:

Total Shareholder Return

With respect to the half of the performance share units ("PSUs") granted in 2021 with a three-year performance period ended December 31, 2023 that was subject to total shareholder return relative to the S&P 500 ("TSR PSUs"), the performance of the Company's Common Stock on this measure translated into a percentile rank relative to the S&P 500 of 77.27%, resulting in a maximum 200% payout on these PSUs in shares of Common Stock. This performance directly benefited our stockholders, delivering total shareholder return of 58.25% over the three-year performance period.

Cash Flow Generation

The Company generated net cash flow from operating activities, less capital expenditures, for purposes of the performance goal associated with the other half of our PSUs ("Cash Flow PSUs") granted in 2021, of $7.789 billion, exceeding the target performance level of $7.032 billion and the maximum performance level of $7.50 billion for the three-year performance period ended December 31, 2023. These results exclude the impact of $1.325 billion of incremental sustainability growth investments in 2022 and 2023, as such capital expenditures were not contemplated at the time this performance measure was established but were subsequently approved by our Board in furtherance of the Company's strategy. This performance resulted in a 200% payout on these PSUs in shares of Common Stock. The robust cash flow generation of our business over the three-year performance period has allowed the Company to fulfill its priorities of investing in the business, funding acquisitions with strong returns, and returning available cash to stockholders through dividend growth and Common Stock repurchases.

Annual Cash Incentive Performance Measures

Company performance on annual cash incentive performance measures for named executive officers is set forth below. Additional information about the definition and calculation of these performance measures is below under "Named Executives' 2023 Compensation Program and Results — Annual Cash Incentive." Based on these financial results, the named executives earned an annual cash incentive payment for 2023 equal to 117.85% of target.

> ***Operating EBITDA*** (generally defined as the Company's income from operations, excluding depreciation, depletion and amortization, "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net" reported in our Annual Report on Form 10-K, and also excluding the impacts of our recycling brokerage business) — *$5.892 billion, yielding a payout of 98.98%*

> ***Income from Operations Margin*** (generally defined as the Company's income from operations, excluding "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net" reported in our Annual Report on Form 10-K, as a percentage of revenue, also excluding the impacts of our recycling brokerage business from both income from operations and revenue) — *19.30%, yielding a payout of 133.46%*

> ***Internal Revenue Growth*** (defined as internal revenue growth from yield, plus internal revenue growth from volume, at the consolidated level for the collection and disposal business) — *5.96%, yielding a payout of 139.99%.*

Incentive compensation measures presented in this proxy statement are defined differently than corresponding measures reported in the Company's quarterly earnings press release. See Appendix A for additional information and reconciliations of non-GAAP measures to the most comparable GAAP measures.

Sustainability Modifier to Annual Cash Incentive Awards

Beginning in 2023, the MD&C Committee has incorporated a sustainability modifier into the annual cash incentive program. As a result, annual cash incentive payouts to executive officers for 2023 were eligible to be increased, or decreased, up to 5% depending on achievement calculated using a sustainability scorecard. The 2023 sustainability scorecard contained quantifiable performance measures in the areas of safety; diversity & inclusion ("D&I"); circularity and climate. As discussed further below under "Named Executives' 2023 Compensation Program and Results — Annual Cash Incentive," the Company earned sufficient points on the sustainability scorecard to correlate to a 2% increase to the annual cash incentive payment for 2023 otherwise earned.

In 2023, each of the executive compensation incentive awards continued to demonstrate strong alignment between executive pay and Company performance. The payouts on the PSUs granted in 2021 correlate with outstanding cash flow generation and total shareholder return over the three-year performance period. Additionally, the above-target combined results on our annual cash incentive performance measures are reflective of another year of strong business growth and overall financial performance. The Company's results on each of the performance measures evidence that our executives have taken the right actions to deliver on operational, strategic and financial priorities in the face of broader macroeconomic pressures, including inflation, supply chain disruption, labor market constraints, rising interest rates and commodity price volatility. Management continues to successfully develop and advance strategic initiatives to grow our business while driving efficiencies. As a result, both stockholders and executives were rewarded by above-target results on executive compensation financial performance measures in 2023, coupled with positive results on the sustainability scorecard.

2023 Actual Performance and Compensation Payouts



Consideration of Stockholder Advisory Vote

When establishing 2023 compensation for the named executives, the MD&C Committee noted the results of the 2022 advisory stockholder vote on executive compensation, with more than 90% of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation. Accordingly, the results of the stockholder advisory vote did not cause the MD&C Committee to make any changes to executive compensation practices for 2023, although the MD&C Committee does consider feedback received by the Company through stockholder engagement throughout the year.

2024 Compensation Program Preview

The MD&C Committee continually reviews our compensation program to ensure it is clearly aligned with the business strategy and best supports the accomplishment of our goals. The MD&C Committee also believes that consistency in program design reinforces its efforts to maintain a compensation program that is straightforward, easy to communicate and readily translates into actionable goals. The MD&C Committee's choice of long-term performance measures and respective weighting has been consistent since 2016, and the MD&C Committee is pleased with the financial results and stockholder value that has been generated. Accordingly, the MD&C Committee has approved keeping the 2024 long-term incentive program design for stock options and PSUs consistent with prior years.

As disclosed last year, with respect to the Cash Flow PSUs granted in 2022 with a performance period ended December 31, 2024, the MD&C Committee has considered the impact of the Company's strategy to accelerate investments in recycling and renewable energy growth projects on the cash flow generation performance measure. Consistent with calculation of the performance results for the Cash Flow PSUs granted in 2021, discussed above, the MD&C Committee anticipates that it will be appropriate to exclude the impact of incremental strategic capital investments that were approved by the Board after the applicable cash flow generation performance measures were established for the Cash Flow PSUs granted in 2022. The MD&C Committee also anticipates a corresponding exclusion of the benefits resulting from such incremental strategic capital expenditures that were not anticipated when the performance measures were established. The MD&C Committee believes that these exclusions are supportive of positive actions by management to advance sustainable growth.

The MD&C Committee has approved an annual cash incentive program for 2024 with the same performance measures and weighting as the 2023 annual cash incentive program. The MD&C Committee has also approved continued use of a sustainability modifier applicable to this program and has increased the weighting of the sustainability modifier. Annual cash incentive payouts to executive officers for 2024 may be increased, or decreased, up to 10% depending on achievement calculated using the 2024 sustainability scorecard. The 2024 sustainability scorecard contains quantifiable performance measures in the areas of safety; employee engagement; circularity and climate. The MD&C Committee believes that these performance measures align with the Company's commitments and values, sustainability growth strategy and 2030 goals presented in the Company's Sustainability Report.

Our Compensation Philosophy for Named Executive Officers

The Company's compensation philosophy is designed to:

- Attract and retain exceptional employees through competitive compensation opportunities;

- Encourage and reward performance through substantial at-risk performance-based compensation, while discouraging excessive risk-taking behavior; and

- Align our decision makers' long-term interests with those of our stockholders through emphasis on equity ownership.

Additionally, our compensation philosophy is intended to encourage executives to embrace the Company's strategy and to lead the Company in setting aspirations that will continue to drive exemplary performance.

With respect to our named executive officers, the MD&C Committee believes that total direct compensation at target should generally be in a range around the competitive median according to the following:

- Base salaries should be paid within a range of plus or minus 10% around the competitive median, with attention given to individual circumstances, including strategic importance of the named executive's role, the executive's experience and individual performance;

- Target short-term and long-term incentive opportunities should generally be set at the competitive median; and

- Total direct compensation opportunities should generally be within a range of plus or minus 20% around the competitive median.

Overview of Elements of Our 2023 Executive Compensation Program

Timing	Component	Purpose	Key Features
Current	Base Salary	To attract and retain executives with a competitive level of regular income	Adjustments to base salary primarily consider competitive market data and the executive's tenure, individual performance and responsibilities.
Short-Term Performance Incentive	Annual Cash Incentive	To encourage and reward contributions to our annual financial objectives through performance-based compensation subject to challenging, yet attainable, objective and transparent metrics	Cash incentives are targeted at a percentage of base salary and range from zero to 200% of target based on the following performance measures: • Operating EBITDA — designed to encourage balanced growth and profitability and assess the financial outcome from execution of strategic priorities (weighted 50%); • Income from Operations Margin — designed to motivate pursuit of high margin revenue growth while also controlling costs and operating efficiently (weighted 25%); and • Internal Revenue Growth — targeted at executing on pricing strategy and appropriate volume growth aligned with strategic growth goals (weighted 25%). Payouts of cash incentives based on the performance measures above can be increased or decreased by up to 5%, depending on achievement calculated using the sustainability scorecard. The MD&C Committee has discretion to increase or decrease an individual's cash incentive payment by up to 25% based on individual performance, but such modifier has never been used to increase a payment to a named executive.
Long-Term Performance Incentives	Performance Share Units	To encourage and reward building long-term stockholder value through successful strategy execution; To retain executives; and To increase stockholder alignment through executives' stock ownership	Number of shares delivered range from zero to 200% of the initial target grant based on performance over a three-year performance period. Payout on half of each executive's PSUs granted in 2023 is dependent on cash flow generation, defined as net cash flow provided by operating activities, less capital expenditures, with certain exclusions, which continues our focus on capital discipline, while also aligning the Company with stockholders' free cash flow expectations. We refer to these as Cash Flow PSUs. Payout on the remaining half of the PSUs granted in 2023 is dependent on total shareholder return relative to other companies in the S&P 500 over the three-year performance period. We refer to these as TSR PSUs. PSUs earn dividend equivalents that are paid at the end of the performance period based on the number of shares earned. Recipients can defer the receipt of shares, in which case such shares of Common Stock will be paid out, without interest, at the end of the deferral period.
	Stock Options	To support the growth element of the Company's strategy and encourage and reward stock price appreciation over the long-term; To retain executives; and To increase stockholder alignment through executives' stock ownership	Stock options granted in 2023 vest ratably in three annual increments, beginning on the first anniversary of the date of grant. The option exercise price is the average of the high and low market price of our Common Stock on the date of grant. Stock options have a term of 10 years.
	Restricted Stock Units ("RSUs")	Used on a limited basis (e.g. promotion, new hire, special recognition) to make awards that encourage and reward long-term performance and increase alignment with stockholders	RSUs are not routinely an element of executive compensation, but grants are made in certain circumstances, including in recognition of significant promotions and contributions. RSUs typically vest in full three years after the date of grant. Time-based vesting aids retention. Dividend equivalents on RSUs accrue and are paid in cash upon vesting.

Deferral Plan. Each of our named executive officers is eligible to participate in our 409A Deferral Plan and may elect to defer receipt of portions of their base salary and cash incentives in excess of the annual compensation threshold established under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "IRC"). We believe that providing a program that allows and encourages planning for retirement is a key factor in our ability to attract and retain talent. Additional details on the 409A Deferral Plan can be found in the Nonqualified Deferred Compensation in 2023 table and accompanying disclosure.

Perquisites. The Company provides very limited perquisites or personal benefits to executive officers, including cost to the Company for guest participation in corporate events and use of Company aircraft for personal travel. The MD&C Committee permits our President and Chief Executive Officer to use the Company's aircraft for business and personal travel; provided, however, that personal use of the Company aircraft attributed to him that results in incremental cost to the Company shall not exceed 90 hours during any calendar year without approval from the Chair of the MD&C Committee. In 2023, our President and Chief Executive Officer had 13 hours of personal use of Company aircraft under this standard. Personal use of the Company's aircraft by other employees resulting in incremental cost to the Company is permitted with Chief Executive Officer approval, although this does not occur frequently. The value of our named executives' personal use of the Company's aircraft is treated as taxable income to the respective executive in accordance with IRS regulations using the Standard Industry Fare Level formula. This is a different amount than we calculate pursuant to the SEC requirement to report the incremental cost to us of their use. See note (4) to the Summary Compensation Table below for additional information about this calculation.

Post-Employment and Change in Control Compensation. The Company provides severance protections that aid in retention of senior leadership by providing the individual with comfort that he or she will be treated fairly in the event of an involuntary termination not for cause. The change in control provisions included in our Executive Severance Protection Plan, our stock option award documentation and, if applicable, employment agreements require a double trigger in order to receive any payment in the event of a change in control situation. Additional details can be found under "— Post Employment and Change in Control Compensation; Clawback Policies" and "Potential Payments Upon Termination or Change in Control."

How Named Executive Officer Compensation Decisions are Made

The MD&C Committee meets several times each year to perform its responsibilities as delegated by the Board of Directors and as set forth in the MD&C Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our named executive officers. In the performance of its duties, the MD&C Committee regularly reviews the total compensation, including the base salary, target annual cash incentive award opportunities, long-term incentive award opportunities and other benefits, including potential severance payments for each of our named executive officers. At regularly scheduled meetings each year, the MD&C Committee reviews our named executives' total compensation and compares that compensation to the competitive market, as discussed below. In the first quarter of each year, the MD&C Committee meets to determine salary increases, if any, for the named executive officers; verifies the results of the Company's performance for annual cash incentive and PSU payouts; determines the performance measures and individual annual cash incentive targets for the current year as a percent of base salary for each of the named executive officers; and makes decisions on the design and grants of long-term equity awards.

Compensation Consultant. The MD&C Committee uses several resources in its analysis of the appropriate compensation for the named executive officers. The MD&C Committee selects and employs an independent consultant to provide advice relating to market and general compensation trends. The MD&C Committee also uses the services of its independent consultant for data gathering and analyses. The MD&C Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent consultant since 2002. The Company makes regular payments to FW Cook for its services around executive compensation, including meeting preparation and attendance, advice, and best practice information, as well as competitive data. Information about such payments is submitted to the Chair of the MD&C Committee.

In addition to services related to executive compensation, FW Cook also provides the MD&C Committee information and advice with respect to compensation of the non-employee directors. FW Cook has no other business relationships with the Company and receives no other payments from the Company. The MD&C Committee adopted a charter provision requiring that it consider the independence of any compensation consultants it uses for executive compensation matters. The MD&C Committee has considered the independence of FW Cook in light of SEC rules and New York Stock Exchange listing standards. In connection with this process, the MD&C Committee has reviewed, among other items, a letter from FW Cook addressing the independence of FW Cook and the members of the consulting team serving the MD&C Committee, including the following factors: (a) other services provided to us by FW Cook; (b) fees paid by us as a percentage of FW Cook's total revenue; (c) policies or procedures of FW Cook that are designed to prevent conflicts of interest; (d) any business or personal relationships between the senior advisor of the consulting team with a member of the MD&C Committee; (e) any Company stock owned by the senior advisor or any member of his immediate family and (f) any business or personal relationships between our executive officers and the senior advisor. The MD&C Committee reviewed these considerations and concluded that the work performed by FW Cook and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of our CEO and our Human Resources Organization. Our President and Chief Executive Officer contributes to compensation determinations by assessing the performance of the other named executive officers and providing these assessments with recommendations to the MD&C Committee. Personnel within the Company's Human Resources organization assist the MD&C Committee by working with the independent consultant to provide information requested by the MD&C Committee and assisting it in designing and administering the Company's compensation programs.

Peer Company Comparisons. The MD&C Committee uses compensation information of comparison groups of companies to gauge the competitive market, which is relevant for attracting and retaining key talent and for ensuring that the Company's compensation practices are aligned with prevalent practices. For purposes of establishing the 2023 executive compensation program, the MD&C Committee considered a competitive analysis of total direct compensation levels and compensation mix for our executive officers during the second half of 2022, using information from:

- Size-adjusted median compensation data from two general industry surveys in which management annually participates; the 2021 Aon Radford Global Compensation Executive Data (as the 2022 Aon Radford Global Compensation Executive Data was not yet available) and the Willis Towers Watson 2022 Executive Compensation Database Survey. The 2021 Aon Radford Global Compensation Executive Data included 1,109 organizations ranging in size from less than $10 million to $560 billion in annual revenue, and the 2022 Willis Towers Watson Executive Compensation Database Survey included 797 organizations ranging in size from approximately $20 million to $575 billion in annual revenue. Data selected from these surveys is scoped based on Company revenue; and

- Median compensation data from a comparison group of 20 publicly traded U.S. companies, described below.

The comparison group of companies is initially recommended by the independent consultant prior to the data gathering process, with input from management and the MD&C Committee. The composition of the group is evaluated, and a final comparison group of companies is approved by the MD&C Committee each year. The selection process for the comparison group begins with all companies in the Standard & Poor's North American database that are publicly traded U.S. companies in 15 different Global Industry Classifications. These industry classifications are meant to provide a collection of companies in industries that share similar characteristics with us. The companies are then limited to those with at least $5 billion in annual revenue to ensure appropriate comparisons, and further narrowed by choosing those with asset intensive domestic operations, as well as those focusing on transportation and logistics. Companies with these characteristics are chosen because the MD&C Committee believes that it is appropriate to compare our executives' compensation with executives that have similar responsibilities and challenges at other companies.

The following chart sets forth various size comparisons to companies in the comparison group; this table is provided to evidence that the Company was appropriately positioned within its peer group for purposes of developing 2023 compensation recommendations during 2022. All financial and market data are taken from Standard & Poor's Capital IQ, with financial data as of each company's 2021 fiscal year end and market capitalization as of December 31, 2021.



Peer Company Comparison Group

20 Company Comparison Group

American Electric Power	Halliburton	Southwest Airlines
Avis Budget	NextEra Energy	Sysco
C.H. Robinson WW	Norfolk Southern	Union Pacific
CSX	Republic Services	UPS
Entergy	Ryder System	Waste Connections
FedEx	Schlumberger	XPO
Grainger (WW)	Southern	

For purposes of each of the named executives, the general industry data and the comparison group data are blended when composing the competitive analysis, when possible, such that the combined general industry data and the comparison group are each weighted 50%. For competitive comparisons, the MD&C Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus 20% of the median total compensation of the competitive analysis is appropriate. In making these determinations, total direct compensation consists of base salary, target annual cash incentive, and the annualized grant date fair value of long-term equity incentive awards.

Allocation of Compensation Elements and Tally Sheets. The MD&C Committee considers the forms in which total compensation will be paid to executive officers and seeks to achieve an appropriate balance between base salary, annual cash incentive compensation and long-term incentive compensation. The MD&C Committee determines the size of each element based primarily on comparison group data and individual and Company performance. The percentage of compensation that is contingent on achievement of performance criteria typically increases in correlation to an executive officer's responsibilities within the Company, with performance-based incentive compensation making up a greater percentage of total compensation for our most senior executive officers. Additionally, as an executive becomes more senior, a greater percentage of the executive's compensation shifts away from short-term to long-term incentive awards.

The MD&C Committee uses tally sheets to review the compensation of our named executive officers, which show the cumulative impact of all elements of compensation. These tally sheets include detailed information and dollar amounts for each component of compensation, the value of all equity held by each named executive, and the value of welfare and retirement benefits and severance payments. Tally sheets provide the MD&C Committee with the relevant information necessary to determine whether the balance between short-term and long-term compensation, as well as fixed and variable compensation, is consistent with the overall compensation philosophy of the Company. This information is also useful in the MD&C Committee's analysis of whether total direct compensation provides a compensation package that is appropriate and competitive. Tally sheets are provided annually to the full Board of Directors.

The following charts display the allocation of total 2023 target compensation among base salary, annual cash incentive and annual long-term equity awards for (a) our President and Chief Executive Officer and (b) our other named executives, on average. These charts depict the MD&C Committee's 2023 desired total mix of target compensation for named executives and reflect that a substantial majority of executive compensation is linked to Company performance, through annual cash incentive performance criteria and long-term equity-based incentive awards. We consider stock options granted under our long-term incentive plan to be performance-based because their value will increase as the market value of our Common Stock increases.



President and CEO	**Other Named Executives, on Average**
10% Base Salary	20% Base Salary
17% Annual Cash Incentive	19% Annual Cash Incentive
73% Long-Term Equity Awards	61% Long-Term Equity Awards
90% Total Performance Based	80% Total Performance Based

Internal Pay Equity.   The MD&C Committee considers the differentials between compensation of the named executive officers. The MD&C Committee also reviews compensation comparisons between our President and Chief Executive Officer and the other executive officers, while recognizing the additional responsibilities of our President and Chief Executive Officer and that such differentials will increase in periods of above-target performance and decrease in times of below-target performance. Based on these considerations, the MD&C Committee concluded that the compensation paid to our President and Chief Executive Officer is reasonable compared to that of the other executive officers.

Tax and Accounting Matters.   Following the revision of Section 162(m) of the IRC in 2017, the Company generally may no longer take a deduction for any compensation paid to any of its named executive officers in excess of $1 million. Section 409A of the IRC ("Code Section 409A") generally provides that any deferred compensation arrangement that does not meet specific requirements will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In general, to avoid a Code Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time or fixed schedule, a change in control or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services. We intend to structure all of our compensation arrangements, including our 409A Deferral Plan, in a manner that complies with or is exempt from Code Section 409A.

We account for equity-based payments, including stock options, PSUs and RSUs, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation ("ASC Topic 718"). The MD&C Committee takes into consideration the accounting treatment under ASC Topic 718 when determining the form and amount of annual long-term equity incentive awards. However, because our long-term equity incentive awards are based on a target dollar value established prior to grant (described in further detail under "Named Executives' 2023 Compensation Program and Results — Long-Term Equity Incentives"), this target dollar value will differ from the grant date fair value of awards calculated pursuant to ASC Topic 718 and reported in the Summary Compensation Table.

Risk Assessment.   The MD&C Committee uses the structural elements set forth in the Executive Summary earlier to establish compensation that will provide sufficient incentives for named executive officers to drive results while avoiding unnecessary or excessive risk taking that could harm the long-term value of the Company. During 2023, the MD&C Committee reviewed the Company's compensation policies and practices and the assessment and analysis of related risk conducted by the independent compensation consultant. Based on this review and analysis, the MD&C Committee and the independent compensation consultant concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Policy on Calculation Adjustments.   In 2014, the MD&C Committee adopted a policy on calculation adjustments that affect payouts under annual and long-term incentive awards in order to address the potentially distorting effect of certain items. Such adjustments are intended to align award payments with the underlying performance of the business; avoid volatile, artificial inflation or deflation of awards due to unusual items in either the award year or the previous comparator year; and eliminate counterproductive incentives to pursue short-term gains and protect current incentive opportunities. To ensure the integrity of the adjustments, the policy provides that the MD&C Committee's approach to adjustments shall generally be consistent with the Company's approach to reporting adjusted non-GAAP earnings to the investment community, except that the MD&C Committee has determined that potential adjustments arising from a single transaction or event generally should be disregarded unless, taken together, they change the calculated award payout by at least 5%. For this reason, actual results reported in this Proxy Statement on financial performance measures may differ from earnings results reported to the investment community. The MD&C Committee retains discretion to evaluate all adjustments, both income and expense, as circumstances warrant; however, the MD&C Committee has agreed that it will not have the ability to use negative discretion with respect to the calculation of cash flow for purposes of the Cash Flow PSUs, in order to avoid variable accounting treatment for those awards.

Named Executives' 2023 Compensation Program and Results

Base Salary

The MD&C Committee approved increases to the 2023 base salaries of named executive officers, consistent with our compensation philosophy and driven by competitive market data, internal pay equity considerations and individual performance relative to the executive's responsibilities and contributions. The table below shows the 2023 annual base salary established by the MD&C Committee for each of our named executive officers.

Named Executive Officer	2023 Base Salary
Mr. Fish	$1,400,000
Ms. Rankin	$ 767,600
Mr. Morris	$ 784,000
Mr. Carrasco	$ 645,200
Ms. Hemmer	$ 668,700

Annual Cash Incentive

- *Annual cash incentives were dependent on the following performance measures: Operating EBITDA; Income from Operations Margin and Internal Revenue Growth.*

- *Payouts of cash incentives based on the performance measures could be increased or decreased by up to 5%, depending on achievement calculated using the 2023 sustainability scorecard.*

- *Blended results on the performance measures yielded an annual cash incentive payment for 2023 equal to 117.85% of target, which was then increased by 2% on account of the sustainability modifier, yielding a final payout of 120.21%.*

The MD&C Committee develops financial performance measures for annual cash incentive awards to drive improvements in business operations, as well as support and fund the long-term strategy of the Company. The MD&C Committee has found that the Operating EBITDA measure encourages balanced focus on growth and profitability. Our Income from Operations Margin performance measure encourages responsible, high margin revenue growth and cost management and reduction. The Internal Revenue Growth performance measure supports the Company's strategic growth and creation of shareholder value. The MD&C Committee believes these financial performance measures supported and aligned with the strategy of the Company in 2023, are reflective of the Company's overall performance, and are appropriate indicators of our progress toward the Company's goals. See "2023 Compensation Program Results and Company Performance" in the Executive Summary above for further discussion and definitions of the annual cash incentive performance measures.

When setting threshold, target and maximum performance measure levels each year, the MD&C Committee looks to the Company's historical results of operations and analyses and forecasts for the coming year. Specifically, the MD&C Committee considers pricing and volume trends, operational factors, and macroeconomic conditions, such as the recent inflationary cost pressures. When setting the 2023 performance levels, the MD&C Committee defined the 2023 annual cash incentive awards to exclude the impacts of our recycling brokerage business. While the relatively small and traditionally lower-margin recycling brokerage business is additive to our overall customer value proposition, it can have a distorting effect on results, due in part to commodity price volatility. The table below details the performance measures set by the MD&C Committee for purposes of the named executive officers' annual cash incentive for 2023.

	Threshold Performance (60% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)
Operating EBITDA	$5.60 billion	$5.90 billion	$6.20 billion
Income from Operations Margin	17.3%	18.8%	20.3%
Internal Revenue Growth	4.0%	5.4%	6.8%

The following table sets forth the Company's performance achieved on each of the annual cash incentive performance measures and the payout earned on account of such performance.

Operating EBITDA (weighted 50%)		Income from Operations Margin (weighted 25%)		Internal Revenue Growth (weighted 25%)		Total Payout Earned (as a percentage of Target)
Actual	Payout Earned	Actual	Payout Earned	Actual	Payout Earned	
$5.892 billion	98.98%	19.30%	133.46%	5.96%	139.99%	117.85%

For purposes of the Internal Revenue Growth performance measure target and calculation of results, the Company excluded benefits from Hurricane Ian and prior period recycling rebates, which collectively reduced Internal Revenue Growth performance by 0.18%.

Sustainability Modifier to Annual Cash Incentive Awards. In 2023, the MD&C Committee incorporated a sustainability modifier into the annual cash incentive program. As a result, annual cash incentive payouts to executive officers for 2023 were eligible to be increased, or decreased, up to 5% depending on achievement calculated using the sustainability scorecard. Results achieved on each of the four performance measures, and corresponding points earned on a scale of one-to-five, are reported below. The Company earned 13 total points on the 2023 sustainability scorecard, which correlates to a 2% increase to the annual cash incentive payment for 2023 otherwise earned.

2023 Sustainability Modifier Performance Measures		Sustainability Scorecard Range Achieved	Corresponding Sustainability Scorecard Rating (1-to-5 Point Scale)
Safety	Implement serious injury and fatality avoidance program and Advanced Driver Assistance Systems in model year 2023 collection vehicles	75-99%	4
D&I	Improve frontline turnover in diverse populations (year-over-year)	3% to 4% improvement	3
Circularity	Increase tons recovered in recycling business (year-over-year)	9.1 to 9.4 million	4
Climate	Increase recovery of landfill gas for beneficial use (year-over-year)	2% to 3% decline	2

2023 Sustainability Modifier: Point Scale

Modification to Annual Cash Incentive Payout	-5%	-4%	-3%	-2%	-1%	0	+1%	+2%	+3%	+4%	+5%
Total Points Earned	4	5	6	7	8	9-10	11-12	13-14	15-16	17-18	19-20

The MD&C Committee believes that the quantifiable performance measures for 2023, focusing on the areas of safety, D&I, circularity and climate, aligned well with the Company's commitments and values, sustainability growth strategy and 2030 goals presented in the Company's Sustainability Report.

Annual Cash Incentive Payout for 2023. Target annual cash incentives are a specified percentage of the executives' base salary. The following table shows each named executive's target percentage of base salary for 2023 and each named executive's total annual cash incentive for 2023 paid in March 2024.

Named Executive Officer	Target Percentage of Base Salary	Annual Cash Incentive For 2023[1]
Mr. Fish[2]	158	$2,638,116
Ms. Rankin	100	$ 915,228
Mr. Morris	110	$1,028,241
Mr. Carrasco	90	$ 686,538
Ms. Hemmer	90	$ 717,576

(1) Calculations of annual cash incentive payouts, as a percentage of base salary, were made using the named executive's actual base salary received in 2023. Such amounts are lower than if calculated using the 2023 base salaries in the table above due to the timing of when base salary increases take effect.

(2) In March 2023, the target percentage of base salary for Mr. Fish was increased from 150% to 160%, yielding a 158% target percentage of base salary for the full year of 2023.

Long-Term Equity Incentives

Our equity awards are designed to hold individuals accountable for long-term decisions by rewarding the success of those decisions. The MD&C Committee continuously evaluates the components of its programs. In determining which forms of equity compensation are appropriate, the MD&C Committee considers whether the awards granted are achieving their purpose; the competitive market; and accounting, tax or other regulatory issues, among others. In determining the appropriate awards for the named executives' 2023 annual long-term incentive award, the MD&C Committee decided to grant both PSUs comprising 80% of each named executive's award and stock options comprising 20% of each named executive's award, consistent with prior years. Half of each named executives' PSUs granted in 2023 are Cash Flow PSUs and the remaining half are TSR PSUs. Meanwhile, stock options encourage focus on increasing the market value of our stock. Before determining the actual number of PSUs and stock options that were granted to each of the named executives in 2023, the MD&C Committee established a target dollar amount for each named executive's annual total long-term equity incentive award. The values chosen were based primarily on the comparison information for the competitive market and consideration of the named executives' responsibility for meeting the Company's strategic objectives. Target dollar amounts for equity incentive awards will vary from grant date fair values calculated for accounting purposes.

Named Executive Officer	Dollar Values of 2023 Long-Term Equity Incentives Set by the Committee (at Target)
Mr. Fish	$9,750,000
Ms. Rankin	$2,300,000
Mr. Morris	$2,700,000
Mr. Carrasco	$2,000,000
Ms. Hemmer	$1,800,000

Overview of Performance Share Units.

- Named executives were granted new PSUs with a three-year performance period ending December 31, 2025. Half of each named executive's PSUs granted in 2023 are Cash Flow PSUs and the remaining half are TSR PSUs.

- Named executives received a payout of 200% of the PSUs granted in 2021 with a three-year performance period ended December 31, 2023. The Company exceeded the maximum level of performance for the Cash Flow PSUs and the TSR PSUs.

PSUs Granted in 2023. Performance share units are granted to our named executive officers annually to align compensation with the achievement of our long-term financial goals and to increase stockholder alignment through stock ownership. PSUs provide an immediate retention benefit to the Company because there is unvested potential value at the date of grant. The number of PSUs granted to our named executive officers corresponds to an equal number of shares of Common Stock. At the end of the three-year performance period for each grant, the Company will deliver a number of shares ranging from 0% to 200% of the initial number of PSUs granted, depending on the Company's three-year performance against pre-established targets.

The MD&C Committee determined the number of PSUs that were granted to each of the named executives in 2023 by taking the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplying by 80%. Those values were then divided by the average of the high and low market price of our Common Stock over the 30 trading days preceding the grant date to determine the number of PSUs granted. The number of PSUs granted in 2023 are shown in the table below.

Named Executive Officer	Number of PSUs
Mr. Fish	51,316
Ms. Rankin	12,106
Mr. Morris	14,210
Mr. Carrasco	10,526
Ms. Hemmer	9,474

Half of each named executive's PSUs included in the table above are Cash Flow PSUs; the cash flow generation performance measure requires focus on capital discipline and strengthens alignment with stockholders' free cash flow expectations. For purposes of these PSUs, we define cash flow as net cash provided by operating activities, less capital expenditures, with the following adjustments: (a) costs associated with labor disruptions and multiemployer plan withdrawal liabilities are excluded due to being required as a result of past labor commitments combined with changing economic conditions and business climate; (b) strategic acquisition, restructuring, and transformation and reorganization costs are excluded; (c) cash proceeds from strategic divestitures of assets and businesses are excluded; and (d) cash proceeds from divestitures of any other businesses and assets are included (the "Cash Flow PSU Definition"). The table below shows the required achievement of the cash flow generation performance measure and the corresponding potential payouts under our Cash Flow PSUs granted in 2023.

	Threshold		Target		Maximum	
	Performance	Payout	Performance	Payout	Performance	Payout
Cash Flow	$6.60 billion	50%	$7.30 billion	100%	$8.0 billion	200%

The remaining half of each named executive's PSUs are TSR PSUs. This measure directly correlates executive compensation with creation of stockholder value. Total shareholder return is calculated as follows: (Common Stock price at end of performance period — Common Stock price at beginning of performance period + dividends during performance period) / Common Stock price at beginning of performance period. The table below shows the required achievement of the total shareholder return performance measure and the corresponding potential payouts under our TSR PSUs granted in 2023.

Total Shareholder Return Relative to the S&P 500	
Performance	Payout
75th percentile (Maximum)	200%
50th percentile (Target)	100%
25th percentile (Threshold)	50%

The different performance measure levels are determined based on an analysis of historical performance and current projections and trends. The MD&C Committee uses this analysis and consideration of different scenarios related to items that affect the Company's performance such as yield, volumes and capital to set the performance measures. As with the consideration of targets for the annual cash incentives, when the MD&C Committee established the cash flow targets, the MD&C Committee carefully considered several material factors anticipated to affect the Company in 2023 and beyond, including macroeconomic and market conditions and economic indicators for future periods, to align the cash flow targets with the Company's long-range strategic plan. The 2023 cash flow targets are also reflective of planned increases in capital spending to accelerate our sustainability growth strategy.

Payout on PSUs for the Performance Period Ended December 31, 2023. Half of the PSUs granted in 2021 with the performance period ended December 31, 2023 were TSR PSUs, and the remaining half of the PSUs granted in 2021 were Cash Flow PSUs. With respect to the TSR PSUs with a three-year performance period ended December 31, 2023, the performance of the Company's Common Stock on this measure translated into a percentile rank relative to the S&P 500 of 77.27%, resulting in a maximum 200% payout in shares of Common Stock that were issued in February 2024.

For purposes of the Cash Flow PSUs with a three-year performance period ended December 31, 2023, the Company generated net cash flow from operating activities, less capital expenditures, of $7.789 billion, exceeding the target criteria of $7.032 billion and the maximum criteria of $7.50 billion; this performance level yielded a 200% payout in shares of Common Stock that were issued in February 2024. This performance was calculated in accordance with the Cash Flow PSU Definition above. Additionally, in line with the MD&C Committee's policy on calculation adjustments discussed above, the MD&C Committee approved an adjustment to the measurement of performance on the cash flow measure to exclude the impact of $1.325 billion of capital expenditures allocated to strategic investments in recycling and renewable energy that were not contemplated at the time the performance measures were established. These strategic investments did not have a material impact on any of the other 2023 executive compensation performance measures.

Stock Options. The MD&C Committee believes use of stock options is appropriate to support the growth element of the Company's strategy. The grant of options made to the named executive officers in the first quarter of 2022 in connection with the annual grant of long-term equity awards was based on the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplied by 20%. The actual number of stock options granted was determined by assigning a value to the options using an option pricing model and dividing the dollar value of target compensation by the value of an option. The resulting number of stock options are shown in the table below.

Named Executive Officer	Number of Options
Mr. Fish	59,415
Ms. Rankin	14,016
Mr. Morris	16,453
Mr. Carrasco	12,188
Ms. Hemmer	10,969

The stock options granted in 2023 vest ratably in three annual increments, beginning on the first anniversary of the date of grant. The exercise price of the options granted in 2023 is $150.115, which is the average of the high and low market price of our Common Stock on the date of grant, and the options have a term of 10 years. We account for our employee stock options under ASC Topic 718 using a Black-Scholes valuation model to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is amortized to expense over the vesting period less expected forfeitures, except for stock options granted to retirement-eligible employees, for which expense is accelerated over the period that the recipient becomes retirement-eligible.

Restricted Stock Units. The Company did not grant any RSUs to the named executives in 2023. Each of the named executives, other than Mr. Fish, holds outstanding RSUs that were granted in 2022 in connection with achievement of targeted synergies from the Company's 2020 acquisition of Advanced Disposal Services, Inc. Mr. Carrasco also had RSUs vest in 2023, and will have RSUs vest in 2024, that were granted prior to his promotion to the senior leadership team.

RSUs vest in full on the third anniversary of the date of grant. Dividends on the RSUs will accrue and be paid in cash upon vesting. The RSUs may not be voted or sold until vested. Unvested RSUs are subject to forfeiture in the event of voluntary or for-cause termination. RSUs will be prorated upon involuntary termination other than for cause, and RSUs immediately vest in the event of an employee's death or disability.

The MD&C Committee anticipates that grants of RSUs to named executives will continue to be made on a limited basis in cases such as a significant promotion, increased responsibilities, special recognition and to attract new hires, and that RSUs will not be a routine component of named executive compensation.

Post-Employment and Change in Control Compensation; Clawback Policies

Severance Protection Plan. In December 2017, we adopted an Executive Severance Protection Plan (the "Severance Protection Plan") and each of Messrs. Fish and Morris and Ms. Rankin entered into new or amended and restated employment agreements (the "2017 Employment Agreements"). The Severance Protection Plan covers each of our executive officers. The 2017 Employment Agreements do not contain separate severance entitlements, but instead provide for additional terms and protections relating to the respective executive's participation in the Severance Protection Plan. The 2017 Employment Agreements served to transition the Company's severance protections away from contract-based protections and onto a standardized and flexible plan-based approach. Going forward, the Company does not anticipate entering into new employment agreements with our executive officers, and neither Mr. Carrasco nor Ms. Hemmer is a party to an employment agreement with the Company.

Post-Employment Covenants and Clawback Policies. The 2017 Employment Agreements contain noncompetition and nonsolicitation restrictions that apply during employment and for a two-year period following termination. Additionally, the Severance Protection Plan contains (a) a requirement that the individual execute a general release prior to receiving post-termination benefits and (b) a clawback feature that allows for the suspension and refund of termination benefits for subsequently discovered cause. The clawback feature generally allows the Company to cancel any remaining payments due and obligates the named executive to refund to the Company severance payments already made if, within one year of termination of employment of the named executive by the Company for any reason other than for cause, the Company determines that the named executive could have been terminated for cause.

Our current equity award agreements also include a requirement that, in order to be eligible to vest in any portion of the award, the employee must enter into an agreement containing restrictive covenants applicable to the employee's behavior following termination. Additionally, our equity award agreements include compensation clawback provisions that provide, if the MD&C Committee determines that an employee either engaged in or benefited from misconduct, then the employee will refund any amounts received under the equity award agreements. Misconduct generally includes any act or failure to act that caused or was intended to cause a violation of the Company's policies, generally accepted accounting principles or applicable laws and that materially increased the value of the equity award. Further, our MD&C Committee has adopted a clawback policy applicable to our annual cash incentive awards that is designed to recoup annual cash incentive payments when the recipient's personal misconduct affects the payout calculations for the awards. Clawback terms applicable to our incentive awards allow recovery within the earlier to occur of one year after discovery of misconduct and the second anniversary of the employee's termination of employment.

In 2023, the MD&C Committee adopted the executive compensation clawback policy mandated by the New York Stock Exchange, which is accessible through the Exhibit List to the Company's Annual Report on Form 10-K. This clawback policy provides for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct. No obligation has arisen to recover executive compensation pursuant to this policy.

Other Compensation Policies and Practices

Compensation Limitation Policies. The Company has adopted a Severance Limitation Policy that generally provides that the Company may not enter into severance arrangements with its executive officers that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target annual cash incentive, unless such future severance arrangement receives stockholder approval. The Company has also adopted its Policy Limiting Certain Compensation Practices, which generally provides that the Company will not enter into compensation arrangements that would obligate the Company to pay a death benefit or gross-up payment to an executive officer unless such arrangement receives stockholder approval. Both of these compensation limitation policies are subject to certain exceptions, including benefits generally available to management-level employees and any payment in reasonable settlement of a legal claim. Additionally, "Death Benefits" under the policy does not include deferred compensation, retirement benefits or accelerated vesting or continuation of equity-based awards pursuant to generally-applicable equity award plan provisions. None of our executive officers are party to any employment agreement or arrangement with the Company that provides for severance, gross-up or death benefits that exceed amounts permitted by these compensation limitation policies.

Stock Ownership Guidelines and Holding Requirements. All of our named executive officers are subject to stock ownership guidelines. We instituted stock ownership guidelines because we believe that ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects and further aligns employees' interests with those of our stockholders. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Although there is no deadline set for senior executives to reach their ownership guidelines, the MD&C Committee monitors ownership levels to confirm that executives are making sustained progress toward achievement of their ownership guidelines. Additionally, our stock ownership guidelines contain holding requirements. Executives with a title of Senior Vice President or higher, which includes all of our named executives, must hold 100% of all net shares acquired through the Company's long-term incentive plans until the individual's ownership guideline is achieved. Once achieved, the requisite stock ownership level must continue to be retained throughout the executive's employment with the Company.

The MD&C Committee regularly reviews the ownership guidelines to ensure that the appropriate share ownership levels are in place. Guidelines are expressed as a multiple of base salary and are calculated annually based on the average closing price of our Common Stock for the 20 trading days preceding April 1. Each named executive's ownership guideline multiple of base salary and ownership multiple of base salary attained as of March 5, 2024, using the closing price of our Common Stock on such date and base salaries in effect on December 31, 2023, are set forth below. Shares owned outright, vested equity awards that have been deferred, Common Stock equivalents based on holdings in the Company's 401(k) Retirement Savings Plan and phantom stock held in the Company's 409A Deferral Plan count toward meeting the ownership guidelines. Stock options, PSUs, RSUs and restricted stock, if any, do not count toward meeting the ownership guidelines until they are vested or earned.

	Ownership Guideline Multiple of Base Salary	Ownership Multiple of Base Salary Attained as of March 5, 2024
Mr. Fish	6x	44x
Ms. Rankin	3x	16x
Mr. Morris	3x	24x
Mr. Carrasco	3x	4x
Ms. Hemmer	3x	16x

As discussed under "Director and Officer Stock Ownership," the MD&C Committee also establishes ownership guidelines for the non-employee directors and performs regular reviews to ensure all non-employee directors are in compliance or are showing sustained progress toward achievement of their ownership guideline.

Insider Trading; Prohibition of Hedging and Pledging Company Securities. The Company's Insider Trading Policy prohibits directors, executive officers and other "designated insiders" from engaging in most transactions involving the Company's Common Stock during periods, determined by the Company, that those individuals are most likely to be aware of material, non-public information. Directors, executive officers and other designated insiders subject to stock ownership guidelines must clear all their transactions in our Common Stock with the Company's office of the Chief Legal Officer in advance. Additionally, it is our policy that directors, executive officers and designated insiders are not permitted to hedge their ownership of Company securities, including (a) trading in options, warrants, puts and calls or similar derivative instruments on any security of the Company; (b) selling any security of the Company "short" and (c) purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of offsetting any decrease in the market value of any security of the Company granted as compensation or held, directly or indirectly, by the director, executive officer or designated insider. The Company's Insider Trading Policy also provides that directors and executive officers may not pledge Company securities or hold Company securities in a margin account.

EXECUTIVE COMPENSATION TABLES

We are required to present compensation information in the tabular format prescribed by the SEC. This format, including the tables' column headings, may be different from the way we describe or consider elements and components of compensation internally. The *Compensation Discussion and Analysis* contains a discussion that should be read in conjunction with these tables to gain a complete understanding of our executive compensation philosophy, programs and decisions.

SUMMARY COMPENSATION TABLE

Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
James C. Fish, Jr. **President and Chief Executive Officer**						
2023	1,388,461[5]	8,405,433	1,950,000	2,638,116	246,844	14,628,854
2022	1,338,462[5]	8,023,256	1,750,011	3,459,049	249,906	14,820,684
2021	1,294,231[5]	7,312,195	1,700,005	2,656,497	94,435	13,057,363
Devina A. Rankin **Executive Vice President and Chief Financial Officer**						
2023	760,792	1,982,933	460,005	915,228	95,142	4,214,100
2022	730,288	3,008,095	439,988	1,258,404	98,980	5,535,755
2021	700,671	1,806,413	420,003	958,821	56,094	3,942,002
John J. Morris, Jr. **Executive Vice President and Chief Operating Officer**						
2023	777,031	2,327,562	539,987	1,028,241	144,151	4,816,972
2022	748,736	3,870,479	519,995	1,391,871	131,155	6,662,236
2021	728,138	1,978,522	460,006	996,408	67,420	4,230,494
Rafael E. Carrasco **Senior Vice President — Enterprise Strategy**						
2023	633,592	1,724,132	400,010	686,538	16,036	3,460,308
Tara J. Hemmer **Senior Vice President and Chief Sustainability Officer**						
2023	662,769	1,551,818	360,003	717,576	102,639	3,394,805
2022	630,506	2,302,032	339,992	978,476	70,648	4,321,654
2021	585,868	1,462,439	339,998	721,549	45,601	3,155,455

(1)   Amounts in this column represent the grant date fair value of PSUs granted to all named executives annually. The grant date fair values were calculated in accordance with ASC Topic 718, as further described in Note 14 in the Notes to the Consolidated Financial Statements in our 2023 Annual Report on Form 10-K. The grant date fair value of a TSR PSU granted in 2023, based on a multifactor Monte Carlo model, is $177.48, and because total shareholder return is a market condition, projected achievement is embedded in the grant date fair value. The grant date fair value of a Cash Flow PSU granted in 2023 is $150.115, which is the average of the high and low market price of our Common Stock on the date of the grant, in accordance with our 2014 Stock Incentive Plan. The table below shows (a) the aggregate grant date fair value of Cash Flow PSUs assuming target level of performance is achieved (this is the amount included in the Stock Awards column in the Summary Compensation Table) and (b) the aggregate grant date fair value of the same PSUs assuming the Company will reach the highest level of achievement for this performance measure and maximum payouts will be earned.

	Year	Aggregate Grant Date Fair Value of Cash Flow PSUs Assuming Target Level of Performance Achieved ($)	Aggregate Grant Date Fair Value of Cash Flow PSUs Assuming Highest Level of Performance Achieved ($)
James C. Fish, Jr.	2023	3,851,651	7,703,302
	2022	3,468,403	6,936,806
	2021	3,304,908	6,609,816
Devina A. Rankin	2023	908,646	1,817,292
	2022	871,981	1,743,962
	2021	816,448	1,632,896
John J. Morris, Jr.	2023	1,066,567	2,133,134
	2022	1,030,615	2,061,230
	2021	894,237	1,788,474
Rafael E. Carrasco	2023	790,055	1,580,110
Tara J. Hemmer	2023	711,095	1,422,190
	2022	673,869	1,347,738
	2021	660,982	1,321,963

(2)   Amounts in this column represent the grant date fair value of stock options granted annually, in accordance with ASC Topic 718. The grant date fair value of the options granted in 2023, calculated using a Black-Scholes option pricing model, is $32.82 per option. See Note 14 in the Notes to the Consolidated Financial Statements in our 2023 Annual Report on Form 10-K for additional information.

(3)   Amounts in this column represent cash incentive awards earned and paid based on the achievement of performance criteria. See "Compensation Discussion and Analysis — Named Executive's 2023 Compensation Program and Results — Annual Cash Incentive" for additional information.

(4)   The amounts included in "All Other Compensation" for 2023 are shown below (in dollars):

	401(k) Plan Matching Contributions	409A Deferral Plan Matching Contributions	Life Insurance Premiums	Perquisites and Other Personal Benefits[a]
James C. Fish, Jr.	14,850	191,240	2,467	38,287
Devina A. Rankin	14,850	78,835	1,457	—
John J. Morris, Jr.	14,850	82,751	1,497	45,053
Rafael E. Carrasco	14,850	—	1,186	—
Tara J. Hemmer	14,850	59,006	1,280	27,503

(a)   This column includes perquisites and personal benefits received by a named executive officer in 2023, to the extent that the total incremental cost of such perquisites and personal benefits was at least $10,000, consisting of (i) incremental cost for personal use of Company aircraft in the following amounts: Mr. Fish — $34,930, Mr. Morris — $41,696 and Ms. Hemmer — $24,146 and (ii) $3,357 of income that was imputed for the cost of the executive's guest's participation in Company events. Annually, we calculate an hourly direct operating cost for Company aircraft using industry standard measurements of costs for fuel, catering, telecommunications, maintenance, landing and hangar fees, flight plans and permits, and crew. We then allocate incremental cost to the named executive based on the amount of aircraft time required for the personal use, multiplied by the direct operating cost. When a deviation is made from business travel to pick up or drop off the executive in another location for a personal purpose, we calculate the time difference resulting from the flight plan deviation and multiply it by the direct operating cost. We also allocate incremental cost to the named executive in the unusual event that a deadhead flight is required to position the aircraft to serve personal needs. We own and operate our aircraft primarily for business use; therefore, we do not include purchase costs or other fixed costs associated with our aircraft in the direct operating cost.

(5)   Includes $100,000 of base salary in each of 2021 and 2022 and $200,000 of base salary in 2023 to which Mr. Fish was entitled but voluntarily relinquished to fund scholarships and other programs that benefit Company employees.

GRANT OF PLAN-BASED AWARDS IN 2023

Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options(#)[3]	Exercise or Base Price of Option Awards ($/sh)[4]	Closing Market Price on Date of Grant ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
James C. Fish, Jr.											
Cash Incentive	1,316,786	2,194,643	4,389,286								
3/7/23				25,658	51,316	102,632					8,405,433
3/7/23								59,415	150.115	149.40	1,950,000
Devina A. Rankin											
Cash Incentive	456,826	761,377	1,522,754								
3/7/23				6,053	12,106	24,212					1,982,933
3/7/23								14,016	150.115	149.40	460,005
John J. Morris, Jr.											
Cash Incentive	513,235	855,392	1,710,784								
3/7/23				7,105	14,210	28,420					2,327,562
3/7/23								16,453	150.115	149.40	539,987
Rafael E. Carrasco											
Cash Incentive	342,678	571,130	1,142,260								
3/7/23				5,263	10,5266	21,052					1,724,132
3/7/23								12,188	150.115	149.40	400,010
Tara J. Hemmer											
Cash Incentive	358,170	596,950	1,193,900								
3/7/23				4,737	9,474	18,948					1,551,818
3/7/23								10,969	150.115	149.40	360,003

(1) Actual payouts of cash incentive awards for 2023 performance are shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." The named executives' possible annual cash incentive payouts are calculated using a percentage of base salary approved by the MD&C Committee. The threshold levels represent the amounts that would have been payable if the minimum performance criteria were met for each of the three financial performance measures. The range of possible payouts does not incorporate the potential impact of the sustainability modifier, pursuant to which cash incentive payouts were eligible to be increased, or decreased, up to 5% depending on achievement calculated using a sustainability scorecard. See "Compensation Discussion and Analysis — Named Executive's 2023 Compensation Program and Results — Annual Cash Incentive" for additional information.

(2) Consists of the number of shares of Common Stock potentially issuable based on the achievement of performance criteria under PSU awards granted under our 2014 Stock Incentive Plan. See "Compensation Discussion and Analysis — Named Executive's 2023 Compensation Program and Results — Long-Term Equity Incentives — PSUs Granted in 2023" for additional information. The performance period for these awards ends December 31, 2025. PSUs earn dividend equivalents, which are paid out based on the number of shares earned at the end of the performance period.

(3) Consists of the number of shares of Common Stock potentially issuable upon the exercise of options granted under our 2014 Stock Incentive Plan. See "Compensation Discussion and Analysis — Named Executive's 2023 Compensation Program and Results — Long-Term Equity Incentives — Stock Options" for additional information. Stock options vest ratably in three annual increments, beginning on the first anniversary of the date of grant. Although we consider stock options to be a form of incentive compensation, only awards with performance criteria are included as "Equity Incentive Plan Awards" in our compensation tables.

(4) The exercise price represents the average of the high and low market price of our Common Stock on the date of the grant, in accordance with our 2014 Stock Incentive Plan.

(5) These amounts are grant date fair values of the awards as calculated under ASC Topic 718 and as further described in notes (1) and (2) to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2023

Name	Option Awards				Stock Awards[1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[6]	Market Value of Shares or Units of Stock That Have Not Vested ($)[6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[7]
James C. Fish, Jr.								
	—	59,415[3]	150.115	3/7/2033	—	—	98,936	35,438,875
	22,063	44,125[4]	145.67	3/1/2032	—	—	—	—
	—	32,850[5]	110.81	2/23/2031	—	—	—	—
Devina A. Rankin								
	—	14,016[3]	150.115	3/7/2033	6,803	1,218,417	24,078	8,624,740
	5,547	11,094[4]	145.67	3/1/2032	—	—	—	—
	16,232	8,116[5]	110.81	2/23/2031	—	—	—	—
	25,284	—	126.005	2/19/2030	—	—	—	—
John J. Morris, Jr.								
	—	16,453[3]	150.115	3/7/2033	10,204	1,827,536	28,360	10,158,552
	6,556	13,111[4]	145.67	3/1/2032	—	—	—	—
	—	8,889[5]	110.81	2/23/2031	—	—	—	—
	13,907	—	126.005	2/19/2030	—	—	—	—
Rafael E. Carrasco								
	—	12,188[3]	150.115	3/7/2033	3,061	548,225	19,778	7,084,480
	4,287	8,572[5]	145.67	3/1/2032	351	62,864	—	—
	1,546	773[5]	110.81	2/23/2031	—	—	—	—
	2,655	—	126.005	2/19/2030	—	—	—	—
	3,273	—	98.898	2/19/2029	—	—	—	—
	3,207	—	85.34	2/20/2028	—	—	—	—
	1,000	—	73.335	2/28/2027	—	—	—	—
Tara J. Hemmer								
	—	10,969[3]	150.115	3/7/2033	5,102	913,768	18,726	6,707,653
	4,287	8,572[4]	145.67	3/1/2032	—	—	—	—
	13,140	6,570[5]	110.81	2/23/2031	—	—	—	—
	20,860	—	126.005	2/19/2030	—	—	—	—

(1) Values are based on the closing price of our Common Stock on December 31, 2023 of $179.10.

(2) Includes vested stock options granted on February 28, 2017; February 20, 2018; February 19, 2019; February 19, 2020, February 23, 2021 and March 1, 2022 pursuant to our 2014 Stock Incentive Plan.

(3) Includes stock options granted on March 7, 2023 that vest ratably in three annual increments, beginning on the first anniversary of the date of grant.

(4) Includes stock options granted on March 1, 2022 that vest ratably in three annual increments, beginning on the first anniversary of the date of grant.

(5) Includes stock options granted on February 23, 2021 that vest ratably in three annual increments, beginning on the first anniversary of the date of grant.

(6) Includes RSUs granted on March 1, 2022 under our 2014 Stock Incentive Plan that vest in full on the third anniversary of the date of grant. In the case of Mr. Carrasco, the table also includes 351 RSUs granted on February 23, 2021 under our 2014 Stock Incentive Plan, prior to his promotion to the senior leadership team, that vest in full on the third anniversary of the date of grant.

(7) Includes PSUs with three-year performance periods ending December 31, 2024 and December 31, 2025. Payouts on PSUs are made after the Company's financial results for the performance period are reported and the MD&C Committee determines achievement of performance results and corresponding vesting during the first quarter of the succeeding year. The PSUs for the performance period ended December 31, 2023 are not included in the table as they are considered earned as of December 31, 2023 for proxy statement disclosure purposes; instead, such PSUs are included in the Option Exercises and Stock Vested table below. Pursuant to SEC disclosure instructions, because the Company's performance on the metrics governing our PSUs with the performance period ended December 31, 2022 exceeded target, the payout value of unearned awards is calculated assuming maximum performance criteria is achieved. The following number of PSUs have a performance period ending December 31, 2024: Mr. Fish — 47,620; Ms. Rankin — 11,972; Mr. Morris — 14,150; Mr. Carrasco — 9,252; and Ms. Hemmer — 9,252. The following number of PSUs have a performance period ending December 31, 2025: Mr. Fish — 51,316; Ms. Rankin — 12,106; Mr. Morris — 14,210; Mr. Carrasco — 10,526; and Ms. Hemmer — 9,474.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise(#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[2]
James C. Fish, Jr.	83,419	3,626,951	119,300	23,483,609
Devina A. Rankin	—	—	29,472	5,801,416
John J. Morris, Jr.	8,889	553,792	32,280	6,354,157
Rafael E. Carrasco	—	—	2,451	467,471
Tara J. Hemmer	27,005	1,970,469	23,860	4,696,722

(1) The following number of net shares were received, after withholdings and/or sale of shares to cover option costs and taxes: Mr. Fish — 13,454; Mr. Morris — 1,940; and Ms. Hemmer — 6,954;

(2) Includes shares of the Company's Common Stock issued on account of PSUs granted in 2021 with a performance period ended December 31, 2023. The determination of achievement of performance results and corresponding vesting of such PSUs was performed by the MD&C Committee in February 2024. Following such determination, shares of the Company's Common Stock earned under this award were issued on February 13, 2024. Also includes 347 RSUs granted to Mr. Carrasco prior to his promotion to the senior leadership team that vested in 2023. The value of PSUs and RSUs is calculated using the average of the high and low market price of our Common Stock on the date of payout.

Nonqualified Deferred Compensation in 2023

Amounts that Can be Deferred. Under our 409A Deferral Plan, each of our named executive officers may elect to defer receipt of portions of their base salary and annual cash incentives for the applicable fiscal year in excess of the annual compensation threshold (the "Threshold") established under Section 401(a)(17) of IRC. For 2023, the Threshold was $330,000. Such deferrals will result in a deferral of taxation on the amounts deferred. The 409A Deferral Plan provides that a plan participant may defer, for payment at a future date (a) up to 25% of the participant's base salary, and up to 100% of the participant's annual cash incentives, payable after the aggregate of such base salary and annual cash incentives reaches the Threshold; (b) any RSUs that would otherwise be received by the plan participant; and (c) any PSUs that would otherwise be received by the plan participant.

Matching Contributions. The Company match provided under the 409A Deferral Plan is dollar for dollar on the employee's deferrals, up to 3% of the employee's aggregate base salary and cash incentives in excess of the Threshold, and fifty cents on the dollar on the employee's deferrals, in excess of 3% and up to 6% of the employee's aggregate base salary and cash incentives in excess of the Threshold. Additional deferral contributions will not be matched but will be tax-deferred. Amounts deferred under this plan are allocated into accounts that mirror selected investment funds in our 401(k) Retirement Savings Plan, including a Company stock fund, although the amounts deferred are not actually invested in stock or funds. There is no Company match on deferred RSUs or PSUs, but the Company makes a cash payment of dividend equivalents on the shares deferred at the same time and at the same rate as dividends on the Company's Common Stock.

Timing of Distributions. Participating employees generally can elect to receive distributions commencing six months after the employee leaves the Company in the form of annual installments or a lump sum payment. Special circumstances may allow for a modified or accelerated distribution, such as the employee's death, an unforeseen emergency, or upon termination of the plan. In the event of death, distribution will be made to the designated beneficiary in a single lump sum in the following calendar year. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount necessary to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company matching contributions, and gains and/or losses related to their investment choices.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
James C. Fish, Jr.	250,005	191,240	2,782,176	265,563	20,355,169
Devina A. Rankin	101,352	78,835	128,916	—	998,839
John J. Morris, Jr.	110,334	82,751	546,764	—	3,159,891
Rafael E. Carrasco	—	—	—	—	—
Tara J. Hemmer	131,124	59,006	139,619	—	991,541

(1) Contributions are made pursuant to the Company's 409A Deferral Plan. Executive contributions of base salary and annual cash incentive compensation is included in the Salary column and the Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table.

(2) Company contributions to the executives' 409A Deferral Plan accounts are included in the All Other Compensation column in the Summary Compensation Table.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this Proxy Statement, as the amounts of the named executives' earnings on deferred cash compensation represent the general market gains (or losses) on investments, rather than amounts or rates set by the Company for the benefit of the named executives. In the case of Mr. Fish, who has deferred receipt of a total of 94,844 shares of Common Stock in prior years, earnings reported in the column above also include the change in the closing price per share of the Company's Common Stock from December 31, 2022 to December 31, 2023, plus $2.80 of dividend equivalents paid per share of Common Stock in 2023, multiplied by the number of shares deferred. The dividend equivalents on the deferred shares were paid in cash to Mr. Fish during 2023 and are reflected in the Aggregate Withdrawals/ Distributions column above. The value of Mr. Fish's deferred shares was included in the Option Exercises and Stock Vested table in the years such awards vested.

(4) Amounts shown in this column include the following amounts that were reported as compensation to the named executive in the Summary Compensation Table for 2021-2023: Mr. Fish — $852,605; Ms. Rankin — $421,888; Mr. Morris — $408,768 and Ms. Hemmer — $439,700. Mr. Carrasco has not elected to participate in the 409A Deferral Plan.

Potential Payments Upon Termination or Change in Control

Change in Control. The post-employment compensation our named executives receive is based on provisions included in retirement and severance plan documents, employment agreements and equity incentive award documentation. Severance protections aid in retention of senior leadership by providing the individual with comfort that he or she will be treated fairly in the event of an involuntary termination not for cause. The change in control provisions included in the Severance Protection Plan, our stock option award agreements and, if applicable, employment agreements require a double trigger in order to receive any payment in the event of a change in control situation. First, a change in control must occur, and second, the individual must terminate employment for good reason or the Company must terminate employment without cause within six months prior to or two years following the change in control event. PSUs are paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change in control. Thereafter, the executive would typically receive a replacement award from the successor entity, provided that the successor entity is publicly traded. If the successor is not publicly traded, the executive will be entitled to a replacement award of cash. RSUs vest upon a change in control unless the successor entity converts the awards to equivalent grants in the successor. In the case of both converted RSU and PSU awards, they will vest in full if the executive is terminated without cause following the change in control. We believe providing change in control protection encourages our named executives to pursue and facilitate transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Involuntary Termination or Resignation for Good Reason. Under the Severance Protection Plan, in the event a participant is terminated without cause or resigns for good reason, subject to execution of a release of claims and continued compliance with all restrictive covenants, he or she will be entitled to receive: (a) cash severance in an aggregate amount equal to two times the sum of the participant's base salary and target annual bonus (with one half payable in a lump sum at termination, and the remaining half payable in installments over a two-year period); (b) continuation of group health benefits over a two-year period following termination and (c) a *pro rata* annual cash incentive payment for the year of termination. In the event a named executive is terminated for cause, he or she is entitled to any accrued but unpaid salary only, and all unvested awards and outstanding stock options, whether exercisable or not, are forfeited.

The terms "cause," "good reason," and "change in control" are defined in the executives' employment agreements, the Severance Protection Plan and equity award plans and agreements, as applicable, but such terms have the meanings generally described below. You should refer to the applicable documentation, accessible through the Exhibit List to the Company's Annual Report on Form 10-K, for the full definitions.

- "Cause" generally means the named executive has: deliberately refused to perform his or her duties; breached his or her duty of loyalty to the Company; been convicted of a felony; intentionally and materially harmed the Company; materially violated the Company's policies and procedures or breached the covenants contained in his or her agreement.

- "Good Reason" generally means that, without the named executive's consent: his or her duties or responsibilities have been substantially changed; he or she has been removed from his or her position; the Company has breached his or her employment agreement; any successor to the Company has not assumed the obligations under his or her employment agreement; or he or she has been reassigned to a location more than 50 miles away.

- "Change in Control" generally means that: at least 25% of the Company's Common Stock has been acquired by one person or persons acting as a group; certain significant turnover in our Board of Directors has occurred; there has been a merger of the Company in which at least 50% of the combined post-merger voting power of the surviving entity does not consist of the Company's pre-merger voting power, or a merger to effect a recapitalization that resulted in a person or persons acting as a group acquired 25% or more of the Company's voting securities; or the Company is liquidating or selling all or substantially all of its assets.

Benefits to a participant under the Severance Protection Plan are subject to reduction to the extent required by the Company's Severance Limitation Policy or if the excise tax described in Sections 280G or 4999 of the IRC is applicable and such reduction would place the participant in a better net after tax position.

Voluntary Termination; Retirement. Our equity award agreements generally provide that an executive forfeits unvested awards if he or she voluntarily terminates employment. RSUs and PSUs generally vest on a *pro rata* basis upon involuntary termination other than for cause. RSUs, PSUs and stock options generally continue to vest following a qualifying retirement as if the employee had remained employed until the end of the performance period. If the recipient is terminated by the Company without cause or voluntarily resigns, the recipient is entitled to exercise all stock options outstanding and exercisable within a specified time frame after such termination.

Explanation of Tabular Disclosure. The following table presents potential payouts to our named executives at year-end upon termination of employment in the circumstances indicated pursuant to the terms of applicable plans and agreements. The payouts set forth below assume the triggering event indicated occurred on December 31, 2023, when the closing price of our Common Stock was $179.10 per share. These payouts are calculated for SEC disclosure purposes and are not necessarily indicative of the actual amounts the named executive would receive. Please note the following when reviewing the payouts set forth below:

- The compensation component set forth below for accelerated vesting of stock options is comprised of the unvested stock options granted in 2021, 2022 and 2023, based on the difference between the closing price of our Common Stock on December 31, 2023 and the exercise price of those options.

- For purposes of calculating the payout of performance share unit awards outstanding as of December 31, 2023, we have assumed that target performance was achieved; actual performance share unit payouts will be based on actual performance of the Company during the performance period.

- For purposes of calculating the payout upon the "double trigger" of change in control and subsequent involuntary termination not for cause, the value of the performance share unit replacement award is equal to the number of PSUs that would be forfeited based on the prorated acceleration of the PSUs, multiplied by the closing price of our Common Stock on December 31, 2023.

- The payout for continuation of benefits is an estimate of the cost the Company would incur to continue those benefits.

- The Company's practice is to provide all benefits-eligible employees with life insurance that pays one times annual base salary upon death, subject to an age-based reduction provision beginning at age 65. The insurance benefit is a payment by an insurance company, not the Company, and is payable under the terms of the insurance policy.

- Refer to the Nonqualified Deferred Compensation in 2023 table above for aggregate balances payable to the named executives under our 409A Deferral Plan pursuant to the named executive's distribution elections.

Potential Consideration Upon Termination of Employment

Payout or Value of Compensation Components, in dollars	Mr. Fish	Ms. Rankin	Mr. Morris	Mr. Carrasco	Ms. Hemmer
In Event of Death or Disability					
• Accelerated vesting of stock options	5,440,570	1,331,368	1,522,221	692,619	1,053,163
• Payment of PSUs (contingent on actual performance at end of performance period)	17,719,438	4,312,370	5,079,276	3,542,240	3,353,827
• Accelerated vesting of RSUs	—	1,218,417	1,827,536	611,089	913,768
• Life insurance benefit paid by insurance company (in the case of death)	1,250,000	739,000	754,000	595,000	643,000
Total	**24,410,008**	**7,601,155**	**9,183,033**	**5,440,948**	**5,963,758**
In Event of Termination Without Cause by the Company or For Good Reason by the Employee					
• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	7,280,000	3,070,400	3,292,800	2,451,760	2,541,060
• Continued coverage under health and welfare benefit plans for two years	31,324	31,324	31,324	31,324	31,324
• Prorated payment of PSUs (contingent on actual performance at end of performance period)	8,749,393	2,152,185	2,537,847	1,733,091	1,670,287
• Prorated vesting of RSUs	—	743,235	1,114,797	394,138	557,399
Total	**16,060,717**	**5,997,144**	**6,976,768**	**4,610,313**	**4,800,070**
In Event of Termination Without Cause by the Company or For Good Reason by the Employee Six Months Following a Change in Control (Double Trigger)					
• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	7,280,000	3,070,400	3,292,800	2,451,760	2,541,060
• Continued coverage under health and welfare benefit plans for two years	31,324	31,324	31,324	31,324	31,324
• Accelerated vesting of stock options	5,440,570	1,331,368	1,522,221	692,619	1,053,163
• Prorated accelerated payment of PSUs	8,749,393	2,152,185	2,537,847	1,733,091	1,670,287
• Accelerated payment of PSUs replacement grant	8,970,045	2,160,185	2,541,429	1,809,149	1,683,540
• Accelerated vesting of RSUs	—	1,218,417	1,827,536	611,089	913,768
• Prorated annual cash bonus[1]	4,480,000	1,535,200	1,724,800	580,680	601,830
Total	**34,951,332**	**11,499,079**	**13,477,957**	**7,909,712**	**8,494,972**

(1) Pursuant to the Severance Protection Plan, Ms. Hemmer and Mr. Carrasco receive a prorated target annual cash bonus under this scenario. Mr. Fish, Ms. Rankin, and Mr. Morris receive a prorated maximum annual cash bonus under this scenario pursuant to their 2017 Employment Agreements. The 2017 Employment Agreements provided for this enhanced treatment partially on account of similar terms in pre-existing employment agreements that executives were agreeing to terminate in order to support the Company's transition toward a more standardized and flexible approach to severance protections.

Chief Executive Officer Pay Ratio

In 2022, we reconducted our analysis to identify the Company's median employee, based on total annual compensation for all employees other than our Chief Executive Officer, in accordance with SEC Regulation S-K, Item 402(u) (the "Median Employee"). There have been no changes to the Company's employee population, compensation arrangements, or the circumstances of the Median Employee that the Company believes would significantly impact this pay ratio disclosure and require identification of a new Median Employee. To select the Median Employee, we determined the actual taxable compensation paid to each listed employee in 2021, converted to U.S. dollars at appropriate exchange rates for non-U.S. employees, and annualized for salaried employees hired during the year. We did not apply any cost-of-living adjustments nor did we use any form of statistical sampling. The Median Employee, a Senior Technician in the U.S., was identified from a list of Company employees as of December 31, 2021. Out of a total worldwide employee population of 48,687 on that date, the list included 47,617 employees and excluded the Chief Executive Officer and our 1,069 employees based in India. Approximately 95.7% of these total employees work in the U.S. and approximately 4.3% work in Canada. Over 99% of these individuals are full-time employees. Any temporary or seasonal employees are included; any subcontracted workers are not employees and are excluded. For 2023, total annual compensation for the Median Employee was $97,046. The annual compensation of our Chief Executive Officer was $14,628,854, for a ratio of 1:151. These values were calculated in accordance with SEC Regulation S-K, Item 402(c)(2)(x) requirements for reporting total compensation in the Summary Compensation Table.

Equity Compensation Plan Table

The following table provides information as of December 31, 2023 about the number of shares to be issued upon vesting or exercise of equity awards and shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders[1]	4,162,092[2]	$111.22[3]	16,085,724[4]

(1) Includes our 2009 Stock Incentive Plan, 2014 Stock Incentive Plan, 2023 Stock Incentive Plan and Employee Stock Purchase Plan ("ESPP"). No additional awards may be granted under our 2009 Stock Incentive Plan or our 2014 Stock Incentive Plan.

(2) Includes: options outstanding for 2,728,522 shares of Common Stock; 182,105 shares of Common Stock to be issued in connection with deferred compensation obligations; 370,902 shares underlying unvested RSUs and 880,563 shares of Common Stock that would be issued on account of outstanding PSUs if the target performance level is achieved. Assuming, instead, that the maximum performance level was achieved on such PSUs, the amount of Common Stock that would be issued on account of outstanding awards would increase by 880,563 shares.

The total number of shares subject to outstanding awards in the table above includes 308,597 shares on account of PSUs, at target, with the performance period ended December 31, 2023. The determination of achievement of performance results on such PSUs was performed by the MD&C Committee in February 2024, and the Company achieved maximum performance criteria on the TSR PSUs and the Cash Flow PSUs, yielding a 200% payout. A total of 406,810 shares of Common Stock were issued on account of such PSUs in February 2024, net of units deferred, of which 203,405 shares of Common Stock were included in the first column of the table above.

Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes; however, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and the purchase price is not yet known.

(3) Excludes PSUs and RSUs because those awards do not have exercise prices associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (2) above.

(4) The shares remaining available include 1,795,378 shares under our ESPP and 14,290,346 shares under our 2023 Stock Incentive Plan, assuming payout of PSUs at maximum. Assuming payout of PSUs at target, the number of shares remaining available for issuance under our 2023 Stock Incentive Plan would be 15,170,909.

PAY VERSUS PERFORMANCE

We are required to calculate and present the following compensation information in the tabular format prescribed by the SEC. The *Compensation Discussion and Analysis* and other executive compensation tables above should be read in conjunction with this section to gain a complete understanding of our executive compensation philosophy, programs and decisions.

The tables and discussion below refer to an SEC-prescribed calculation of compensation actually paid, referred to as "CAP". However, CAP does not correlate to the total amount of compensation that the executive realized during the year. CAP is a detailed calculation that includes adjustments to Total Compensation as reported in the Summary Compensation Table (the "SCT") to reflect the increase (or decrease) in value of equity compensation over the course of the year, including equity compensation granted in prior years and equity compensation remaining unvested as of year-end. The equity compensation values used to determine CAP are calculated in accordance with ASC Topic 718, based on various methodologies and assumptions. The amount of compensation that the executive will actually realize when such equity awards vest or options are exercised may be materially different from the amounts used in the CAP calculation.

The table below includes our Operating EBITDA annual cash incentive performance measure as the Company Selected Measure ("CSM") that management believes is the most important annual financial performance measure used to link executive pay and Company performance in 2023. This measure is also discussed in our *Compensation Discussion and Analysis* and is generally defined as the Company's income from operations, excluding depreciation, depletion and amortization, "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net" reported in our Annual Report on Form 10-K, and also excluding the impacts of our recycling brokerage business. Operating EBITDA presented in this proxy statement is a non-GAAP measure and is defined differently than Operating EBITDA reported in the Company's quarterly earnings press release. See Appendix A for additional information and a reconciliation of this non-GAAP measure to the most comparable GAAP measure.

Pay Versus Performance Table

| Year | SCT Total to CEO[1] ($) | CEO CAP[1][2] ($) | Average SCT Total for Non-CEO NEOs[1] ($) | Average Non-CEO NEOs CAP[1][2] ($) | Value of Initial Fixed $100 Investment Based on:[3] | | Net Income ($ in billions) | CSM: Operating EBITDA ($ in billions) |
					WM TSR ($)	Peer Group TSR ($)		
2023	14,628,854	26,638,740	3,971,546	6,550,505	168	166	2.304	5.892
2022	14,820,684	13,037,001	5,202,091	4,823,249	145	141	2.238	5.475
2021	13,057,363	44,273,994	3,637,383	10,803,402	152	149	1.816	4.961
2020	12,373,925	15,824,928	3,372,614	4,308,433	105	107	1.496	4.371

(1) For all periods shown in the table above, the Company's CEO was Mr. James C. Fish, Jr. The Non-CEO NEOs for purposes of the 2023 disclosures include Ms. Devina A. Rankin, Mr. John C. Morris, Jr., Mr. Rafael E. Carrasco and Ms. Tara J. Hemmer. The Non-CEO NEOs for purposes of the 2022 and 2020 disclosures include Ms. Rankin, Mr. Morris, Ms. Hemmer and Mr. Steven R. Batchelor, the Company's retired Senior Vice President — Operations. The Non-CEO NEOs for purposes of the 2021 disclosures include Ms. Rankin, Mr. Morris, Ms. Hemmer and Mr. Charles C. Boettcher, Executive Vice President, Corporate Development & Chief Legal Officer.

(2) To calculate 2023 CAP, we made specified adjustments to Total Compensation as reported in the SCT, as set forth below:

Adjustments to CEO's SCT Total Compensation to Calculate CAP:

	2023
SCT Total Compensation	**14,628,854**
Deduction from SCT Total Compensation, in dollars	
• Grant date fair values of equity awards reported in the "Stock Awards" and "Options Awards" columns in the SCT	**10,355,433**
Additions to SCT Total Compensation, in dollars:	
• Fair value of stock awards granted during the year, as of 12/31[a]	11,099,138
• Fair value of option awards granted during the year, as of 12/31[b]	2,595,049
• Change in fair value of prior years' stock awards unvested at 12/31[a]	1,765,392
• Change in fair value of prior years' option awards unvested at 12/31[b]	818,348
• Change in fair value of prior years' stock awards vesting during the year[a]	5,614,556
• Change in fair value of prior years' option awards vesting during the year[b]	(445,774)
• Dividend equivalents paid upon stock awards vesting during the year	918,610
Total Additions to SCT Total Compensation, in dollars	**22,365,319**
CAP	**26,638,740**

Adjustments to Non-CEO NEOs Average SCT Total Compensation to Calculate Average CAP:

	2023
SCT Total Compensation	**3,971,546**
Deduction from SCT Total Compensation, in dollars	
• Grant date fair values of equity awards reported in the "Stock Awards" and "Options Awards" columns in the SCT	**2,336,613**
Additions to SCT Total Compensation, in dollars:	
• Fair value of stock awards granted during the year, as of 12/31[a]	2,501,178
• Fair value of option awards granted during the year, as of 12/31[b]	585,555
• Change in fair value of prior years' stock awards unvested at 12/31[a]	552,912
• Change in fair value of prior years' option awards unvested at 12/31[b]	163,643
• Change in fair value of prior years' stock awards vesting during the year[a]	1,031,736
• Change in fair value of prior years' option awards vesting during the year[b]	(88,919)
• Dividend equivalents paid upon stock awards vesting during the year	169,467
Total Additions to SCT Total Compensation, in dollars	**4,915,572**
CAP	**6,550,505**

(a) Stock awards for all NEOs include annual grants of TSR PSUs and Cash Flow PSUs. The fair value of an unvested TSR PSU is calculated using a multifactor Monte Carlo model, and because total shareholder return is a market condition, projected achievement is embedded in the fair value. The fair value of an unvested Cash Flow PSU is equal to the average of the high and low market price of our Common Stock on the given date; we then multiply the fair value of a Cash Flow PSU by our projection, for accounting purposes, of the probable outcome of the Cash Flow Generation performance measure applicable to such PSUs, based on results to-date and forecast. The following grid summarizes the projected probable outcomes utilized to calculate the value of unvested Cash Flow PSUs at year-end for years prior to the end of the performance period for purposes of 2023 CAP:

Projected Payout of Unvested Cash Flow PSUs at Year-End	2023	2022
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2023		200%
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2024	100%	100%
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2025	100%	

Stock awards also includes RSUs that vested for Mr. Carrasco in 2023; unvested RSUs that were granted to Mr. Carrasco in 2021; and unvested RSUs that were granted to Ms. Rankin, Mr. Morris, Ms. Hemmer and Mr. Carrasco in 2022. The fair value of an RSU is equal to the average of the high and low market price of our Common Stock on the given date.

(b)   Option award fair values are calculated using a Black-Scholes option pricing model.

(3)   Total shareholder return ("TSR") is based on a hypothetical $100 investment on December 31, 2019. The TSR amounts shown for 2020 represent the value of that $100 investment on December 31, 2020, and TSR is then calculated, on a cumulative basis, as of December 31, 2021, December 31, 2022 and December 31, 2023. The Peer Group TSR refers to the Dow Jones Waste & Disposal Services Index.

Tabular Disclosure of Most Important Measures to Determine 2023 CAP

The five items listed below represent the most important measures used to determine CAP for 2023 for all of our NEOs, as each measure and its impact on executive compensation is further described in our *Compensation Discussion and Analysis*.

Most Important Performance Measures
TSR Relative to the S&P 500
Cash Flow Generation
Operating EBITDA
Income from Operations Margin
Internal Revenue Growth

Narrative Disclosure to Pay Versus Performance Table

The following charts reflect the relationship of CAP over the four-year period ended December 31, 2023 to trends in the Company's TSR, net income and Operating EBITDA over the same period. In addition, the first chart below reflects that the Company's TSR is highly-aligned with the Peer Group TSR.

We believe variations in CAP due to use of ASC Topic 718 fair values for four years of outstanding equity grants at specified points in time have resulted in CAP for the four-year period presented not having a direct correlation to Company performance trends. However, we generally believe our CAP, and our CAP relative to our TSR, net income and Operating EBITDA, is reflective of our use of equity incentives that are tied to stock price, strong operational performance and financial results, consistent above-target performance on financial compensation metrics and our TSR relative to the S&P 500 having exceeded the 50th percentile since 2020. Due to the size of our President and CEO's annual equity incentive award and the fact that nearly three-quarters of our President and CEO's compensation is tied to such equity incentive awards, above target performance has a more pronounced impact on his CAP, relative to our non-CEO NEOs. Operating EBITDA is identified as our CSM because it is assigned the heaviest weighting, at 50%, in our annual cash incentive awards, making it the most important annual financial performance measure used to link executive pay and Company performance in 2023.

Relationship of CAP to WM TSR and WM TSR to Peer Group TSR



Legend:
- CEO CAP
- Non-CEO NEO Average CAP
- WM TSR
- Dow Jones Waste & Disposal Services Index TSR

Relationship of CAP to Net Income and Operating EBITDA



Legend:
- CEO CAP
- Non-CEO NEO Average CAP
- Net Income
- Operating EBITDA

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 2 ON THE PROXY CARD)

Our Board of Directors, upon the recommendation of the Audit Committee, has ratified the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2024, subject to ratification by our stockholders. Representatives of Ernst & Young LLP will attend the Annual Meeting. They will be able to make a statement if they want, and will be available to answer appropriate questions from stockholders.

Although ratification of the selection of Ernst & Young LLP is not required by our By-laws or otherwise, we are submitting the selection to stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good governance. If our stockholders do not ratify our selection, it will be considered a direction to our Board and Audit Committee to consider selecting another firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change is in the best interests of the Company and our stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2023	2022
	(In millions)	
Audit Fees	**$6.8**	**$6.5**
Audit-Related Fees	1.0	0.2
Tax Fees	—	—
All Other Fees	—	—
Total	**$7.8**	**$6.7**

Audit fees include fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support the Company's debt issuances, accounting consultations, and separate subsidiary audits required by statute or regulation. Audit-related fees include attest services related to financial reporting that are not required by statute or regulations.

The Audit Committee has adopted procedures for the approval of Ernst & Young LLP's services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval. The services are grouped into significant categories and provided to the Audit Committee in the format shown above. All projects that have the potential to exceed $100,000 are separately identified and reported to the Committee for approval. The Audit Committee Chair has the authority to approve additional services, not previously approved, between Committee meetings. Any additional services approved by the Audit Committee Chair between Committee meetings are reported to the full Audit Committee at the next regularly scheduled meeting. The Audit Committee is updated on the status of all services and related fees at every regular meeting. In 2023 and 2022, the Audit Committee or Audit Committee Chair pre-approved all audit and audit-related services performed by Ernst & Young LLP. As set forth in the Audit Committee Report, the Audit Committee has considered whether the provision of these audit-related services is compatible with maintaining auditor independence and has determined that it is.

VOTE REQUIRED FOR APPROVAL

Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present at the meeting, in person or represented by proxy, and entitled to vote.

 **FOR ✓** | **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2024.**

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(ITEM 3 ON THE PROXY CARD)

Pursuant to Section 14A of the Exchange Act, stockholders are entitled to an advisory (non-binding) vote on compensation programs for our named executive officers (sometimes referred to as "say on pay"). The Board of Directors has determined that it will include this "say on pay" vote in the Company's proxy materials annually, pending consideration of future advisory stockholder votes on the frequency of this advisory vote on executive compensation.

We encourage stockholders to review the *Compensation Discussion and Analysis* included in this Proxy Statement. The Company has designed its executive compensation program to be supportive of, and align with, the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The following key structural elements and policies, discussed in more detail in the *Compensation Discussion and Analysis*, further the objective of our executive compensation program and evidence our dedication to competitive and reasonable compensation practices that are in the best interests of stockholders:

- a significant majority of our named executive's target compensation is linked to Company performance and long-term equity awards, which aligns executives' interests with those of stockholders;

- our total direct compensation opportunities for named executive officers are targeted to fall in a range around the competitive median;

- performance-based awards include threshold, target and maximum payouts correlating to a range of performance outcomes and are based on a variety of indicators of performance, which limits risk-taking behavior;

- performance stock units with a three-year performance period, as well as stock options that vest over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;

- all of our executive officers are subject to stock ownership guidelines, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;

- in addition to adoption of the executive compensation clawback policy mandated by the New York Stock Exchange in 2023, the Company has clawback provisions in its equity award agreements and executive officer employment agreements, and has adopted a clawback policy applicable to annual incentive compensation, designed to recoup compensation when cause and/or misconduct are found; and

- the Company has adopted policies that limit executive officer severance benefits and prohibit it from entering into agreements with executive officers that provide for certain death benefits or tax gross-up payments.

The Board strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the Company's named executive officers as described in this Proxy Statement under "Executive Compensation," including the *Compensation Discussion and Analysis* and the tabular and narrative disclosure contained in this Proxy Statement, is hereby APPROVED.

VOTE REQUIRED FOR APPROVAL

Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present at the meeting, in person or represented by proxy, and entitled to vote. Because the vote is advisory, it will not be binding, and neither the Board of Directors nor the MD&C Committee will be required to take any action as a result of the outcome of the vote on this proposal. The MD&C Committee will carefully consider the outcome of the vote in connection with future executive compensation arrangements.

> **FOR ✓** **THE BOARD RECOMMENDS THAT YOU VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION.**

 

APPROVAL OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORTION TO PROVIDE FOR OFFICER EXCULPATION

(ITEM 4 ON THE PROXY CARD)

Background

The State of Delaware, which is the Company's state of incorporation, enacted legislation, effective August 1, 2022, that amended Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") to enable Delaware corporations to include a provision in their certificates of incorporation to eliminate or limit the personal liability of certain officers for monetary damages associated with claims of breach of the duty of care in certain instances (referred to as "exculpation"). The Company's Third Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for the exculpation of directors from personal liability for monetary damages associated with breaches of the duty of care but does not have a similar limitation of liability for our officers. The Company is asking its stockholders to approve an amendment to the Certificate of Incorporation to limit the liability of certain of the Company's officers in specific circumstances, as permitted by Delaware law (the "Proposed Amendment"). The Proposed Amendment also simplifies the existing exculpation provision related to directors of the Company set forth in Article Seventh of the Certificate of Incorporation by referring to the DGCL as the same exists or may hereafter be amended instead of specifying each instance where exculpation for directors is currently not available under the DGCL. As such, the current exculpation protections available to the directors will remain unchanged as a result of the Proposed Amendment. In addition, the Proposed Amendment provides that if the DGCL is further amended to eliminate or limit the liability of officers or directors, the liability of such officers and directors will be limited or eliminated to the fullest extent permitted by law, as so amended. The following description is a summary only and is qualified in its entirety by reference to the text of the Proposed Amendment as shown below in the section titled "Proposed Amendment."

Consistent with the updated Section 102(b)(7), the Proposed Amendment would only exculpate certain officers of the Company from personal liability for monetary damages for direct claims brought by stockholders for breaches of the officer's fiduciary duty of care, including class actions. In addition, as is the case for our directors under our current Certificate of Incorporation, officers would not be exculpated from personal liability (a) for breach of the officer's duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) for any transaction from which the officer derived an improper personal benefit. In addition, the Proposed Amendment also would not eliminate an officer's monetary liability for claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company.

The Proposed Amendment will not be retroactive to any act or omission occurring prior to its effective date. Further, the exculpation would only apply to certain officers, namely a person who (during the course of conduct alleged to be wrongful): (a) is or was president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (b) is or was identified in the Company's public filings with the SEC as one of the most highly compensated executive officers of the Company; or (c) has, by written agreement with the Company, consented to be identified as an officer for purposes of accepting service of process in Delaware.

Proposed Amendment

We are asking that the stockholders approve the Proposed Amendment. The Proposed Amendment would result in Article Seventh, which currently provides for exculpation of directors, to be deleted in its entirety and replaced with the following:

> "Seventh: A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal."

Reasons for Proposed Amendment

Prior to the amendment of Section 102(b)(7) of the DGCL, Delaware law permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation's officers. Consequently, stockholder plaintiffs have employed the tactic of bringing certain claims that would otherwise be exculpated if brought against directors against officers to avoid dismissal of such claims. The amendment to Section 102(b)(7) of the DGCL addressed this inconsistent treatment between officers and directors and the rising litigation and insurance costs for stockholders.

In the course of the ongoing evaluation of the Company's corporate governance practices, the Nominating & Governance Committee and the Board of Directors have determined that the Proposed Amendment would reduce the unequal treatment of directors and officers associated with claims related to alleged breach of the duty of care and improve alignment of officers and directors on duty of care responsibilities. The Proposed Amendment would also better position the Company to continue to attract and retain top management talent by providing this additional protection. In the absence of such protection, particularly considering the recent trend of plaintiffs increasingly naming corporate officers as defendants in stockholder litigation, qualified officers might be deterred from serving as officers or, while officers, from making business decisions that involve risk, due to potential exposure to personal monetary liability for business decisions that in hindsight may be questioned.

Officers of large publicly-traded corporations, including our Company, are required to make difficult decisions in response to time-sensitive opportunities and challenges. These decisions can create risk of claims or proceedings seeking to impose liability on the basis of hindsight. The Board of Directors believes that it is appropriate to limit our officers' concern about personal risk and empower them to exercise their business judgment in furtherance of stockholder interests. The Board of Directors believes this will help limit litigation that names officers as defendants, when directors cannot be named because of their exculpatory protection, as a litigation strategy to compel settlement offers.

Consistent with the recent amendment to the DGCL, the Proposed Amendment only permits exculpation of officers for direct claims for breaches of the duty of care brought by stockholders (as opposed to claims brought by the Company or derivative claims made by stockholders on behalf of the Company). Further, as with the director exculpation provision currently contained in our Certificate of Incorporation, the Proposed Amendment does not apply to breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct, a knowing violation of law, or claims related to any transaction in which the officer derived an improper personal benefit.

After weighing these considerations, upon the recommendation of the Nominating and Governance Committee, the Board of Directors approved, declared advisable and recommended that our stockholders approve and adopt the Proposed Amendment. The Proposed Amendment is not being proposed in response to any specific resignation, threat of resignation, or refusal to serve by any officer or as a result of any pending litigation.

Additional Information

If our stockholders approve the Proposed Amendment, it will become effective upon the filing of the Certificate of Amendment setting forth the Proposed Amendment with the Delaware Secretary of State, which we anticipate doing promptly following the Annual Meeting. Other than the replacement of the existing Article Seventh through the Proposed Amendment, the remainder of our Certificate of Incorporation will remain unchanged. In addition, we intend to file a new Restated Certificate of Incorporation to integrate the Proposed Amendment (if approved) into a single document. If our stockholders do not approve the Proposed Amendment, the Company's current Certificate of Incorporation will remain in place.

VOTE REQUIRED FOR APPROVAL

Approval of the Proposed Amendment to the Certificate of Incorporation to provide for officer exculpation requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the matter. Abstentions and broker non-votes will have the same effect as a vote against this proposal. Our Board of Directors reserves the right to elect to abandon the Proposed Amendment at any time before it becomes effective even if it is approved by the stockholders.

FOR ✓	THE BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO PROVIDE FOR OFFICER EXCULPATION.

 

APPENDIX A

Incentive compensation measures presented in this proxy statement are defined differently than corresponding measures reported in the Company's quarterly earnings press release. See below for reconciliations of Operating EBITDA, Income from Operations Margin and Cash Flow Generation to the most comparable GAAP measures. Non-GAAP measures should not be considered a substitute for financial measures presented in accordance with GAAP.

RECONCILIATION OF CERTAIN NON-GAAP MEASURES
(In Millions)
(Unaudited)

	Twelve Months Ended December 31, 2023			
	Revenue	Income from Operations	Depreciation and amortization	Operating EBITDA
As reported amounts	$20,426	$3,575	$2,071	$5,646
Adjustments:				
LESS: Net impacts of recycling brokerage business	622	—	1	1
ADD: "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net"	—	247	—	247
Calculated Performance Amounts	**$19,804**	**$3,822**	**$2,070**	**$5,892**
Income from Operations Margin Performance Measure		19.3%		

	Twelve Months Ended December 31, 2022			
	Revenue	Income from Operations	Depreciation and amortization	Operating EBITDA
As reported amounts	$19,698	$3,365	$2,038	$5,403
Adjustments:				
LESS: Net impacts of recycling brokerage business	779	(9)	2	(7)
ADD: "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net"	—	63	—	63
ADD: Accrual adjustment[a]	—	2	—	2
Calculated Performance Amounts	**$18,919**	**$3,439**	**$2,036**	**$5,475**

	Twelve Months Ended December 31, 2021			
	Revenue	Income from Operations	Depreciation and amortization	Operating EBITDA
As reported amounts	$17,931	$2,965	$1,999	$4,964
Adjustments:				
ADD: "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net"	—	(8)	—	(8)
ADD: Accrual adjustment[a]	—	5	—	5
Calculated Performance Amounts	**$17,931**	**$2,962**	**$1,999**	**$4,961**

(a)   Accrual adjustment to true-up recorded accrual amounts against reported financial results.

	Twelve Months Ended December 31, 2020			
	Revenue	Income from Operations	Depreciation and amortization	Operating EBITDA
As reported amounts	$15,218	$2,434	$1,671	$4,105
Adjustments:[b]				
ADD: "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net"	—	44	—	44
ADD: ADS acquistion and integration costs	—	149	—	149
ADD: COVID-19 related costs	—	46	—	46
ADD: Strategic initiative costs	—	27	—	27
Calculated Performance Amounts	$15,218	$2,700	$1,671	$4,371

	Three Years Ended December 31, 2023			
	Net Cash Provided by Operating Activities	Capital Expenditures	Proceeds from Normal Course Divestitures	Cash Flow Generation
As reported amounts	$13,593	$ 7,386	$201	$6,408
Adjustments:				
Restructuring	9	—	—	9
Costs associated with labor disruptions and multiemployer plan withdrawal	8	—	—	8
Costs incurred in support of strategic acquisitions	39	—	—	39
Sustainability growth capital investments in 2022 and 2023	—	(1,325)	—	1,325
Calculated Performance Amounts	$13,649	$ 6,061	$201	$7,789

(b)   Adjustments in 2020 were consistent with reporting of 2020 financial results, excluding $155 million of costs related to the acquisition and integration of Advanced Disposal Services, Inc. ("ADS") (of which $149 million was incurred at the Corporate level); $46 million in costs in connection with COVID-19 and $27 million in costs related to strategic initiatives launched in 2020 after the performance measure had been established.



Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

    For the transition period from   to

Commission file number 1-12154

Waste Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**73-1309529**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
800 Capitol Street **Suite 3000** **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(713) 512-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value	WM	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $70.1 billion. The aggregate market value was computed by using the closing price of the common stock as of that date on the New York Stock Exchange ("NYSE"). (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

The number of shares of Common Stock, $0.01 par value, of the registrant outstanding as of February 8, 2024 was 401,598,077 (excluding treasury shares of 228,684,384).

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Incorporated as to**
Proxy Statement for the 2024 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

PART I

Cautionary Statement About Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements that are made subject to the safe harbor protections provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the words, "will," "may," "should," "continue," "anticipate," "believe," "expect," "target," "plan," "forecast," "project," "estimate," "intend," "commit," "potential" and words of a similar nature and generally include statements regarding future results of operations, including revenues, earnings or cash flows; plans and objectives for the future; projections, estimates or assumptions relating to our operational or financial performance, including anticipated impacts of the Inflation Reduction Act of 2022; projections, estimates or assumptions relating to our capital expenditures; or our opinions, views or beliefs about the effects of current or future events, circumstances or performance.

You should view these statements with caution. These statements are not guarantees of future performance, circumstances or events. They are based on facts and circumstances known to us as of the date the statements are made, and you should not place undue reliance on any such forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. *Risk Factors*" and elsewhere in this report and may also be described from time to time in our future reports filed with the U.S. Securities and Exchange Commission ("SEC"). We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or other developments after the date of those statements.

Item 1. *Business.*

General

Waste Management, Inc. is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., together with its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to Waste Management, Inc., the parent holding company.

WMI was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WMI and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WMI, WM Holdings is a holding company and all operations are conducted by subsidiaries.

Our principal executive offices are located at 800 Capitol Street, Suite 3000, Houston, Texas 77002. Our telephone number is (713) 512-6200. Our website address is www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. Our solid waste business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, recycling and resource recovery services. Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S. and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel that we allocate to our natural gas fleet. During 2023, our largest customer represented less than 5% of annual revenues.

We own or operate 263 landfill sites, which is the largest network of landfills throughout the U.S. and Canada. In order to make disposal more practical for larger urban markets, where the distance to landfills is typically farther, we manage 332 transfer stations that consolidate, compact and transport waste efficiently and economically. We also use waste to create energy, recovering the gas produced naturally as waste decomposes in landfills and using the gas in generators to make electricity. We are a leading recycler in the U.S. and Canada, handling materials that include cardboard, paper, glass, plastic and metal. We provide cost-efficient, environmentally sound recycling programs for municipalities, businesses and households across the U.S. and Canada as well as other services that supplement our solid waste business.

Our fundamental strategy has not changed; we remain dedicated to providing long-term value to our stockholders by successfully executing our core strategy of focused differentiation and continuous improvement. We have enabled a people-first, technology-led focus to drive our mission to maximize resource value, while minimizing environmental impact, and sustainability and environmental stewardship is embedded in all that we do. Our strategy leverages and sustains the strongest asset network in the industry to drive best-in-class customer experience and growth. Our strategic planning processes appropriately consider that the future of our business and the industry can be influenced by changes in economic conditions, the competitive landscape, the regulatory environment, asset and resource availability and technology. We believe that focused differentiation, which is driven by capitalizing on our unique and extensive network of assets, will deliver profitable growth and position us to leverage competitive advantages. Simultaneously, we believe that investing in automation to improve processes and drive operational efficiency combined with a focus on the cost to serve our customer will yield an attractive profit margin and enhanced service quality. We are furthering our strategy of focused differentiation and continuous improvement beyond our traditional waste operations through our sustainability growth strategy that includes significant planned investments in our WM Renewable Energy and Recycling Processing and Sales businesses, while increasing automation and reducing labor dependency. We are also evaluating and pursuing emerging diversion technologies that may generate additional value.

Our Company's goals are targeted at putting our people first, positioning them to serve and care for our customers, the environment, the communities in which we work and our stockholders. Our brand promise is ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®. We live this promise through our service offerings and sustainable solutions, our investments in innovation, our people, and our commitment to the future. Through our longtime focus on finding sustainable solutions, we continue to evolve beyond being a traditional environmental waste services company. Increasingly, our industry-leading focus on environmental sustainability aligns with demand from our customers who want more of their waste materials recovered. Waste streams are becoming more complex, and our aim is to address current needs, while anticipating the expanding and evolving needs of our customers. We believe we are uniquely equipped to meet the challenges of the changing waste industry and our customers' waste management needs, both today and tomorrow as we work together to envision and create a more sustainable future.

We believe that execution of our strategy will deliver shareholder value and leadership in a dynamic industry and in any economic environment. In addition, we intend to continue to return value to our stockholders through dividend payments and our common stock repurchase program. In December 2023, we announced that our Board of Directors expects to increase the quarterly dividend from $0.70 to $0.75 per share for dividends declared in 2024, which is a 7.1% increase from the quarterly dividends we declared in 2023. This is an indication of our ability to generate strong and consistent cash flows and marks the 21st consecutive year of dividend increases. All quarterly dividends will be declared at the discretion of our Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

Operations

General

To enhance transparency regarding our financial performance, highlight the strength and consistency of our core solid waste businesses, and underscore our commitment to sustainability through planned and ongoing investments in our Recycling Processing and Sales, and WM Renewable Energy businesses, beginning in the fourth quarter of 2023, our senior management revised its segment reporting to (i) reflect the financial results of our collection, transfer, disposal and resource recovery services businesses independently; (ii) combine the results of all recycling facilities from our East and West Tier segments with our recycling brokerage and sales activities to form a newly created Recycling Processing and

Sales reportable segment and (iii) include our WM Renewable Energy business as a reportable segment. Accordingly, our senior management now evaluates, oversees and manages the financial performance of our business through four reportable segments, referred to as (i) Collection and Disposal - East Tier ("East Tier"); (ii) Collection and Disposal - West Tier ("West Tier"); (iii) Recycling Processing and Sales and (iv) WM Renewable Energy. Our East and West Tiers, along with certain ancillary services ("Other Ancillary") not managed through our Tier segments, but that support our collection and disposal operations, form our "Collection and Disposal" businesses.

Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada.

We also provide additional services not managed through our four reportable segments, which are presented as Corporate and Other. For further discussion refer to Note 19 of our Consolidated Financial Statements. Reclassifications have been made to our prior period consolidated financial information to conform to the current year presentation.

Collection and Disposal

Services provided through our Collection and Disposal businesses are described below:

Collection. Our commitment to customers begins with a vast waste collection network. Collection involves picking up and transporting waste and recyclable materials from where it was generated to a transfer station, recycling facility or disposal site. We generally provide collection services under one of two types of arrangements:

- For commercial and industrial collection services, typically we have three-year service agreements. The fees under the agreements are influenced by factors such as collection frequency, type of collection equipment we furnish, type and volume or weight of the waste collected, distance to the disposal facility, labor costs, cost of disposal and general market factors. As part of the service, we provide steel containers to most customers to store their solid waste between pick-up dates. Containers vary in size and type according to the needs of our customers and the restrictions of their communities. Many are designed to be lifted mechanically and either emptied into a truck's compaction hopper or directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by only one employee.

- For most residential collection services, we have a contract with, or a franchise granted by, a municipality, homeowners' association or some other regional authority that gives us the exclusive right to service all or a portion of the homes in an area. These contracts or franchises are typically for periods of three to ten years and typically mirror maximum terms as allowed by statutes by state. We also provide services under individual monthly subscriptions directly to households. The fees for residential collection are either paid by the municipality or authority from their tax revenues or service charges, or are paid directly by the residents receiving the service. The Company is generally phasing out traditional manual systems and moving to further automate residential collection services. Benefits of automation include enhanced worker safety, improved service delivery to the customer and an overall reduction in the cost to provide services.

Landfill. Landfills are the main depositories for solid waste in North America. As of December 31, 2023, we owned or operated 258 solid waste landfills and five secure hazardous waste landfills, which represents the largest network of landfills throughout the U.S. and Canada. As of December 31, 2023, we owned or controlled the management of 237 sites with remedial activities, that are in closure or that have received a certification of closure from the applicable regulatory agency. Solid waste landfills are constructed and operated on land with engineering safeguards that limit the possibility of water and air pollution, and are operated under procedures prescribed by regulation. A landfill must meet federal, state or provincial, and local regulations during its design, construction, operation and closure. The operation and closure activities of a solid waste landfill include excavation, construction of liners, continuous spreading and compacting of waste, covering of waste with earth or other acceptable material and constructing final capping of the landfill. These operations are carefully planned to maintain environmentally safe conditions and to maximize the use of the airspace.

All solid waste management companies must have access to a disposal facility, such as a solid waste landfill. The significant capital requirements of developing and operating a landfill serve as a barrier to landfill ownership and, thus, third-party haulers often dispose of waste at our landfills. It is usually preferable for our collection operations to use disposal facilities that we own or operate, a practice we refer to as internalization, rather than using third-party disposal facilities. Internalization generally allows us to realize higher consolidated margins and stronger operating cash flows. The fees charged at disposal facilities, which are referred to as tipping fees, are based on several factors, including our cost to construct, maintain and close the landfill, the distance to an alternative disposal facility, the type and weight or volume of solid waste deposited and competition.

Under environmental laws, the federal government (or states with delegated authority) must issue permits for all hazardous waste landfills. All of our hazardous waste landfills have obtained the required permits, although some can accept only certain types of hazardous waste. These landfills must also comply with specialized operating standards. Only hazardous waste in a stable, solid form, which meets regulatory requirements, can be deposited in our secure disposal cells. In some cases, hazardous waste can be treated before disposal. Generally, these treatments involve the separation or removal of solid materials from liquids and chemical treatments that transform waste into inert materials that are no longer hazardous. Our hazardous waste landfills are sited, constructed and operated in a manner designed to provide long-term containment of waste. We also operate a hazardous waste facility at which we isolate treated hazardous waste in liquid form by injection into deep wells that have been drilled in certain acceptable geologic formations far below the base of fresh water to a point that is safely separated by other substantial geological confining layers.

Included within our Collection and Disposal businesses are landfills having (i) 21 third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) 14 third-party renewable natural gas ("RNG") facilities processing landfill gas to be sold to natural gas suppliers and (iii) two third-party projects delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. In return for providing our landfill gas, we receive royalties from each facility, including the benefit of a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, renewable identification numbers ("RINs"), electricity and capacity, Renewable Energy Credits ("RECs") and related environmental attributes from the 83 landfill beneficial use renewable energy projects owned by WM Renewable Energy on our active landfills, which is eliminated in consolidation.

Transfer. As of December 31, 2023, we owned or operated 332 transfer stations in the U.S. and Canada. We deposit waste at these stations, as do other waste haulers. The solid waste is then consolidated and compacted to reduce the volume and increase the density of the waste and transported by transfer trucks or by rail to disposal sites.

Access to transfer stations is critical to haulers who collect waste in areas not in close proximity to disposal facilities. Fees charged to third parties at transfer stations are usually based on the type and volume or weight of the waste deposited at the transfer station, the distance to the disposal site, market rates for disposal costs and other general market factors.

The utilization of our transfer stations by our own collection operations improves internalization by allowing us to retain fees that we would otherwise pay to third parties for the disposal of the waste we collect. It enables us to manage costs associated with waste disposal because (i) transfer trucks, railcars or rail containers have larger capacities than collection trucks, allowing us to deliver more waste to the disposal facility in each trip; (ii) waste is accumulated and compacted at transfer stations that are strategically located to increase the efficiency of our network of operations and (iii) we can retain the volume by managing the transfer of the waste to one of our own disposal sites.

The transfer stations that we operate but do not own generally are operated through lease agreements under which we lease property from third parties. There are some instances where transfer stations are operated under contract, generally for municipalities. In most cases, we own the permits and will be responsible for any regulatory requirements relating to the operation and closure of the transfer station.

Other. Other businesses providing collection and disposal services include the following:

Strategic Business Solutions ("WMSBS") — Although many waste management services such as collection and disposal are local services, our WMSBS business works with customers whose locations span the U.S. and Canada. Our strategic accounts program provides these customers with streamlined service, enhanced reporting, measurement tools aimed at meeting sustainability objectives and centralized billing and management of accounts.

Sustainability and Environmental Solutions ("SES") — Our SES business collaborates with our geographic areas and WMSBS team to offer our customers end-to-end solutions that help businesses achieve their sustainability, recycling and waste diversion goals while meeting industry-specific compliance requirements and rising environmental demands. These solutions include (i) Sustainability Services, where our employees provide full-service waste management solutions and consulting services, working full-time onsite at our customers' facilities or through remote-managed programs (this service is managed through our SES business but reflected principally in our collection line of business); (ii) remediation and construction services; (iii) management and marketing of fly ash, which is residue generated from the combustion of coal to generate electricity; and (iv) industrial waste services, which uses thermal and mechanical separation technologies to minimize waste volumes and recover commodities at the point of generation. The breadth of these service offerings, combined with our large and expanding network of technology-enabled infrastructure in recycling, organics, and renewable energy give us the ability to help customers reduce the amount of waste they generate, identify recycling opportunities, and determine efficient and environmentally friendly means for waste collection and disposal. Through these services, we aim to help customers increase circularity and accelerate their decarbonization goals.

Recycling Processing and Sales

Recycling involves the separation of reusable materials from the waste stream for processing and resale or other disposition. We are North America's leading recycler of post-consumer materials. We not only collect materials from households and businesses across the U.S. and Canada, we also sell them to manufacturers to be recycled and sold generally within the North American market. Demand for recycled materials is generally growing. Several states have recently passed minimum-recycled-content mandates, and many companies are responding to requirements for recycled content from their own customers and to meet sustainability targets. We are helping expand the availability of recycled materials by investing in infrastructure, increasing access to recycling services and educating customers through our Recycle Right® program.

Our recycling operations provide communities and businesses with an alternative to traditional landfill disposal and support our strategic goals to extract more value from the materials we manage. We were the first major solid waste company to focus on residential single-stream recycling, which allows customers to mix clean bottles, cans, paper and cardboard in one bin. Residential single-stream programs have greatly increased recycling volumes. Single-stream recycling is possible through the use of various mechanized screens and optical sorting technologies. In addition to advancing our single stream recycling programs for commercial applications, we continue to invest in recycling technologies and businesses designed to offer services and solutions to support and grow our current operations. We are investing in enhanced recycling facility technology at new and existing facilities to benefit labor productivity, support increased recycling capacity and allow for dynamic adjustments to respond to evolving end-market demands. In 2023, we opened eight new recycling facilities within the U.S. and Canada equipped with advanced recycling technology. We continue to invest in recycling facility automation and new markets across the U.S. and Canada. Our Recycling Processing and Sales segment includes the following:

Materials processing — Through our collection operations and third-party customer base, we collect recyclable materials from residential, commercial and industrial customers and direct these materials to one of our recycling facilities for processing. As of December 31, 2023, we operated 102 recycling facilities, of which 44 are single stream, where cardboard, paper, glass, metals, plastics, construction and demolition materials and other recycling commodities are recovered for resale or redirected for other purposes.

Recycling commodities — We market and resell recycling commodities globally. We manage the marketing of recycling commodities that are processed in our facilities by continuously analyzing market prices, logistics, market demands and product quality through our dedicated recycling service centers and account managers.

Recycling brokerage services — We also provide recycling brokerage services, which involve managing the marketing of recyclable materials for third parties. Our experience in managing recycling commodities for our own operations gives us the expertise needed to effectively manage volumes for third parties. Utilizing the resources and capabilities of our recycling service centers and account managers, we can assist customers in marketing and selling their recycling commodities with minimal capital requirements.

The recyclable materials processed in our recycling facilities are received from various sources, including third parties and our own operations. In recent years, we have been focused on reducing dependency on market prices for recycled commodities by recovering our processing costs first. In our materials processing business, we have been transitioning our customer base over time from the traditional rebate model, where we paid suppliers for the inbound material, to a fee-for-service model that ensures the cost of processing the recyclable materials is covered along with an acceptable margin. With our current fee-for-service model, the pricing for these recyclable materials can either be a charge or "tip fee" when commodity pricing does not cover our cost to process the recyclable materials or a "rebate" when commodity pricing is higher than our processing costs and we are able to share this benefit with the customers generating recyclable materials. In some cases, our pricing is based on fixed contractual rates or on defined minimum per-ton rates. Generally, this pricing also considers the price we receive for sales of processed goods, market conditions and transportation costs. As a result, changes in commodity prices for recycled materials also significantly affect the pricing to our suppliers. Depending on the key terms of the arrangement, these "rebates" are recorded as either operating expenses or a reduction in operating revenues within our Consolidated Statements of Operations. If the key terms result in a charge to the customer, the associated "tip fees" would be recorded as operating revenues within our Consolidated Statements of Operations.

WM Renewable Energy

We develop, operate and promote projects for the beneficial use of landfill gas through our WM Renewable Energy businesses. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. The U.S. Environmental Protection Agency ("EPA") endorses landfill gas as a renewable energy resource, in the same category as wind, solar and geothermal resources. As of December 31, 2023, we had 92 landfill gas beneficial use projects producing commercial quantities of methane gas at owned or operated landfills. For 66 of these projects, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. For 20 of these projects, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. For six of these projects, the landfill gas is processed to pipeline-quality RNG and then sold to natural gas suppliers. The revenues from these facilities are primarily generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes. WM Renewable Energy is charged a 15% royalty on net operating revenue from these facilities residing on our active and closed landfills from our Collection and Disposal, and Corporate and Other businesses, which is eliminated in consolidation. Additionally, WM Renewable Energy operates and maintains 12 third-party landfill beneficial gas use projects in return for service revenue. Our Collection and Disposal and Corporate and Other businesses benefit from these projects as well as 32 additional third-party landfill beneficial gas use projects in the form of royalties.

WM Renewable Energy converts landfill gas into several sources of renewable energy, which include RNG, electricity and capacity, heat and/or steam. WM Renewable Energy also generates RINs under the Renewable Fuel Standard ("RFS") program, other credits under a variety of state programs associated with the use of RNG in our compressed natural gas fleet, and RECs associated with the production of electricity. The RINs, RECs and other credits are sold to counterparties who are obligated under the regulatory programs and have a responsibility to procure RINs, RECs and other credits proportionate to their fossil fuel production and imports. RINs and RECs prices generally respond to regulations enacted by the EPA or other regulatory bodies, as well as fluctuations in supply and demand.

Corporate and Other

We also provide additional services that are not managed through our operating segments, which are presented in this report as Corporate and Other as they do not meet the criteria to be aggregated with other operating segments and do not meet the quantitative criteria to be separately reported. This includes the activities of our corporate office, including costs associated with our long-term incentive program, expanded service offerings and solutions (such as our investments in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations) as well as our closed sites.

Included within our Corporate and Other businesses are closed sites that include (i) five third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) one third-party project delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes and (iii) one third-party RNG processing landfill gas to be sold to natural gas suppliers in return for a royalty. Additionally, Corporate and Other benefits from a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes from the nine landfill beneficial use renewable energy projects owned by WM Renewable Energy on our closed sites, which is eliminated in consolidation.

We continue to invest in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations. While most of these investments are in the form of minority equity stakes, they can also include joint ventures, joint development agreements or majority equity stakes. The solutions and services include (i) waste collection, processing, and recycling; (ii) the development, operation and marketing of waste processing facilities and technologies; (iii) operation of RNG plants and (iv) the development and operation of organic recycling technologies. Furthermore, we continually scout, evaluate and run proof-of-concepts of innovative technologies within our core operations to improve safety, operational efficiencies and customer solutions.

Competition

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. We principally compete with large national waste management companies, counties and municipalities that maintain their own waste collection and disposal operations and regional and local companies of varying sizes and financial resources. The industry also includes companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities, companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products, and waste brokers that rely upon haulers in local markets to address customer needs.

Operating costs, disposal costs and collection fees vary widely throughout the geographic areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. We face intense competition in our solid waste business based on pricing and quality of service. We also compete for business based on breadth of service offerings. As companies, individuals and communities look for ways to be more sustainable, we are promoting our comprehensive services that go beyond our core business of collecting and disposing of waste in order to meet their needs.

Seasonal Trends

Our financial and operating results may fluctuate for many reasons, including period-to-period changes in the relative contribution of revenue by each line of business, changes in commodity prices and general economic conditions. Our operating revenues and volumes typically experience seasonal increases in the summer months that are reflected in second and third quarter revenues and results of operations.

Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations.

Conversely, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins.

Human Capital Resources

Employees

As of December 31, 2023, we had approximately 48,000 full-time employees across the U.S., Canada and India. Approximately 44,600 employees were located within the U.S. and 3,400 employees were located outside of the U.S.

Approximately 8,400 employees were employed in administrative and sales positions with the remainder in operations. Approximately 8,200 of our employees are covered by collective bargaining agreements. Additional information about our workforce can be found in our 2023 Sustainability Report at https://sustainability.wm.com. Our 2023 Sustainability Report does not constitute a part of, and is not incorporated by reference into, this report or any other report we file with (or furnish to) the SEC, whether made before or after the date of this Annual Report on Form 10-K.

People First Commitment

Our People First commitment means knowing that the daily contributions of our team members are what enable us to play a vital role in the communities we serve. Our success depends upon effective leadership, the contributions of each employee, and our ability to give them the tools they need to safely execute their roles as well as to develop and excel in their careers. As our industry and workforce evolve, we are focused on our imperatives of keeping our employees safe, improving diversity and inclusion ("D&I") at all levels of our Company, managing employee turnover, increasing retention, succession planning and development, and supporting employee experience, ongoing cultural integration and knowledge transfer. We regularly focus on these objectives when managing our business.

We strive to be a workplace of choice through competitive pay, comprehensive benefits for long-term financial and personal health and opportunities for growth across our ranks. "We Are WM" is our Employer Value Proposition, grounded in our People First commitment and shared through a framework that enables us to display that we are (i) investing in our teams by providing comprehensive benefits; (ii) committed to the growth of our team by providing state-of-the-art trainings and our education benefit, Your Tomorrow, as further discussed under *Compensation and Benefits*; (iii) performing essential and meaningful work and (iv) working for a sustainable tomorrow by leaving the world a better place than we found it. Being an employer of choice is critical to our efforts to attract and retain a high-quality workforce, while motivating us to sharpen our focus on our values that help us empower and develop good employees. By promoting from within and offering training and experiential opportunities, we help employees maximize their effectiveness and grow in their careers.

Safety as a Core Value

At the Company, safety is a core value, with no compromise. A large number of our employee population work as drivers, heavy equipment operators and sorters, which are essential jobs that carry inherent risks. For nearly 20 years, we have engaged employees on safety to continually improve our culture and performance. As part of those efforts, in 2023 we developed and implemented a new safety vision for WM, which seeks to ensure that our employees make health and safety the foundation of their work, guiding each step they take. Our safety commitment is to value every voice, protect our communities, and work to enable everyone to get home safe, every day. Employees learn safety best practices through new-hire training, onboarding programs and ongoing training. To build upon lessons learned in training, we conduct structured observations of frontline employees that cover all aspects of our collection and post-collection operations, including driving, loading, unloading, lifting and lowering and arriving prepared for work. In 2022, the Company announced a safety goal focused on reduction of our Total Recordable Incident Rate ("TRIR") by 3% annually, targeting TRIR of 2.0 annually by 2030. TRIR measures the number of injuries occurring per 100 employees per year (number of injuries per 200,000 hours). Our TRIR as of December 31, 2023 and 2022 was 3.08 and 3.02, respectively. While our overall results in 2023 did not demonstrate targeted progress toward the 2030 goal, we were able to determine that a significant driver of the measure in the current year was related to acquisition activity. We often find that the discipline and culture of the Company benefit acquired businesses. Accordingly, while there can be short-term impacts from acquisitions on measures such as TRIR, we are confident that the time and resources dedicated to bolstering our safety commitment have us on track for continued progress in the years ahead. The Company also remains focused on the prevention of serious injuries, and reduced the number of serious injuries that resulted in multiple days away from work or a change in job role by 8% in 2023.

Diversity and Inclusion

We embrace and cultivate respect, trust, open communications and diversity of thought and people. We are committed to fostering an environment where all team members feel welcomed, valued and seen. We see D&I as core in everything that we do. Our commitment to D&I starts at the top with our senior leadership team being comprised of 20% ethnic minorities and 30% women as of December 31, 2023; and with our overall workforce in the U.S. being comprised of approximately 43% ethnic minorities and approximately 19% women as of the same date. We are proud of what we have been able to achieve so far, and we will continue to strive to further embed D&I within the Company. To solidify this commitment, in 2022 the Company developed two new D&I goals: (i) increase the overall representation of women in our workforce and (ii) increase the representation of racial/ethnic minority employees in our manager roles and above. To enable us to achieve our goals, we have empowered a cross-functional D&I Council to evaluate and enhance our policies, practices and procedures, recruitment and partnerships to ensure that our D&I efforts are sustainable and are tied to our business strategy.

Learning and Development

We offer expansive learning and development solutions to meet the development needs of our people and support opportunities for growth and improvement. Our talent management strategy is designed to reach employees at all levels. Given the wide variety of employee roles and skill sets in our Company, our training and development programs are varied but generally fall into the following categories: (i) compliance, including Code of Conduct and cybersecurity training; (ii) safety; (iii) environmental excellence; (iv) professional development and leadership and (v) job-specific.

Compensation and Benefits

The objective of our compensation and benefit programs is to attract, engage, reward and incentivize valuable employees who will support the successful execution of our strategy. We pay the full cost to provide employees with short-term disability benefits, long-term disability benefits, basic life insurance for the employee and their dependents, and employee and family assistance benefits. The costs for medical and dental coverage are shared with employees, with the Company paying for a majority of the premium expense. The Company offers other important benefits such as paid vacation and holidays, mental health services, legal services, flexible spending accounts, dependent care assistance, adoption assistance, employee discounts and student loan refinancing services. We also recognize the value of learning beyond the workplace. In 2021, we announced a new education benefit, Your Tomorrow. Your Tomorrow was created in partnership with Guild Education to pay 100% of benefits-eligible employees' and dependents' tuition for a broad range of four-year college degree programs, as well as programs such as high-school equivalency and, for employees, other certificate programs and graduate degrees. We also provide plans to help employees save for their future. Refer to Note 9 to the Consolidated Financial Statements for additional information on our employee benefit plans.

Financial Assurance and Insurance Obligations

Financial Assurance

Municipal and governmental waste service contracts generally require contracting parties to demonstrate financial responsibility for their obligations under the contract. Financial assurance is also a requirement for (i) obtaining or retaining disposal site or transfer station operating permits; (ii) supporting certain variable-rate tax-exempt debt and (iii) estimated final capping, closure, post-closure and environmental remedial obligations at many of our landfills. We establish financial assurance using surety bonds, letters of credit, insurance policies, trust and escrow agreements and financial guarantees. The type of assurance used is based on several factors, most importantly: the jurisdiction, contractual requirements, market factors and availability of credit capacity.

Surety bonds and insurance policies are supported by (i) a diverse group of third-party surety and insurance companies; (ii) an entity in which we have a noncontrolling financial interest or (iii) a wholly-owned insurance captive, the sole business of which is to issue surety bonds and/or insurance policies on our behalf. Letters of credit generally are supported by our long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility") and other credit lines established for that purpose.

Insurance

We carry a broad range of insurance coverages, including health and welfare, general liability, automobile liability, workers' compensation, real and personal property, directors' and officers' liability, pollution legal liability, cyber incident liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per-incident deductible under the related insurance policy and any amounts that exceed our insured limits. We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows. Our estimated insurance liabilities as of December 31, 2023 are summarized in Note 10 to the Consolidated Financial Statements.

Regulation

Our business is subject to extensive and evolving federal, state, provincial and local environmental protection, health, safety, land use, zoning, transportation, and other related laws and regulations. These laws and regulations are administered by the EPA, Environment and Climate Change Canada ("ECCC"), and various other federal, state, provincial and local environmental, zoning, transportation, land use, health and safety agencies in the U.S. and Canada. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in cases of violations.

Our business primarily involves the collection, processing and management of solid waste and recyclables in an environmentally sound manner, and a significant amount of our capital expenditures are related, either directly or indirectly, to environmental protection measures, including compliance with federal, state, provincial and local laws and regulations. There are costs associated with siting, design, permitting, construction, operating, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations at our facilities. In connection with the acquisition, development or expansion of a waste management or disposal facility, recycling facility, compost facility, transfer station, or landfill gas-to-energy facility, we must often spend considerable time, effort and money to obtain and maintain required permits and approvals. There are no assurances that we will be able to obtain or maintain permits or other required governmental approvals. Once obtained, permits are subject to renewal, modification, suspension or revocation by the issuing authority. Compliance with current regulations and future requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

The regulatory environment in which we operate is influenced by changes in leadership at the federal, state, provincial and local levels. For example, divided government and election-year politics likely will impede significant federal legislative action in 2024, leading to an expectation that the White House will continue to prioritize regulatory changes to implement parts of its agenda, including taking steps towards reinstating, and in some cases enhancing, policies and regulations rolled back by the previous administration. While increasing regulation may have a negative impact on our operating costs, extensive environmental regulation applicable to our industry is also a barrier to rapid entry that benefits our Company. Moreover, the risk reduction provided by appropriate regulation is valuable to our customers and the communities we serve.

Federal Regulation

The primary U.S. federal statutes affecting our business are summarized below:

- The Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. Landfills are regulated under Subtitle D of RCRA, which sets forth minimum federal performance and design criteria for solid waste landfills, and Subtitle C of RCRA, which establishes a federal program to manage hazardous wastes from cradle to grave. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the federal standards. We incur costs in complying with these standards in the ordinary course of our operations.

- The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even resulting from lawful, unintentional and attentive action, as the term is defined by CERCLA and other applicable statutes and regulations. The EPA may issue orders requiring responsible parties to perform response actions at sites, or the EPA may seek recovery of funds expended or to be expended in the future at sites. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a potentially responsible party ("PRP") that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.

- The Federal Water Pollution Control Act of 1972, as amended, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If our operations discharge any pollutants into federally protected surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. The EPA also requires landfills and other waste-handling facilities to obtain storm water discharge permits, and if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Further, before the development or expansion of a landfill can alter or affect certain "wetlands," a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.

- The Clean Air Act of 1970, as amended, provides for federal, state and local regulation of the emission of air pollutants. Many of our municipal solid waste ("MSW") landfills and landfill gas-to-energy facilities are subject to regulations implemented under the Clean Air Act, including new source performance standards, emission guidelines and national emission standards for hazardous air pollutants. These regulations impose performance standards to minimize air emissions from regulated MSW landfills, subject those landfills to certain operating permit requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site. Our vehicle fleet also must adhere to regulations implemented under the Clean Air Act, which authorizes the EPA to mandate controls on air pollution from mobile sources.

- The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and the Occupational Safety and Health Administration, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

State, Provincial and Local Regulations

There are also various state, provincial and local regulations that affect our operations. Each state and province in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States and provinces have also adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations, and laws governing where recyclable materials can be sold. Some counties, municipalities and other local governments have adopted similar laws and regulations that apply to our facilities and operations.

Our landfill operations are affected by the increasing preference for alternatives to landfill disposal. Many state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of materials at landfills, such as recyclable materials (cardboard, bottles and cans), yard waste, food waste and electronics. The number of state and local governments with recycling and diversion requirements and disposal bans continues to grow, while the logistics and economics of recycling or processing many of these items remain challenging.

Various states have enacted, or are considering enacting, laws that restrict or discourage the disposal within the state of solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. From time to time, the U.S. Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites, which has been upheld by the U.S. Supreme Court for waste directed to facilities owned by the local government. The U.S. Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control, or courts' interpretations of interstate waste and flow control legislation, could adversely affect our solid and hazardous waste management services.

Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the U.S. and Canada. EPR regulations are designed to place either partial or total responsibility on producers of consumer-packaged goods and other products to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to undertake additional responsibilities, such as taking over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing and marketing infrastructure. During periods of economic difficulty, governmental entities have increased their interest in implementing EPR regulations to reduce municipal spending on recycling programs. There is no federal law establishing EPR in the U.S. or Canada; however, federal, state, provincial and local governments could take, and in some cases have taken, steps to implement EPR regulations for packaging, including traditional recyclables such as cardboard, bottles and cans. If wide-ranging EPR regulations were adopted, they could significantly impact the waste, recycling and other streams we manage, including with respect to quality and volume, and how we operate our business, including contract terms and pricing.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions also consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations. While fitness laws can present potential increased costs and barriers to entry into market areas, these laws have not, and are not expected to have a material adverse impact on our business as a whole.

Recent Developments and Focus Areas in Policy and Regulation

Climate and Sustainability

Jurisdictions are increasingly taking action to reduce greenhouse gas ("GHG") emissions through a broad range of climate policies. Landfills are one of the focal points for advancing climate-related goals, and we are actively working with policymakers to promote recognition of the significant reductions in GHG emissions that our industry already has achieved and the work being done to further measure and reduce emissions, the challenges associated with quantifying landfill emissions precisely, and the role of our sector in providing an essential, and highly regulated, public service.

We are also closely monitoring the evolving capabilities of ground, aerial, and satellite-based methane detection and monitoring systems and conducting our own research at several landfills to assess accuracy and reliability of various methane measurement technologies for applicability to our operations. We continue to expand our work with various private and government entities employing ground, aerial and satellite-based measurements of our sites. As these technologies are expected to advance rapidly in the coming years, we are actively engaged with the ECCC, the EPA, nongovernmental organizations, and environmental stakeholders on the implications of the changing landscape for the waste industry and potential future regulation. Continued dialogue with these regulatory agencies will be important in

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2024 as both the EPA and the ECCC are expected to evaluate landfill emissions standards that may require the application of various emerging methane measurement technologies. The EPA has indicated that methane emissions from landfills will be a focus of its expanded National Enforcement and Compliance Initiatives for 2024 through 2027. Both the EPA and the ECCC also plan to develop methods and standards for advanced measurement technologies, and we are actively engaged and collaborating with the agencies in these efforts, leveraging our own study results and experiences.

In light of regulatory and business developments related to concerns about climate change, we have identified strategic business opportunities to provide our public and private sector customers with sustainable solutions intended to reduce their carbon footprint. As part of our ongoing marketing evaluations, we assess customer demand for and opportunities to develop waste services with potential to avoid lifecycle emissions, such as waste reduction, increased recycling, composting, and conversion of landfill gas and discarded materials into renewable energy. We use carbon life cycle assessment tools in evaluating potential new services and in establishing the value proposition that makes us attractive as an environmental service provider. We are active in support of public policies that encourage development and use of lower carbon energy and waste services that can lower life-cycle carbon footprints. We understand the importance of broad stakeholder engagement in these endeavors, and actively seek opportunities for public policy discussion on more sustainable materials management practices. In addition, we work with stakeholders at the federal, state, and provincial level in support of legislation that encourages production and use of renewable, low-carbon fuels and electricity.

There is increasing governmental and stakeholder interest in environmental, social and governance ("ESG") matters. In addition, the nature, scope, and complexity of the matters that our Company must assess, quantify and disclose are expanding due to current, proposed, and recently enacted federal and state reporting requirements pertaining to climate related risks and other topics. For example, in October 2023, the California Governor signed into law the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act, which among other things, requires the disclosure of Scope 1, 2, and 3 GHG emissions and other climate-related risks consistent with the framework established by the Task Force on Climate-Related Financial Disclosures. We will be required to begin making disclosures in compliance with certain of these requirements in 2026, with additional disclosures required beginning in 2027. The SEC has also issued a proposed rule that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports including, but not limited to, information about our governance and management of climate-related risks and metrics pertaining to emissions data and climate-related targets and goals. Methodology and timelines for mandatory emissions reporting requirements, such as the recently passed California Corporate Data Accountability Act, may be inconsistent with requirements enacted by other governmental entities, including disclosure requirements that are ultimately adopted by the SEC, which could further increase costs and divert management time and attention. Disclosures related to GHG emissions data or potential climate-related impacts could also negatively affect our reputation to the extent we are perceived as not meeting individual stakeholder climate-related expectations.

Our industry faces challenges to implement these rapidly developing disclosure requirements, as well as the risk of enforcement actions by governmental and regulatory agencies for noncompliance. Significant expenditures and commitment of time by management, employees and consultants is involved in developing, implementing and overseeing policies, practices, additional disclosures and internal controls related to environmental and sustainability risk and performance. Public statements with respect to ESG matters are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential "greenwashing," *i.e.*, misleading information or false claims overstating potential ESG benefits. We are aware that non-governmental organizations and other private actors have filed lawsuits against certain companies under various securities and consumer protection laws alleging that certain ESG-related statements, goals or standards were misleading, false or otherwise deceptive.

Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we have published our 2023 Sustainability Report, providing details on our sustainability-related performance and outlining progress towards our 2030 sustainability goals. The Sustainability Report conveys the strong linkage between the Company's sustainability goals and our growth strategy, inclusive of the planned and ongoing expansion of the Company's Recycling Processing and Sales and WM Renewable Energy segments. The information in this report can be found at https://sustainability.wm.com but it does not constitute a part of, and is not incorporated by reference into, this Annual Report on Form 10-K. The Company also participates in a number of voluntary reporting programs and frameworks that provide further transparency on our commitment to sustainability.

PFAS

Federal and state governments have increased their focus on efforts to safeguard communities from the potentially harmful effects associated with per- and polyfluoroalkyl substances ("PFAS"). PFAS are a large group of chemicals that have been used in industrial and consumer products since the 1940s, including in products as diverse as carpets, paints and stains, water-resistant clothing and fabrics, nonstick cookware, food packaging, and firefighting chemicals. Possible human health effects of exposure to certain PFAS compounds may include low infant birth weights, immune system impacts, or cancer.

In 2021, the EPA released its PFAS Strategic Roadmap, providing a high-level overview of activities that the agency intends to take to safeguard public health, protect the environment, and hold polluters accountable. These actions include establishing drinking water standards, evaluating landfill discharges of PFAS in leachate, finalizing new risk assessments and test procedures, and updating guidance on PFAS disposal and destruction options. During 2022, the EPA proposed the designation of two PFAS compounds (perfluorooctanoic acid (PFOA) and perfluorooctanesulfonic acid (PFOS)) as hazardous substances under CERCLA. We are closely monitoring this proposed rulemaking and are actively working with both Congress and the EPA to provide landfills and other essential public services with relief from CERCLA liability and instead hold accountable manufacturers and heavy users of these compounds. Without such relief, we may face increased exposure to remediation and litigation costs associated with properties that the EPA may designate as CERCLA sites due to the presence of PFAS. A final rule is expected in 2024. Additionally, in 2023, the EPA published an advance notice of proposed rulemaking seeking public input and data to assist in the consideration of potential future regulations under CERCLA regarding seven additional PFAS compounds. At the state level, an increasing number of jurisdictions have enacted new drinking water, surface water and/or groundwater limits for various PFAS, which has led to a patchwork of PFAS standards across the U.S. Compliance with new and proposed state and federal PFAS standards is anticipated to result in additional expense to the Company, but such standards are also anticipated to present potential business opportunities in the area of PFAS management, treatment and disposal.

Recycling; Foreign Import and Export Regulations and Material Restrictions

In recent years, new and updated regulations affecting, and in some cases restricting, the international flow of certain recyclables have led to a reduction in export activity for such recyclables, as well as higher quality requirements, and higher processing costs. As an example, on January 1, 2021, new restrictions on the international trade of most plastics went into effect as part of the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. At this time, the U.S. is not a party to the Basel Convention, but most countries to which we export commodities are, which may limit our ability to export certain plastics. However, we do not ship plastics collected on our residential recycling routes and processed at our single stream recycling facilities to locations outside of North America.

Prices and demand for recyclables fluctuate. We have discussed our sustainability growth strategy that includes planned and ongoing investments in our recycling business to increase automation and reduce labor dependency. Such investments are also targeted at addressing increases in regulatory- and customer-driven quality requirements for commodities. These investments increase our exposure to commodity price fluctuations. We mitigate some of the effects of price fluctuation through the contract terms pursuant to which we sell commodities, such as floor pricing. Additionally, future regulation, tariffs, international trade policies or other initiatives, including regulations addressing climate change or GHG emissions, may impact supply and demand of material, or increase operating costs, which could impact the profitability of our recycling operations.

With a heightened awareness of the global problems caused by plastic waste in the environment, Canada and an increasing number of cities and states across the U.S. have passed ordinances banning certain types of plastics from sale or use. The most common materials banned include plastic bags and straws, polystyrene plastic, and some types of single use packaging. These bans have resulted in increased pressure by manufacturers on our recycling facilities to accept a broader array of materials in curbside recycling and composting programs to alleviate public pressures to ban the sale of those materials. However, with no or limited viable end markets for many of these materials, we and other recyclers are working to educate and remind customers of the need for end market demand and economic viability to support sustainable recycling programs. We are also making investments in end markets to support the collection and processing of some of these materials. With increased focus on responsible management of plastics, our procurement team has taken a proactive approach to ensure environmental sustainability goals are prioritized in managing the products we buy.

Tax Legislation

The Inflation Reduction Act of 2022 ("IRA") was signed into law by President Biden on August 16, 2022, and contains a number of tax-related provisions, including with respect to (i) alternative fuel tax credits; (ii) tax incentives for investments in renewable energy production, carbon capture, and other climate actions and (iii) the overall measurement of corporate income taxes. Given the complexity and uncertainty around the applicability of the legislation to our specific facts and circumstances, we continue to analyze the IRA provisions to identify and quantify potential opportunities and applicable benefits included in the legislation. The provisions of the IRA related to alternative fuel tax credits secure approximately $55 million of annual pre-tax benefit (recorded as a reduction in our operating expense) for tax credits in 2022, 2023 and 2024.

With respect to the investment tax credit, as expanded by the IRA, we expect the cumulative benefit to be between $250 million and $350 million, a large portion of which is anticipated to be realized in 2024 through 2026. Recently, however, the IRS issued proposed regulations applicable to the investment tax credits that could call into question our ability to realize some, or all, of this tax benefit, which would negatively impact financial expectations in connection with our significant planned and ongoing investments in sustainability growth projects in our WM Renewable Energy segment. The proposed regulations provide a public comment period, culminating in public hearings before the Treasury Department, to allow taxpayers to provide input prior to the issuance of final regulations. In coordination with other members of the RNG industry, we are actively using this public comment period to work with external advisors, the U.S. Congress, the current federal administration, and other biogas sector stakeholders to encourage the Treasury Department to further refine its analysis prior to publication of final regulations that more accurately reflect the express language and legislative intent of the statute with respect to the investment tax credit. However, there is no guarantee that such efforts will be successful. We expect that the production tax credit incentives for investments in renewable energy and carbon capture, as expanded by the IRA, will likely result in an incremental benefit to the Company, although at this time, the anticipated amount of such benefit has not been quantified.

Our current expectation is that the IRA's minimum corporate tax will not have an impact on the Company. Finally, in accordance with the IRA, we incurred a nondeductible excise tax of 1% on the net value of certain stock repurchases in 2023, which is reflected in the cost of purchasing the underlying shares as a component of treasury stock in our Consolidated Balance Sheet.

Additionally, numerous countries have agreed to a statement in support of the Organization for Economic Co-operation and Development ("OECD") model rules that propose a global minimum tax rate of 15%. The Company operates in countries that have agreed to implement the global minimum tax, and the OECD continues to refine technical guidance for such. At this time, we do not expect the 15% global minimum tax to have a material, if any, impact to our income taxes, and we will continue to monitor and evaluate the potential impact on our business in future periods.

Investment in Natural Gas Vehicles and Infrastructure

We operate a large fleet of natural gas vehicles, and we plan to continue to invest in these assets for our collection fleet. Natural gas fueling infrastructure is not yet broadly available in the U.S. and Canada; as a result, we have constructed and operate natural gas fueling stations, some of which also serve the public or pre-approved third parties. There is increasing pressure to reduce the use of fossil fuel in the heavy-duty truck industry, and some regulatory bodies are pursuing requirements for using alternative engine technology, such as electric powered vehicles, rather than natural gas or diesel vehicles. This is resulting in regulatory actions to advance the adoption of zero-emission vehicles and a shift away from tax incentives and grants for natural gas trucks and RNG infrastructure. For example, California is at various stages of regulation that would require heavy-duty vehicle fleets to phase-in zero-emissions vehicles. The extent to which other states adopt California's standards into their own regulatory frameworks could accelerate the industry-wide adoption of electric vehicles.

Although current options for heavy-duty electric vehicles lack sufficient range and proven experience for our operations, we are proactively engaging in pilots of electric powered heavy-duty vehicles and anticipate that we could redirect future planned capital investments in our fleet toward these assets when the vehicles prove economically and operationally viable. We also are actively working with policymakers to understand the challenges involving the electrification of heavy-duty collection vehicles. Should regulation mandate an accelerated transition to electric powered vehicles, our cost to acquire vehicles needed to service our customers could increase, capital investment required to establish sufficient charging infrastructure could be significant and investments we have made in an industry-leading natural gas fleet and infrastructure could be impaired. In addition, tax incentives and grants that advance the adoption of zero-emissions vehicles and lead to a shift away from natural gas trucks and RNG infrastructure would likely also negatively impact our investments in landfill gas-to-energy facilities.

WM Renewable Energy

In recent years, we have discussed our sustainability growth strategy that includes significant planned and ongoing investments in our WM Renewable Energy segment. We have invested, and continue to invest, in facilities to capture methane produced from the Company's landfills and convert it into RNG and electricity. RNG produced from our landfills, as well as dairy biogas, constitute a significant source of fuel allocated to our natural gas collection vehicles. Following enactment of the IRA, which included expanded tax credits for the construction of new RNG production facilities, we expect to accelerate our investments in this area. The Company's investment in renewable energy production is guided partly by the EPA's implementation of the RFS program, which promotes the production and use of renewable transportation fuels. Many of our facilities are EPA-registered producers of transportation fuel making compressed and liquefied RNG from landfill biogas, which qualifies as a cellulosic biofuel under the RFS program. Oil refiners and importers are required through the RFS program to blend specified volumes of various categories of renewable transportation fuels with gasoline or buy credits, referred to as RINs, from renewable fuel producers.

Prior to 2022, the EPA had promulgated rules on an annual basis establishing refiners' obligations to purchase RNG and other cellulosic biofuels under the RFS program, which introduced a level of uncertainty into the renewable fuels and RINs market. However, in 2023, the EPA issued a highly anticipated rule establishing biofuel blending volumes under the RFS program for compliance years 2023 through 2025. The rule reflected the outsized role of biogas under the program, delivered on many reforms that benefit the solid waste sector, and recognized the continued growth of the market for RNG in vehicle applications. However, we cannot be certain that these changes, or the outcome of litigation challenging various aspects of the rule, will ultimately reduce volatility in the RINs market or that future rulemakings will be similarly favorable to our business. We continue to advocate for the current administration to implement policies that could reduce the potential for volatility in the RINs market and ensure long-term stability for renewable transportation fuels, as changes in the RFS market or the structure of the RFS program can and has impacted the financial performance of the facilities constructed to capture and treat the gas. We are closely working with state policymakers and non-governmental stakeholders to understand the role of RNG as a renewable energy resource and in delivering GHG reductions.

The Company's sustainability growth strategy also is informed by the increased adoption of state and Canadian clean fuel standard programs, utility policies, and voluntary market demand for RNG in transportation and industrial applications. Clean fuel standard programs, originally developed in California and subsequently adopted in Oregon and Washington, establish annual carbon intensity benchmarks for transportation fuels that decrease over time. These programs operate similar to the RFS program in that certain regulated parties purchase credits from fuel producers, including RNG producers, to meet their carbon intensity obligations. Like RINs, clean fuel standard program credit values can fluctuate with policy and market dynamics. As such, we are advocating for existing programs to adopt measures to promote stability in credit pricing and for other states to adopt similar programs that incentivize the growth in RNG. We also are working closely with stakeholders to encourage the voluntary market for RNG demand, including utility RNG procurement programs, and sustainability protocols, as companies and other customers increasingly look to reduce their greenhouse gas emissions profiles.

Environmental Justice

Federal, state, and local governments are increasingly adopting requirements for environmental justice reviews as part of certain permitting decisions. These policies generally require permitting agencies to give heightened attention to the potential for projects to disproportionately impact low-income and minority communities. To that end, federal and state agencies have developed a number of screening tools, such as the EPA's EJScreen, to aid and support relevant regulatory bodies in implementing various programs, such as permitting. Environmental justice considerations are also being increasingly adopted beyond permitting actions; for example, in rulemaking and enforcement priorities. In August 2023, the EPA announced that it would integrate environmental justice into each of its National Enforcement and Compliance Initiatives, and, in November 2023, the agency published a draft update to its Technical Guidance for Assessing

Environmental Justice in Regulatory Analysis which aims to provide agency analysts with the approaches and methods to use in evaluating environmental justice concerns in regulatory actions. Our Company supports policies seeking to advance high standards of environmental performance and the fair treatment of people of all races, cultures, and incomes, and we continue to proactively engage with local communities. We are actively monitoring recent regulatory developments in this area, particularly with respect to permitting, as additional conditions imposed on permitting decisions could increase the time and cost involved to pursue and maintain necessary authorizations.

Item 1A. *Risk Factors.*

Our business, financial condition and results of operations are subject to numerous risks and uncertainties. You should carefully consider the following risk factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our "Financial Statements and Supplementary Data" in Item 8. In addition to the following risks, there may be additional risks and uncertainties that adversely affect our business, performance, or financial condition in the future that are not presently known or are not currently believed to be material.

<u>**Strategy and Operational Risks**</u>

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Implementation of our strategy will require effective management of our operational, financial and human resources and will place significant demands on those resources. See Item 1. *Business* for more information on our business strategy. There are risks involved in pursuing our strategy, including the following:

- Our employees, customers or investors may not embrace and support our strategy.
- We may not be able to hire or retain the personnel necessary to manage our strategy effectively.
- A key element of our strategy is yield management through focus on price leadership, which has presented challenges to keep existing business and win new business at reasonable returns. We also utilize an energy surcharge and other mandated fees. The loss of volumes as a result of price increases and our unwillingness to pursue lower margin volumes may negatively affect our cash flows or results of operations. Additionally, we have in the past and may in the future face purported class action lawsuits related to our customer service agreements, prices and fees.
- We may be unsuccessful in implementing our technology-led automation and optimization strategy and other improvements to operational efficiency and such efforts may not yield the intended result.
- We may not be able to maintain cost savings achieved, including through our automation and optimization efforts, due to inflationary cost pressure or otherwise.
- Strategic decisions with respect to our asset portfolio may result in impairments to our assets.
- Our ability to make strategic acquisitions depends on our ability to identify desirable acquisition targets, negotiate advantageous transactions despite competition for such opportunities, fund such acquisitions on favorable terms, obtain regulatory approvals and realize the benefits we expect from those transactions.
- Acquisitions, investments and/or new service offerings or lines of business may not increase our earnings in the timeframe anticipated, or at all, due to difficulties operating in new markets or providing new service offerings or lines of business, failure of technologies to perform as expected, failure to operate within budget, integration issues, or regulatory issues and compliance costs, among others, and we may experience issues successfully integrating acquisitions into our internal controls, operations, and/or accounting systems.
- Integration of acquisitions and/or new services offerings or lines of business could increase our exposure to the risk of inadvertent noncompliance with applicable laws and regulations, and additional expansion into markets outside of North America would result in our business being subject to new laws and regulatory regimes, resulting in greater exposure to risk of inadvertent noncompliance and additional compliance costs.
- Liabilities associated with acquisitions, including ones that may exist only because of past operations of an acquired business, may prove to be more difficult or costly to address than anticipated, and businesses or assets we acquire may have undisclosed liabilities, despite our efforts to minimize exposure to such risks through due diligence and other measures.
- Execution of our strategy, including growth through acquisitions and our planned expansion of our Recycling Processing and Sales and WM Renewable Energy segments, may cause us to incur substantial additional indebtedness, which may divert capital away from our traditional business operations and other financial plans, and may introduce additional risks and volatility to our financial performance.
- Supply chain, regulatory or permitting disruptions or delays could detrimentally impact the execution timeline for our planned expansion of our Recycling Processing and Sales and WM Renewable Energy businesses.

- We continue to seek to divest underperforming and non-strategic assets if we cannot improve their profitability. We may not be able to successfully negotiate the divestiture of underperforming and non-strategic operations, which could result in asset impairments or the continued operation of low-margin businesses.

In addition to the risks set forth above, implementation of our business strategy could also be affected by other factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions, including slower growth or recession, increased operating costs or expenses, subcontractor costs and availability and changes in industry trends. We may decide to alter or discontinue certain aspects of our business strategy at any time. If we are not able to implement our business strategy successfully, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business strategy successfully, our operating results may not improve to the extent we anticipate, or at all.

Our operations must comply with extensive existing regulations, and changes in regulations, including with respect to emerging contaminants and extended producer responsibility, can restrict or alter our operations, increase our operating costs, increase our tax rate, or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, provincial and local level in the U.S. and Canada have a substantial impact on our operations, and compliance with such regulations is costly. Many complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. Among other things, governmental regulations and enforcement actions restrict our operations at times and may adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on siting and constructing new waste disposal, transfer, recycling or processing facilities or on expanding existing facilities;
- limitations, regulations or levies on collection and disposal prices, rates and volumes;
- limitations, bans, taxes or charges on disposal or transportation of out-of-state waste or certain categories of waste;
- mandates regarding the management of solid waste and other materials, including requirements to recycle, divert or otherwise process certain waste, recycling and other streams; or
- limitations or restrictions on the recycling, processing or transformation of waste, recycling and other streams.

Regulations affecting the siting, design and closure of landfills require us, at times, to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. We have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills and we establish accruals for these estimated costs. Expenditures could be accelerated or materially exceed our accruals due to earlier than expected closure of landfills; the types of waste collected and manner in which it is transported and disposed of, including actions taken in the past by companies we have acquired or third-party landfill operators; environmental regulatory changes; new information about waste types previously collected, such as per- and polyfluoroalkyl substances ("PFAS") or other emerging contaminates and other reasons.

Federal and state governments have increased their focus on efforts to safeguard communities from the potentially harmful effects associated with PFAS. See Item 1. *Business – Regulation – Recent Developments and Focus Areas in Policy and Regulation – PFAS* for additional background information. The EPA proposed the designation of two PFAS compounds as hazardous substances under CERCLA. We are closely monitoring this proposed rulemaking and are actively working with both Congress and the EPA to provide landfills and other essential public services with relief from CERCLA liability and instead hold accountable manufacturers and heavy users of these compounds. Without such relief, we may face increased exposure to remediation and litigation costs associated with properties that the EPA may designate as CERCLA sites due to the presence of PFAS.

Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the U.S. and Canada. EPR regulations are designed to place either partial or total responsibility on producers of consumer-packaged goods and other products to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to undertake additional responsibilities, such as taking over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing and marketing infrastructure. During periods of economic difficulty, governmental entities have increased their interest in implementing EPR regulations to reduce municipal spending on recycling programs. There is no federal law establishing EPR in the U.S. or Canada; however, federal, state, provincial and local governments could, and in several cases have, taken steps to implement EPR regulations for packaging, including traditional recyclables such as cardboard, bottles and cans. If wide-ranging EPR regulations were adopted, they could significantly impact the waste and recycling streams we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage, including with respect to quality and volume, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Providing environmental and waste management services, including constructing and operating landfills, transfer stations, recycling facilities and other disposal facilities, and landfill gas-to-energy facilities, involves risks such as truck accidents, equipment defects, malfunctions and failures, and improper use of dangerous equipment. Additionally, we closely monitor and manage landfills to minimize the risk of waste mass instability, releases of hazardous materials, and odors that are sometimes triggered by weather or natural disasters. There are also risks presented by the potential for subsurface heat reactions causing elevated landfill temperatures and increased production of leachate, landfill gas and odors. We also build and operate natural gas fueling stations, some of which also serve the public or third parties. Operation of fueling stations and landfill gas collection and control systems, as well as operation of heavy machinery and management of flammable materials at our recycling facilities and transfer stations, involves additional risks of fire and explosion. Any of these risks could potentially result in injury or death of employees and others, a need to shut down or reduce operation of facilities, increased operating expense and exposure to liability for pollution and other environmental damage, and property damage or destruction.

While we seek to minimize our exposure to such risks through comprehensive training, compliance and response and recovery programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected. Any such incidents could also tarnish our reputation and reduce the value of our brand. Additionally, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.

We may be unable to obtain or maintain required permits or expand existing permitted capacity at our landfills, due to land scarcity, public opposition or otherwise, which can require us to identify disposal alternatives, resulting in decreased revenue and increased costs.

Our ability to meet our financial and operating objectives depends in part on our ability to obtain and maintain the permits necessary to operate landfill sites and transfer stations. Permits to build, operate and expand solid waste management facilities, including landfills and transfer stations, have become more difficult and expensive to obtain and maintain. Permits often take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subjected, or seek to impose liability on us for alleged environmental damage. Such actions could also impact our ability to do business by causing reputational harm. Federal, state and local governments are also increasingly adopting requirements for environmental justice reviews as part of certain permitting decisions. These policies generally require permitting agencies to give heightened attention to the potential for projects to disproportionately impact low-income and minority communities. Responding to permit challenges has, at times, increased our costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval, as well as land scarcity, particularly in densely populated areas, may prohibit us from establishing new facilities or expanding existing facilities. Diminishing disposal capacity, typically in proximity to major metropolitan areas, sometimes requires us to transport waste by rail or find alternative disposal solutions in affected areas, increasing our operating costs. Our failure to obtain the required permits and necessary capacity expansion to operate our landfills could have a material adverse impact on our financial condition, results of operations and cash flows.

If we are unable to attract, hire or retain key team members and a high-quality workforce, or if our succession planning does not develop an adequate pipeline of future leaders, it could disrupt our business, jeopardize our strategic priorities and result in increased costs, negatively impacting our results of operations.

Our operations require us to attract, hire, develop and retain a high-quality workforce to provide a superior customer experience. This includes key individuals in leadership and specialty roles, as well as a very large number of drivers, technicians and other front-line and back-office team members necessary to provide our environmental services. We experience significant competition to hire and retain individuals for certain front-line positions, such as commercial truck drivers, from within and outside our industry. (Also see Item 1A. *Risk Factors — Market disruption, including labor shortages and supply chain constraints, and macroeconomic pressures, including inflation, have adversely impacted our business and results of operations*.) Additionally, the market for employees that serve on our digital team is highly competitive. As we have accelerated our investments in our technology-led automation and optimization strategy, it is increasingly important that we are able to attract and retain employees with the skills and expertise necessary to implement and manage these projects. We also compete to attract skilled business leaders, and our own key team members are sought after by our competitors and other companies. We make significant investments, and engage in internal succession planning, to provide us with a robust pipeline of future leaders. If we are not able to attract, hire, develop and retain a high-quality workforce with the necessary skills and expertise, as well as key leaders, or if we experience significant employee turnover, it can result in business and strategic disruption, increased costs, and loss of institutional knowledge, which could negatively impact our results of operations.

Our business depends on our reputation and the value of our brand.

We believe we have developed a reputation for high-quality service, reliability and social and environmental responsibility, and we believe our brand symbolizes these attributes. The WM brand name, trademarks and logos and our reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity, whether or not justified, relating to activities by our operations, employees or agents, or challenges to our assertions of social and environmental responsibility, could tarnish our reputation and reduce the value of our brand. (Also see Item 1A. *Risk Factors — Focus on, and regulation of, environmental, social and governance ("ESG") performance and disclosure can result in increased costs, risk of noncompliance, damage to our reputation and related adverse effects.*) Damage to our reputation could reduce demand for our services and potentially have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We have made significant investments in an extensive natural gas truck fleet, which makes us partially dependent on the availability of natural gas and fueling infrastructure and vulnerable to natural gas prices, and requirements to transition to other vehicle types could impair these investments.

We operate a large fleet of natural gas vehicles, and we plan to continue to invest in these assets for our collection fleet. However, natural gas fueling infrastructure is not yet broadly available in the U.S. and Canada; as a result, we have constructed and operate natural gas fueling stations, some of which also serve the public or pre-approved third parties. It will remain necessary for us to invest capital in fueling infrastructure to power our natural gas fleet. Additionally, fluctuations in the price and supply of natural gas could substantially increase our operating expenses; a reduction in the existing cost differential between natural gas and diesel fuel could materially reduce the benefits we anticipate from our investment in natural gas vehicles.

There is increasing pressure to reduce the use of fossil fuel in the heavy-duty truck industry, and some regulatory bodies are pursuing requirements for using alternative engine technology, such as electric powered vehicles, rather than natural gas or diesel vehicles. This is resulting in regulatory actions to advance the adoption of zero-emission vehicles and a shift away from tax incentives and grants for natural gas trucks and RNG infrastructure. For example, California is at various stages of regulation that would require heavy-duty vehicle fleets to phase-in zero-emissions vehicles. The extent to which other states adopt California's standards or something similar into their own regulatory frameworks could accelerate the industry-wide adoption of electric vehicles. Although current options for heavy-duty electric vehicles lack sufficient range and proven experience for our operations, we are proactively engaging in pilots of electric powered heavy-duty vehicles and anticipate that we could redirect future planned capital investments in our fleet toward these assets when the vehicles prove economically and operationally viable. Should regulation mandate an accelerated transition to electric powered vehicles, our cost to acquire vehicles needed to service our customers could increase, capital investment required to establish sufficient charging infrastructure could be significant and investments we have made in an industry-leading natural gas fleet and infrastructure could be impaired. In addition, tax incentives and grants that advance the adoption of zero-emissions vehicles and lead to a shift away from natural gas trucks and RNG infrastructure would likely also negatively impact our investments in landfill gas-to-energy facilities.

Increases in our labor costs as a result of labor unions organizing, changes in regulations related to labor unions or increases in employee minimum wages, could adversely affect our future results.

Labor unions continually attempt to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees are currently represented by unions, and we have negotiated collective bargaining agreements with these unions. Additional groups of employees may seek union representation in the future, and, if successful, would enhance organized labor's leverage to obtain higher than expected wage and benefits costs and resist the introduction of new technology and other initiatives, which can result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, our operating expenses could increase significantly as a result of work stoppages, including strikes. Additionally, a large portion of our workforce are hourly personnel, and many of these individuals, particularly in our recycling business, are paid at rates related to federal and state minimum wages. Increases in minimum wage rates, or the enactment of new wage-related legislation, may significantly increase our labor costs. Any of these matters could adversely affect our financial condition, results of operations and cash flows.

The seasonal nature of our business, severe weather events resulting from climate change and event driven special projects cause our results to fluctuate, and prior performance may not be indicative of our future results.

Our financial and operating results may fluctuate for many reasons. Our operating revenues and volumes typically experience seasonal increases in the summer months, that are reflected in second and third quarter revenues and results of operations. Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations. Conversely, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins. For these and other reasons, operating results in any period may not be indicative of operating results for any other period. Our stock price may be negatively impacted by interim variations in our results.

We may not be able to achieve our sustainability related goals, including reduction of our greenhouse gas ("GHG") emissions, or execute on our sustainability-related growth strategy and initiatives, within planned timelines or anticipated budget, which could damage our reputation and negatively impact the benefits anticipated from our investments.

Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we have set goals to reduce our GHG emissions and announced other sustainability-related goals and initiatives. We may not be able to meet such goals or implement such initiatives in the manner or on timelines contemplated due to challenges including, but not limited to, unforeseen costs or delays, supply chain disruptions, regulatory impacts, technology limitations or technical difficulties associated with achieving such goals. Also, despite voluntarily announcing such sustainability goals, we may receive pressure from investors or other groups to adopt more aggressive sustainability-related goals that may not be technically, operationally, or financially feasible.

In addition, our sustainability growth strategy includes significant planned investments in our Recycling Processing and Sales and WM Renewable Energy segments. Our ability to successfully execute our sustainability growth strategy may be impacted by the numerous risks and uncertainties associated with our business and the environmental services industry, including financial and operating performance, availability of technology and financing, changes in regulation, commodity price fluctuation and general economic conditions. (Also see Item 1A. *Risk Factors — Our revenues, earnings and cash flows will fluctuate based on changes in commodity prices, and commodity prices for recyclable materials are particularly susceptible to volatility based on macroeconomic conditions and regulations that affect our ability to export products* and *— Our sustainability growth strategy includes significant planned and ongoing investments in our WM Renewable Energy segment; changes to federal and state renewable fuel policies could affect our financial performance, and such investments may not yield the results anticipated.*)

Some or all of the expected benefits of our sustainability-related investments and initiatives may not occur within the anticipated time periods or may cost more to achieve than anticipated. An inability to develop, obtain, or scale necessary technology and innovations, and challenges arising from the availability or cost of materials and infrastructure or regulatory approvals or permitting requirements associated with our sustainability investments and initiatives, could impede our ability to execute on our plans and achieve our goals or realize our expected financial performance from these investments. Actions we take to achieve these goals and implement our sustainability growth strategy and initiatives, including development and implementation of enhanced technology and reporting systems, will require increased capital expenditures and management focus, which may divert investment and management focus away from other aspects of our business operations.

Additionally, favorable expectations regarding potential investment tax credits or other benefits stemming from the Inflation Reduction Act of 2022 ("IRA") may not materialize or could fail to meet expectations. Recently, the IRS issued proposed regulations applicable to the investment tax credits, as expanded by the IRA, that could call into question our ability to realize some, or all, of this tax benefit, which would negatively impact financial expectations in connection with our sustainability growth projects in our WM Renewable Energy segment. See Item 1. *Business – Regulation – Recent Developments and Focus Areas in Policy and Regulation – Tax Legislation*. We have also forecasted or projected certain operational and financial information with respect to our sustainability investments and initiatives, and many of these statements are based on expectations and assumptions that are necessarily uncertain and are subject to risks and uncertainties that could cause actual results to be materially different from our forecasts and projections.

Focus on, and regulation of, environmental, social and governance ("ESG") performance and disclosure can result in increased costs, risk of noncompliance, damage to our reputation and related adverse effects.

There is increasing governmental and stakeholder interest in ESG matters. In addition, the nature, scope, and complexity of the matters that our Company must assess, quantify and disclose are expanding due to current, proposed, and recently enacted federal and state reporting requirements related to climate-related risks and other topics, such as water usage, waste production, labor, human capital, environmental justice, cybersecurity and privacy, and risk oversight. For example, see Item 1. *Business – Regulation – Recent Developments and Focus Areas in Policy and Regulation – Climate and Sustainability* for information about California's recently-adopted Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act and the SEC's proposed climate-related disclosure rule. Methodology and timelines for mandatory emissions reporting requirements, such as the recently passed California Corporate Data Accountability Act, may be inconsistent with requirements enacted by other governmental entities, including disclosure requirements that are ultimately adopted by the SEC, which could further increase costs and divert management time and attention. Disclosures related to GHG emissions data or potential climate-related impacts could also negatively affect our reputation to the extent we are perceived as not meeting individual stakeholder climate-related expectations.

Our industry faces challenges to implement these rapidly developing disclosure requirements, as well as the risk of enforcement actions by governmental and regulatory agencies for noncompliance. Significant expenditures and commitment of time by management, employees and consultants is involved in developing, implementing and overseeing policies, practices, additional disclosures and internal controls related to environmental and sustainability risk and performance. Public statements with respect to ESG matters are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential "greenwashing," i.e., misleading information or false claims overstating potential ESG benefits. We are aware that non-governmental organizations and other private actors have filed lawsuits against certain companies under various securities and consumer protection laws alleging that certain ESG-related statements, goals or standards were misleading, false or otherwise deceptive. An inability to implement such policies, practices, and internal controls and maintain compliance with laws and regulations, or a perception among stakeholders that our ESG disclosures and sustainability goals are insufficient or our goals are unattainable, could harm our reputation and competitive position and negatively impact our stock price and business performance.

External Economic and Industry Risks

Market disruption, including labor shortages and supply chain constraints, and macroeconomic pressures, including inflation, have adversely impacted our business and results of operations.

Macroeconomic pressures, including inflation and rising interest rates, and market disruption resulting in labor market, supply chain and transportation constraints have impacted our results and are continuing. Significant global supply chain disruption has reduced availability of certain assets used in our business, and inflation has increased costs for the goods and services we purchase, particularly for labor, repair and maintenance, and subcontractor costs. Supply chain constraints have caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive. Additionally, the downturn in market prices for recycling commodities that started in the second half of 2022 persisted throughout 2023. The decrease continued to be driven by the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. We may also experience margin pressures from commodity-driven business impacts. The constrained labor market has resulted in increased costs for wage adjustments, overtime hours and training new hires. If we are not able to overcome limitations on labor availability, it could materially impact our ability to service our customers and our financial results. Geopolitical conflicts and the resulting international responses have also exacerbated market disruption, leading to volatility in commodity prices, impacts on the availability and cost of energy, and vendor and supplier disruptions across the global supply chain.

Accelerated and pronounced economic pressures, such as rising interest rates and inflationary cost pressure on labor and the goods and services we rely upon to deliver service to our customers, have impacted and continue to impact our cost structure and capital expenditures. Significant components of our operating expenses vary directly as we experience changes in revenue due to volume and a heightened pace of inflation, and we may not be able to dynamically manage our cost structure in response to such changes. A significant portion of our revenue is tied to a price escalation index with a lookback provision, resulting in a timing lag in our ability to recover increased costs under those contracts during periods of rapid inflation. Separately, for many of our customers we provide services under multi-year contracts that can restrict our ability to increase prices and the timing of such increases. Our overall strategic pricing efforts are focused on recovering as much of the inflationary cost increases we experience in our business as possible by increasing our average unit rate, but such efforts may not be successful for various reasons including the pace of inflation, operating cost inefficiencies, contractual limitations, and market responses. The inability to adequately increase prices to offset increased costs and inflationary pressures, or otherwise mitigate the impact of these macroeconomic conditions and market disruptions on our business, will increase our costs of doing business and reduce our margins.

The extent and duration of the impact of these labor market, supply chain, transportation and commodity-price challenges are subject to numerous external factors beyond our control, including broader macroeconomic conditions; recessionary fears and/or an economic recession; size, location, and qualifications of the labor pool; wage and price structures; adoption of new or revised regulations; domestic and international political developments, geopolitical conflicts and responses; and supply and demand for recycled materials. If such impacts are prolonged and substantial, they could have a material negative effect on our results of operations.

The environmental services industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. We principally compete with large national waste management companies, counties and municipalities that maintain their own waste collection and disposal or recycling operations and regional and local companies of varying sizes and financial resources. The industry also includes companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities, companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products, and waste brokers that rely upon haulers in local markets to address customer needs. In recent years, the industry has seen some additional consolidation, though the industry remains intensely competitive. Counties and municipalities may have financial competitive advantages because tax revenues are available to them and tax-exempt financing is more readily available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, some of our competitors may have lower financial expectations, allowing them to reduce their prices to expand sales volume or to win competitively-bid contracts, including large national accounts and exclusive franchise arrangements with municipalities. When this happens, we may lose customers and be unable to execute our pricing strategy, resulting in a negative impact to our revenue growth from yield on base business.

Our revenues, earnings and cash flows fluctuate based on changes in commodity prices and may fluctuate substantially without notice in the future.

Prices and demand for recyclables fluctuate and are particularly susceptible to volatility based on macroeconomic conditions and regulations. The downturn in market prices for recycling commodities that started in the second half of 2022 continued in 2023. Average market prices for single-stream recycled commodities were down 40% in 2023 when compared to the comparable prior year period. Decreases in the market prices for recycling commodities resulted in a decrease in recycling revenues attributable to yield of $308 million in 2023 as compared to the prior year period. Recycling revenues attributable to yield increased $19 million in 2022 as compared with the prior year period, primarily from higher market prices for recycling commodities in the first half of 2022, before the significant downturn in the second half of 2022.

In recent years, new and updated regulations affecting, and in some cases restricting, the international flow of certain recyclables have led to a reduction in export activity for such recyclables, as well as higher quality requirements and higher processing costs. We are making significant planned and ongoing investments in our recycling business to increase automation and reduce labor dependency and address increases in regulatory- and customer-driven quality requirements for commodities. These investments increase our exposure to commodity price fluctuations. Additionally, future regulation, tariffs, international trade policies or other initiatives, including regulations addressing climate change or GHG emissions, may impact supply and demand of material, or increase operating costs, which could impact the profitability of our recycling operations. If the Company does not effectively manage changes in demand and commodity prices for recycling materials, or if we do not successfully execute our sustainability growth strategy, our investments in recycling infrastructure and technology may not yield the results anticipated.

Fluctuation in energy-related prices also affects our business, including recycling of plastics manufactured from petroleum products, and we are currently experiencing commodity-price driven impacts from higher fuel costs. Our sustainability growth strategy also includes increased investment in landfill gas-to-energy facilities and expansion of our WM Renewable Energy segment, which generate and sells credits referred to as RINs. RINs prices generally respond to regulations enacted by the EPA, as well as fluctuations in supply and demand, and have historically been very volatile. Additionally, significant variations in the price of biogas, electricity and other energy-related products that are marketed and sold by our landfill gas recovery operations can result in a corresponding impact to our revenue from yield from such operations. Expansion of our WM Renewable Energy segment may introduce additional risks and volatility to our financial performance.

Increasing customer preference for alternatives to landfill disposal and bans on certain types of waste could reduce our landfill volumes and cause our revenues and operating results to decline.

Our customers are increasingly diverting waste to alternatives to landfill disposal, such as recycling and composting, while also working to reduce the amount of waste they generate. In addition, many state and local governments mandate diversion, recycling and waste reduction at the source and prohibit the disposal of certain types of materials at landfills, such as recyclables (cardboard, bottles and cans), yard waste, food waste and electronics. Where organic waste is not banned from disposal in landfills, some large customers such as grocery stores and restaurants are choosing to divert their organic waste from landfills. Zero-waste goals (sending no waste to the landfill) have been set by many of the U.S. and Canada's largest companies. Although such mandates and initiatives help to protect our environment, these developments reduce the volume of waste going to our landfills, which may affect the prices that we can charge for landfill disposal. Our landfills currently provide our highest income from operations margins. Reducing landfilled organic waste also reduces the amount of landfill gas produced from our landfills, adversely impacting our landfill gas-to-energy facilities. If we are not successful in expanding our service offerings, growing lines of businesses to service waste streams that do not go to landfills, and providing alternative services for customers that wish to reduce waste entirely, then our revenues and operating results may decline. Additionally, despite the development of new service offerings and lines of business, it is possible that our revenues and our income from operations margins could be negatively affected due to disposal alternatives.

With a heightened awareness of the global problems caused by plastic waste in the environment, Canada and an increasing number of cities and states across the U.S. have passed ordinances banning certain types of plastics from sale or use. The most common materials banned include plastic bags and straws, polystyrene plastic and some types of single use packaging. These bans have increased pressure by manufacturers on our recycling facilities to accept a broader array of materials in curbside recycling and composting programs to alleviate public pressures to ban the sale of those materials. However, there are currently no or limited viable end markets for recycling many of these materials, and inclusion of such materials in our recycling stream increases contamination and operating costs that can negatively affect the results of our recycling operations.

General economic conditions, such as a broad-based economic recession, can directly and adversely affect revenues for environmental services and our income from operations margins.

Our business is directly affected by changes in national and general economic factors that are outside of our control, including consumer confidence, inflation, interest rates and access to capital markets. In recent years, many in the financial industry have debated whether the North American economy is likely to enter into a period of economic recession. A weak economy generally results in decreased consumer spending and decreases in volumes of waste generated, which negatively impacts the ability to grow through new business or service upgrades, and may result in customer turnover and reduction in customers' waste service needs. Consumer uncertainty and the loss of consumer confidence may also reduce the number and variety of services requested by customers. Additionally, a weak market for consumer goods can significantly decrease demand by paper mills for recycled corrugated cardboard used in packaging; such as we have experienced since the second half of 2022, negatively impacting commodity prices and our operating income and cash flows.

A decrease in waste volumes generated results in an increase in competitive pricing pressure; such economic conditions may also interfere with our ability to implement our pricing strategy. Many of our contracts have price adjustment provisions that are tied to an index such as the Consumer Price Index, and our costs may increase more than the increase, if any, in the Consumer Price Index. This is partially due to our relatively high fixed-cost structure; we may not be able to dynamically manage our cost structure in response to shifting volume levels and vendor costs, and our cost structure may not correlate with the Consumer Price Index or the waste industry. An economic recession or other economic weakness is likely to negatively impact our revenues and margins.

Weakness in the economy may expose us to credit risk of governmental entities and municipalities and other major customers, which could negatively impact our financial results.

We provide service to a number of governmental entities, municipalities, and large national accounts. During periods of economic weakness, governmental entities and municipalities can suffer significant financial difficulties, due in part to reduced tax revenue and/or high cost structures. During these periods, such entities, and our non-governmental customers, could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates.

Purchasers of our recycling commodities can be particularly vulnerable to financial difficulties in times of commodity price volatility. The inability of our customers to pay us in a timely manner or to pay increased rates, particularly large national accounts, could negatively affect our operating results.

In addition, the financial difficulties of municipalities could result in a decline in investors' demand for municipal bonds and a correlating increase in interest rates. As of December 31, 2023, we had $1.6 billion of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities. If market dynamics resulted in repricing of our tax-exempt bonds at significantly higher interest rates, we would incur increased interest expenses that may negatively affect our operating results and cash flows.

The Company's effective tax rate and tax liability could materially change as a result of the adoption of new tax legislation and other factors.

Predominantly all of the Company's revenues are generated in the U.S., and changes in U.S. tax laws could materially impact our effective tax rate, financial condition and results of operations. The U.S. Tax Cuts and Jobs Act, enacted on December 22, 2017 (the "Tax Act"), had a significant impact on our effective tax rate, cash tax expenses and net deferred tax liabilities. The Tax Act reduced the U.S. corporate statutory tax rate and eliminated or limited the deduction of several expenses that were previously deductible, among other things. However, future changes in tax laws could reverse the impacts of the Tax Act and if ultimately enacted into law, such an increase could materially impact our tax provision, cash tax liability, effective tax rate and net deferred tax liabilities.

Significant shortages in diesel fuel supply or increases in diesel fuel prices will increase our operating expenses.

The price and supply of diesel fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by oil and gas producers, regional production patterns, weather conditions and environmental concerns. We need diesel fuel to run a significant portion of our collection and transfer trucks and our equipment used in our landfill operations. Fuel supply shortages and price increases could substantially increase our operating expenses. Regardless of any offsetting surcharge programs, increased operating costs due to higher diesel fuel prices will decrease our income from operations margins.

Large-scale disruption of social and commercial activity and financial markets, such as has occurred in the past due to pandemic conditions, may have a material adverse impact on our business, financial condition, results of operations and cash flows.

Major external events, including pandemic conditions that result in large-sale disruption of social and commercial activity, such as business closures and social restrictions, could adversely impact our volumes, costs and operational execution. If such conditions were to be severe, resulting in a broad-based economic slow-down, it may have a material adverse impact on our financial condition, results of operations and cash flows and hinder our ability to grow our business and execute our business strategy.

Technology and Information Security Risks

Developments in technology could trigger a fundamental change in the waste management industry, as waste streams are increasingly viewed as a resource, which may adversely impact volumes at our landfills and our profitability.

Our Company and others have recognized the value of the traditional waste stream as a potential resource. Research and development activities are ongoing to provide disposal alternatives that maximize the value of waste, including using waste as a source for renewable energy and other valuable by-products. We and many other companies are investing in and/or developing these new technologies. It is possible that such investments and technological advancements may reduce the cost of waste disposal or the value of landfill gas recovery to a level below our costs and may reduce the demand for landfill space. As a result, our revenues and margins could be adversely affected due to advancements in disposal alternatives.

If we are not able to develop new service offerings and protect intellectual property or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

Our existing and proposed service offerings to customers require that we invest in, develop or license, and protect new technologies. Our Company is increasingly focusing on new technologies that automate and innovate our operations, improve the customer experience and provide alternatives to traditional disposal and maximize the resource value of waste. We are continuing our multi-year commitment to strategic investments in technology that prioritize reduction of labor dependency for certain high-turnover jobs, further digitalize our customer self-service and implement technologies to further enhance the safety, reliability and efficiency of our collection operations. Research, development and implementation of enhanced technology often requires significant spending that may divert capital investment away from our traditional business operations. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services or implementation of technologies in which we have invested or acquired, which may negatively impact our operating results and prevent us from recouping or realizing a return on these investments and acquisitions. Further, protecting our intellectual property rights and combating unlicensed copying and use of intellectual property is difficult, and inability to obtain or protect new technologies could impact our services to customers and development of new revenue sources. If a competitor develops or obtains exclusive rights to a "breakthrough technology" that provides a revolutionary change in traditional waste management, or if we have inferior intellectual property to our competitors, our financial results may suffer.

We are increasingly dependent on technology in our operations and if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. Inabilities and delays in implementing new systems can also affect our ability to realize projected cost savings or other benefits. Significant system failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations. In 2022, we implemented a new general ledger accounting system, complementary finance enterprise resource planning system and a human capital management system. These systems increase our utilization of, and dependance on, third-party "cloud" computing services in connection with our business operations. Employee work-from-home arrangements also increase various technology risks, including potential exposure to cyber incidents, loss of data, fraud, internal control challenges and other disruptions as a consequence of more employees accessing Company systems and information remotely in the course of their ordinary work.

In 2023, the world experienced an exponential level of growth in the availability of potential applications of artificial intelligence ("AI"). AI could disrupt certain aspects of our business and evolve use of technology in ways that are not yet known. If we are not able to adapt and effectively incorporate potential advantages of AI in our business, it may negatively impact our ability to compete. On the other hand, if we are not able to effectively manage the risks of AI, including the potential for poor or inconsistent quality, privacy concerns, risks related to automated decision-making, and the potential for exposure of confidential and/or propriety information, we may suffer harm to our results of operation and reputation.

Significant cybersecurity incidents negatively impact our business and our relationships with customers, vendors and employees and expose us to increased liability.

Substantially all aspects of our business operations rely on digital technology. We use computers, mobile devices, social networking and other online platforms to connect with our employees, customers, vendors, as well as other individuals and third parties. These uses give rise to cybersecurity risks, including security breach, ransomware, espionage, system disruption, theft and/or inadvertent, accidental, unlawful, unauthorized access, loss, alteration, destruction and/or release of information. Our business necessitates the processing, collection, use, storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including individuals' personal information, private and sensitive employment-related personal information, and financial and strategic information about the Company and other businesses. In addition to our own safeguarding efforts, we also rely on third parties to process, collect and store sensitive data, including a Payment Card Industry compliant third party to protect our customers' credit card information.

We are regularly the target of attempted cyber intrusions, and we anticipate continuing to be subject to such attempts as cyber intrusions become increasingly sophisticated and more difficult to predict and protect against. Geopolitical conflicts also increase the risk of cyber incidents. As such, we commit substantial resources to continuously monitor and further develop our networks and infrastructure to prevent, detect, and address the risk of unauthorized access, misuse, computer viruses and other events. Our security programs and measures do not prevent all intrusions. Cyber intrusions require a significant amount of time and effort to assess and remedy, and our incident response efforts may not be effective in all cases. Although we believe that the probability of occurrence of a significant cybersecurity incident is less than likely, if such an incident were to occur, the impact on the Company could be substantial. The Company experienced a cyber intrusion in the first quarter of 2021 that was promptly detected, and the third-party software vulnerability was quickly remediated. There was no impact to the Company's operations, services or financial statements. A subsidiary of WMI was named as a defendant in a class action lawsuit related to this incident. The parties have agreed to a settlement that is currently pending final court approval, and such settlement will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows; however, assessing and responding to this intrusion required a significant amount of time and management attention. While the magnitude of future cyber intrusions that result in a theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or material interference with our information technology systems or the technology systems of third parties on which we rely cannot be predicted, such incidents could result in material business disruption, direct financial loss, negative publicity, brand damage, alleged violation of privacy laws, loss of customers, potential regulatory enforcement or private litigation liability and competitive disadvantage. We maintain insurance for cyber incidents; however, due to policy terms, limits and exclusions, such insurance may not apply in all cases, and it may not be adequate to cover all liabilities incurred.

As the Company pursues its strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence, utilization of "cloud" computing services, and corresponding exposure to cybersecurity risk. Certain new technologies, such as use of autonomous vehicles, remote-controlled equipment, virtual reality, automation and AI, present new and significant cybersecurity safety risks that must be analyzed and addressed before implementation. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Increased state, federal and international laws and regulations related to cybersecurity protections and disclosures will require additional resources for compliance, and any inability, or perceived inability, to adequately address new requirements could subject us to regulatory enforcement, private litigation, public criticism, disrupt our operations, cause us to lose customers, result in additional costs and legal liability, damage our reputation, and otherwise harm our business.

Increasing regulatory focus on privacy and data protection issues and expanding laws could negatively impact our business, subject us to criticism and expose us to increased liability.

The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We collect, use, share, retain, delete and otherwise process certain personal information and other sensitive information in connection with our operations and providing environmental and other services. We are subject to a variety of laws and regulations, including GDPR and other international data protection laws, and may become subject to additional pending laws and regulations, that govern the collection, use and other processing of information obtained from individuals, businesses and other third parties. These laws and regulations are inconsistent across jurisdictions and are subject to evolving interpretations. Government officials, regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share, transmit and destroy personal data. We must continually monitor the development and adoption of, and commit substantial time and resources to comply with, new and emerging laws and regulations and/ or expanded interpretations of existing laws. These laws and regulations provide disclosure and other obligations for businesses that collect personal information, individual rights relating to personal information, collection, use, storage, transmission and other processing requirements, automated decision-making transparency, and potential liability expansion. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with laws, regulations, policies, industry standards, contractual obligations, or other legal obligations, including at newly acquired companies, could subject us to regulatory enforcement, private litigation, public criticism, business disruption, loss of customers, additional costs and legal liability, reputational damage, and other harm.

<u>**Legal, Regulatory and Compliance Risks**</u>

Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities.

There is risk of incurring significant environmental liabilities in the use, treatment, storage, transfer and disposal of waste materials. Under applicable environmental laws and regulations, we could be liable if it is alleged that our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could also be held liable for damage caused by conditions that existed before we acquired the assets or operations involved and for conditions resulting from waste types or compounds previously considered non-hazardous but later determined to present possible threat to public health or the environment. The risks of successor liability and emerging contaminants are of particular concern as we execute our growth strategy, partially through acquisitions, because we may be unsuccessful in identifying and assessing potential liabilities during our due diligence investigations. Further, the counterparties in such transactions may be unable to perform their indemnification obligations owed to us. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

In the ordinary course of our business, we have in the past, we are currently, and we may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which governmental entities, private groups or individuals seek to impose liability on us for alleged environmental damage or violation of statutes or desire to revoke or deny permits required for our operations. We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Further, we often enter into agreements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these agreements inherently involves subjective determinations and may result in disputes, including litigation. Costs to remediate or restore the condition of closed sites may be significant.

Our sustainability growth strategy includes significant planned and ongoing investments in our WM Renewable Energy segment; changes to federal and state renewable fuel policies could affect our financial performance, and such investments may not yield the results anticipated.

The primary drivers of renewable fuel development at our landfills are tax policies, such as the recently expanded federal tax credits for RNG production and renewable electricity generation, and federal and state incentive programs, such as the federal Renewable Fuel Standard ("RFS") program and the California Low Carbon Fuel Standard. At the federal level, oil refiners and importers are required through the RFS program to blend specified volumes of renewable transportation fuels with gasoline or buy credits, referred to as RINs, from renewable fuel producers. The Company has invested, and continues to invest, in facilities that capture and convert landfill gas into RNG, and also works with facilities that capture and convert dairy digester gas into RNG, so that we can participate in the program, and the Company has stated its intention to grow its asset base to notably increase its RNG production by 2026. RINs prices generally respond to regulations enacted by the EPA, as well as fluctuations in supply and demand. The value of the RINs associated with RNG is set through a market established by the program, which market has historically been very volatile.

Prior to 2022, the EPA had promulgated rules on an annual basis establishing refiners' obligations to purchase RNG and other cellulosic biofuels under the RFS program, which introduced a level of uncertainty into the renewable fuels and RINs market. However, in 2023, the EPA issued a highly anticipated rule establishing biofuel blending volumes under the RFS program for compliance years 2023 through 2025. The rule reflected the outsized role of biogas under the program, delivered on many reforms that benefit the solid waste sector, and recognized the continued growth of the market for RNG in vehicle applications. However, we cannot be certain that these changes, or the outcome of litigation challenging various aspects of the rule, will ultimately reduce volatility in the RINs market or that future rulemakings will be similarly favorable to our business. Additionally, the Company's sustainability growth strategy is informed by the increased adoption of state and Canadian clean fuel standard programs, utility policies, and voluntary market demand for RNG in transportation and industrial applications. Clean fuel standard programs operate similar to the RFS program in that certain regulated parties purchase credits from fuel producers, including RNG producers, to meet their carbon intensity obligations. Like RINs, clean fuel standard program credit values can fluctuate with policy and market dynamics. Changes and volatility in the RFS market or other markets, or changes in the structure of the RFS program or other clean fuel standard programs, can and has impacted the financial performance of the facilities constructed to capture and treat the gas. Such changes could impact or alter our projected future investments, and such investments may not yield the results anticipated.

The impact of climate change, and the adoption of climate change legislation or regulations restricting emissions of GHGs, could increase our costs to operate.

We continue to assess the physical risks, such as sea-level rise, catastrophic storms and other extreme weather conditions and long-term shifts in climate patterns, and transition risks, such as regulatory, market, policy, and technology changes, to our operations from the effects of climate change. These risks are expected to be unpredictable and widespread.

Although we have made investments to mitigate risk associated with severe storm events, damage to our facilities or disruption of service caused by more frequent or more severe storms associated with climate extremes could negatively impact operating results. We have also identified risk to our assets and our employees associated with drought or water scarcity, flooding, extreme heat and rain events, and fire conditions associated with climate change. For example, wildfires influenced by climate change can damage landfill infrastructure such as gas collection systems, flooding in low-lying areas enhanced by sea level rise can result in greater maintenance expenses at our facilities and service disruption, and more frequent or extreme rain events can erode the protective vegetative caps on our landfills and generate increased volumes of leachate to manage. Those areas of the country most prone to these occurrences have protocols in place, or are developing protocols to address these conditions, including employee safety, driver training, and equipment and facility protection protocols. We have incurred and will incur costs to develop and implement these protocols, and these protocols may not be effective in offsetting these risks. Additionally, the actions of others in response to climate change effects, such as rolling power blackouts, can result in service disruptions and increase our costs to operate.

Our landfill operations emit methane, identified as a GHG. Research efforts have demonstrated that observing landfills utilizing a combination of aerial and surface-based technologies has the potential to advance understanding of methane emissions from our sites. Meanwhile, a number of legislative and regulatory efforts at the state, provincial, regional and federal levels aim to cap and/or curtail the emission of GHGs to ameliorate the effect of climate change, and otherwise to promote adaptation to climate change, support the transition to a low-carbon economy, and require disclosure of climate-related matters. We continue to monitor these efforts and the potential impacts to our operations. Additionally, existing technology presents challenges to our ability to quantify landfill emissions precisely. In 2024, both the EPA and Environment and Climate Change Canada ("ECCC") are expected to evaluate landfill emissions standards that may require the application of various emerging methane measurement technologies. The EPA has indicated that methane emissions from landfills will be a focus of its expanded National Enforcement and Compliance Initiatives for 2024 through 2027. Both the EPA and the ECCC also plan to develop methods and standards for advanced measurement technologies. Should comprehensive federal climate change legislation be enacted, we expect it could impose operational and compliance costs that might not be offset by the revenue increases associated with our lower-carbon service options, the materiality of which we cannot predict. Climate change laws and regulations could also result in increased operational costs or disruption to the business of our customers, potentially impacting our operations and financial condition. We could also experience damage to our reputation and brand, including as a result of a failure or perceived failure to respond responsibly and effectively to changes in legal and regulatory measures adopted to address climate change.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, were to fail to comply with U.S. or foreign laws or regulations.

Some of our projects and new business may be conducted in countries where corruption has historically been prevalent. It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, and with applicable local laws of the foreign countries in which we operate, and we monitor our local partners' compliance with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we or our local partners failed to comply with such laws. Additionally, violations of such laws could subject us to significant fines and penalties.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

As a large company with operations across the U.S. and Canada, we are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business, including governmental proceedings. Actions that have been filed against us, and that may be filed against us in the future, include personal injury, property damage, commercial, customer, and employment-related claims, including purported state and national class action lawsuits related to:

- alleged environmental contamination, including releases of hazardous materials and odors;
- sales and marketing practices, customer service agreements, prices and fees; and
- federal and state wage and hour and other laws.

The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity.

Financial Risks

Our capital requirements and our business strategy could increase our expenses, cause us to change our growth and development plans, or result in an inability to maintain our desired credit profile.

If economic conditions or other risks and uncertainties cause a significant reduction in our cash flows from operations, we may reduce or suspend capital expenditures, growth and acquisition activity, implementation of our business strategy, dividend declarations or share repurchases. We may choose to incur indebtedness to pay for these activities, although our access to capital markets is not assured and we may not be able to incur indebtedness at a cost that is consistent with current borrowing rates. We also may need to incur indebtedness to refinance scheduled debt maturities, and it is possible that the cost of financing could increase significantly, thereby increasing our expenses and decreasing our net income. Macroeconomic pressures, including inflation and rising interest rates, and market disruption are continuing. The U.S. government's decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets and trigger recessionary conditions. Further, our ability to execute our financial strategy and our ability to incur indebtedness is somewhat dependent upon our ability to maintain investment grade credit ratings on our senior debt. The credit rating process is contingent upon our credit profile and several other factors, many of which are beyond our control, including methodologies established and interpreted by third-party rating agencies. If we were unable to maintain our investment grade credit ratings in the future, our interest expense would increase and our ability to obtain financing on favorable terms could be adversely affected. We have $2.5 billion of debt as of December 31, 2023 that is exposed to changes in market interest rates within the next 12 months, associated with our commercial paper borrowings and tax-exempt bonds. If interest rates increase, our interest expense would also increase, lowering our net income and decreasing our cash flow.

We may use our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility") to meet our cash needs, to the extent available, until maturity in May 2027. As of December 31, 2023, we had no outstanding borrowings under this facility. We had $859 million of outstanding borrowings (net of related discount on issuance) under our commercial paper program and $180 million of letters of credit issued, both supported by this facility, leaving unused and available credit capacity of $2.5 billion as of December 31, 2023. In the event of a default under our $3.5 billion revolving credit facility we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Additionally, any such default could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default would have a material adverse effect on our ability to operate.

We have substantial financial assurance and insurance requirements and increases in the costs of obtaining adequate financial assurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity and increase our liabilities.

The amount of insurance we are required to maintain for environmental liability is governed by statutory requirements. We also carry a broad range of other insurance coverages that are customary for a company our size. To the extent our obligations for claims are more than we estimated, our insurance coverage is inadequate to cover our obligations, or our insurers are unable to meet their obligations, the requirement that we pay such obligations could have a material adverse effect on our financial results.

In addition, to fulfill our financial assurance obligations with respect to variable-rate tax-exempt debt, and final capping, closure, post-closure and environmental remediation obligations, we generally obtain letters of credit or surety bonds, rely on insurance, including captive insurance, fund trust and escrow accounts or rely upon WMI financial guarantees. Our financial position, which can be negatively affected by asset impairments, our credit profile and general economic factors, may increase the cost of our current financial assurance instruments, and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. In the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. It is possible that we could be required to deposit cash to collateralize certain obligations, which could negatively impact our liquidity.

We may record material charges against our earnings due to impairments to our assets.

Events that have in the past and may in the future lead to an impairment include, but are not limited to, shutting down a facility or operation, abandoning a development project, project cost overruns or the denial of an expansion permit. Additionally, declining waste volumes and development of, and customer preference for, alternatives to traditional waste disposal could warrant asset impairments. If we determine an asset or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such asset or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheets, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We have in the past and may in the future be required to incur charges against earnings if such impairment tests indicate that the fair value of a reporting unit is below its carrying amount. Any such charges could have a material adverse effect on our results of operations.

We could face significant liabilities for withdrawal from Multiemployer Pension Plans.

We are a participating employer in a number of trustee-managed multiemployer defined benefit pension plans ("Multiemployer Pension Plans") for employees who are covered by collective bargaining agreements. In the event of our withdrawal from a Multiemployer Pension Plan, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. Depending on various factors, including potential legislative changes, future withdrawals could have a material adverse effect on results of operations or cash flows for a particular reporting period, and our ongoing costs of participation in Multiemployer Pension Plans may increase. See Notes 9 and 10 to the Consolidated Financial Statements for more information related to our participation in Multiemployer Pension Plans.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Strategy, Governance and Risk Management

Our Technology Risk Program is designed to proactively identify, monitor, and mitigate technology-related risks across our digital operations and assess cybersecurity risks related to third-party vendors and suppliers. Our Cybersecurity Program and our Technology Risk Program are led by our Chief Information Security Officer ("CISO") a Certified Information Systems Security Professional with two decades of cybersecurity leadership. The CISO and his team are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The Technology Risk Oversight Committee chaired by our CISO, with members representing leadership throughout our Company, provides oversight and guidance to technology risks, including cybersecurity. Our Company's Cybersecurity Program is designed to align with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and leading industry practices, and our Cybersecurity Program is integrated into our Company's Enterprise Risk Management framework. Internal and external experts regularly evaluate our Cybersecurity Program, and the results of those reviews are reported to senior management and our Company's Board of Directors. Our Incident Response Committee, which is comprised of leaders in the areas of information security, digital, legal, finance, privacy, compliance and ethics, corporate security and communications, is responsible for leading our Company's response to cyber incidents. Our Cybersecurity Incident Response Plan outlines the processes by which management is informed about and monitors detection and mediation of cyber incidents. We actively engage with key vendors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

Risks from cybersecurity threats, including as a result of previous cybersecurity incidents encountered by the Company and known incidents encountered by third parties with a connection to the Company, have not materially affected, and are not currently viewed as reasonably likely to materially affect our Company, including our business strategy, results of operations or financial condition. However, we are regularly the target of attempted cyber intrusions, and we anticipate continuing to be subject to such attempts. Our security programs and measures do not prevent all intrusions. Cyber intrusions require a significant amount of time and effort to assess and remedy, and our incident response efforts may not be effective in all cases. Although we believe that the probability of occurrence of a significant cybersecurity incident is less than likely, if such an incident were to occur, the impact on the Company could be substantial. See Item 1A. *Risk Factors — Significant cybersecurity incidents negatively impact our business and our relationships with customers, vendors and employees and expose us to increased liability* for additional discussion.

Board Oversight

Management has primary responsibility for risk management within our Company. The Company's Board of Directors, with the support of its committees, oversees risk management to ensure that the processes designed, implemented and maintained by our executives are functioning as intended and adapted when necessary to respond to changes in our Company's strategy as well as emerging risks. The Audit Committee of the Company's Board of Directors has responsibility for oversight of information and cybersecurity risks and assessment of cyber threats and defenses. The Audit Committee receives reports on these matters from our most senior executives in the digital organization, including our Chief Information Officer and CISO, and the Company's executive officers, at least twice a year. Topics historically covered in such reports include third-party evaluation of our technology infrastructure and information security against the NIST cybersecurity framework; risk mitigation through the Company's enterprise-wide cybersecurity training, including our Board of Directors, conducted at least annually; regular simulated phishing tests and third-party penetration testing; review of the Company's cyber incident insurance coverage and external cyber incident resources; review of the Company's Cybersecurity Incident Response Plan and consideration of applicable laws and regulations, including those related to privacy. The Company's Cybersecurity Incident Response Plan includes a section on Board escalation that specifies the process for notification of the Chair of the Audit Committee and the Chair of the Board of the Directors upon certain triggering events, and that group then determines the appropriate form and frequency of communication with the full Audit Committee or Board of Directors, depending on the unique characteristics of the incident.

Item 2. *Properties.*

Our principal executive offices are in Houston, Texas where we lease approximately 285,000 square feet under a lease expiring in 2035. We also have administrative offices in Arizona, Connecticut, Illinois and India. We own or lease real property in most locations where we have operations or administrative functions. We have operations (i) in all 50 states except Montana; (ii) in the District of Columbia and (iii) throughout Canada.

Our principal property and equipment consist of land (primarily landfills and other disposal facilities, transfer stations and bases for collection operations), buildings, vehicles and equipment. We believe that our operating properties, vehicles and equipment are adequately maintained and sufficient for our current operations. However, we expect to continue to make investments in additional property and equipment for expansion, for the replacement of aging assets and investment in assets that support our strategy of continuous improvement through efficiency and innovation. In addition, we continue to make progress on our planned investments to expand our Recycling Processing and Sales and WM Renewable Energy segments. As of December 31, 2023, we had 92 landfill gas beneficial use projects producing commercial quantities of methane gas at owned or operated landfills. For 66 of these projects, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. For 20 of these projects, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. For six of these projects, the landfill gas is processed to pipeline quality RNG and then sold to natural gas suppliers. For more information, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* included within this report.

The following table summarizes our various operations as of December 31:

	2023	2022
Landfills owned or operated	263	263
Transfer stations	332	337
Recycling facilities	102	97

Item 3. *Legal Proceedings.*

Information regarding our legal proceedings can be found under the *Environmental Matters* and *Litigation* sections of Note 10 to the Consolidated Financial Statements included within this report.

Item 4. *Mine Safety Disclosures.*

Information concerning mine safety and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this annual report.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WM." The number of holders of record of our common stock on February 8, 2024 was 7,489.

The graph below shows the relative investment performance of Waste Management, Inc. common stock, the S&P 500 Index and the Dow Jones Waste & Disposal Services Index for the last five years, assuming reinvestment of dividends at date of payment into the common stock. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.

Comparison of Cumulative Five Year Total Return



	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Waste Management, Inc.	$ 100	$ 130	$ 138	$ 198	$ 189	$ 220
S&P 500 Index	$ 100	$ 131	$ 156	$ 200	$ 164	$ 207
Dow Jones Waste & Disposal Services Index. . . .	$ 100	$ 135	$ 144	$ 201	$ 190	$ 224

The Company repurchases shares of its common stock as part of capital allocation programs authorized by our Board of Directors. Share repurchases are a part of our long-term strategy and incorporated into our overall capital allocation plan to enhance our Company's performance, in conjunction with our other uses of capital, and to return value to stockholders in a tax-efficient manner. During 2023, we allocated an aggregate of $1.3 billion to repurchase our common stock under accelerated share repurchase ("ASR") agreements and open market transactions. As of December 31, 2023, we had received 7.8 million shares with a weighted average price per share of $158.47, exclusive of per-share commissions. In February 2024, we completed our ASR agreement executed in October 2023, at which time we received 0.2 million shares. See Note 13 to the Consolidated Financial Statements for additional information. We announced in December 2023 that the Board of Directors has authorized up to $1.5 billion in future share repurchases, excluding the 1% excise tax discussed further below. This new authorization supersedes and replaces remaining authority under the prior Board of Directors' authorization for share repurchases announced in December 2022.

The following table summarizes common stock repurchases made during the fourth quarter of 2023 (shares in millions):

Period	Total Number of Shares Purchased	Average Price Paid per Share(a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(a)
October 1 — 31 (b)	1.6	$ 161.15	1.6	$ 257.5 million
November 1 — 30	—	$ —	—	$ 257.5 million
December 1 — 31	—	$ —	—	$ 1.5 billion
Total.	1.6	$ 161.15	1.6	

(a) The Inflation Reduction Act of 2022, which was enacted into law on August 16, 2022, imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. We reflected the applicable excise tax in treasury stock as part of the cost basis of the stock repurchased. In the table above and footnotes below, the average price paid per share, total repurchase costs and approximate maximum dollar value of shares that may yet be purchased under the plans or programs exclude the 1% excise tax.

(b) In October 2023, we repurchased 70,350 shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Exchange Act for $11 million, inclusive of per share commissions, at a weighted average price of $156.35. Additionally, we repurchased $300 million of our common stock pursuant to an ASR agreement. At the beginning of the repurchase period, we delivered $300 million cash and received 1.5 million shares based on a stock price of $161.38. The ASR agreement completed in February 2024, at which time we received 0.2 million additional shares based on a final weighted average price of $175.29.

The amount of future share repurchases executed under our Board of Directors' authorization is determined in management's discretion, based on various factors, including our net earnings, financial condition and cash required for future business plans, growth and acquisitions.

Item 6. *[Reserved]*

None.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This section includes a discussion of our results of operations for the three years ended December 31, 2023. This discussion may contain forward-looking statements. See "Cautionary Statement about Forward-Looking Statements" in Part I of this Annual Report on Form 10-K for more information. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. *Risk Factors*" and elsewhere in this report and may also be described from time to time in our future reports filed with the U.S. Securities and Exchange Commission ("SEC"). The following discussion should be read considering those disclosures and together with the Consolidated Financial Statements and the notes thereto.

Overview

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. We own or operate the largest network of landfills throughout the U.S. and Canada. In order to make disposal more practical for larger urban markets, where the distance to landfills is typically farther, we manage transfer stations that consolidate, compact and transport waste efficiently and economically. Our solid waste business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, recycling and resource recovery services. Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S. and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel that we allocate to our natural gas fleet. Additionally, we are a leading recycler in the U.S. and Canada, handling materials that include paper, cardboard, glass, plastic and metal.

To enhance transparency regarding our financial performance, highlight the strength and consistency of our core solid waste businesses, and underscore our commitment to sustainability through planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy businesses, beginning in the fourth quarter of 2023, our senior management revised its segment reporting to (i) reflect the financial results of our collection, transfer, disposal and resource recovery service businesses independently; (ii) combine the results of all recycling facilities from our East and West Tier segments with our recycling brokerage and sales activities to form a newly created Recycling Processing and Sales reportable segment and (iii) include our WM Renewable Energy business as a reportable segment. Accordingly, our senior management now evaluates, oversees and manages the financial performance of our business through four reportable segments, referred to as (i) Collection and Disposal East Tier ("East Tier"); (ii) Collection and Disposal - West Tier ("West Tier"); (iii) Recycling Processing and Sales and (iv) WM Renewable Energy. Our East and West Tiers along with certain ancillary services not managed through our Tier segments, but that support our collection and disposal operations, form our "Collection and Disposal" businesses.

Collection and Disposal

Our Collection and Disposal businesses provide integrated environmental services, including collection, transfer, disposal and resource recovery services. We evaluate our Collection and Disposal businesses primarily through two geographic segments, East Tier and West Tier. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Additionally, we provide certain ancillary services ("Other Ancillary") that are not managed through the Tier segments but that support our collection and disposal operations. Other Ancillary includes specialized services performed for customers that have differentiated needs. These specialized services are targeted at large industrial customers managed through our Sustainability and Environmental Solutions ("SES") business or geographically dispersed customers managed through our Strategic Business Solutions ("WMSBS") business. Also included within Other Ancillary are the results of non-operating entities that provide financial assurance and self-insurance support for our business, net of intercompany activity.

Our Collection and Disposal businesses' operating revenues are primarily generated from fees charged for our collection, transfer, disposal and resource recovery services. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or recycling facility and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, considering our cost of loading, transporting and disposing of the solid waste at a disposal site.

Included within our Collection and Disposal businesses are landfills having (i) 21 third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) 14 third-party renewable natural gas ("RNG") facilities processing landfill gas to be sold to natural gas suppliers and (iii) two third-party projects delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. In return for providing our landfill gas, we receive royalties from each facility, including the benefit of a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, renewable identification numbers ("RINs"), electricity and capacity, Renewable Energy Credits ("RECs") and related environmental attributes from the 83 landfill beneficial use renewable energy projects owned by WM Renewable Energy on our active landfills, which is eliminated in consolidation.

Recycling Processing and Sales

Our Recycling Processing and Sales segment includes the processing and sales of materials collected from residential, commercial and industrial customers. The materials are delivered to and processed at one of our many recycling facilities. Through our brokerage business, we also manage the marketing of recycling commodities that are processed in our facilities and by third parties by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality.

Recycling Processing and Sales revenues generally consist of tipping fees and the sale of recycling commodities to and/or on behalf of third parties. Our Recycling Processing and Sales segment excludes the collection of recycled materials from our residential, commercial, and industrial customers which is included within our Collection and Disposal businesses.

WM Renewable Energy

Our WM Renewable Energy segment develops, operates and promotes projects for the beneficial use of landfill gas. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. WM Renewable Energy converts landfill gas into several sources of renewable energy to be sold which include RNG, electricity and capacity, heat and/or steam. WM Renewable Energy also generates and sells (i) RINs under the Renewable Fuel Standard ("RFS") program; (ii) other credits under a variety of state programs associated with the use of RNG in our compressed natural gas fleet and (iii) RECs associated with the production of electricity. The RINs, RECs, and other credits are sold to counterparties who are obligated under the regulatory programs and have a responsibility to procure RINs, RECs, and other credits proportionate to their fossil fuel production and imports. RINs and RECs prices generally fluctuate in response to regulations enacted by the Environmental Protection Agency ("EPA") or other regulatory bodies, as well as changes in supply and demand.

As of December 31, 2023, we had 92 landfill gas beneficial use projects producing commercial quantities of methane gas at owned or operated landfills. For 66 of these projects, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. For 20 of these projects, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. For six of these projects, the landfill gas is processed to pipeline quality RNG and then sold to natural gas suppliers. The revenues from these facilities are primarily generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes. WM Renewable Energy is charged a 15% royalty on net operating revenue from these facilities residing on our active and closed landfills from our Collection and Disposal, and Corporate and Other businesses, which is eliminated in consolidation. Additionally, WM Renewable Energy operates and maintains 12 third-party landfill beneficial gas use projects in return for service revenue. Our Collection and Disposal and Corporate and Other businesses benefit from these projects as well as 32 additional third-party landfill beneficial gas use projects in the form of royalties.

Corporate and Other

We also provide additional services that are not managed through our operating segments, which are presented in this report as Corporate and Other. This includes the activities of our corporate office, including costs associated with our long-term incentive program, expanded service offerings and solutions (such as our investments in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations) as well as our closed sites. Also included within our Corporate and Other businesses are closed sites that include (i) five third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) one third-party project delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes and (iii) one third-party RNG processing landfill gas to be sold to natural gas suppliers in return for a royalty. Additionally, Corporate and Other benefits from a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes from the nine landfill beneficial use renewable energy projects owned by WM Renewable Energy on our closed sites, which is eliminated in consolidation.

Included in the fees we charge for our services is our energy surcharge and other charges that are intended to pass through costs to customers.

Business Environment

The waste industry is a comparatively mature and stable industry. However, customers increasingly expect more of their waste materials to be recovered and those waste streams are becoming more complex. In addition, many state and local governments mandate diversion, recycling and waste reduction at the source and prohibit the disposal of certain types of waste at landfills. We monitor these developments to adapt our service offerings. As companies, individuals and communities look for ways to be more sustainable, we promote our comprehensive services that go beyond our core business of collecting and disposing of waste in order to meet their needs. This includes expanding traditional recycling services, increasing organics collection and processing, and expanding our renewable energy projects to meet the evolving needs of our diverse customer base. As North America's leading provider of comprehensive environmental solutions, we are taking big, bold steps to catalyze positive change – change that will impact our Company as well as the communities we serve. Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we have published our 2023 Sustainability Report, providing details on our sustainability-related performance and outlining progress towards our 2030 sustainability goals. The Sustainability Report conveys the strong linkage between the Company's sustainability goals and our growth strategy, inclusive of the planned and ongoing expansion of the Company's Recycling Processing and Sales and WM Renewable Energy segments. The information in this report can be found at https://sustainability.wm.com but it does not constitute a part of, and is not incorporated by reference into, this Annual Report on Form 10-K. For further discussion see Item1. *Business – Regulation – Recent Developments and Focus Areas in Policy and Regulation.*

We encounter intense competition from governmental, quasi-governmental and private service providers based on pricing, and to a much lesser extent, the nature of service offerings, particularly in the residential line of business. Our industry is directly affected by changes in general economic factors, including increases and decreases in consumer spending, business expansions and construction activity. These factors generally correlate to volumes of waste generated and impact our revenue. Negative economic conditions and other macroeconomic trends can and have caused customers to reduce their service needs. Such negative economic conditions, in addition to competitor actions, can impact our strategy to negotiate, renew, or expand service contracts and grow our business. We also encounter competition for acquisitions and growth opportunities. General economic factors and the market for consumer goods, in addition to regulatory developments, can also significantly impact commodity prices for the recyclable materials we sell. Significant components of our operating expenses vary directly as we experience changes in revenue due to volume and inflation. Volume changes can fluctuate significantly by line of business and volume changes in higher margin businesses can impact key financial metrics. We must dynamically manage our cost structure in response to volume changes and cost inflation.

We believe the Company's industry-leading asset network and strategic focus on investing in our people and our digital platform will give the Company the necessary tools to address the evolving challenges impacting the Company and our industry. In line with our commitment to continuous improvement and a differentiated customer experience, we remain focused on our automation and optimization investments to enhance our operational efficiency and change the way we interact with our customers. Advancements made through these initiatives are intended to seamlessly and digitally connect all enterprise functions required to service customers and provide the best experience. In late 2021, we began to execute this technology enablement strategy to automate and optimize certain elements of our service delivery model. The key benefits are to reduce labor dependency on certain high-turnover jobs, particularly in customer experience, recycling and residential collection, while further elevating our customer self-service through digitalization and implementation of technologies to enhance the safety, reliability and efficiency within our collection operations. Additionally, in 2022, we implemented a new general ledger accounting system, complementary finance enterprise resource planning system and a human capital management system, which will continue to drive operational and service excellence by empowering our people through a modern, simplified and connected employee experience.

Macroeconomic pressures, including inflation and rising interest rates, and market disruption resulting in labor, supply chain and transportation constraints have impacted our results; however, we began to see moderate improvements during the second half of 2023. Significant global supply chain disruption has reduced availability of certain assets used in our business, and inflation has increased costs for the goods and services we purchase, particularly for labor, repair and maintenance, and subcontractor costs. Supply chain constraints have caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive.

With the significant decline in commodity prices that started in the second half of 2022 and has continued into 2023, we are currently experiencing margin pressures from our commodity-driven businesses, specifically within our Recycling Processing and Sales and WM Renewable Energy segments. While still below prices seen at the beginning of 2022, recycling commodity prices began to improve in the fourth quarter of 2023 and while there may be short-term fluctuations in our commodity-driven businesses as prices change, we continue to focus on adjusting our business models to protect against the down-side risk by spreading the inherent risk of changes in commodity prices across the vertically integrated value chain. The extent and duration of the impact of labor, supply chain, transportation and commodity price challenges are subject to numerous external factors beyond our control, including broader macroeconomic conditions; recessionary fears and/or an economic recession; size, location, and qualifications of the labor pool; wage and price structures; adoption of new or revised regulations; geopolitical conflicts and responses and supply and demand for commodities. As we experience inflationary cost pressures, we focus on our pricing efforts, as well as operating efficiencies and cost controls, to maintain our earnings and cash flow and facilitate growth. With these macroeconomic pressures, we remain committed to putting our people first to ensure that they are well positioned to execute our daily operations diligently and safely. We remain focused on delivering outstanding customer service, managing our variable costs with changing volumes and investing in technology that will enhance our customers' experience and provide operating efficiencies intended to reduce our cost to serve.

Current Year Financial Results

During 2023, we continued to focus on our priorities to advance our strategy—enhancing employee engagement, permanently reducing our cost to serve through the use of technology and automation, and investing in growth through our Recycling Processing and Sales and WM Renewable Energy segments. This strategic focus, combined with strong operational execution, resulted in increased revenue, income from operations and income from operations margin. We remain diligent in offering a competitive and differentiated service that meets the needs of our customers, and we are focused on driving operating efficiencies and reducing discretionary spend. We continue to invest in our people through paying a competitive market wage, investments in our digital platform and training for our team members. We also continue to make investments in automation and optimization to enhance our operational efficiency and improve labor productivity for all lines of business. During 2023, the Company allocated $2,895 million of available cash to capital expenditures. We also allocated $2,438 million of available cash to our shareholders during 2023 through dividends and common stock repurchases.

Key elements of our 2023 financial results include:

- Revenues of $20,426 million for 2023 compared with $19,698 million in 2022, an increase of $728 million, or 3.7%. The increase is primarily attributable to (i) higher yield in our Collection and Disposal businesses; (ii) acquisitions, net of divestitures and (iii) increased volumes. These increases were partially offset by commodity price declines in our Recycling Processing and Sales and WM Renewable Energy segments and decreased revenue from our energy surcharge program as a result of a decline in the price of fuel, particularly diesel;

- Operating expenses of $12,606 million in 2023, or 61.7% of revenues, compared with $12,294 million, or 62.4% of revenues, in 2022. The $312 million increase is primarily attributable to (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs and (ii) labor cost pressure from wage increases. These increases were offset, in part, by commodity driven business impacts from lower recycling rebates reflected in costs of goods sold and lower fuel prices;

- Selling, general and administrative expenses of $1,926 million in 2023, or 9.4% of revenues, compared with $1,938 million, or 9.8% of revenues, in 2022. The $12 million decrease was primarily due to (i) reduced professional fees in connection with investments in our digital platform, as certain digital projects have moved from higher cost development activities to implementation activities and (ii) lower annual incentive compensation costs;

- Income from operations of $3,575 million, or 17.5% of revenues, in 2023 compared with $3,365 million, or 17.1% of revenues, in 2022. The increase in the current year earnings was primarily driven by revenue growth within our Collection and Disposal businesses partially offset by (i) impairments within our Recycling Processing and Sales segment as well as certain investments in our Corporate and Other operations; (ii) lower market values for RINs and (iii) the decline in recycling commodity prices affecting profitability in our Recycling Processing and Sales segment;

- Net income attributable to Waste Management, Inc. was $2,304 million, or $5.66 per diluted share, compared with $2,238 million, or $5.39 per diluted share, in 2022. The increase in income from operations discussed above was partially offset by higher interest and income tax expense;

- Net cash provided by operating activities was $4,719 million in 2023, compared with $4,536 million in 2022. The increase in net cash provided by operating activities was driven by higher earnings attributable to our Collection and Disposal businesses and lower income tax payments. This increase was partially offset by (i) unfavorable changes in working capital, net of effects of acquisitions and divestitures; (ii) higher interest payments and (iii) higher incentive compensation payments during 2023; and

- Free cash flow was $1,902 million in 2023, compared with $1,976 million in 2022. The decrease in free cash flow is primarily attributable to the increase in capital spending, primarily driven by our planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy segments and higher capital asset purchases in the current year to support our Collection and Disposal businesses. The decrease was partially offset by the increase in net cash provided by operating activities discussed above and higher proceeds from divestitures of businesses and other assets. Free cash flow is a non-GAAP measure of liquidity. Refer to *Free Cash Flow* below for our definition of free cash flow, additional information about our use of this measure, and a reconciliation to net cash provided by operating activities, which is the most comparable GAAP measure.

Results of Operations

Operating Revenues

The mix of operating revenues for the year ended December 31 are as follows (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(a)	Net Operating Revenues
Year Ended December 31:			
2023			
Commercial	$ 5,801	$ (692)	$ 5,109
Industrial	3,836	(753)	3,083
Residential	3,474	(96)	3,378
Other collection	3,006	(220)	2,786
Total collection	16,117	(1,761)	14,356
Landfill	4,863	(1,611)	3,252
Transfer	2,293	(1,036)	1,257
Total Collection and Disposal	23,273	(4,408)	18,865
Recycling Processing and Sales	1,576	(312)	1,264
WM Renewable Energy	276	(3)	273
Corporate and Other	51	(27)	24
Total	$ 25,176	$ (4,750)	$ 20,426
2022			
Commercial	$ 5,450	$ (590)	$ 4,860
Industrial	3,681	(656)	3,025
Residential	3,339	(75)	3,264
Other collection	2,683	(217)	2,466
Total collection	15,153	(1,538)	13,615
Landfill	4,597	(1,535)	3,062
Transfer	2,143	(977)	1,166
Total Collection and Disposal	21,893	(4,050)	17,843
Recycling Processing and Sales	1,760	(244)	1,516
WM Renewable Energy	315	(3)	312
Corporate and Other	50	(23)	27
Total	$ 24,018	$ (4,320)	$ 19,698
2021			
Commercial	$ 4,759	$ (476)	$ 4,283
Industrial	3,210	(524)	2,686
Residential	3,181	(36)	3,145
Other collection	2,309	(179)	2,130
Total collection	13,459	(1,215)	12,244
Landfill	4,184	(1,434)	2,750
Transfer	2,023	(918)	1,105
Total Collection and Disposal	19,666	(3,567)	16,099
Recycling Processing and Sales	1,760	(232)	1,528
WM Renewable Energy	220	56	276
Corporate and Other	47	(19)	28
Total	$ 21,693	$ (3,762)	$ 17,931

(a) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

The following table provides details associated with the period-to-period change in revenues and average yield for the year ended December 31 (dollars in millions):

	2023 vs. 2022				2022 vs. 2021			
	Amount	As a % of Related Business(a)	Amount	As a % of Total Company(b)	Amount	As a % of Related Business(a)	Amount	As a % of Total Company(b)
Collection and disposal	$ 911	5.4 %			$ 1,025	6.7 %		
Recycling Processing and Sales and WM Renewable Energy (c)(d)	(381)	(20.2)			67	3.5		
Energy surcharge and mandated fees (d)(e).	(104)	(9.7)			426	65.6		
Total average yield (f) . . .			$ 426	2.1 %			$ 1,518	8.5 %
Volume (g)			150	0.8			233	1.3
Internal revenue growth . .			576	2.9			1,751	9.8
Acquisitions			186	0.9			62	0.4
Divestitures			(5)	—			(15)	(0.1)
Foreign currency translation			(29)	(0.1)			(31)	(0.2)
Total			$ 728	3.7 %			$ 1,767	9.9 %

(a) Calculated by dividing the increase or decrease for the current year by the prior year's related business revenue adjusted to exclude the impacts of divestitures for the current year.

(b) Calculated by dividing the increase or decrease for the current year by the prior year's total Company revenue adjusted to exclude the impacts of divestitures for the current year.

(c) Includes combined impact of commodity price variability in both our Recycling Processing and Sales and WM Renewable Energy segments, as well as changes in certain recycling fees charged by our collection and disposal operations.

(d) Beginning in 2023, the results include changes in our revenue attributable to our WM Renewable Energy segment. Previously these changes in revenue were included in energy surcharges and mandated fees. We have revised our prior year results to conform with the current year presentation.

(e) Our energy surcharge was revised in the second quarter of 2023 to incorporate market prices for both diesel and compressed natural gas ("CNG").

(f) The amounts reported herein represent the changes in our revenue attributable to average yield for the total Company.

(g) Includes activities from our Corporate and Other businesses.

The following provides further details about our period-to-period change in revenues:

Average Yield

Collection and Disposal Average Yield — This measure reflects the effect on our revenue from the pricing activities of our collection, transfer and landfill operations, exclusive of volume changes. Revenue growth from Collection and Disposal average yield includes not only base rate changes and environmental and service fee fluctuations, but also (i) certain average price changes related to the overall mix of services, which are due to the types of services provided; (ii) changes in average price from new and lost business and (iii) price decreases to retain customers.

The details of our revenue growth from Collection and Disposal average yield for the year ended December 31 are as follows (dollars in millions):

	2023 vs. 2022		2022 vs. 2021	
	Amount	As a % of Related Business	Amount	As a % of Related Business
Commercial	$ 321	6.5 %	$ 406	9.2 %
Industrial	240	7.2	307	10.2
Residential	191	6.1	185	6.1
Total collection	752	6.3	898	8.2
Landfill	76	2.7	79	3.1
Transfer	83	7.5	48	4.5
Total Collection and Disposal	$ 911	5.4 %	$ 1,025	6.7 %

Our overall pricing efforts are focused on keeping pace with the increasing costs and capital intensity of our business. We are continuing to see growth in our landfill business with our municipal solid waste experiencing average yield of 4.9% in 2023.

Recycling Processing and Sales and WM Renewable Energy — Recycling Processing and Sales revenues attributable to yield decreased $308 million in 2023 and increased $19 million in 2022, respectively, as compared with the prior year periods. With the significant decline in commodity prices that started in the second half of 2022 and has continued into 2023, we are currently experiencing margin pressures from our commodity-driven businesses, specifically within our Recycling Processing and Sales and WM Renewable Energy segments. While still below prices seen at the beginning of 2022, recycling commodity prices began to improve in the fourth quarter of 2023 and while there may be short-term fluctuations in our commodity-driven businesses as prices change, we continue to focus on adjusting our business models to protect against the down-side risk by spreading the inherent risk of changes in commodity prices across the vertically integrated value chain. Average market prices for single-stream recycled commodities were down 40% and 10% in 2023 and 2022, respectively, as compared with the prior year periods. During 2023, the revenue decline from lower commodity pricing that started in 2022 was partially offset by higher pricing in our recycling brokerage business as well as our continued focus on a fee-based pricing model. Additionally, revenue in our WM Renewable Energy segment decreased $73 million and increased $48 million in 2023 and 2022, respectively, as compared with the prior year periods, primarily driven by the fluctuations in energy prices and the value of RINs.

Energy Surcharge and Mandated Fees — These fees decreased $104 million in 2023 and increased $426 million in 2022, as compared with the prior year periods. Beginning in the second quarter of 2023, our energy surcharge was revised to incorporate market prices for both diesel and CNG. The decrease in energy surcharge revenues in 2023 is primarily due to a decline of approximately 15% in market prices for diesel fuel as compared to the prior year period. The increase in energy surcharge revenues in 2022 was driven by a 50% increase in diesel fuel in 2022, as compared with the prior year period. The mandated fees are primarily related to fees and taxes assessed by various state, county and municipal government agencies at our landfills and transfer stations. These amounts have not significantly impacted the change in revenue for the periods presented.

Volume

Our revenues from volume (excluding volumes from acquisitions and divestitures) increased $150 million, or 0.8%, and $233 million, or 1.3%, in 2023 and 2022, respectively, as compared with the prior year periods. Our Collection and Disposal businesses volume grew 0.7% and 1.8% in 2023 and 2022, respectively.

Our 2023 volume growth has moderated when compared to 2022. Special waste volumes at our landfills continue to be a significant driver, primarily due to an increase in event-driven projects. In addition, we saw an increase in our WMSBS volumes. These increases were partially offset by a decrease in temporary industrial collection volumes and the intentional shedding of low-margin residential collection business.

Acquisitions and Divestitures

Acquisitions and divestitures, primarily in our Collection and Disposal businesses, resulted in a net increase in revenues of $181 million, or 0.9%, and $47 million, or 0.3%, in 2023 and 2022, respectively, as compared with the prior year periods.

Operating Expenses

Our operating expenses are comprised of (i) labor and related benefits costs (excluding labor costs associated with maintenance and repairs discussed below), which include salaries and wages, bonuses, related payroll taxes, insurance and benefits costs and the costs associated with contract labor; (ii) transfer and disposal costs, which include tipping fees paid to third-party disposal facilities and transfer stations; (iii) maintenance and repairs costs relating to equipment, vehicles and facilities and related labor costs; (iv) subcontractor costs, which include the costs of independent haulers who transport waste collected by us to disposal facilities and are affected by variables such as volumes, distance and fuel prices; (v) costs of goods sold, which includes the cost to purchase recycling materials for our Recycling Processing and Sales segment, including certain rebates paid to suppliers; (vi) fuel costs, net of tax credits for alternative fuel, which represent the costs of fuel to operate our truck fleet and landfill operating equipment; (vii) disposal and franchise fees and taxes, which include landfill taxes, municipal franchise fees, host community fees, contingent landfill lease payments and royalties; (viii) landfill operating costs, which include interest accretion on landfill liabilities, interest accretion on and discount rate adjustments to environmental remediation liabilities, leachate and methane collection and treatment, landfill remediation costs and other landfill site costs; (ix) risk management costs, which include general liability, automobile liability and workers' compensation claims programs costs and (x) other operating costs, which include gains and losses on sale of assets, telecommunications, equipment and facility lease expenses, property taxes, utilities and supplies. Variations in volumes year-over-year, as discussed above in *Operating Revenues*, in addition to cost inflation, affect the comparability of the components of our operating expenses.

The following table summarizes the major components of our operating expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2023		2022		2021	
Labor and related benefits	$ 3,669	18.0 %	$ 3,452	17.5 %	$ 3,223	18.0 %
Transfer and disposal costs	1,273	6.2	1,215	6.2	1,161	6.5
Maintenance and repairs	1,978	9.7	1,835	9.3	1,596	8.9
Subcontractor costs	2,185	10.7	2,006	10.2	1,766	9.9
Cost of goods sold	769	3.8	973	4.9	936	5.2
Fuel	501	2.4	592	3.0	393	2.2
Disposal and franchise fees and taxes	736	3.6	720	3.7	698	3.9
Landfill operating costs	453	2.2	421	2.1	412	2.3
Risk management	320	1.6	348	1.8	344	1.9
Other	722	3.5	732	3.7	582	3.2
	$ 12,606	61.7 %	$ 12,294	62.4 %	$ 11,111	62.0 %

Our operating expenses increased in 2023, as compared with 2022, primarily due to (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs and (ii) labor cost pressure from frontline employee market wage adjustments. These increases were offset, in part, by commodity-driven business impacts, particularly from lower recycling rebates reflected in costs of goods sold and lower fuel prices. We continue to focus on operating efficiency and efforts to control our costs, which along with revenue growth, enabled us to improve operating costs as a percent of revenues in 2023 as compared with 2022.

Our operating expenses increased in 2022, as compared with 2021, primarily due to (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs; (ii) commodity-driven business impacts from higher fuel and recycling prices and (iii) labor cost pressure from frontline employee wage adjustments. These impacts were partially offset by our continued focus on operating efficiency and efforts to control costs as volumes grow.

Significant items affecting the comparison of operating expenses between reported periods include:

Labor and Related Benefits — The increase in labor and related benefits costs in 2023, as compared with 2022, was primarily driven by (i) employee market wage adjustments; (ii) increased headcount primarily from acquisitions and (iii) increases in health and welfare costs and in medical care activity. These increases were offset, in part, by lower annual incentive compensation. The increase in labor and related benefits costs in 2022, as compared with 2021, was largely driven by (i) proactive market wage adjustments to hire and retain talent; (ii) annual merit and annual incentive compensation cost increases and (iii) increases in health and welfare costs attributable to our investment in delivering a leading benefits program for our employees and increases in medical care activity.

Transfer and Disposal Costs — The increase in transfer and disposal costs in 2023, as compared with 2022, was primarily due to inflationary cost increases, which includes increased disposal fees at third-party sites and higher rates from our third-party haulers, offset, in part, by a decrease in collection volumes. The increase in transfer and disposal costs in 2022, as compared with 2021, was largely driven by inflationary cost increases, which includes increased disposal fees at third-party sites and higher fuel from our third-party haulers, offset, in part, by decreases in residential collection and transfer volume.

Maintenance and Repairs — The increase in maintenance and repairs costs in 2023, as compared with 2022, was primarily driven by (i) continued inflationary cost increases for parts, supplies and third-party services, although the impact of such inflationary cost increases moderated throughout the year and (ii) labor cost increases for our technicians, including additional headcount. The increase in maintenance and repairs costs in 2022, as compared with 2021, was largely driven by (i) inflationary cost increases for parts, supplies and third-party services; (ii) additional fleet maintenance driven by supply chain constraints, which have delayed deliveries of new trucks; (iii) labor cost increases for our technicians, including higher overtime; (iv) increased building maintenance costs including improvements to facilities and (v) an increase in container repairs driven by delays in delivery of steel containers due to supply chain constraints.

Subcontractor Costs — The increase in subcontractor costs in 2023, as compared with 2022, was primarily due to (i) an increase in volumes in our WMSBS and SES businesses, which rely more extensively on subcontracted hauling and services than other parts of our Collection and Disposal businesses and (ii) continued inflationary cost increases, particularly labor and other costs from third-party haulers. The increase in subcontractor costs in 2022, as compared with 2021, was largely driven by (i) inflationary cost increases, particularly for fuel and labor costs from third-party haulers and (ii) an increase in volumes in our WMSBS business, which relies more extensively on subcontracted hauling than other parts of our Collection and Disposal businesses.

Cost of Goods Sold — The decrease in cost of goods sold in 2023, as compared with 2022, was primarily driven by a 40% decrease in average single-stream recycling commodity prices. The increase in cost of goods sold in 2022, as compared with 2021, was primarily driven by all-time high recycling commodity pricing in the first half of the year offset, in part, by the historically low pricing through the second half of the year that persisted into 2023.

Fuel — The decrease in fuel costs in 2023, as compared with 2022, was primarily due to a decrease of approximately 15% in average market prices for diesel fuel. The approximate 50% increase in fuel costs in 2022, as compared with 2021, was primarily due to increases in market diesel and natural gas fuel prices as compared to the prior year.

Disposal and Franchise Fees and Taxes — The increase in disposal and franchise fees and taxes in 2023, as compared with 2022, was primarily driven by an overall rate increase in fees and taxes paid to municipalities on our disposal volumes. The increase in disposal and franchise fees and taxes in 2022, as compared with 2021, was primarily driven by higher franchise fees, driven by an increase in landfill volumes, paid to certain municipalities where we operate and overall rate increases in our fees and taxes paid on our disposal volumes.

Landfill Operating Costs — The increase in landfill operating costs in 2023, as compared with 2022, was primarily due to (i) higher expenses for interest accretion on landfill and environmental remediation liabilities and (ii) an increase in remediation expense due to changes in measurement of certain environmental remediation obligations. Our measurement of these balances includes application of a risk-free discount rate, which is based on the rate for U.S. Treasury bonds. In 2023, the U.S Treasury bond rate remained flat versus a significant increase in 2022, which decreased our remediation expense in 2022. Our landfill operating costs increased in 2022, as compared with 2021, primarily due to increases in methane and leachate management costs.

Risk Management — The decrease in risk management in 2023, as compared with 2022, was primarily due to lower levels of large loss claims. Risk management costs increased slightly in 2022, as compared with 2021, primarily due to inflation in premiums and a stable level of large loss claims.

Other — Other operating costs decreased in 2023, as compared with 2022, primarily due to (i) supply chain rebates in 2023 and (ii) a favorable litigation settlement, which were offset, in part, by (i) inflationary cost pressures, although the impact of such continued inflationary cost increases moderated throughout the year; (ii) higher utility costs at our facilities; (iii) an increase in business travel and (iv) higher equipment rental costs. Other operating cost increases in 2022, as compared with 2021, were primarily due to (i) inflationary cost pressures; (ii) higher equipment rental costs attributable, in part, to supply chain constraints slowing normal course fleet and equipment orders; (iii) higher utility costs at our facilities and (iv) an increase in business travel in 2022. Additionally, a favorable litigation settlement in 2021 impacted the comparison. Net gains on sales of certain assets during each year also impacted the comparability of the reported periods.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of (i) labor and related benefits costs, which include salaries, bonuses, related insurance and benefits, contract labor, payroll taxes and equity-based compensation; (ii) professional fees, which include fees for consulting, legal, audit and tax services; (iii) provision for bad debts, which includes allowances for uncollectible customer accounts and collection fees and (iv) other selling, general and administrative expenses, which include, among other costs, facility-related expenses, voice and data telecommunication, advertising, bank charges, computer costs, travel and entertainment, rentals, postage and printing. In addition, the financial impacts of litigation reserves generally are included in our "Other" selling, general and administrative expenses.

The following table summarizes the major components of our selling, general and administrative expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2023		2022		2021	
Labor and related benefits	$ 1,205	5.9 %	$ 1,195	6.1 %	$ 1,215	6.8 %
Professional fees	228	1.1	268	1.4	228	1.3
Provision for bad debts	56	0.3	50	0.2	37	0.2
Other	437	2.1	425	2.1	384	2.1
	$ 1,926	9.4 %	$ 1,938	9.8 %	$ 1,864	10.4 %

Selling, general and administrative expenses in 2023, as compared with 2022, decreased primarily due to (i) reduced professional fees in connection with investments in our digital platform, as certain digital projects have moved from higher cost development activities to implementation activities, and (ii) lower annual incentive compensation costs. These decreases were partially offset by annual wage increases and increased litigation costs.

Selling, general and administrative expenses in 2022, as compared with 2021, increased primarily due to (i) strategic investments in our digital platform, including those that support our ongoing sustainability initiatives; (ii) higher annual incentive compensation costs and merit increases for our employees; (iii) increased business travel and entertainment expense and (iv) an increase in provision for bad debts, partially offset by (i) lower long-term incentive compensation costs; (ii) market adjustments for deferred compensation plans related to investment performance and (iii) lower litigation costs.

The effective management of our costs resulted in a significant reduction in our selling, general and administrative expenses as a percentage of revenues when compared with each of the prior year periods. Partially offsetting these reductions are annual merit increases and increased litigation costs.

Significant items affecting the comparison of our selling, general and administrative expenses between reported periods include:

Labor and Related Benefits — The increase in labor and related benefits costs in 2023, as compared with 2022, was primarily related to (i) annual wage increases for our employees; (ii) market adjustments for deferred compensation plans related to investment performance and (iii) higher long-term incentive compensation costs, partially offset by lower annual incentive compensation costs and lower contract labor expenses. The decrease in labor and related benefits costs in 2022, as compared with 2021, was primarily due to (i) lower long-term incentive compensation costs; (ii) reductions in contract labor and (iii) market adjustments for deferred compensation plans related to investment performance, partially offset by higher annual incentive compensation and annual merit increases for our employees.

Professional Fees — The decrease in professional fees in 2023, as compared with 2022, was primarily attributable to reduced expenses in connection with investments in our digital platform, as certain digital projects have moved from higher cost development activities to implementation activities. The increase in professional fees in 2022, as compared with 2021, was primarily driven by strategic investments in our digital platform, including those that support our ongoing sustainability initiatives, partially offset by lower acquisition and integration costs.

Provision for Bad Debts — The increase in provision for bad debts in 2023, as compared with 2022, was primarily related to an increase in revenue and customer-specific provisions required for bankruptcies of two of our WMSBS customers. The increase in provision for bad debts in 2022, as compared with 2021, was primarily related to (i) increased revenue; (ii) increased collection risk with certain customers and (iii) favorable adjustments to our reserves taken in 2021 as a result of improvement in customer account collections.

Other — The increase in other expenses in 2023, as compared with 2022, was primarily related to (i) increased litigation costs; (ii) increased bank charges and (iii) higher advertising spend, which were partially offset by lower travel expenses and lower telecommunication costs. The increase in other expenses in 2022, as compared with 2021, was primarily driven by costs associated with technology infrastructure to support our strategic investments in our digital platform and an increase in business travel and entertainment expense, partially offset by lower litigation costs.

Depreciation, Depletion and Amortization Expenses

The following table summarizes the components of our depreciation, depletion and amortization expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2023		2022		2021	
Depreciation of tangible property and equipment	$ 1,197	5.9 %	$ 1,155	5.9 %	$ 1,125	6.2 %
Depletion of landfill airspace	745	3.6	754	3.8	731	4.1
Amortization of intangible assets	129	0.6	129	0.6	143	0.8
	$ 2,071	10.1 %	$ 2,038	10.3 %	$ 1,999	11.1 %

The increase in depreciation of tangible property and equipment in 2023, as compared with 2022, was mainly influenced by strategic investments in our digital platform and investments in capital assets to service our customers, such as machinery and containers. The decrease in depletion of landfill airspace in 2023, as compared with 2022, was primarily driven by reductions in volume partially offset by the reopening of a previously closed site in our East Tier.

The increase in depreciation of tangible property and equipment in 2022, as compared with 2021, was primarily driven by investments in capital assets, including containers to service our customers and strategic investments in our digital platform. The increase in depletion of landfill airspace in 2022, as compared with 2021, was primarily driven by changes in depletion rates from revisions in landfill cost estimates and increased volumes at our landfills, partially offset by a prior year charge due to management's decision to close a landfill in our West Tier earlier than expected, resulting in the acceleration of the timing of capping, closure, and post-closure activities. The decrease in amortization of intangible assets in 2022, as compared with 2021, was primarily driven by the amortization of acquired intangible assets from the acquisition of Advanced Disposal Services, Inc.

(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net

The following table summarizes the major components of (gain) loss from divestitures, asset impairments and unusual items, net for the year ended December 31 (in millions):

	2023	2022	2021
Gain from divestitures, net	$ —	$ (5)	$ (44)
Asset impairments	275	50	8
Other, net	(32)	17	20
	$ 243	$ 62	$ (16)

During the year ended December 31, 2023, we recognized $243 million of net charges primarily consisting of (i) a $168 million goodwill impairment charge within our Recycling Processing and Sales segment related to a business engaged in accelerating film and plastic wrap recycling capabilities, with $22 million attributable to noncontrolling interests. This charge was partially offset by the recognition of $46 million of income related to the reversal of a liability for contingent consideration associated with our investment in such business; (ii) $107 million of impairment charges within Corporate and Other for certain investments in waste diversion technology businesses and (iii) a $17 million charge within Corporate and Other to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site. Refer to Notes 5 and 10 to the Consolidated Financial Statements for further information.

During the year ended December 31, 2022, we recognized $62 million of net charges consisting of (i) $50 million of asset impairment charges primarily related to management's decision to close two landfills within our East Tier and (ii) a $17 million charge pertaining to reserves for loss contingencies within Corporate and Other to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site, as discussed in Note 10 to the Consolidated Financial Statements. These losses were partially offset by a $5 million gain from the divestiture of a collection and disposal operation in our West Tier.

During the year ended December 31, 2021, we recognized net gains of $16 million primarily consisting of (i) a $35 million pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations in our East Tier and (ii) an $8 million gain from divestitures of certain ancillary operations within our Collection and Disposal businesses. These gains were partially offset by (i) a $20 million charge pertaining to reserves for loss contingencies within Corporate and Other and (ii) $8 million of asset impairment charges primarily related to our WM Renewable Energy segment.

See Note 2 to the Consolidated Financial Statements for additional information related to the accounting policy and analysis involved in identifying and calculating impairments. See Note 19 to the Consolidated Financial Statements for additional information related to the impact of impairments on the results of operations of our reportable segments.

Income from Operations

The following table summarizes income from operations for the year ended December 31 (dollars in millions):

	2023	Period-to-Period Change		2022	Period-to-Period Change		2021
Collection and Disposal:							
East Tier	$ 2,446	$ 268	12.3 %	$ 2,178	$ 223	11.4 %	$ 1,955
West Tier	2,383	201	9.2	2,182	243	12.5	1,939
Other Ancillary	(8)	(8)	*	—	18	*	(18)
Collection and Disposal	4,821	461	10.6	4,360	484	12.5	3,876
Recycling Processing and Sales	(44)	(172)	*	128	(89)	(41.0)	217
WM Renewable Energy	79	(53)	(40.2)	132	24	22.2	108
Corporate and Other	(1,281)	(26)	2.1	(1,255)	(19)	1.5	(1,236)
Total (a)	$ 3,575	$ 210	6.2 %	$ 3,365	$ 400	13.5 %	$ 2,965
Percentage of revenues	17.5 %			17.1 %			16.5 %

* Percentage change does not provide a meaningful comparison.

(a) From time to time, the operating results of our reportable segments are significantly affected by certain transactions or events that management believes are not indicative or representative of our results.

Collection and Disposal — The most significant items affecting the results of operations of our Collection and Disposal businesses during the three years ended December 31, 2023 are summarized below:

- Income from operations in our Collection and Disposal businesses increased in 2023, as compared with 2022, primarily due to revenue growth in our collection and disposal operations driven by both yield and volume. This increase was partially offset by (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs and (ii) labor cost pressure from frontline employee market wage adjustments.

- Income from operations in our Collection and Disposal businesses increased in 2022, as compared with 2021, primarily due to revenue growth in our collection and disposal operations driven by both yield and volume. This increase was partially offset by (i) inflationary cost pressures; (ii) labor cost increases from frontline employee wage adjustments and (iii) divestitures, asset impairments and unusual items discussed below in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*, that impacted our East Tier results.

Recycling Processing and Sales — Income from operations in our Recycling Processing and Sales segment decreased in 2023, as compared with 2022, primarily due to (i) a $168 million goodwill impairment charge, with $22 million attributable to noncontrolling interests, which was partially offset by the recognition of $46 million of income related to the reversal of contingent consideration, as discussed above in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*; (ii) a decline in recycling commodity prices; (iii) lower revenue resulting from the temporary shutdown of facilities for technology upgrades combined with increased costs associated with the transportation and third-party tip fees for processing recyclables and (iv) startup costs linked to the establishment of a new processing facility. Income from operations in our Recycling Processing and Sales segment decreased in 2022, as compared with 2021, primarily due to the decline in recycling commodity prices.

WM Renewable Energy — Income from operations in our WM Renewable Energy segment decreased in 2023, as compared with 2022, primarily due to (i) lower energy prices and the value of RINs and (ii) increased operating and selling, general and administrative costs associated with the construction of new projects to increase the beneficial use of landfill gas. These decreases were partially offset by an increase in volume of RFS credits, electricity and natural gas. Income from operations in our WM Renewable Energy segment increased in 2022, as compared with 2021, primarily due to higher market values for RINs credits.

Corporate and Other — Income from operations in Corporate and Other decreased in 2023, as compared with 2022, primarily due to non-cash impairment charges for certain investments as discussed above in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*. Income from operations in Corporate and Other decreased in 2022, as compared with 2021, primarily due to strategic investments in our digital platform and sustainability initiatives, partially offset by lower acquisition and integration related costs.

Interest Expense, Net

Our interest expense, net was $500 million, $378 million and $365 million in 2023, 2022 and 2021, respectively. The increase in interest expense, net for 2023 is primarily related to an increase in our weighted average borrowing rate of approximately 80 basis points due to increased rates on floating-rate debt and higher fixed rates on refinancing as well as an increase in average debt balances to fund growth. To mitigate the impact of increasing interest rates and to provide certainty in cost, we elected to replace certain floating-rate debt, specifically our $1.0 billion two-year, U.S. term credit agreement ("Term Loan") and commercial paper borrowings, with longer-term, fixed-rate debt through our senior notes issuances as discussed within *Liquidity and Capital Resources* below. The increase in interest expense, net for 2022 was primarily related to borrowings incurred under our Term Loan and increases in interest rates on our floating-rate debt, including commercial paper and variable-rate tax-exempt bonds. Partially offsetting these increases in 2023 and 2022 were benefits from higher capitalized interest and increases in interest income as a result of higher cash and cash equivalent balances as well as higher investment rates. See Note 6 to the Consolidated Financial Statements for more information related to our debt balances.

Loss on Early Extinguishment of Debt, Net

In May 2021, WMI issued $950 million of senior notes and used the net proceeds of $942 million as well as available cash on hand to retire $1.3 billion of certain high-coupon senior notes. The loss on early extinguishment of debt for 2021 includes $220 million of charges related to this tender offer, including cash paid of $211 million related to premiums and other third-party costs, and $9 million primarily related to unamortized discounts and debt issuance costs.

Equity in Net Losses of Unconsolidated Entities

We recognized equity in net losses of unconsolidated entities of $60 million, $67 million and $36 million in 2023, 2022 and 2021, respectively. The losses for each period were primarily related to our noncontrolling interests in entities established to invest in and manage low-income housing properties. We generate tax benefits, including tax credits, from the losses incurred from these investments. The losses are more than offset by the tax benefits generated by these investments as further discussed in Notes 8 and 18 to the Consolidated Financial Statements.

Income Tax Expense

We recorded income tax expense of $745 million, $678 million and $532 million in 2023, 2022 and 2021, respectively, resulting in effective income tax rates of 24.7%, 23.2% and 22.6% for the years ended December 31, 2023, 2022 and 2021, respectively. The comparability of our income tax expense for the reported periods has been primarily affected by the following:

- *Investments Qualifying for Federal Tax Credits* — Our low-income housing properties investments reduced our income tax expense by $108 million, $99 million and $74 million, primarily due to tax credits realized from these investments as well as the tax benefits from pre-tax losses for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 18 to the Consolidated Financial Statements for additional information related to these unconsolidated variable interest entities;

- *Tax Implications of Impairments* — The non-cash impairment charges recognized during 2023 are not expected to be deductible for tax purposes. The impact of these non-deductible charges would have resulted in a decrease to income tax expense of $50 million. The non-cash impairment charges recognized during 2022 and 2021 were deductible for tax purposes. See Note 11 to the Consolidated Financial Statements for more information related to our impairment charges;

- *Permanent Differences* — During 2023, 2022 and 2021 we recognized additional income tax expense of $34 million, $14 million and $2 million, respectively, related to permanent differences between taxable income and accounting income. This increase is largely due to an increase in taxable interest income associated with the

Company's election to deduct landfill closure and post-closure costs for income tax purposes when incurred and accrued. The increase in taxable interest income is due to the increase in the applicable federal rate published by the IRS;

- *State Net Operating Losses and Credits* — During 2023, 2022 and 2021, we recognized state net operating losses and credits resulting in a reduction in our income tax expense of $20 million, $8 million and $15 million, respectively;

- *Equity-Based Compensation* — During 2023, 2022 and 2021, we recognized a reduction in our income tax expense of $14 million, $17 million and $18 million, respectively, for excess tax benefits related to the vesting or exercise of equity-based compensation awards;

- *Tax Audit Settlements* — We file income tax returns in the U.S. and Canada, as well as other state and local jurisdictions. We are currently under audit by various taxing authorities and our audits are in various stages of completion. During the reported periods, we settled various tax audits which resulted in a reduction in our income tax expense of $5 million, $6 million and $13 million for the years ended December 31, 2023, 2022 and 2021, respectively; and

- *Tax Legislation* — The Inflation Reduction Act of 2022 ("IRA") was signed into law by President Biden on August 16, 2022 and contains several tax-related provisions, including with respect to (i) alternative fuel tax credits; (ii) tax incentives for investments in renewable energy production, carbon capture, and other climate actions and (iii) the overall measurement of corporate income taxes. Given the complexity and uncertainty around the applicability of the legislation to our specific facts and circumstances, we continue to analyze the IRA provisions to identify and quantify potential opportunities and applicable benefits included in the legislation. The provisions of the IRA related to alternative fuel tax credits secure approximately $55 million of annual pre-tax benefit (recorded as a reduction in our operating expense) for tax credits in 2022, 2023 and 2024.

With respect to the investment tax credit, as expanded by the IRA, we expect the cumulative benefit to be between $250 million and $350 million, a large portion of which is anticipated to be realized in 2024 through 2026. Recently, however, the IRS issued proposed regulations applicable to the investment tax credits that could call into question our ability to realize some, or all, of this tax benefit, which would negatively impact financial expectations in connection with our significant planned and ongoing investments in sustainability growth projects in our WM Renewable Energy segment. The proposed regulations provide a public comment period, culminating in public hearings before the Treasury Department, to allow taxpayers to provide input prior to the issuance of final regulations. In coordination with other members of the RNG industry, we are actively using this public comment period to work with external advisors, the U.S. Congress, the current federal administration, and other biogas sector stakeholders to encourage the Treasury Department to further refine its analysis prior to publication of final regulations that more accurately reflect the express language and legislative intent of the statute with respect to the investment tax credit. However, there is no guarantee that such efforts will be successful. We expect that the production tax credit incentives for investments in renewable energy and carbon capture, as expanded by the IRA, will likely result in an incremental benefit to the Company, although at this time, the anticipated amount of such benefit has not been quantified.

Our current expectation is that the IRA's minimum corporate tax will not have an impact on the Company. Finally, in accordance with the IRA, we incurred a nondeductible excise tax of 1% on the net value of certain stock repurchases in 2023, which is reflected in the cost of purchasing the underlying shares as a component of treasury stock in our Consolidated Balance Sheet.

Additionally, numerous countries have agreed to a statement in support of the Organization for Economic Co-operation and Development ("OECD") model rules that propose a global minimum tax rate of 15%. The Company operates in countries that have agreed to implement the global minimum tax, and the OECD continues to refine technical guidance for such. At this time, we do not expect the 15% global minimum tax to have a material, if any, impact to our income taxes, and we will continue to monitor and evaluate the potential impact on our business in future periods.

See Note 8 to the Consolidated Financial Statements for more information related to income taxes.

Landfill and Environmental Remediation Discussion and Analysis

We owned or operated 258 solid waste landfills and five secure hazardous waste landfills as of December 31, 2023 and December 31, 2022. For these landfills, the following table reflects changes in capacity, as measured in tons of waste, for the year ended December 31 and remaining airspace, measured in cubic yards of waste, as of December 31 (in millions):

	2023			2022		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Balance as of beginning of year (in tons)	5,165	190	5,355	4,889	174	5,063
Acquisitions, divestitures, newly permitted landfills and closures	—	—	—	163	—	163
Changes in expansions pursued (a)	—	138	138	—	62	62
Expansion permits granted (b)	168	(168)	—	57	(57)	—
Depletable tons received.	(123)	—	(123)	(125)	—	(125)
Changes in engineering estimates and other (c) (d)	1	1	2	181	11	192
Balance as of end of year (in tons) (e)	5,211	161	5,372	5,165	190	5,355
Balance as of end of year (in cubic yards) (e)	5,095	160	5,255	5,079	180	5,259

(a) Amounts reflected here relate to the combined impacts of (i) new expansions pursued; (ii) increases or decreases in the airspace being pursued for ongoing expansion efforts; (iii) adjustments for differences between the airspace being pursued and airspace granted and (iv) decreases due to decisions to no longer pursue expansion permits, if any.

(b) We received expansion permits at 13 of our landfills during 2023 and 12 of our landfills during 2022, demonstrating our continued success in working with municipalities and regulatory agencies to expand the disposal airspace of our existing landfills.

(c) Changes in engineering estimates can result in changes to the estimated available remaining airspace of a landfill or changes in the utilization of such landfill airspace, affecting the number of tons that can be placed in the future. Estimates of the amount of waste that can be placed in the future are reviewed annually by our engineers and are based on a number of factors, including standard engineering techniques and site-specific factors such as current and projected mix of waste type; initial and projected waste density; estimated number of years of life remaining; depth of underlying waste; anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. We continually focus on improving the utilization of airspace through efforts that may include recirculating landfill leachate where allowed by permit; optimizing the placement of daily cover materials and increasing initial compaction through improved landfill equipment, operations and training.

(d) In 2022, a change in accounting estimate resulted in an increase of 190 million tons across certain landfills.

(e) See Note 2 to the Consolidated Financial Statements for discussion of converting remaining cubic yards of airspace to tons of capacity.

The depletable tons received at our landfills for the year ended December 31 are shown below (tons in thousands):

	2023			2022		
	# of Sites	Depletable Tons	Tons per Day	# of Sites	Depletable Tons	Tons per Day
Solid waste landfills (a)	258	122,141	450	258	123,462	452
Hazardous waste landfills.	5	658	2	5	652	2
	263	122,799	452	263	124,114	454
Solid waste landfills closed, divested or lease or other contractual agreement expired during related year	—	—		4	633	
		122,799			124,747	

(a) As of December 31, 2023 and 2022, we had 17 landfills which were not accepting waste.

As of December 31, 2023, we owned or controlled the management of 237 sites with remedial activities, are in closure or have received a certification of closure or post-closure from the applicable regulatory agency.

Based on remaining permitted airspace as of December 31, 2023 and projected annual disposal volume, the weighted average remaining landfill life for all of our owned or operated landfills is approximately 38 years. Many of our landfills have the potential for expanded airspace beyond what is currently permitted. We monitor the availability of permitted airspace at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future disposal volume, disposal prices, construction and operating costs, remaining airspace and likelihood of obtaining an expansion permit. We are seeking expansion permits at 16 of our landfills that meet the expansion criteria outlined in the *Critical Accounting Estimates and Assumptions — Landfills* section below. Although no assurances can be made that all future expansions will be permitted or permitted as designed, the weighted average remaining landfill life for all owned or operated landfills is approximately 39 years when considering remaining permitted airspace, expansion airspace and projected annual disposal volume.

The number of landfills owned or operated as of December 31, 2023, segregated by their estimated operating lives based on remaining permitted and expansion airspace and projected annual disposal volume, was as follows:

	# of Landfills
0 to 5 years	31
6 to 10 years	22
11 to 20 years	50
21 to 40 years	66
41+ years	94
Total	263 (a)

(a) Of the 263 landfills, 222 are owned, 29 are operated under lease agreements and 12 are operated under other contractual agreements. For the landfills not owned, we are usually responsible for final capping, closure and post-closure obligations.

Landfill Assets — We capitalize various costs that we incur to prepare a landfill to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, and on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes estimates of future costs associated with landfill final capping, closure and post-closure activities, which are discussed further below.

The changes to the cost basis of our landfill assets and accumulated landfill airspace depletion for the year ended December 31, 2023 are reflected in the table below (in millions):

	Cost Basis of Landfill Assets	Accumulated Landfill Airspace Depletion	Net Book Value of Landfill Assets
December 31, 2022	$ 18,526	$ (10,896)	$ 7,630
Capital additions	722	—	722
Asset retirement obligations incurred and capitalized	79	—	79
Depletion of landfill airspace	—	(745)	(745)
Foreign currency translation	28	(12)	16
Asset retirements and other adjustments	118	10	128
December 31, 2023	$ 19,473	$ (11,643)	$ 7,830

As of December 31, 2023, we estimate that we will spend approximately $795 million in 2024, and approximately $1.7 billion in 2025 and 2026 combined, for the construction and development of our landfill assets. The specific timing of landfill capital spending is dependent on future events and spending estimates are subject to change due to fluctuations in landfill waste volumes, changes in environmental requirements and other factors impacting landfill operations.

Landfill and Environmental Remediation Liabilities — As we accept waste at our landfills, we incur significant asset retirement obligations, which include liabilities associated with landfill final capping, closure and post-closure activities. These liabilities are accounted for in accordance with authoritative guidance on accounting for asset retirement obligations and are discussed in Note 2 to the Consolidated Financial Statements. We also have liabilities for the remediation of properties that have incurred environmental damage, which generally was caused by operations or for damage caused by conditions that existed before we acquired operations or a site. We recognize environmental remediation liabilities when we determine that the liability is probable and the cost for the likely remedy can be reasonably estimated.

The changes to landfill and environmental remediation liabilities for the year ended December 31, 2023 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2022	$ 2,664	$ 204
Obligations incurred and capitalized	79	—
Obligations settled	(147)	(27)
Interest accretion	124	6
Revisions in estimates and interest rate assumptions	131	26
Acquisitions, divestitures and other adjustments	2	—
December 31, 2023	$ 2,853	$ 209

Landfill Operating Costs — The following table summarizes our landfill operating costs for the year ended December 31 (in millions):

	2023	2022	2021
Interest accretion on landfill and environmental remediation liabilities	$ 130	$ 112	$ 111
Leachate and methane collection and treatment	196	193	183
Landfill remediation costs and discount rate adjustments to environmental remediation liabilities and recovery assets	7	(2)	1
Other landfill site costs	120	118	117
Total landfill operating costs	$ 453	$ 421	$ 412

Depletion of Landfill Airspace — Depletion of landfill airspace, which is included as a component of depreciation, depletion and amortization expenses, includes the following:

- the depletion of landfill capital costs, including (i) costs that have been incurred and capitalized and (ii) estimated future costs for landfill development and construction required to develop our landfills to their remaining permitted and expansion airspace; and

- the depletion of asset retirement costs arising from landfill final capping, closure and post-closure obligations, including (i) costs that have been incurred and capitalized and (ii) projected asset retirement costs.

Depletion expense is recorded on a units-of-consumption basis, applying cost as a rate per ton. The rate per ton is calculated by dividing each component of the depletable basis of a landfill (net of accumulated depletion) by the number of tons needed to fill the corresponding asset's remaining permitted and expansion airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life and are, therefore, depleted on a per-ton basis using a landfill's total permitted and expansion airspace. Final capping asset retirement costs are related to a specific final capping event and are, therefore, depleted on a per-ton basis using each discrete final capping event's estimated permitted and expansion airspace. Accordingly, each landfill has multiple per-ton depletion rates.

The following table presents our landfill airspace depletion expense on a per-ton basis for the year ended December 31:

	2023	2022	2021
Depletion of landfill airspace (in millions)	$ 745	$ 754	$ 731
Tons received, net of redirected waste (in millions)	123	125	124
Average landfill airspace depletion expense per ton	$ 6.07	$ 6.05	$ 5.90

Different per-ton depletion rates are applied at each of our 263 landfills, and per-ton depletion rates vary significantly from one landfill to another due to (i) inconsistencies that often exist in construction costs and provincial, state and local regulatory requirements for landfill development and landfill final capping, closure and post-closure activities and (ii) differences in the cost basis of landfills that we develop versus those that we acquire. Accordingly, our landfill airspace depletion expense measured on a per-ton basis can fluctuate due to changes in the mix of volumes we receive across the Company each year.

Liquidity and Capital Resources

The Company consistently generates annual cash flow from operations that meets and exceeds our working capital needs, allows for payment of our dividends, investment in the business through capital expenditures and tuck-in acquisitions, and funding of strategic sustainability growth investments. We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business requirements that may arise during the year. The Company believes that its investment grade credit ratings, diverse investor base, large value of unencumbered assets and modest leverage enable it to obtain adequate financing, and refinance upcoming maturities, as necessary to meet its ongoing capital, operating, strategic and other liquidity requirements. We also have the ability to manage liquidity during periods of significant financial market disruption through temporary modification of our capital expenditure and share repurchase plans.

Summary of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2023 (other than recorded obligations related to liabilities associated with environmental remediation costs and non-cancelable operating lease obligations, which are discussed further in Notes 3 and 7 to the Consolidated Financial Statements, respectively) and the anticipated effect of these obligations on our liquidity in future years (in millions):

	2024	2025	2026	2027	2028	Thereafter	Total
Recorded Obligations:							
Final capping, closure and post-closure liabilities (a)	$ 143	$ 254	$ 178	$ 206	$ 154	$ 3,480	$ 4,415
Debt payments (b)	1,192	1,355	713	1,198	892	11,002	16,352
Unrecorded Obligations:							
Interest on debt (c)	566	544	518	486	448	3,340	5,902
Estimated unconditional purchase obligations (d)	173	164	133	51	44	470	1,035
Anticipated liquidity impact as of December 31, 2023	$ 2,074	$ 2,317	$ 1,542	$ 1,941	$ 1,538	$ 18,292	$ 27,704

(a) Includes liabilities for final capping, closure and post-closure costs recorded in our Consolidated Balance Sheet as of December 31, 2023, without the impact of discounting and inflation. Our recorded liabilities for final capping, closure and post-closure costs will increase as we continue to place additional tons within the permitted airspace at our landfills.

(b) These amounts represent the scheduled principal payments based on their contractual maturities related to our long-term debt and financing leases, excluding interest. Refer to Note 6 to the Consolidated Financial Statements for additional information regarding our debt obligations.

(c) Interest on our fixed-rate debt was calculated based on contractual rates and interest on our variable-rate debt was calculated based on interest rates as of December 31, 2023. As of December 31, 2023, we had $154 million of accrued interest related to our debt obligations.

(d) Our obligations represent purchase commitments from which we expect to realize an economic benefit in future periods. We have also made certain guarantees that we do not expect to materially affect our current or future financial position, results of operations or liquidity. See Note 10 to the Consolidated Financial Statements for discussion of the nature and terms of our unconditional purchase obligations and guarantees.

Summary of Cash and Cash Equivalents, Restricted Funds and Debt Obligations

The following is a summary of our cash and cash equivalents, restricted funds and debt balances as of December 31 (in millions):

	2023	2022
Cash and cash equivalents	$ 458	$ 351
Restricted funds:		
Insurance reserves	$ 376	$ 313
Final capping, closure, post-closure and environmental remediation funds	119	113
Other	17	5
Total restricted funds (a)	$ 512	$ 431
Debt:		
Current portion	$ 334	$ 414
Long-term portion	15,895	14,570
Total debt	$ 16,229	$ 14,984

(a) As of December 31, 2023 and 2022, $90 million and $83 million, respectively, of these account balances was included in other current assets in our Consolidated Balance Sheets.

Debt — We use long-term borrowings in addition to the cash we generate from operations as part of our overall financial strategy to support and grow our business. We primarily use senior notes and tax-exempt bonds to borrow on a long-term basis, but we also use other instruments and facilities, when appropriate. The components of our borrowings as of December 31, 2023 are described in Note 6 to the Consolidated Financial Statements.

As of December 31, 2023, we had approximately $2.8 billion of debt maturing within the next 12 months, including (i) $1.6 billion of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities; (ii) $859 million of short-term borrowings under our commercial paper program (net of related discount on issuance); (iii) $175 million of other debt with scheduled maturities within the next 12 months, including $60 million of tax exempt bonds, and (iv) $156 million of 3.5% senior notes that mature in May 2024. As of December 31, 2023, we have classified $2.4 billion of debt maturing in the next 12 months as long-term because we have the intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility"). The remaining $334 million of debt maturing in the next 12 months is classified as current obligations.

In February 2023, WMI issued $750 million and $500 million of 4.625% senior notes due February 2030 and February 2033, respectively, the net proceeds of which were $1.24 billion. We used the net proceeds to reduce outstanding borrowings under our commercial paper program, repay $500 million of WMI's 2.4% senior notes upon maturity in May 2023, and for general corporate purposes, including our planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy segments.

In July 2023, WMI issued $750 million and $1.25 billion of 4.875% senior notes due February 2029 and February 2034, respectively, the net proceeds of which were $1.97 billion. We used the net proceeds to reduce outstanding borrowings under our commercial paper program, repay $1.0 billion of outstanding borrowings under our Term Loan and for general corporate purposes.

We have credit lines in place to support our liquidity and financial assurance needs. The following table summarizes our outstanding letters of credit, categorized by type of facility as of December 31 (in millions):

	2023	2022
Revolving credit facility (a)	$ 180	$ 166
Other letter of credit lines (b)	834	800
	$ 1,014	$ 966

(a) As of December 31, 2023 and 2022, we had an unused and available credit capacity of $2.5 billion and $1.6 billion, respectively.

(b) As of December 31, 2023, these other letter of credit lines are uncommitted with terms extending through December 2027.

Guarantor Financial Information

WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness. WMI has fully and unconditionally guaranteed all of WM Holdings' senior indebtedness. None of WMI's other subsidiaries have guaranteed any of WMI's or WM Holdings' debt. In lieu of providing separate financial statements for the subsidiary issuer and guarantor (WMI and WM Holdings), we have presented the accompanying supplemental summarized combined balance sheet and income statement information for WMI and WM Holdings on a combined basis after elimination of intercompany transactions between WMI and WM Holdings and amounts related to investments in any subsidiary that is a non-guarantor (in millions):

	December 31, 2023
Balance Sheet Information:	
Current assets	$ 276
Noncurrent assets	25
Current liabilities	336
Noncurrent liabilities:	
Advances due to affiliates	21,228
Other noncurrent liabilities	13,798

	Year Ended December 31, 2023
Income Statement Information:	
Revenue	$ —
Operating income	—
Net loss	348

Summary of Cash Flow Activity

The following is a summary of our cash flows for the year ended December 31 (in millions):

	2023	2022	2021
Net cash provided by operating activities	$ 4,719	$ 4,536	$ 4,338
Net cash used in investing activities	$ (3,091)	$ (3,063)	$ (1,894)
Net cash used in financing activities	$ (1,524)	$ (1,216)	$ (2,900)

Net Cash Provided by Operating Activities — Our operating cash flows increased in 2023, as compared with 2022, by $183 million primarily driven by higher earnings attributable to our Collection and Disposal businesses and lower income tax payments as a result of a deposit of approximately $103 million that was made to the IRS in 2022 related to a disputed tax matter discussed within Note 8 to the Consolidated Financial Statements. These increases were partially offset by (i) unfavorable changes in working capital, net of effects of acquisitions and divestitures; (ii) higher interest payments and (iii) higher incentive compensation payments.

Our operating cash flows for 2022, as compared with 2021, increased by $198 million. The increase was largely driven by increased earnings in our Collection and Disposal businesses and WM Renewable Energy segment. We also experienced lower interest payments due to timing and refinancing activities in 2021 that reduced our overall interest rate. Partially offsetting our increase in cash from operating activities were higher income tax payments as a result of higher earnings in 2022 and a deposit of approximately $103 million that was made to the IRS related to a disputed tax matter. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. See Note 8 to the Consolidated Financial Statements for further details.

Net Cash Used in Investing Activities — The most significant items affecting the comparison of our investing cash flows for the periods presented are summarized below:

- *Acquisitions* — Our spending on acquisitions was $173 million, $377 million and $76 million in 2023, 2022 and 2021, respectively, of which $170 million, $377 million and $75 million, respectively, are considered cash used in investing activities. The remaining spend is financing or operating activities related to the timing of contingent consideration paid. Substantially all of these acquisitions are related to our Collection and Disposal businesses.

  Our acquisition spending in 2022 was primarily attributable to the purchase of a controlling interest in a business intended to accelerate our film and plastic wrap recycling capabilities. See Note 17 to the Consolidated Financial Statements for additional information. We continue to focus on accretive acquisitions and growth opportunities that will enhance and expand our existing service offerings.

- *Capital Expenditures* — We used $2,895 million, $2,587 million and $1,904 million for capital expenditures in 2023, 2022 and 2021, respectively. The increase in capital spending is primarily driven by our planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy segments, as well as inflationary increases in many fixed asset categories required to support ongoing operations and investments in the Company's landfills to reduce greenhouse gas emissions. The increase in 2022 is primarily driven by our planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy segments, as well as timing differences in our fixed asset purchases to support our Collection and Disposal businesses.

  The Company continues to maintain a disciplined focus on capital management to prioritize investments for expansion, the replacement of aging assets and assets that support our strategy of differentiation and continuous improvement through efficiency and innovation. The Company expects to invest $2.8 billion to $2.9 billion in growth investments across the recycling and renewable energy platforms from 2022 to 2026, which includes the $1.325 billion already invested in 2022 and 2023.

- *Divestitures* — Proceeds from divestitures of businesses and other assets, net of cash divested, were $78 million, $27 million and $96 million in 2023, 2022 and 2021, respectively. In 2023, our proceeds are primarily the result of the sale of certain non-strategic assets. In 2021, our proceeds are primarily the result of the sale of certain non-strategic Canadian operations.

- *Other, Net* — Our spending within other, net was $104 million, $126 million and $11 million in 2023, 2022 and 2021, respectively. During 2023, 2022 and 2021, we used $61 million, $23 million and $32 million, respectively, of cash from restricted cash and cash equivalents to invest in available-for-sale securities. In 2023, we used $20 million to make an initial cash payment associated with a low-income housing investment. In 2022, we used $67 million to fund secured convertible promissory notes associated with an acquisition and $28 million to make an initial cash payment associated with a low-income housing investment. Our 2021 cash spend was partially offset by proceeds received from the sale of an equity method investment.

Net Cash Used in Financing Activities — The most significant items affecting the comparison of our financing cash flows for the periods presented are summarized below:

- *Debt Borrowings (Repayments)* — The following summarizes our cash borrowings and repayments of debt for the year ended December 31 (in millions):

	2023	2022	2021
Borrowings:			
Commercial paper program	$ 17,799	$ 6,596	$ 6,831
Term loan	—	1,000	—
Senior notes	3,207	992	942
Tax-exempt bonds	300	100	175
	$ 21,306	$ 8,688	$ 7,948
Repayments:			
Commercial paper program	$ (18,709)	$ (6,664)	$ (6,872)
Senior notes	(500)	(500)	(1,289)
Term loan	(1,000)	—	—
Tax-exempt bonds	(65)	(71)	(127)
Other debt	(120)	(93)	(116)
	$ (20,394)	$ (7,328)	$ (8,404)
Net cash borrowings (repayments)	$ 912	$ 1,360	$ (456)

  Refer to Note 6 to the Consolidated Financial Statements for additional information related to our debt borrowings and repayments.

- *Premiums and Other Paid on Early Extinguishment of Debt* — During 2021, we paid premiums and other third-party costs of $211 million to retire certain high-coupon notes. See *Loss on Early Extinguishment of Debt, Net* for further discussion.

- *Common Stock Repurchase Program* — For the periods presented, all share repurchases have been made in accordance with financial plans approved by our Board of Directors. We allocated $1,302 million, $1,500 million and $1,350 million of available cash to common stock repurchases during 2023, 2022, and 2021, respectively. See Note 13 to the Consolidated Financial Statements for additional information.

  We announced in December 2023 that the Board of Directors has authorized up to $1.5 billion in future share repurchases, excluding the 1% excise tax. This new authorization supersedes and replaces remaining authority under the prior Board of Directors' authorization for share repurchases announced in December 2022. The amount of future share repurchases executed under our Board of Directors' authorization is determined in management's discretion, based on various factors, including our net earnings, financial condition and cash required for future business plans, growth and acquisitions.

- *Cash Dividends* — For the periods presented, all dividends have been declared by our Board of Directors. Cash dividends declared and paid were $1,136 million in 2023, or $2.80 per common share, $1,077 million in 2022, or $2.60 per common share, and $970 million in 2021, or $2.30 per common share.

  In December 2023, we announced that our Board of Directors expects to increase the quarterly dividend from $0.70 to $0.75 per share for dividends declared in 2024. However, all future dividend declarations are at the discretion of the Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

- *Exercise of Common Stock Options* — The exercise of common stock options generated financing cash inflows of $44 million, $44 million and $66 million from the exercise of 597,000, 675,000 and 962,000 of employee stock options during 2023, 2022 and 2021, respectively.

Free Cash Flow

We are presenting free cash flow, which is a non-GAAP measure of liquidity, in our disclosures because we use this measure in the evaluation and management of our business. We define free cash flow as net cash provided by operating activities, less capital expenditures, plus proceeds from divestitures of businesses and other assets, net of cash divested. We believe it is indicative of our ability to pay our quarterly dividends, repurchase common stock, fund acquisitions and other investments and, in the absence of refinancings, to repay our debt obligations. Free cash flow is not intended to replace net cash provided by operating activities, which is the most comparable GAAP measure. We believe free cash flow gives investors useful insight into how we view our liquidity, but the use of free cash flow as a liquidity measure has material limitations because it excludes certain expenditures that are required or that we have committed to, such as declared dividend payments and debt service requirements.

Our calculation of free cash flow and reconciliation to net cash provided by operating activities is shown in the table below for the year ended December 31 (in millions), and may not be calculated the same as similarly-titled measures presented by other companies:

	2023	2022	2021
Net cash provided by operating activities	$ 4,719	$ 4,536	$ 4,338
Capital expenditures to support the business	(2,131)	(2,026)	(1,665)
Capital expenditures - sustainability growth investments (a)	(764)	(561)	(239)
Total capital expenditures	(2,895)	(2,587)	(1,904)
Proceeds from divestitures of businesses and other assets, net of cash divested	78	27	96
Free cash flow	$ 1,902	$ 1,976	$ 2,530

(a) These growth investments are intended to further our sustainability leadership position by increasing recycling volumes and growing renewable natural gas generation and we expect they will deliver circular solutions for our customers and drive environmental value to the communities we serve.

Critical Accounting Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with precision from available data or simply cannot be calculated. In some cases, these estimates are difficult to determine, and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, long-lived asset impairments, intangible asset impairments and the fair value of assets and liabilities acquired in business combinations. Each of these items is discussed in additional detail below and in Note 2 to the Consolidated Financial Statements. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Landfills

Accounting for landfills requires that significant estimates and assumptions be made regarding (i) the cost to construct and develop each landfill asset; (ii) the estimated fair value of final capping, closure and post-closure asset retirement obligations, which must consider both the expected cost and timing of these activities and (iii) the determination of each landfill's remaining permitted and expansion airspace.

Landfill Costs — We estimate the total cost to develop each of our landfill sites to its remaining permitted and expansion airspace. This estimate includes such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Additionally, landfill development includes all land purchases for the landfill footprint and landfill buffer property. The projection of these landfill costs is dependent, in part, on future events. The remaining depletable basis of each landfill includes costs to develop a site to its remaining permitted and expansion airspace and includes amounts previously expended and capitalized, net of accumulated airspace depletion, and projections of future purchase and development costs.

Final Capping Costs — We estimate the cost for each final capping event based on the area to be capped and the capping materials and activities required. The estimates also consider when these costs are anticipated to be paid and factor in inflation and discount rates. Our engineering personnel allocate landfill final capping costs to specific final capping events and the capping costs are depleted as waste is disposed of at the landfill. We review these costs annually, or more often if significant facts change. Changes in estimates, such as timing or cost of construction, for final capping events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed landfill, the adjustment to the asset must be depleted immediately through expense. When the change in estimate relates to a final capping event at a landfill with remaining airspace, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace depletion.

Closure and Post-Closure Costs — We base our estimates for closure and post-closure costs on our interpretations of permit and regulatory requirements for closure and post-closure monitoring and maintenance. The estimates for landfill closure and post-closure costs also consider when the costs are anticipated to be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain. Changes in estimates for closure and post-closure events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed landfill, the adjustment to the asset must be depleted immediately through expense. When the change in estimate relates to a landfill with remaining airspace, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace depletion.

Remaining Permitted Airspace — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

Expansion Airspace — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, for unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, we must believe that obtaining the expansion permit is likely. Second, we must generally expect the initial expansion permit application to be submitted within one year and the final expansion permit to be received within five years, in addition to meeting the following criteria:

- Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;

- We have a legal right to use or obtain land to be included in the expansion plan;

- There are no significant known technical, legal, community, business, or political restrictions or similar issues that could negatively affect the success of such expansion; and

- Financial analysis has been completed based on conceptual design, and the results demonstrate that the expansion meets Company criteria for investment.

These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our Chief Financial Officer on a quarterly basis.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the depletable basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor ("AUF") is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will consider several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton depletion rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower earnings may be experienced due to higher depletion rates or higher expenses; or higher earnings may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher depletion expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party ("PRP") investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean up.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;

- Information available from regulatory agencies as to costs of remediation;

- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and

- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Refer to Note 10 to the Consolidated Financial Statements for additional information on our environmental liabilities.

Fair Value of Nonfinancial Assets and Liabilities

Significant estimates are made in determining the fair value of long-lived tangible and intangible assets (i.e., property and equipment, intangible assets and goodwill) during the impairment evaluation process. In addition, the majority of assets acquired and liabilities assumed in a business combination are required to be recognized at fair value under the relevant accounting guidance.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

Property and Equipment, Including Landfills and Definite-Lived Intangible Assets — We monitor the carrying value of our long-lived assets for potential impairment on an ongoing basis and test the recoverability of such assets generally using significant unobservable ("Level 3") inputs whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value and the difference is recorded in the period that the impairment indicator occurs. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations and/or (iii) information available regarding the current market for similar assets. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded.

Indefinite-Lived Intangible Assets, Including Goodwill — At least annually using a measurement date of October 1, and more frequently if warranted, we assess the indefinite-lived intangible assets including the goodwill of our reporting units for impairment using Level 3 inputs.

We first perform a qualitative assessment to determine if it was more likely than not that the fair value of a reporting unit is less than its carrying value. If the assessment indicates a possible impairment, we complete a quantitative review, comparing the estimated fair value of a reporting unit to its carrying amount, including goodwill. An impairment charge is recognized if the asset's estimated fair value was less than its carrying amount. Fair value is typically estimated using an income approach using Level 3 inputs. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units' earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Acquisitions — In accordance with the purchase method of accounting, the purchase price paid for an acquisition is allocated to the assets and liabilities acquired based upon their estimated fair values as of the acquisition date, with the excess of the purchase price over the net assets acquired recorded as goodwill. When we are in the process of valuing all of the assets and liabilities acquired in an acquisition, there can be subsequent adjustments to our estimates of fair value and resulting preliminary purchase price allocation. Generally, the valuation of our acquired asset and liabilities rely on complex estimates and assumptions.

Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. Subsequent to finalization of purchase accounting, these revisions are accounted for as adjustments to income from operations. All acquisition-related transaction costs are expensed as incurred. See Note 17 to the Consolidated Financial Statements for additional information related to our acquisitions.

See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations — (Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*.

Inflation

Macroeconomic pressures, including inflation and rising interest rates, and market disruption resulting in labor, supply chain and transportation constraints have impacted our results. Significant global supply chain disruption has reduced availability of certain assets used in our business, and inflation has increased costs for the goods and services we purchase, particularly for labor, repair and maintenance, and subcontractor costs. Supply chain constraints have caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive. We continue to take proactive steps to recover and mitigate inflationary cost pressures through our overall pricing efforts and by managing our costs through efficiency, labor productivity, and investments in technology to automate certain aspects of our business. These efforts may not be successful for various reasons including the pace of inflation, operating cost inefficiencies, market responses, and contractual limitations, such as the timing lag in our ability to recover increased costs under certain contracts that are tied to a price escalation index with a lookback provision. Refer to Item 1A. *Risk Factors* for further discussion.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to market risks, including changes in interest rates, certain commodity prices and Canadian currency rates. From time to time, we use derivatives to manage some portion of these risks. The Company had no derivatives outstanding as of December 31, 2023.

Interest Rate Exposure — Our exposure to market risk for changes in interest rates relates primarily to our financing activities. As of December 31, 2023, we had $16.4 billion of long-term debt, excluding the impacts of accounting for debt issuance costs, discounts and fair value adjustments attributable to terminated interest rate derivatives. We have $2.5 billion of debt that is exposed to changes in market interest rates within the next 12 months comprised primarily of (i) $860 million of short-term borrowings under our commercial paper program and (ii) $1.6 billion of tax-exempt bonds with term interest rate periods that expire within the next 12 months. We currently estimate that a 100-basis point increase in the interest rates of our outstanding variable-rate debt obligations would increase our 2024 interest expense by $18 million.

Our remaining outstanding debt obligations have fixed interest rates through either the scheduled maturity of the debt or, for certain of our fixed-rate tax-exempt bonds, through the end of a term interest rate period that exceeds 12 months. The fair value of our fixed-rate debt obligations can increase or decrease significantly if market interest rates change.

We performed a sensitivity analysis to determine how market rate changes might affect the fair value of our market risk-sensitive debt instruments. This analysis is inherently limited because it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. An instantaneous, 100-basis point increase in interest rates across all maturities attributable to these instruments would have decreased the fair value of our debt by approximately $900 million as of December 31, 2023.

We are also exposed to interest rate market risk from our cash and cash equivalent balances, as well as assets held in restricted trust fund accounts. These assets are generally invested in high-quality, liquid instruments including money market funds that invest in U.S. government obligations with original maturities of three months or less. We believe that our exposure to changes in fair value of these assets due to interest rate fluctuations is insignificant as the fair value generally approximates our cost basis. We also invest a portion of our restricted trust fund account balances in available-for-sale securities, including U.S. Treasury securities, U.S. agency securities, municipal securities, mortgage- and asset-backed securities, which generally mature over the next ten years, as well as equity securities.

Commodity Price Exposure — In the normal course of our business, we are subject to operating agreements that expose us to market risks arising from changes in the prices for commodities such as diesel fuel, electricity (and related renewable energy credits) and recycled materials, including old corrugated cardboard and plastics. We work to manage these risks through operational strategies that focus on capturing our costs in the prices we charge our customers for the services provided. Accordingly, as the market prices for these commodities increase or decrease, our revenues, operating costs and margins may also increase or decrease. Recycling revenues attributable to yield decreased $308 million and increased $19 million in 2023 and 2022, respectively, as compared with the prior year periods. With the significant decline in commodity prices that started in the second half of 2022 from their all-time highs and has continued into 2023, we are currently experiencing margin pressures from our commodity-driven businesses. Average market prices for single-stream recycled commodities were down 40% and 10% in 2023 and 2022, respectively, as compared to the prior year periods. Variability in commodity prices can also impact the margins of our business as certain components of our revenue are structured as a pass through of costs, including recycling brokerage and fuel surcharges.

We have invested, and continue to invest, in facilities to capture methane produced from the Company's landfills and convert it into renewable natural gas ("RNG") and electricity. RNG produced from our landfills, as well as dairy biogas, constitute a significant source of fuel allocated to our natural gas collection vehicles. The Company's investment in renewable energy production is guided partly by the EPA's implementation of the Renewable Fuel Standard ("RFS") program, which promotes the production and use of renewable transportation fuels. Many of our facilities are EPA-registered producers of transportation fuel making compressed and RNG from landfill biogas, which qualifies as a cellulosic biofuel under the RFS program. Oil refiners and importers are required through the RFS program to blend specified volumes of various categories of renewable transportation fuels with gasoline or buy credits, referred to as renewable identification numbers ("RINs"), from renewable fuel producers.

RIN prices generally respond to regulations enacted by the EPA, as well as fluctuations in supply and demand. The value of the RINs associated with RNG is set through a market established by the RFS program. Prior to 2022, the EPA had promulgated rules on an annual basis establishing refiners' obligations to purchase RNG and other cellulosic biofuels under the RFS program, which introduced uncertainty and volatility into the renewable fuels and RINs market. However, in 2023, the EPA issued a highly anticipated rule establishing biofuel blending volumes under the RFS program for compliance years 2023 through 2025. The rule reflected the outsized role of biogas under the program, delivered on many reforms that benefit the solid waste sector, and recognized the continued growth of the market for RNG in vehicle applications. However, we cannot be certain that these changes, or the outcome of litigation challenging various aspects of the rule, will ultimately reduce volatility in the RINs market or that future rulemakings will be similarly favorable to our business. We continue to advocate for the current federal administration to implement policies that could reduce the potential for volatility in the RINs market and ensure long-term stability for renewable transportation fuels, as changes in the RFS market or the structure of the RFS program can and has impacted the financial performance of the facilities constructed to capture and treat the gas. Such changes could impact or alter our projected future investments, and such investments may not yield the results anticipated. Revenue in our WM Renewable Energy segment declined $73 million and increased $48 million in 2023 and 2022, respectively, as compared to the prior year periods, primarily driven by the fluctuations in energy and RIN market prices.

The Company's sustainability growth strategy also is informed by the increased adoption of state and Canadian clean fuel standard programs, utility policies, and voluntary market demand for RNG in transportation and industrial applications. Clean fuel standard programs, originally developed in California and subsequently adopted in Oregon and Washington, establish annual carbon intensity benchmarks for transportation fuels that decrease over time. These programs operate similar to the RFS program in that certain regulated parties purchase credits from fuel producers, including RNG producers, to meet their carbon intensity obligations. Like RINs, clean fuel standard program credit values can fluctuate with policy and market dynamics. As such, we are advocating for existing programs to adopt measures to promote stability in credit pricing and for other states to adopt similar programs that incentivize the growth in RNG. We also are working closely with stakeholders to encourage the voluntary market for RNG demand, including utility RNG procurement programs, and sustainability protocols, as companies and other customers increasingly look to reduce their greenhouse gas emissions profiles.

Currency Rate Exposure — Our operations are primarily in the U.S. but we also have significant operations in Canada. Additionally, we have certain support functions in India. Where significant, we have quantified and described the impact of foreign currency translation on components of income, including operating revenue and operating expenses. However, the impact of foreign currency has not materially affected our results of operations.

Item 8. *Financial Statements and Supplementary Data.*

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Waste Management, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Waste Management, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Waste Management, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company, and our report dated February 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Waste Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waste Management, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Landfill Depletion

Description of the Matter	At December 31, 2023, the Company's landfill assets, net of accumulated depletion, totaled $7.8 billion and the associated depletion expense for 2023 was $745 million. As discussed in Note 2 of the financial statements, the Company updates the estimates used to calculate individual landfill depletion rates at least annually, or more often if significant facts change. Landfill depletion rates are used in the computation of landfill depletion expense.
	Auditing landfill depletion rates and related depletion expense is complex due to the highly judgmental nature of assumptions used in estimating the rates. Significant assumptions used in the calculation of the rates include: estimated future development costs associated with the construction and retirement of the landfill, estimated remaining permitted and expansion airspace, and airspace utilization factors.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over determining landfill depletion rates and calculating depletion expense. Our audit procedures included, among others, testing controls over: the Company's process for evaluating and updating the significant assumptions used in the development of the landfill depletion rates, management's review of those significant assumptions, and the mathematical accuracy of the calculation and recording of depletion expense.
	To test the landfill asset depletion rates, our audit procedures included, among others, assessing methodologies used by the Company and testing the significant assumptions discussed above, inclusive of the underlying data used by the Company in its development of these assumptions. We compared the significant assumptions used by management to historical trends and, when available, to comparable size landfills accepting a similar type of waste. Regarding expansion airspace, we evaluated the Company's criteria for inclusion in remaining airspace. In addition, we considered the professional qualifications and objectivity of management's internal engineers responsible for developing the assumptions. We involved EY engineering specialists to assist with the evaluation of the Company's landfill future development cost and airspace assumptions. We also tested the completeness and accuracy of the historical data utilized in the development of the landfill depletion rates.

Landfill – Final Capping, Closure and Post-Closure Costs

Description of the Matter	At December 31, 2023, the carrying value of the Company's landfill asset retirement obligations related to final capping, closure and post-closure costs totaled $2.9 billion. As discussed in Note 2 of the financial statements, the Company updates the estimates used to measure the asset retirement obligations annually, or more often if significant facts change.
	Auditing the landfill asset retirement obligation is complex due to the highly judgmental nature of the assumptions used in the measurement process. Significant assumptions include: estimated future costs associated with the capping, closure and post closure activities at each specific landfill, airspace consumed to date in relation to total estimated permitted and expansion airspace and the projected remaining landfill life.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the calculation of landfill asset retirement obligations. Our audit procedures included, among others, testing the Company's controls over the landfill asset retirement obligation estimation process and management's review of the significant assumptions used in the estimation of the liability, including the amount and timing of retirement costs.
	To test the landfill asset retirement obligation valuation, we performed audit procedures that included, among others, assessing methodologies used by the Company, testing the completeness of activities included in the estimate (e.g., gas monitoring and extraction), and testing the significant assumptions discussed above, inclusive of the underlying data used by the Company in its development of these assumptions. We compared the significant assumptions used by management to historical trends and, when available, to comparable size landfills accepting the same type of waste. In addition, we considered the professional qualifications and objectivity of management's internal engineers responsible for developing the assumptions. We involved EY engineering specialists to assist us with these procedures. Specifically, we utilized the EY engineering specialists to evaluate the reasons for significant changes in assumptions from the historical trend, and to determine whether the change from the historical trend was appropriate and identified timely. We also tested the completeness and accuracy of the historical data utilized in preparing the estimate.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Houston, Texas
February 13, 2024

WASTE MANAGEMENT, INC.

CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Par Value Amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 458	$ 351
Accounts receivable, net of allowance for doubtful accounts of $30 and $26, respectively	2,633	2,461
Other receivables, net of allowance for doubtful accounts of $4 and $7, respectively	237	291
Parts and supplies	173	164
Other assets	303	284
Total current assets	3,804	3,551
Property and equipment, net of accumulated depreciation and depletion of $22,826 and $21,627, respectively	16,968	15,719
Goodwill	9,254	9,323
Other intangible assets, net	759	827
Restricted funds	422	348
Investments in unconsolidated entities	606	578
Other assets	1,010	1,021
Total assets	$ 32,823	$ 31,367
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 1,709	$ 1,766
Accrued liabilities	1,605	1,625
Deferred revenues	578	589
Current portion of long-term debt	334	414
Total current liabilities	4,226	4,394
Long-term debt, less current portion	15,895	14,570
Deferred income taxes	1,826	1,733
Landfill and environmental remediation liabilities	2,888	2,700
Other liabilities	1,092	1,106
Total liabilities	25,927	24,503
Commitments and contingencies (Note 10)		
Equity:		
Waste Management, Inc. stockholders' equity:		
Common stock, $0.01 par value; 1,500,000,000 shares authorized; 630,282,461 shares issued	6	6
Additional paid-in capital	5,351	5,314
Retained earnings	14,334	13,167
Accumulated other comprehensive income (loss)	(37)	(69)
Treasury stock at cost, 228,827,218 and 222,396,166 shares, respectively	(12,751)	(11,569)
Total Waste Management, Inc. stockholders' equity	6,903	6,849
Noncontrolling interests	(7)	15
Total equity	6,896	6,864
Total liabilities and equity	$ 32,823	$ 31,367

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Millions, Except per Share Amounts)

	Year Ended December 31,		
	2023	2022	2021
Operating revenues	$ 20,426	$ 19,698	$ 17,931
Costs and expenses:			
Operating	12,606	12,294	11,111
Selling, general and administrative	1,926	1,938	1,864
Depreciation, depletion and amortization	2,071	2,038	1,999
Restructuring	5	1	8
(Gain) loss from divestitures, asset impairments and unusual items, net	243	62	(16)
	16,851	16,333	14,966
Income from operations	3,575	3,365	2,965
Other income (expense):			
Interest expense, net	(500)	(378)	(365)
Loss on early extinguishment of debt, net	—	—	(220)
Equity in net losses of unconsolidated entities	(60)	(67)	(36)
Other, net	6	(2)	5
	(554)	(447)	(616)
Income before income taxes	3,021	2,918	2,349
Income tax expense	745	678	532
Consolidated net income	2,276	2,240	1,817
Less: Net income (loss) attributable to noncontrolling interests	(28)	2	1
Net income attributable to Waste Management, Inc.	$ 2,304	$ 2,238	$ 1,816
Basic earnings per common share	$ 5.69	$ 5.42	$ 4.32
Diluted earnings per common share	$ 5.66	$ 5.39	$ 4.29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Millions)

	Year Ended December 31,		
	2023	2022	2021
Consolidated net income	$ 2,276	$ 2,240	$ 1,817
Other comprehensive income (loss), net of tax:			
Derivative instruments, net	14	3	9
Available-for-sale securities, net	(11)	(24)	(6)
Foreign currency translation adjustments	26	(65)	(28)
Post-retirement benefit obligations, net	3	—	3
Other comprehensive income (loss), net of tax	32	(86)	(22)
Comprehensive income	2,308	2,154	1,795
Less: Comprehensive income (loss) attributable to noncontrolling interests	(28)	2	1
Comprehensive income attributable to Waste Management, Inc.	$ 2,336	$ 2,152	$ 1,794

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Consolidated net income	$ 2,276	$ 2,240	$ 1,817
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	2,071	2,038	1,999
Deferred income tax expense (benefit)	83	49	(77)
Interest accretion on landfill and environmental remediation liabilities	130	112	111
Provision for bad debts	56	50	37
Equity-based compensation expense	93	84	108
Net gain on disposal of assets	(42)	(21)	(25)
Goodwill impairment	168	—	—
(Gain) loss from divestitures, asset impairments (other than goodwill) and other, net	75	62	(16)
Equity in net losses of unconsolidated entities, net of dividends	60	67	38
Loss on early extinguishment of debt, net	—	—	220
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	(161)	(329)	28
Other current assets	(2)	(35)	(39)
Other assets	61	42	34
Accounts payable and accrued liabilities	90	393	206
Deferred revenues and other liabilities	(239)	(216)	(103)
Net cash provided by operating activities	4,719	4,536	4,338
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(170)	(377)	(75)
Capital expenditures	(2,895)	(2,587)	(1,904)
Proceeds from divestitures of businesses and other assets, net of cash divested	78	27	96
Other, net	(104)	(126)	(11)
Net cash used in investing activities	(3,091)	(3,063)	(1,894)
Cash flows from financing activities:			
New borrowings	21,306	8,688	7,948
Debt repayments	(20,394)	(7,328)	(8,404)
Premiums and other paid on early extinguishment of debt	—	—	(211)
Common stock repurchase program	(1,302)	(1,500)	(1,350)
Cash dividends	(1,136)	(1,077)	(970)
Exercise of common stock options	44	44	66
Tax payments associated with equity-based compensation transactions	(31)	(39)	(28)
Other, net	(11)	(4)	49
Net cash used in financing activities	(1,524)	(1,216)	(2,900)
Effect of exchange rate changes on cash, cash equivalents and restricted cash and cash equivalents	3	(6)	2
Increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	107	251	(454)
Cash, cash equivalents and restricted cash and cash equivalents at beginning of period	445	194	648
Cash, cash equivalents and restricted cash and cash equivalents at end of period	$ 552	$ 445	$ 194
Reconciliation of cash, cash equivalents and restricted cash and cash equivalents at end of period:			
Cash and cash equivalents	$ 458	$ 351	$ 118
Restricted cash and cash equivalents included in other current assets	10	25	7
Restricted cash and cash equivalents included in restricted funds	84	69	69
Cash, cash equivalents and restricted cash and cash equivalents at end of period	$ 552	$ 445	$ 194

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions, Except Shares in Thousands)

| | | Waste Management, Inc. Stockholders' Equity | | | | | | |
	Total	Common Stock Shares	Common Stock Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock Shares	Treasury Stock Amounts	Noncontrolling Interests
Balance, December 31, 2020	$ 7,454	630,282	$ 6	$ 5,129	$ 11,159	$ 39	(207,481)	$ (8,881)	$ 2
Consolidated net income	1,817	—	—	—	1,816	—	—	—	1
Other comprehensive income (loss), net of tax	(22)	—	—	—	—	(22)	—	—	—
Cash dividends declared of $2.30 per common share	(970)	—	—	—	(970)	—	—	—	—
Equity-based compensation transactions, net	198	—	—	110	(1)	—	2,049	89	—
Common stock repurchase program	(1,350)	—	—	(70)	—	—	(8,731)	(1,280)	—
Other, net	(1)	—	—	—	—	—	4	—	(1)
Balance, December 31, 2021	$ 7,126	630,282	$ 6	$ 5,169	$ 12,004	$ 17	(214,159)	$ (10,072)	$ 2
Consolidated net income	2,240	—	—	—	2,238	—	—	—	2
Other comprehensive income (loss), net of tax	(86)	—	—	—	—	(86)	—	—	—
Cash dividends declared of $2.60 per common share	(1,077)	—	—	—	(1,077)	—	—	—	—
Equity-based compensation transactions, net	150	—	—	75	2	—	1,555	73	—
Common stock repurchase program	(1,500)	—	—	70	—	—	(9,796)	(1,570)	—
Acquisitions and other, net	11	—	—	—	—	—	4	—	11
Balance, December 31, 2022	$ 6,864	630,282	$ 6	$ 5,314	$ 13,167	$ (69)	(222,396)	$ (11,569)	$ 15
Consolidated net income	2,276	—	—	—	2,304	—	—	—	(28)
Other comprehensive income (loss), net of tax	32	—	—	—	—	32	—	—	—
Cash dividends declared of $2.80 per common share	(1,136)	—	—	—	(1,136)	—	—	—	—
Equity-based compensation transactions, net	169	—	—	97	(1)	—	1,406	73	—
Common stock repurchase program	(1,315)	—	—	(60)	—	—	(7,840)	(1,255)	—
Other, net	6	—	—	—	—	—	3	—	6
Balance, December 31, 2023	$ 6,896	630,282	$ 6	$ 5,351	$ 14,334	$ (37)	(228,827)	$ (12,751)	$ (7)

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2023, 2022 and 2021

1. Basis of Presentation

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; its wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management, Inc. or its subsidiaries are the primary beneficiaries as described in Note 18. Waste Management, Inc. is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., together with its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to Waste Management, Inc., the parent holding company.

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. Our solid waste business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, recycling and resource recovery services. Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S. and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel that we allocate to our natural gas fleet.

To enhance transparency regarding our financial performance, highlight the strength and consistency of our core solid waste businesses, and underscore our commitment to sustainability through planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy businesses, beginning in the fourth quarter of 2023, our senior management revised its segment reporting to (i) reflect the financial results of our collection, transfer, disposal and resource recovery services businesses independently; (ii) combine the results of all recycling facilities from our East and West Tier segments with our recycling brokerage and sales activities to form a newly created Recycling Processing and Sales reportable segment and (iii) include our WM Renewable Energy business as a reportable segment. Accordingly, our senior management now evaluates, oversees and manages the financial performance of our business through four reportable segments, referred to as (i) Collection and Disposal - East Tier ("East Tier"); (ii) Collection and Disposal - West Tier ("West Tier"); (iii) Recycling Processing and Sales and (iv) WM Renewable Energy. Our East and West Tier, along with certain ancillary services not managed through our tier segments, but that support our collection and disposal operations, form our "Collection and Disposal" businesses. We also provide additional services not managed through our four reportable segments, which are presented as Corporate and Other. Refer to Note 19 for further discussion.

Reclassifications

When necessary, reclassifications have been made to our prior period financial information to conform to the current year presentation and are not material to our consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of WMI, its wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. Investments in unconsolidated entities are accounted for under the appropriate method of accounting.

Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with precision from available data or simply cannot be calculated. In some cases, these estimates are difficult to determine, and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, long-lived asset impairments, intangible asset impairments and the fair value of assets and liabilities acquired in business combinations. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Cash and Cash Equivalents

Cash in excess of current operating requirements is invested in short-term interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments held within restricted funds, and accounts receivable. We make efforts to control our exposure to credit risk associated with these instruments by (i) placing our assets and other financial interests with a diverse group of credit-worthy financial institutions; (ii) holding high-quality financial instruments while limiting investments in any one instrument and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures, although generally we do not have collateral requirements for credit extensions. We also control our exposure associated with trade receivables by discontinuing service, to the extent allowable, to non-paying customers. However, our overall credit risk associated with trade receivables is limited due to the large number and diversity of customers we serve. As of December 31, 2023 and 2022, no single customer represented greater than 5% of total accounts receivable.

Accounts and Other Receivables

Our receivables, which are recorded when billed, when services are performed or when cash is advanced, are claims against third parties that will generally be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends; type of customer, such as municipal or commercial; the age of outstanding receivables and existing as well as expected economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful. Also, we recognize interest income on long-term interest-bearing notes receivable as the interest accrues under the terms of the notes. We no longer accrue interest once the notes are deemed uncollectible.

The following table reflects the activity in our allowance for doubtful accounts of trade receivables for the year ended December 31 (in millions):

	2023	2022
Balance as of January 1	$ 26	$ 25
Additions charged to expense	53	55
Accounts written-off, net of recoveries	(58)	(49)
Acquisitions, divestitures and other, net	9	(5)
Balance as of December 31	$ 30	$ 26

To determine the allowance for doubtful accounts for trade receivables, we rely upon, among other factors, historical loss trends, the age of outstanding receivables, and existing as well as expected economic conditions. We determined that all of our trade receivables share similar risk characteristics. We monitor our credit exposure on an ongoing basis and assess whether assets in the pool continue to display similar risk characteristics. Based on aging analysis as of both December 31, 2023 and 2022, approximately 90% of our trade receivables were outstanding less than 60 days.

To determine the allowance for doubtful accounts for other receivables, as well as loans and other instruments, we rely primarily on credit ratings and associated default rates based on the maturity of the instrument. Other receivables, as of December 31, 2023 and 2022, include receivables related to income tax payments in excess of our current income tax obligations of $120 million and $150 million, respectively. Other receivables as of December 31, 2023 and 2022 also include a receivable of $26 million and $19 million, respectively, related to alternative fuel tax credits. Based on an aging analysis as of December 31, 2023 and 2022, approximately 50% and 55%, respectively, of our other receivables were due within 12 months or less.

Parts and Supplies

Parts and supplies consist primarily of spare parts, fuel, tires, lubricants and processed recycling materials. Our parts and supplies are stated at the lower of cost (using the average cost method) or market.

Landfill Accounting

Cost Basis of Landfill Assets — We capitalize various costs that we incur to make a landfill ready to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property); permitting; excavation; liner material and installation; landfill leachate collection systems; landfill gas collection systems; environmental monitoring equipment for groundwater and landfill gas; and directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes asset retirement costs, which represent estimates of future costs associated with landfill final capping, closure and post-closure activities. These costs are discussed below.

Final Capping, Closure and Post-Closure Costs — Following is a description of our asset retirement activities and our related accounting:

- *Final Capping* — Generally involves the installation of flexible membrane liners and geosynthetic clay liners, drainage and compacted soil layers and topsoil over areas of a landfill where total airspace has been consumed. Final capping asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed related to the specific final capping event with a corresponding increase in the landfill asset. Each final capping event is accounted for as a discrete obligation and recorded as an asset and a liability based on estimates of the discounted cash flows associated with each final capping event.

- *Closure* — Includes the construction of the final portion of methane gas collection systems (when required), demobilization and routine maintenance costs. These are costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

- *Post-Closure* — Involves the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. Generally, we are required to maintain and monitor landfill sites for a 30-year period. These maintenance and monitoring costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Post-closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques. In many cases, we contract with third parties to fulfill our obligations for final capping, closure and post-closure. We use historical experience, professional engineering judgment and quoted or actual prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized is recognized as a component of operating income when the work is completed.

Once we have determined final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. As of December 31, 2023, 2022 and 2021, we inflated these costs in current dollars to the expected time of payment using an inflation rate of 2.50%, 2.50% and 2.25%, respectively. We discounted these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred, consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted average rate applicable to our long-term asset retirement obligations as of December 31, 2023 was approximately 4.8%.

We record the estimated fair value of final capping, closure and post-closure liabilities for our landfills based on the airspace consumed through the current period. The fair value of final capping obligations is developed based on our estimates of the airspace consumed to date for each final capping event and the expected timing of each final capping event. The fair value of closure and post-closure obligations is developed based on our estimates of the airspace consumed to date for the entire landfill and the expected timing of each closure and post-closure activity. Because these obligations are measured at estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if significant facts change.

Sustained changes in inflation rates or the estimated costs, timing or extent of future final capping, closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and landfill asset and (ii) a change in liability and asset amounts to be recorded prospectively over either the remaining permitted and expansion airspace (as defined below) of the related discrete final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Any changes related to the capitalized and future cost of the landfill assets are then recognized in accordance with our landfill depletion policy, which would generally result in depletion expense being recognized prospectively over the remaining permitted and expansion airspace of the final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Changes in such estimates associated with a fully consumed landfill result in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace depletion expense.

Interest accretion on final capping, closure and post-closure liabilities is recorded using the effective interest method and is recorded as landfill operating costs, which is included in operating expenses within our Consolidated Statements of Operations.

Depletion of Landfill Assets — The depletable basis of a landfill includes (i) amounts previously expended and capitalized; (ii) capitalized landfill final capping, closure and post-closure costs; (iii) projections of future purchase and development costs required to develop the landfill site to its remaining permitted and expansion airspace (as defined below) and (iv) projected asset retirement costs related to landfill final capping, closure and post-closure activities.

Depletion is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing each component of the depletable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. For landfills that we do not own, but operate through lease or other contractual agreements, the rate per ton is calculated based on expected airspace to be utilized over the lesser of the contractual term of the underlying agreement or the life of the landfill.

We apply the following guidelines in determining a landfill's remaining permitted and expansion airspace:

- *Remaining Permitted Airspace* — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

- *Expansion Airspace* — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, for unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, we must believe that obtaining the expansion permit is likely. Second, we must generally expect the initial expansion permit application to be submitted within one year and the final expansion permit to be received within five years, in addition to meeting the following criteria:

  - Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;

  - We have a legal right to use or obtain land to be included in the expansion plan;

  - There are no significant known technical, legal, community, business, or political restrictions or similar issues that could negatively affect the success of such expansion; and

  - Financial analysis has been completed based on conceptual design, and the results demonstrate that the expansion meets Company criteria for investment.

These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our Chief Financial Officer on a quarterly basis. Of the 16 landfill sites with expansions included as of December 31, 2023, two landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace because the permit application process did not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the depletable basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor ("AUF") is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will consider several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton depletion rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower earnings may be experienced due to higher depletion rates or higher expenses; or higher earnings may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher depletion expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills, subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party ("PRP") investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean up.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;

- Information available from regulatory agencies as to costs of remediation;

- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and

- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Estimating our degree of responsibility for remediation is inherently difficult. We recognize and accrue for an estimated remediation liability when we determine that such liability is both probable and reasonably estimable. Determining the method and ultimate cost of remediation requires that a number of assumptions be made. There can sometimes be a range of reasonable estimates of the costs associated with the likely site remediation alternatives identified in the environmental impact investigation. In these cases, we use the amount within the range that is our best estimate. If no amount within a range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges (where estimable), our aggregate potential liability would be approximately $85 million higher than the $209 million recorded in the Consolidated Balance Sheet as of December 31, 2023. Our ultimate responsibility may differ materially from current estimates. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, the inability to identify other PRPs, the inability of other PRPs to contribute to the settlements of such liabilities, or other factors could require us to record additional liabilities. Our ongoing review of our remediation liabilities, in light of relevant internal and external facts and circumstances, could result in revisions to our accruals that could cause upward or downward adjustments to our balance sheet and income from operations. These adjustments could be material in any given period.

Where we believe that both the amount of a particular environmental remediation liability and the timing of the payments are fixed or reliably determinable, we inflate the cost in current dollars until the expected time of payment and discount the cost to present value using a risk-free discount rate, which is based on the rate for U.S. Treasury bonds with a term approximating the weighted average period until settlement of the underlying obligation.

Property and Equipment (exclusive of landfills, discussed above)

We record property and equipment at cost. Expenditures for major additions and improvements are capitalized and maintenance activities are expensed as incurred. We depreciate property and equipment over the estimated useful life of the asset using the straight-line method. We generally assume no salvage value for our depreciable property and equipment. When property and equipment are retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from our accounts and any resulting gain or loss is included in results of operations as an offset or increase to operating expense for the period.

The estimated useful lives for significant property and equipment categories are as follows (in years):

	Useful Lives
Vehicles — excluding rail haul cars	3 to 10
Vehicles — rail haul cars	10 to 30
Machinery and equipment (a)	3 to 30
Buildings and improvements	5 to 40
Furniture, fixtures and office equipment	3 to 10

(a) Includes recycling and renewable natural gas ("RNG") facilities as well as containers.

Leases

We lease property and equipment in the ordinary course of our business. Our operating lease activities primarily consist of leases for real estate, landfills and operating equipment. Our financing lease activities primarily consist of leases for operating equipment, railcars and landfill assets. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or financing leases, as appropriate.

Operating Leases (excluding landfill leases discussed below) — The majority of our leases are operating leases. This classification generally can be attributed to either (i) relatively low fixed minimum lease payments as a result of real property lease obligations that vary based on the volume of waste we receive or process or (ii) minimum lease terms that are much shorter than the assets' economic useful lives. Management expects that in the normal course of business our operating leases will be renewed, replaced by other leases or replaced with fixed asset expenditures.

Financing Leases (excluding landfill leases discussed below) — Assets under financing leases are capitalized using interest rates determined at the commencement of each lease and are depreciated over either the useful life of the asset or the lease term, as appropriate, on a straight-line basis. The present value of the related lease payments is recorded as a debt obligation.

Landfill Leases — From an operating perspective, landfills that we lease are similar to landfills we own because generally we will operate the landfill for the life of the operating permit. The most significant portion of our rental obligations for landfill leases is contingent upon operating factors such as disposal volume and often there are no contractual minimum rental obligations. Contingent rental obligations are expensed as incurred. For landfill financing leases that provide for minimum contractual rental obligations, we record the present value of the minimum obligation as part of the landfill asset, which is depleted on a units-of-consumption basis over the shorter of the lease term or the life of the landfill.

For operating and financing leases, including landfill leases, our rent expense for each of the last three years and future minimum lease payments are disclosed in Note 7.

Acquisitions

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration — In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted revenue levels, targeted disposal volumes or the issuance of permits for expanded landfill airspace. We have recognized liabilities for these contingent obligations based on their estimated fair value as of the date of acquisition with any differences between the acquisition-date fair value, subsequent remeasurements and the ultimate settlement of the obligations being recognized as an adjustment to income from operations. Refer to Note 11 for adjustments recognized during the reported periods.

Acquired Assets and Assumed Liabilities — Assets and liabilities arising from contingencies such as pre-acquisition environmental matters and litigation are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be readily determined, they are recognized as of the acquisition date if the contingencies are probable and an amount can be reasonably estimated.

Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. Subsequent to finalization of purchase accounting, these revisions are accounted for as adjustments to income from operations. All acquisition-related transaction costs are expensed as incurred. See Note 17 for additional information related to our acquisitions.

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets

Goodwill is the excess of our purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill, but as discussed in the *Long-Lived Asset Impairments* section below, we assess our goodwill for impairment at least annually.

Other intangible assets consist primarily of customer and supplier relationships, covenants not-to-compete, licenses, permits (other than landfill permits, which are combined with landfill tangible assets and depleted per our landfill depletion policy), and other contracts. Other intangible assets are recorded at fair value on the acquisition date and are generally amortized using either a 150% declining balance approach or a straight-line basis as we determine appropriate. Customer and supplier relationships are typically amortized over terms of 10 to 15 years. Covenants not-to-compete are amortized over the term of the non-compete covenant, which is generally five years. Licenses, permits and other contracts are amortized over the definitive terms of the related agreements. If the underlying agreement does not contain definitive terms and the useful life is determined to be indefinite, the asset is not amortized.

Long-Lived Asset Impairments

We assess our long-lived assets for impairment as required under the applicable accounting standards. If necessary, impairments are recorded in (gain) loss from divestitures, asset impairments and unusual items, net in our Consolidated Statements of Operations.

Property and Equipment, Including Landfills and Definite-Lived Intangible Assets — We monitor the carrying value of our long-lived assets for potential impairment on an ongoing basis and test the recoverability of such assets generally using significant unobservable ("Level 3") inputs whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value and the difference is recorded in the period that the impairment indicator occurs. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) third-party valuations and/or (iii) information available regarding the current market for similar assets. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded.

Indefinite-Lived Intangible Assets, Including Goodwill — At least annually using a measurement date of October 1, and more frequently if warranted, we assess our indefinite-lived intangible assets, including the goodwill of our reporting units, for impairment.

We first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the assessment indicates a possible impairment, we complete a quantitative review, comparing the estimated fair value of a reporting unit to its carrying amount, including goodwill. An impairment charge is recognized if the asset's estimated fair value is less than its carrying amount. Fair value is typically estimated using an income approach using Level 3 inputs. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units' earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

Refer to Note 11 for information related to impairments recognized during the reported periods.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, general liability, automobile liability and workers' compensation claims programs. For our self-insured portions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation or internal estimates. The gross estimated liability associated with settling unpaid claims is included in accrued liabilities in our Consolidated Balance Sheets if expected to be settled within one year; otherwise, it is included in other long-term liabilities. Estimated insurance recoveries related to recorded liabilities are reflected as other current receivables or other long-term assets in our Consolidated Balance Sheets when we believe that the receipt of such amounts is probable.

We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. We continue to maintain conventional insurance policies with third-party insurers. WMI pays an annual premium to the insurance captive on behalf of WMI and its insured subsidiaries, typically in the first quarter of the year, for estimated losses based on an external actuarial analysis. These premiums are held in a restricted funds account to be used solely for paying insurance claims, resulting in a transfer of risk from our Company to the insurance captive, and are allocated between current and long-term assets depending on estimated timing of the use of funds.

Restricted Funds

Our restricted funds accounts primarily consist of funds deposited for purposes of funding insurance claims and settling landfill final capping, closure, post-closure and environmental remediation obligations. These funds are generally allocated between cash, money market funds, equity securities and available-for-sale debt securities depending on the estimated timing and purpose of the use of funds. We use a wholly-owned insurance captive to insure the deductibles for certain claims programs and the premiums paid are directly deposited into a restricted funds account to be used solely for paying insurance claims. At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Balances maintained in these restricted funds accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds; (iv) acquisitions or divestitures and (v) changes in the fair value of the financial instruments held in the restricted funds accounts.

See Notes 16 and 18 for additional discussion related to restricted funds accounts for final capping, closure, post-closure or environmental remediation obligations.

Investments in Unconsolidated Entities

Investments in unconsolidated entities over which the Company has significant influence are accounted for under the equity method of accounting. Equity investments in which the Company does not have the ability to exert significant influence over the investees' operating and financing activities are measured using a quantitative approach as these investments do not have readily determinable fair values. The quantitative approach, or measurement alternative, is equal to its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The fair value of our redeemable preferred stock has been measured based on third-party investors' recent or pending transactions in these securities, which are considered the best evidence of fair value. The following table summarizes our investments in unconsolidated entities as of December 31 (in millions):

	2023	2022
Equity method investments.	$ 538	$ 460
Investments without readily determinable fair values	68	62
Redeemable preferred stock	—	56
Investments in unconsolidated entities	$ 606	$ 578

We monitor and assess the carrying value of our investments throughout the year for potential impairment and write them down to their fair value when other-than-temporary declines exist. Fair value is generally based on (i) other third-party investors' recent or pending transactions in the securities; (ii) other information available regarding the current market for similar assets; (iii) a market or income approach, as deemed appropriate and/or (iv) a quantitative approach, or measurement alternative, as noted above. Impairments of our investments are recorded in (gain) loss from divestitures, asset impairments and unusual items, net in our Consolidated Statements of Operations in accordance with appropriate accounting guidance.

Refer to Note 11, Note 12 and Note 16 for information related to impairments and other adjustments recognized during the reported periods.

Foreign Currency

Our operations are primarily in the U.S. but we also have significant operations in Canada. Additionally, we have certain support functions in India. Local currencies generally are considered the functional currencies of our operations and investments outside the U.S. The assets and liabilities of our foreign operations are translated to U.S. dollars using the exchange rate as of the balance sheet date. Revenues and expenses are translated to U.S. dollars using the average exchange rate during the period. The resulting translation difference is reflected as a component of other comprehensive income (loss). Foreign currency translation adjustments have primarily been impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate which was 1.3243 at December 31, 2023, 1.3554 at December 31, 2022 and 1.2639 at December 31, 2021. Refer to Note 12 for information regarding the impacts of foreign currency on our comprehensive income and results of operations.

Revenue Recognition

We generally recognize revenue as services are performed or products are delivered. For example, revenue typically is recognized as waste is collected, tons are received at our landfills or transfer stations, or recycling commodities are collected or delivered as product. We bill for certain services prior to performance. Such services include, among others, certain commercial and residential contracts, and equipment rentals. These advanced billings are included in deferred revenues and recognized as revenue in the period service is provided.

Our Collection and Disposal operating revenues are primarily generated from fees charged for our collection, transfer and disposal. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or recycling facility and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, considering our cost of loading, transporting and disposing of the solid waste at a disposal site. The fees we charge for our services generally include applicable fees, such as our energy surcharge, which are intended to pass through to customers direct and indirect costs incurred.

Recycling Processing and Sales revenues generally consist of tipping fees and the sale of recycling commodities to and/or on behalf of third parties.

Our WM Renewable Energy revenue is primarily generated from (i) the sale of captured and converted landfill methane gas; (ii) the sale of Renewable Identification Numbers ("RINs") under the Renewable Fuel Standard ("RFS") program implemented by the U.S. Environmental Protection Agency ("EPA"); (iii) sale of Low Carbon Fuel credits designed to stimulate the use of low-carbon fuels and (iv) the sale of energy (electricity and capacity) and associated Renewable Energy Credits ("RECs").

See Note 19 for additional information related to revenue by reportable segment and major lines of business.

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance and classify them as current since they are earned within a year and there are no significant financing components. Substantially all our deferred revenues during the reported periods are realized as revenues within one to three months, when the related services are performed.

Contract Acquisition Costs

Our incremental direct costs of obtaining a contract, which consist primarily of sales incentives, are generally deferred and amortized to selling, general and administrative expense over the estimated life of the relevant customer relationship, ranging from five to 13 years. Contract acquisition costs that are paid to the customer are deferred and amortized as a reduction in revenue over the contract life. Our contract acquisition costs are classified as current or noncurrent based on the timing of when we expect to recognize amortization and are included in other assets in our Consolidated Balance Sheets.

As of December 31, 2023 and 2022, we had $207 million and $192 million of deferred contract costs, respectively, of which $148 million and $137 million, respectively, were related to deferred sales incentives. During each of the years ended December 31, 2023, 2022 and 2021, we amortized $26 million, $24 million and $23 million, respectively, of sales incentives to selling, general and administrative expense.

Long-Term Contracts

Approximately 20% of our total revenue is derived from contracts with a remaining term greater than one year. The consideration for these contracts is primarily variable in nature. The variable elements of these contracts primarily include the number of homes and businesses served and annual rate changes based on consumer price index, fuel prices or other operating costs. Such contracts are generally within our collection, recycling and other lines of business and have a weighted average remaining contract life of approximately four years. We do not disclose the value of unsatisfied performance obligations for these contracts as our right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

Capitalized Interest

We capitalize interest on certain projects under development, including landfill expansion projects, certain assets under construction, including operating landfills and landfill gas-to-energy projects and internal-use software. During 2023, 2022 and 2021, total interest costs were $590 million, $425 million and $388 million, respectively, of which $63 million, $29 million and $13 million was capitalized in 2023, 2022 and 2021, respectively.

Income Taxes

The Company is primarily subject to income tax in the U.S. and Canada. Current tax obligations associated with our income tax expense are reflected in the accompanying Consolidated Balance Sheets as a component of accrued liabilities and our deferred tax obligations are reflected in deferred income taxes.

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. Deferred income tax expense represents the change during the reporting period in the deferred tax assets and liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our income tax expense.

Should interest and penalties be assessed by taxing authorities on any underpayment of income tax, such amounts would be accrued and classified as a component of our income tax expense in our Consolidated Statements of Operations.

See Note 8 for discussion of our income taxes.

Contingent Liabilities

We estimate the amount of potential exposure we may have with respect to claims, assessments and litigation in accordance with authoritative guidance on accounting for contingencies. We are party to pending or threatened legal proceedings covering a wide range of matters in various jurisdictions. It is difficult to predict the outcome of litigation, as it is subject to many uncertainties. Additionally, it is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such contingencies. See Note 10 for discussion of our commitments and contingencies.

Supplemental Cash Flow Information

The following table shows supplemental cash flow information for the year ended December 31 (in millions):

	2023	2022	2021
Interest, net of capitalized interest	$ 447	$ 348	$ 387
Income taxes (a)	636	736	370

(a) The increase in income taxes paid in 2022 is primarily due to the increase in pre-tax book income during 2022 and a deposit of approximately $103 million made to the Internal Revenue Service ("IRS") in the fourth quarter of 2022 related to a disputed tax matter for which we expect to seek a refund. See Note 8 for further discussion.

During 2023, we had $276 million of non-cash financing activities primarily from our low-income housing investment and new financing leases, which are discussed further in Notes 6 and 8. During 2022, we had $225 million of non-cash financing activities primarily from our low-income housing investment and new financing leases. Additionally, we had approximately $25 million and $135 million of non-cash investing activities related to non-cash consideration transferred as part of our acquisitions in 2023 and 2022, respectively. See Note 17 for further discussion of our 2022 acquisitions. During 2021, we had $30 million of non-cash financing activities from new financing leases. Non-cash investing and financing activities are generally excluded from the Consolidated Statements of Cash Flows.

3. Landfill and Environmental Remediation Liabilities

Liabilities for landfill and environmental remediation costs as of December 31 are presented in the table below (in millions):

	2023			2022		
	Landfill	Environmental Remediation	Total	Landfill	Environmental Remediation	Total
Current (in accrued liabilities)	$ 143	$ 31	$ 174	$ 137	$ 31	$ 168
Long-term	2,710	178	2,888	2,527	173	2,700
	$ 2,853	$ 209	$ 3,062	$ 2,664	$ 204	$ 2,868

The changes to landfill and environmental remediation liabilities for the year ended December 31, 2023 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2022	$ 2,664	$ 204
Obligations incurred and capitalized	79	—
Obligations settled	(147)	(27)
Interest accretion	124	6
Revisions in estimates and interest rate assumptions	131	26
Acquisitions, divestitures and other adjustments	2	—
December 31, 2023	$ 2,853	$ 209

Our recorded liabilities as of December 31, 2023 include the impacts of inflating certain of these costs based on our expectations of the timing of cash settlement.

4. Property and Equipment

Property and equipment as of December 31 consisted of the following (in millions):

	2023	2022
Land	$ 772	$ 752
Landfills	19,473	18,526
Vehicles	6,581	6,173
Machinery and equipment (a)	4,989	4,401
Containers	3,104	3,021
Buildings and improvements	4,266	3,809
Furniture, fixtures and office equipment	609	664
	39,794	37,346
Less: Accumulated depreciation of tangible property and equipment	(11,183)	(10,731)
Less: Accumulated depletion of landfill airspace	(11,643)	(10,896)
Property and equipment, net	$ 16,968	$ 15,719

(a) As of December 31, 2023 and 2022, includes $1.5 billion and $1.1 billion, respectively, related to recycling facilities. As of December 31, 2023 and 2022, includes $720 million and $570 million, respectively, related to RNG facilities.

See Note 11 for information regarding asset impairments.

Depreciation and depletion expense, including for assets recorded as financing leases, consisted of the following for the year ended December 31 (in millions):

	2023	2022	2021
Depreciation of tangible property and equipment	$ 1,197	$ 1,155	$ 1,125
Depletion of landfill airspace	745	754	731
Depreciation and depletion expense	$ 1,942	$ 1,909	$ 1,856

See Note 5 for information regarding amortization of our intangible assets.

5. Goodwill and Other Intangible Assets

Goodwill was $9,254 million and $9,323 million as of December 31, 2023 and 2022, respectively. As discussed in Note 2, we perform our annual impairment test of goodwill balances for our reporting units using a measurement date of October 1. We will also perform interim tests if an impairment indicator exists. As a result of a longer-than-anticipated ramp toward full scale and profitability of a business engaged in accelerating film and plastic wrap recycling capabilities, we recorded a goodwill impairment charge of $168 million, with $22 million attributable to noncontrolling interests. This charge was partially offset by the recognition of $46 million of income related to the reversal of a liability for contingent consideration associated with our investment in such business. We have a controlling interest in the business, and it is, therefore, consolidated in our financial statements as part of our Recycling Processing and Sales segment. Fair value of the business was estimated using an income approach based on long-term projected discounted future cash flows of the reporting unit. Partially offsetting the decrease in our goodwill balance was a $90 million increase in goodwill associated with acquisitions primarily within our Collection and Disposal businesses. See Notes 11 and 17 for additional information.

Goodwill is included within each segment's total assets. For segment reporting purposes, our recycling facilities and recycling brokerage services are included within our Recycling Processing and Sales segment. Prior to 2023, our recycling facilities were reflected as a component of the respective Tier segments and our recycling brokerage services were included as a component of our "Other" operations. Reclassifications have been made to our prior period consolidated financial information to conform to the current year presentation. The following table presents changes in goodwill during the reported periods (in millions):

| | Collection and Disposal | | | Recycling Processing | | |
	East Tier	West Tier	Other Ancillary	and Sales	Other	Total
Balance, December 31, 2021	$ 5,008	$ 3,673	$ 25	$ 321	$ 1	$ 9,028
Acquired goodwill.	92	24	2	207	—	325
Divested goodwill	—	—	—	—	—	—
Foreign currency translation and other	(28)	(1)	—	(1)	—	(30)
Balance, December 31, 2022	$ 5,072	$ 3,696	$ 27	$ 527	$ 1	$ 9,323
Acquired goodwill	13	70	—	7	—	90
Divested goodwill	—	—	—	—	—	—
Impairments.	—	—	—	(168)	—	(168)
Foreign currency translation and other	9	—	—	—	—	9
Balance, December 31, 2023	$ 5,094	$ 3,766	$ 27	$ 366	$ 1	$ 9,254

Our other intangible assets consisted of the following as of December 31 (in millions):

	Customer and Supplier Relationships	Covenants Not-to-Compete	Licenses, Permits and Other	Total
2023				
Intangible assets	$ 1,235	$ 46	$ 141	$ 1,422
Less: Accumulated amortization.	(551)	(19)	(93)	(663)
	$ 684	$ 27	$ 48	$ 759
2022				
Intangible assets	$ 1,288	$ 51	$ 141	$ 1,480
Less: Accumulated amortization.	(543)	(23)	(87)	(653)
	$ 745	$ 28	$ 54	$ 827

Amortization expense for other intangible assets was $129 million, $129 million and $143 million for 2023, 2022 and 2021, respectively. Additional information related to other intangible assets acquired through business combinations is included in Note 17. As of December 31, 2023 and 2022, we had $21 million and $19 million, respectively, of licenses, permits and other intangible assets that are not subject to amortization because they do not have stated expirations or have routine, administrative renewal processes. As of December 31, 2023, we expect annual amortization expense related to other intangible assets to be $119 million in 2024, $109 million in 2025, $86 million in 2026, $80 million in 2027 and $66 million in 2028.

6. Debt and Derivatives

The following table summarizes the major components of debt at principal amounts as of each balance sheet date (in millions) and provides the maturities and interest rate ranges of each major category as of December 31:

	2023	2022
Commercial paper program (weighted average interest rate of 5.6% as of December 31, 2023 and 4.9% as of December 31, 2022)	$ 860	$ 1,730
Senior notes, maturing through 2050, interest rates ranging from 0.75% to 7.75% (weighted average interest rate of 3.7% as of December 31, 2023 and 3.2% as of December 31, 2022)	11,376	8,626
Term Loan, interest rate of 5.1% as of December 31, 2022	—	1,000
Canadian senior notes, C$500 million maturing September 2026, interest rate of 2.6%	378	369
Tax-exempt bonds, maturing through 2053, fixed and variable interest rates ranging from 0.55% to 5.0% (weighted average interest rate of 3.3% as of December 31, 2023 and 2.7% as of December 31, 2022)	2,883	2,648
Financing leases and other, maturing through 2071 (weighted average interest rate of 5.0% as of December 31, 2023 and 4.7% as of December 31, 2022) (a)	855	699
Debt issuance costs, discounts and other	(123)	(88)
	16,229	14,984
Current portion of long-term debt	334	414
Long-term debt, less current portion	$ 15,895	$ 14,570

(a) Excluding our landfill financing leases, the maturities of our financing leases and other debt obligations extend through 2059.

Debt Classification

As of December 31, 2023, we had approximately $2.8 billion of debt maturing within the next 12 months, including (i) $1.6 billion of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities; (ii) $859 million of short-term borrowings under our commercial paper program (net of related discount on issuance); (iii) $175 million of other debt with scheduled maturities within the next 12 months, including $60 million of tax-exempt bonds, and (iv) $156 million of 3.5% senior notes that mature in May 2024. As of December 31, 2023, we have classified $2.4 billion of debt maturing in the next 12 months as long-term because we have the intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility"), as discussed below. The remaining $334 million of debt maturing in the next 12 months is classified as current obligations.

Access to and Utilization of Credit Facilities, Commercial Paper Program and Term Loan

$3.5 Billion Revolving Credit Facility — Our $3.5 billion revolving credit facility, maturing May 2027, provides us with credit capacity to be used for cash borrowings, to support letters of credit and to support our commercial paper program. The agreement includes a $1.0 billion accordion feature that may be used to increase total capacity in future periods, and we have the option to request up to two one-year extensions. Waste Management of Canada Corporation and WM Quebec Inc., each an indirect wholly-owned subsidiary of WMI, are borrowers under the $3.5 billion revolving credit facility, and the agreement permits borrowing in Canadian dollars up to the U.S. dollar equivalent of $375 million, with such borrowings to be repaid in Canadian dollars. WM Holdings, a wholly-owned subsidiary of WMI, guarantees all the obligations under the $3.5 billion revolving credit facility.

The interest rates we pay on outstanding U.S. or Canadian loans are based on a secured overnight financing rate administered by the Federal Reserve Bank of New York ("SOFR") or the Canadian Dollar Offered Rate ("CDOR"), respectively, plus a spread depending on WMI's senior public debt rating assigned by Moody's Investors Service, Inc. and Standard and Poor's Global Ratings. The spread above SOFR or CDOR can range from 0.585% to 1.025% per annum, plus a credit adjustment spread of 0.10% per annum on SOFR-based rates (the "SOFR Credit Adjustment Spread") to account for the transition from the use of LIBOR to SOFR in such rate calculations. We also pay certain other fees set forth in the $3.5 billion revolving credit facility agreement, including a facility fee based on the aggregate commitment, regardless of usage. As of December 31, 2023, we had no outstanding borrowings under this facility. We had $859 million of outstanding borrowings (net of related discount on issuance) under our commercial paper program and $180 million of letters of credit issued, both supported by the facility, leaving unused and available credit capacity of $2.5 billion as of December 31, 2023.

Commercial Paper Program — We have a commercial paper program that enables us to borrow funds for up to 397 days at competitive interest rates. The rates we pay for outstanding borrowings are based on the term of the notes. The commercial paper program is fully supported by our $3.5 billion revolving credit facility. As of December 31, 2023, we had $859 million of outstanding borrowings (net of related discount on issuance) under our commercial paper program.

Term Loan — In May 2022, we entered into a $1.0 billion, two-year, U.S. term credit agreement maturing May 2024 ("Term Loan") to support general corporate purposes. WM Holdings guaranteed all obligations under our Term Loan. The interest rate we paid on our Term Loan was generally based on SOFR, plus a spread depending on WMI's senior public debt rating assigned by Moody's Investors Service, Inc. and Standard and Poor's Global Ratings. Our Term Loan had a contractual maturity of May 2024, but we elected to repay all outstanding borrowings under our Term Loan in August 2023 with proceeds from our July 2023 senior notes issuance, which is discussed further below.

Other Letter of Credit Lines — As of December 31, 2023, we had utilized $834 million of other uncommitted letter of credit lines with terms extending through December 2027.

Debt Borrowings and Repayments

Commercial Paper Program — During the year ended December 31, 2023 we made cash repayments of $18.7 billion, which were partially offset by $17.8 billion of cash borrowings (net of related discount on issuance). A portion of these borrowings were repaid with proceeds from our senior note issuances as discussed below.

Senior Notes — In February 2023, WMI issued $750 million and $500 million of 4.625% senior notes due February 2030 and February 2033, respectively, the net proceeds of which were $1.24 billion. We used the net proceeds to reduce outstanding borrowings under our commercial paper program, repay $500 million of WMI's 2.4% senior notes upon maturity in May 2023, and for general corporate purposes, including our planned and ongoing investments in our Recycling Processing and Sales and WM Renewable Energy segments.

In July 2023, WMI issued $750 million and $1.25 billion of 4.875% senior notes due February 2029 and February 2034, respectively, the net proceeds of which were $1.97 billion. We used the net proceeds to reduce outstanding borrowings under our commercial paper program, repay $1.0 billion of outstanding borrowings under our Term Loan and for general corporate purposes.

Term Loan — In August 2023, we repaid $1.0 billion of outstanding borrowings under our Term Loan with proceeds from our July 2023 senior notes issuance discussed above and contemporaneously terminated the facility.

Tax-Exempt Bonds — We issued $300 million of tax-exempt bonds in 2023. The proceeds from the issuance of these bonds were deposited directly into a restricted trust fund to be used for the specific purpose for which the money was raised, which is generally to finance expenditures for solid waste disposal facility, recycling facility and renewable natural gas facility construction and development. In 2023, we also repaid $65 million of our tax-exempt bonds with available cash at their scheduled maturities.

Financing Leases and Other — The increase in our financing leases and other debt obligations in 2023 is primarily related to a note payable associated with our low-income housing investment discussed in Note 8, which increased our debt obligations by $183 million, and $93 million primarily related to non-cash financing leases. The increase in our debt obligations was partially offset by $120 million of cash repayments of debt at maturity.

Scheduled Debt Payments

Principal payments of our debt for the next five years and thereafter, based on scheduled maturities are as follows: $1,192 million in 2024, $1,355 million in 2025, $713 million in 2026, $1,198 million in 2027, $892 million in 2028 and $11,002 million thereafter. Our recorded debt and financing lease obligations include non-cash adjustments associated with debt issuance costs, discounts and fair value adjustments attributable to terminated interest rate derivatives, which have been excluded from these amounts because they will not result in cash payments. As discussed above, we have the intent and ability to refinance certain 2024 scheduled maturities on a long-term basis, including portions of our commercial paper borrowings and our $156 million of 3.5% senior notes that mature in May 2024. See Note 7 below for further discussion of our financing lease arrangements.

Secured Debt

Our debt balances are generally unsecured, except for financing lease obligations and the notes payable associated with our investments in low-income housing properties. See Notes 8 and 18 for additional information related to these investments.

Debt Covenants

The terms of certain of our financing arrangements require that we comply with financial and other covenants. Our most restrictive financial covenant is the one contained in our $3.5 billion revolving credit facility, which sets forth a maximum total debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization ratio (the "Leverage Ratio"). This covenant requires that the Leverage Ratio for the preceding four fiscal quarters will not be more than 3.75 to 1, provided that if an acquisition permitted under the $3.5 billion revolving credit facility involving aggregate consideration in excess of $200 million occurs during the fiscal quarter, the Company shall have the right to increase the Leverage Ratio to 4.25 to 1 during such fiscal quarter and for the following three fiscal quarters (the "Elevated Leverage Ratio Period"). There shall be no more than two Elevated Leverage Ratio Periods during the term of the $3.5 billion revolving credit facility, and the Leverage Ratio must return to 3.75 to 1 for at least one fiscal quarter between Elevated Leverage Ratio Periods. The calculation of all components used in the Leverage Ratio covenant are as defined in the $3.5 billion revolving credit facility. As of December 31, 2023 and 2022, we were in compliance with our Leverage Ratio covenant.

Our $3.5 billion revolving credit facility, senior notes and other financing arrangements also contain certain restrictions on the ability of the Company's subsidiaries to incur additional indebtedness as well as restrictions on the ability of the Company and its subsidiaries to, among other things, incur liens, engage in sale-leaseback transactions and engage in mergers and consolidations. We monitor our compliance with these restrictions, but do not believe that they significantly impact our ability to enter into investing or financing arrangements typical for our business. As of December 31, 2023 and 2022, we were in compliance with all covenants and restrictions under our financing arrangements, in addition to our Leverage Ratio covenant, that may have a material effect on our Consolidated Financial Statements.

Interest Rate Derivatives

During 2023, we entered into treasury rate locks with a total notional value of $800 million to secure underlying interest rates associated with our senior notes issuances discussed above. We designated our treasury rate locks as cash flow hedges. These treasury rate locks were terminated contemporaneously with the related issuances of senior notes in 2023, and we received cash of $19 million to settle the related assets. The deferred gains are being amortized as a decrease to interest expense over the ten-year life of the related senior notes issuances using the effective interest method.

7. Leases

Our operating lease activities primarily consist of leases for real estate, landfills (as discussed further in Note 2) and operating equipment. Our financing lease activities primarily consist of leases for operating equipment, railcars and landfill assets. Leases with an initial term of 12 months or less, which are not expected to be renewed beyond one year, are not recorded on the balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Most leases include one or more options to renew, with renewal terms generally ranging from one to 10 years. The exercise of lease renewal options is generally at our sole discretion. We include the renewal term in the calculation of the right-of-use asset and related lease liability when such renewals are reasonably certain of being exercised. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Certain of our lease agreements include rental payments based on usage and other lease agreements include rental payments adjusted periodically for inflation; these payments are treated as variable lease payments. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

When the implicit interest rate is not readily available for our leases, we discount future cash flows of the remaining lease payments using the current interest rate that would be paid to borrow on collateralized debt over a similar term, or incremental borrowing rate, at the commencement date.

Supplemental balance sheet information for our leases as of December 31 is as follows (in millions):

Leases	Classification	2023	2022
Assets			
Long-term:			
Operating	Other assets	$ 453	$ 456
Financing	Property and equipment, net of accumulated depreciation and depletion	393	328
Total lease assets		$ 846	$ 784
Liabilities			
Current:			
Operating	Accrued liabilities	$ 66	$ 64
Financing	Current portion of long-term debt	53	44
Long-term:			
Operating	Other liabilities	452	460
Financing	Long-term debt, less current portion	321	258
Total lease liabilities		$ 892	$ 826

Operating lease expense was $189 million, $183 million and $155 million during 2023, 2022 and 2021, respectively, and is included in operating and selling, general and administrative expenses in our Consolidated Statements of Operations. Financing lease expense was $58 million, $55 million and $58 million during 2023, 2022 and 2021, respectively, and is included in depreciation, depletion and amortization expense and interest expense, net in our Consolidated Statements of Operations.

Minimum contractual obligations for our leases (undiscounted) as of December 31, 2023 are as follows (in millions):

	Operating	Financing
2024	$ 79	$ 65
2025	69	72
2026	61	52
2027	52	44
2028	45	33
Thereafter	399	215
Total undiscounted lease payments	$ 705	$ 481
Less: interest	(187)	(107)
Discounted lease liabilities	$ 518	$ 374

As of December 31, 2023, we entered into operating leases, primarily for real estate that have not yet commenced and therefore are not reflected in the table above, with future lease payments of $57 million. These leases commence through 2024 and have lease terms up to 16 years.

Cash paid during 2023 for our operating and financing leases was $77 million and $60 million, respectively. Cash paid during 2022 for our operating and financing leases was $76 million and $56 million, respectively. During 2023, right-of-use assets obtained in exchange for lease obligations for our operating and financing leases were $62 million and

$121 million, respectively. During 2022, right-of-use assets obtained in exchange for lease obligations for our operating and financing leases were $69 million and $33 million, respectively.

As of December 31, 2023, the weighted average remaining lease terms of our operating and financing leases were approximately 19 years and 10 years, respectively. The weighted average discount rates used to determine the lease liabilities as of December 31, 2023 for our operating and financing leases were approximately 3.4% and 4.2%, respectively.

8. Income Taxes

Income Tax Expense

Our income tax expense consisted of the following for the year ended December 31 (in millions):

	2023	2022	2021
Current:			
Federal	$ 477	$ 456	$ 436
State	151	130	132
Foreign	34	43	41
	662	629	609
Deferred:			
Federal	73	20	(55)
State	2	30	(22)
Foreign	8	(1)	—
	83	49	(77)
Income tax expense	$ 745	$ 678	$ 532

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate for the year ended December 31 as follows:

	2023	2022	2021
Income tax expense at U.S. federal statutory rate	21.00 %	21.00 %	21.00 %
State and local income taxes, net of federal income tax benefit	4.15	4.16	4.14
Federal tax credits	(3.23)	(2.81)	(2.69)
Taxing authority audit settlements and other tax adjustments	(0.02)	0.54	0.53
Tax impact of equity-based compensation transactions	(0.35)	(0.45)	(0.60)
Tax impact of impairments	1.87	0.02	(0.29)
Tax rate differential on foreign income	0.21	0.27	0.37
Other	1.03	0.51	0.16
Effective income tax rate	24.66 %	23.24 %	22.62 %

The comparability of our income tax expense for the reported periods has been primarily affected by (i) federal tax credits; (ii) the tax implications of impairments; (iii) an unfavorable increase in permanent differences between taxable income and accounting income associated with our treatment of landfill closure and post-closure costs; (iv) variations in our income before income taxes; (v) the realization of state net operating losses and credits; (vi) excess tax benefits associated with equity-based compensation transactions and (vii) tax audit settlements.

For financial reporting purposes, income before income taxes by source for the year ended December 31 was as follows (in millions):

	2023	2022	2021
Domestic	$ 2,878	$ 2,779	$ 2,211
Foreign	143	139	138
Income before income taxes	$ 3,021	$ 2,918	$ 2,349

Investments Qualifying for Federal Tax Credits — We have significant financial interests in entities established to invest in and manage low-income housing properties. In October 2023, we acquired an additional noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. Total consideration for this investment is expected to be $260 million, comprised of a $183 million note payable, an initial cash payment of $20 million and $57 million of interest payments expected to be paid over the life of the investment. At the time of the investment, we increased our investments in unconsolidated entities in our Consolidated Balance Sheet by $203 million, representing the principal balance of the note and the initial cash payment. We support the operations of these entities in exchange for a pro-rata share of the tax credits they generate. The low-income housing investments qualify for federal tax credits that we expect to realize through 2035 under Section 42 or Section 45D of the Internal Revenue Code.

We account for our investments in these entities using the equity method of accounting, recognizing our share of each entity's results of operations and other reductions in the value of our investments in equity in net losses of unconsolidated entities within our Consolidated Statements of Operations. During the years ended December 31, 2023, 2022 and 2021, we recognized net losses of $66 million, $65 million and $51 million, respectively, and a reduction in our income tax expense of $108 million, $99 million and $74 million, respectively, primarily due to federal tax credits realized from these investments as well as the tax benefits from the pre-tax losses realized. In addition, during the years ended December 31, 2023, 2022 and 2021, we recognized interest expense of $15 million, $14 million and $9 million, respectively, associated with our investments in low-income housing properties. See Note 18 for additional information related to these unconsolidated variable interest entities.

Tax Implications of Impairments — The non-cash impairment charges recognized during 2023 are not expected to be deductible for tax purposes. The impact of these non-deductible charges and the resulting difference between book and taxable income is an increase in income tax expense of $50 million. The non-cash impairment charges recognized during 2022 and 2021 were deductible for tax purposes. See Note 11 for more information related to our impairment charges.

Permanent Differences —During 2023, 2022 and 2021 we recognized additional income tax expense of $34 million, $14 million and $2 million, respectively, related to permanent differences between taxable income and accounting income. This increase is largely due to an increase in taxable interest income associated with the Company's election to deduct landfill closure and post-closure costs for income tax purposes when incurred and accrued. The increase in taxable interest income is due to the increase in the applicable federal rate published by the IRS.

State Net Operating Losses and Credits — During 2023, 2022 and 2021, we recognized state net operating losses and credits resulting in a reduction in our income tax expense of $20 million, $8 million and $15 million, respectively.

Equity-Based Compensation — During 2023, 2022 and 2021, we recognized a reduction in our income tax expense of $14 million, $17 million and $18 million, respectively, for excess tax benefits related to the vesting or exercise of equity-based compensation awards.

Tax Audit Settlements — We file income tax returns in the U.S. and Canada, as well as other state and local jurisdictions. We are currently under audit by various taxing authorities, as discussed below, and our audits are in various stages of completion. During the reported periods, we settled various tax audits which resulted in a reduction in our income tax expense of $5 million, $6 million and $13 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We participate in the IRS's Compliance Assurance Process, which means we work with the IRS throughout the year towards resolving any material issues prior to the filing of our annual tax return. Any unresolved issues as of the tax return filing date are subject to routine examination procedures. In the fourth quarter of 2022, the Company received a notice of tax due for the 2017 tax year related to a remaining disagreement with the IRS. In response to the notice, the Company made a deposit of approximately $103 million with the IRS. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. As of December 31, 2023 and 2022, the IRS deposit, net of reserve for uncertain tax positions, was classified as a component of other long-term assets in the Company's Consolidated Balance Sheets.

In addition, we are in the examination phase of IRS audits for the 2022 and 2023 tax years and expect the audits to be completed within the next 18 months. We are also currently undergoing audits by various state and local jurisdictions for tax years that date back to 2014.

Deferred Tax Assets (Liabilities)

The components of net deferred tax liabilities as of December 31 are as follows (in millions):

	2023	2022
Deferred tax assets:		
Net operating loss, capital loss and tax credit carry-forwards.	$ 137	$ 155
Landfill and environmental remediation liabilities	195	216
Operating lease liabilities.	128	131
Miscellaneous and other reserves, net.	143	117
Subtotal.	603	619
Valuation allowance	(181)	(143)
Deferred tax liabilities:		
Property and equipment.	(1,091)	(1,061)
Goodwill and other intangibles	(1,046)	(1,034)
Operating lease right-of-use assets	(111)	(114)
Net deferred tax liabilities.	$ (1,826)	$ (1,733)

As of December 31, 2023, we had $2 million of federal net operating loss carry-forwards with expiration dates through 2026 and $2.3 billion of state net operating loss carry-forwards with expiration dates through 2043. We also had $8 million of federal capital loss carry-forwards with expiration dates through 2025, $39 million of foreign tax credit carry-forwards with expiration dates through 2033 and $9 million of state tax credit carry-forwards with expiration dates through 2039.

We have established valuation allowances for uncertainties in realizing the benefit of certain tax loss and credit carry-forwards and other deferred tax assets. While we expect to realize the deferred tax assets, net of the valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, including accrued interest, is as follows (in millions):

	2023	2022	2021
Balance as of January 1	$ 64	$ 64	$ 37
Additions based on tax positions related to the current year	6	5	22
Additions based on tax positions of prior years	—	—	18
Accrued interest	2	1	3
Settlements	—	—	(12)
Lapse of statute of limitations	(6)	(6)	(4)
Balance as of December 31	$ 66	$ 64	$ 64

These liabilities are included as a component of other long-term liabilities or as an offset to other long-term assets in our Consolidated Balance Sheets because the Company does not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. As of December 31, 2023, we had $54 million of net unrecognized tax benefits that, if recognized in future periods, would impact our effective income tax rate.

We recognize interest expense related to unrecognized tax benefits in our income tax expense, which was not material for the reported periods. We did not have any material accrued liabilities or expense for penalties related to unrecognized tax benefits for the reported periods.

9. Employee Benefit Plans

Defined Contribution Plans — Waste Management sponsors a 401(k) retirement savings plan that covers employees, except those working subject to collective bargaining agreements that do not provide for coverage under the plan. U.S. employees who are not subject to such collective bargaining agreements are generally eligible to participate in the plan following a 90-day waiting period after hire and may contribute as much as 50% of their eligible annual compensation and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the IRS. Under the 401(k) retirement savings plan, for non-union employees, we match 100% of employee contributions on the first 3% of their eligible annual compensation and 50% of employee contributions on the next 3% of their eligible annual compensation, resulting in a maximum match of 4.5% of eligible annual compensation. Non-union employees are automatically enrolled in the plan at a 3% contribution rate upon eligibility. Both employee and Company contributions are in cash and vest immediately. Certain U.S. employees who are subject to collective bargaining agreements may participate in the 401(k) retirement savings plan under terms specified in their collective bargaining agreement. Certain employees outside the U.S., including those in Canada, participate in defined contribution plans maintained by the Company in compliance with laws of the appropriate jurisdiction. Charges to operating and selling, general and administrative expenses for our defined contribution plans totaled $118 million, $112 million and $104 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Defined Benefit Plans (other than multiemployer defined benefit pension plans discussed below) — WM Holdings sponsors a defined benefit plan for certain employees who are subject to collective bargaining agreements that provide for participation in this plan. Further, certain of our Canadian subsidiaries sponsor defined benefit plans that are frozen to new participants. As of December 31, 2023, the combined benefit obligation of these pension plans was $119 million supported by $118 million of combined plan assets, resulting in an aggregate unfunded benefit obligation for these plans of $1 million. As of December 31, 2022, the combined benefit obligation of these pension plans was $117 million supported by $113 million of combined plan assets, resulting in an aggregate unfunded benefit obligation for these plans of $4 million.

In addition, WM Holdings and certain of its subsidiaries provided post-retirement health care and other benefits to eligible retirees. In conjunction with our acquisition of WM Holdings in July 1998, we limited participation in these plans to participating retirees as of December 31, 1998. The unfunded benefit obligation for these plans was $7 million and $8 million as of December 31, 2023 and 2022, respectively.

Our assets and accrued benefit liabilities for our defined benefit pension and other post-retirement plans are included as components of long-term other assets, accrued liabilities and long-term other liabilities in our Consolidated Balance Sheets.

Multiemployer Defined Benefit Pension Plans — We are a participating employer in a number of trustee-managed multiemployer defined benefit pension plans ("Multiemployer Pension Plans") for employees who are covered by collective bargaining agreements. The risks of participating in these Multiemployer Pension Plans are different from single-employer plans in that (i) assets contributed to the Multiemployer Pension Plan by one employer may be used to provide benefits to employees or former employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers and (iii) if we choose to stop participating in any of our Multiemployer Pension Plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan. The following table outlines our participation in Multiemployer Pension Plans considered to be individually significant (dollars in millions):

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Reported Status(a) 2023	2022	FIP/RP Status(b)(c)	Company Contributions 2023	2022	2021	Expiration Date of Collective Bargaining Agreement(s)
Automotive Industries Pension Plan	EIN: 94-1133245; Plan Number: 001	Critical and Declining	Critical and Declining	Implemented	$ 1	$ 1	$ 1	6/30/2025
Midwest Operating Engineers Pension Trust Fund	EIN: 36-6140097; Plan Number: 001	Not Endangered or Critical as of 3/31/2023	Not Endangered or Critical as of 3/31/2022	Implemented	2	2	2	Various dates through 9/30/2026
Suburban Teamsters of Northern Illinois Pension Plan (d)	EIN: 36-6155778; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Implemented	4	4	4	Various dates through 3/31/2028
Western Conference of Teamsters Pension Plan	EIN: 91-6145047; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Not Applicable	41	37	35	Various dates through 7/13/2028
					$ 48	$ 44	$ 42	
Contributions to other Multiemployer Pension Plans					18	17	19	
Total contributions to Multiemployer Pension Plans (e)					$ 66	$ 61	$ 61	

(a) Unless otherwise noted in the table above, the most recent Pension Protection Act zone status available in 2023 and 2022 is for the plan's year-end as of December 31, 2022 and 2021, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. As defined in the Pension Protection Act of 2006, among other factors, plans reported as critical are generally less than 65% funded and plans reported as endangered are generally less than 80% funded. Under the Multiemployer Pension Reform Act of 2014, a plan is generally in critical and declining status if it (i) is certified to be in critical status pursuant to the Pension Protection Act of 2006 and (ii) is projected to be insolvent within the next 15 years or, in certain circumstances, 20 years.

(b) The "FIP/RP Status" column indicates plans for which a Funding Improvement Plan ("FIP") or a Rehabilitation Plan ("RP") has been implemented.

(c) A Multiemployer Pension Plan that has been certified as endangered, seriously endangered or critical may begin to levy a statutory surcharge on contribution rates. Once authorized, the surcharge is at the rate of 5% for the first 12 months and 10% for any periods thereafter. Contributing employers, however, may eliminate the surcharge by entering into a collective bargaining agreement that meets the requirements of the applicable FIP or RP.

(d) Of the Multiemployer Pension Plans considered to be individually significant, the Company was listed in the Form 5500 of the Suburban Teamsters of Northern Illinois Pension Plan as providing more than 5% of the total contributions for plan years ending December 31, 2023 and 2022.

(e) Total contributions to Multiemployer Pension Plans exclude contributions related to withdrawal liabilities, if any.

Our portion of the projected benefit obligation, plan assets and unfunded liability for the Multiemployer Pension Plans is not material to our financial position. However, the failure of participating employers to remain solvent could affect our portion of the plans' unfunded liability. Specific benefit levels provided by union pension plans are not negotiated with or known by the employer contributors.

In connection with our ongoing renegotiations of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. Further, business events, such as the discontinuation or nonrenewal of a customer contract, the decertification of a union, or relocation, reduction or discontinuance of certain operations, which result in the decline of Company contributions to a Multiemployer Pension Plan could trigger a partial or complete withdrawal. In the event of a withdrawal, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. Refer to Note 10 for additional information related to our obligations to Multiemployer Pension Plans.

Multiemployer Plan Benefits Other Than Pensions — During the years ended December 31, 2023, 2022 and 2021, the Company made contributions of $56 million, $49 million and $51 million, respectively, to multiemployer health and welfare plans that also provide other post-retirement employee benefits. Funding of benefit payments for plan participants are made at negotiated rates in the respective collective bargaining agreements as costs are incurred.

10. Commitments and Contingencies

Financial Instruments — We have obtained letters of credit, surety bonds and insurance policies and have established trust funds and issued financial guarantees to support tax-exempt bonds, contracts, performance of landfill final capping, closure and post-closure requirements, environmental remediation and other obligations. Letters of credit generally are supported by our $3.5 billion revolving credit facility and other credit lines established for that purpose. These facilities are discussed further in Note 6. Surety bonds and insurance policies are supported by (i) a diverse group of third-party surety and insurance companies; (ii) an entity in which we have a noncontrolling financial interest or (iii) a wholly-owned insurance captive, the sole business of which is to issue surety bonds and/or insurance policies on our behalf.

Management does not expect that any claims against or draws on these instruments would have a material adverse effect on our financial condition, results of operations or cash flows. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations. In an ongoing effort to mitigate risks of future cost increases and reductions in available capacity, we continue to evaluate various options to access cost-effective sources of financial assurance.

Insurance — We carry insurance coverage for protection of our assets and operations from certain risks including general liability, automobile liability, workers' compensation, real and personal property, directors' and officers' liability, pollution legal liability, cyber incident liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per-incident deductible under the related insurance policy and any amounts that exceed our insured limits. Our exposure could increase if our insurers are unable to meet their commitments on a timely basis.

We have retained a significant portion of the risks related to our general liability, automobile liability and workers' compensation claims programs. "General liability" refers to the self-insured portion of specific third-party claims made against us that may be covered under our commercial general liability insurance policy. For our self-insured portions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation or internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from such valuations and estimates. We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. Our receivable balance associated with insurance claims was $127 million and $142 million as of December 31, 2023 and 2022 respectively. The changes to our insurance reserves for the year ended December 31 are summarized below (in millions):

	2023(a)	2022
Balance as of January 1	$ 729	$ 734
Self-insurance expense	201	242
Cash paid and other	(218)	(247)
Balance as of December 31	$ 712	$ 729
Current portion as of December 31	$ 175	$ 189
Long-term portion as of December 31	$ 537	$ 540

(a) Based on current estimates, we anticipate that most of our insurance reserves will be settled in cash over the next six years.

We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows.

Unconditional Purchase Obligations — Our unconditional purchase obligations are generally established in the ordinary course of our business and are structured in a manner that provides us with access to important resources at competitive, market-driven rates and consist primarily of the following:

- *Disposal —* We have several agreements expiring at various dates through 2052 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we are required to pay for the agreed upon minimum volumes regardless of the actual number of tons placed at the facilities. We generally fulfill our minimum contractual obligations by disposing of volumes collected in the ordinary course of business at these disposal facilities.

- *Other —* We are party to certain multi-year service agreements, including various contracts to support our WM Renewable Energy segment, such as interconnection agreements, expiring at various dates through 2044 requiring minimum annual payments.

As of December 31, 2023, our estimated minimum obligations associated with unconditional purchase obligations were $173 million in 2024, $164 million in 2025, $133 million in 2026, $51 million in 2027, $44 million in 2028 and $470 million thereafter. We may also establish unconditional purchase obligations in conjunction with acquisitions or divestitures. Our future minimum obligations under these outstanding purchase agreements are generally quantity driven and, as a result, our associated financial obligations are not fixed as of December 31, 2023. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services or contractually stated amounts. We currently expect the products and services provided by these agreements to continue to meet the needs of our ongoing operations. Therefore, we do not expect these established arrangements to materially impact our future financial condition, results of operations or cash flows.

Other Commitments

- *Royalties —* We have various arrangements that require us to make royalty payments to third parties including prior land owners, lessors or host communities where our operations are located. Our obligations generally are based on per ton rates for waste actually received at our transfer stations or landfills. Royalty agreements that are non-cancelable and require fixed or minimum payments are included in our financing leases and other debt obligations in our Consolidated Balance Sheets as disclosed in Note 6. Additionally, our Collection and Disposal and Corporate and Other businesses earn royalties from our WM Renewable Energy segment related to the transfer of landfill gas to our WM Renewable Energy segment from our active and closed landfills. All royalties between our WM Renewable Energy segment and Collection and Disposal and Corporate and Other businesses are eliminated in consolidation.

Guarantees — We have entered into the following guarantee agreements associated with our operations:

- As of December 31, 2023, WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness, including its senior notes which mature through 2050, $3.5 billion revolving credit facility and certain letter of credit lines. WMI has fully and unconditionally guaranteed the senior indebtedness of WM Holdings, which matures in 2026. Performance under these guarantee agreements would be required if either party defaulted on their respective obligations. No additional liabilities have been recorded for these intercompany guarantees because all of the underlying obligations are reflected in our Consolidated Balance Sheets.

- WMI and WM Holdings have guaranteed subsidiary debt obligations, including tax-exempt bonds, financing leases and other indebtedness. If a subsidiary fails to meet its obligations associated with its debt agreements as they come due, WMI or WM Holdings will be required to perform under the related guarantee agreement. No additional liabilities have been recorded for these intercompany guarantees because all of the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 6 for information related to the balances and maturities of these debt obligations.

- Certain of our subsidiaries have guaranteed the market or contractually-determined value of certain homeowners' properties that are adjacent to or near certain of our landfills. These guarantee agreements extend over the life of the respective landfill. Under these agreements, we would be responsible for the difference, if any, between the sale value and the guaranteed market or contractually-determined value of the homeowners' properties. As of December 31, 2023, we have agreements guaranteeing certain market value losses for certain properties adjacent to or near 19 of our landfills. Any liability associated with the triggering of the home value guarantee has been reflected in our Consolidated Balance Sheets. We do not believe that the remaining contingent obligations will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

- We have indemnified the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. Other than certain identified items that are currently recorded as obligations, we do not believe that it is possible to determine the contingent obligations associated with these indemnities. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets or other market conditions are achieved post-closing and we have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. We do not currently believe that contingent obligations to provide indemnification or pay additional post-closing consideration in connection with our divestitures or acquisitions will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

- WMI and WM Holdings guarantee the service, lease, financial and general operating obligations of certain of their subsidiaries. If such a subsidiary fails to meet its contractual obligations as they come due, the guarantor has an unconditional obligation to perform on its behalf. No additional liability has been recorded for service, financial or general operating guarantees because the subsidiaries' obligations are properly accounted for as costs of operations as services are provided or general operating obligations as incurred. No additional liability has been recorded for the lease guarantees because the subsidiaries' obligations are properly accounted for as operating or financing leases, as appropriate.

Environmental Matters — A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills, subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include PRP investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean-up.

As of December 31, 2023, we have been notified by the government that we are a PRP in connection with 73 locations listed on EPA Superfund National Priorities List ("NPL"). Of the 73 sites at which claims have been made against us, 14 are sites we own. Each of the NPL sites we own was initially developed by others as a landfill disposal facility. At each of these facilities, we are working in conjunction with the government to characterize or remediate identified site problems, and we have either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or are working toward a cost-sharing agreement. We generally expect to receive any amounts due from other participating parties at or near the time that we make the remedial expenditures. The other 59 NPL sites, which we do not own, are at various procedural stages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, known as CERCLA or Superfund.

The majority of proceedings involving NPL sites that we do not own are based on allegations that certain of our subsidiaries (or their predecessors) transported hazardous substances to the sites, often prior to our acquisition of these subsidiaries. CERCLA generally provides for liability for those parties owning, operating, transporting to or disposing at the sites. Proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and remediation, which costs could be substantial and could have a material adverse effect on our consolidated financial statements. At some of the sites at which we have been identified as a PRP, our liability is well defined as a consequence of a governmental decision and an agreement among liable parties as to the share each will pay for implementing that remedy. At other sites, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, our future costs are uncertain.

In 2018, both of McGinnes Industrial Maintenance Corporation ("MIMC"), a subsidiary of Waste Management of Texas, Inc., and International Paper Company ("IPC") entered into an Administrative Order on Consent with the EPA as PRPs to develop a remedial design for the San Jacinto River Waste Pits Superfund Site in Harris County, Texas. We recorded a liability for MIMC's estimated potential share of the EPA's proposed remedy and related costs, although allocation of responsibility among the PRPs for the proposed remedy has not been established. MIMC and IPC have continued to work on a remedial design to support the EPA's proposed remedy; however, in the first quarter of 2024, the EPA publicly issued a letter alleging that the remedial design has serious deficiencies and providing MIMC and IPC time to submit a remedy plan. Due to increases in the estimated costs of the remedy, we recorded an additional $17 million liability for MIMC's estimated potential share of such costs in 2023. The total recorded liability as of December 31, 2023 and 2022 was $85 million and $68 million, respectively. MIMC's ultimate liability could be materially different from current estimates, including potential increases resulting from MIMC's continued engagement with the EPA regarding a final remedial design for the site. Refer to Notes 2 and 11 for additional information regarding the measurement of certain environmental liabilities.

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings, or such proceedings are known to be contemplated, unless we reasonably believe that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, below a stated threshold. In accordance with this SEC regulation, the Company uses a threshold of $1 million for purposes of determining whether disclosure of any such environmental proceedings is required. As of the date of this filing, we are not aware of any matters that are required to be disclosed pursuant to this standard.

From time to time, we are also named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of having owned, operated or transported waste to a disposal facility that is alleged to have contaminated the environment or, in certain cases, on the basis of having conducted environmental remediation activities at sites. Some of the lawsuits may seek to have us pay the costs of monitoring of allegedly affected sites and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While we believe we have meritorious defenses to these lawsuits, the ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors. Additionally, we often enter into agreements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these agreements inherently involves subjective determinations and may result in disputes, including litigation.

Litigation — We are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions that have been filed against us, and that may be filed against us in the future, include personal injury, property damage, commercial, customer, and employment-related claims, including purported state and national class action lawsuits related to: alleged environmental contamination, including releases of hazardous material and odors; sales and marketing practices, customer service agreements and prices and fees; and federal and state wage and hour and other laws. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. These actions are in various procedural stages, and some are covered, in part, by insurance. We currently do not believe that the eventual outcome of any such actions will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

In June 2022, we and certain of our officers were named as defendants in a complaint alleging violation of the federal securities laws and seeking certification as a class action in the U.S. District Court for the Southern District of New York. A lead plaintiff has been appointed and an amended complaint was filed in January 2023. The amended complaint seeks damages on behalf of a putative class of secondary market purchasers of our senior notes with a special mandatory redemption feature issued in May 2019, asserting claims under the Securities Exchange Act based on alleged misrepresentations and omissions concerning the time for completion of our acquisition of Advanced Disposal. Our motion to dismiss is pending and we will vigorously defend against this pending suit. We believe any potential recovery by the plaintiffs, in excess of applicable deductibles, will be covered by insurance, and we do not believe that the eventual outcome of this suit will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

WMI's charter and bylaws provide that WMI shall indemnify against all liabilities and expenses, and upon request shall advance expenses to any person, who is subject to a pending or threatened proceeding because such person is or was a director or officer of the Company. Such indemnification is required to the maximum extent permitted under Delaware law. Accordingly, the director or officer must execute an undertaking to reimburse the Company for any fees advanced if it is later determined that the director or officer was not permitted to have such fees advanced under Delaware law. Additionally, the Company has direct contractual obligations to provide indemnification to each of the members of WMI's Board of Directors and each of WMI's executive officers. The Company may incur substantial expenses in connection with the fulfillment of its advancement of costs and indemnification obligations in connection with actions or proceedings that may be brought against its former or current officers, directors and employees.

Multiemployer Defined Benefit Pension Plans — About 20% of our workforce is covered by collective bargaining agreements with various local unions across the U.S. and Canada. As a result of some of these agreements, certain of our subsidiaries are participating employers in a number of Multiemployer Pension Plans for the covered employees. Refer to Note 9 for additional information about our participation in Multiemployer Pension Plans considered individually significant. In connection with our ongoing renegotiation of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these Multiemployer Pension Plans. A complete or partial withdrawal from a Multiemployer Pension Plan may also occur if employees covered by a collective bargaining agreement vote to decertify a union from continuing to represent them. Any other circumstance resulting in a decline in Company contributions to a Multiemployer Pension Plan through a reduction in the labor force, whether through attrition over time or through a business event (such as the discontinuation or nonrenewal of a customer contract, the decertification of a union, or relocation, reduction or discontinuance of certain operations) may also trigger a complete or partial withdrawal from one or more of these pension plans.

We do not believe that any future liability relating to our past or current participation in, or withdrawals from, the Multiemployer Pension Plans to which we contribute will have a material adverse effect on our business, financial condition or liquidity. However, liability for future withdrawals could have a material adverse effect on our results of operations or cash flows for a particular reporting period, depending on the number of employees withdrawn and the financial condition of the Multiemployer Pension Plan(s) at the time of such withdrawal(s).

Tax Matters — We maintain a liability for uncertain tax positions, the balance of which management believes is adequate. Results of audit assessments by taxing authorities are not currently expected to have a material adverse effect on our financial condition, results of operations or cash flows. We participate in the IRS's Compliance Assurance Process, which means we work with the IRS throughout the year towards resolving any material issues prior to the filing of our annual tax return. Any unresolved issues as of the tax return filing date are subject to routine examination procedures. In the fourth quarter of 2022, the Company received a notice of tax due for the 2017 tax year related to a remaining disagreement with the IRS. In response to the notice, the Company made a deposit of approximately $103 million with the IRS. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. As of December 31, 2023 and 2022, the IRS deposit, net of reserve for uncertain tax positions, was classified as a component of other long-term assets in the Company's Consolidated Balance Sheets.

11. Asset Impairments and Unusual Items

(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net

The following table summarizes the major components of (gain) loss from divestitures, asset impairments and unusual items, net for the year ended December 31 (in millions):

	2023	2022	2021
Gain from divestitures, net	$ —	$ (5)	$ (44)
Asset impairments	275	50	8
Other, net	(32)	17	20
	$ 243	$ 62	$ (16)

During the year ended December 31, 2023, we recognized $243 million of net charges primarily consisting of (i) a $168 million goodwill impairment charge within our Recycling Processing and Sales segment related to a business engaged in accelerating film and plastic wrap recycling capabilities, with $22 million attributable to noncontrolling interests. This charge was partially offset by the recognition of $46 million of income related to the reversal of a liability for contingent consideration associated with our investment in such business; (ii) $107 million of impairment charges within Corporate and Other for certain investments in waste diversion technology businesses and (iii) a $17 million charge within Corporate and Other to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site. Refer to Notes 5 and 10 for further information.

During the year ended December 31, 2022, we recognized $62 million of net charges consisting of (i) $50 million of asset impairment charges primarily related to management's decision to close two landfills within our East Tier and (ii) a $17 million charge pertaining to reserves for loss contingencies within Corporate and Other to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site, as discussed in Note 10. These losses were partially offset by a $5 million gain from the divestiture of a collection and disposal business in our West Tier.

During the year ended December 31, 2021, we recognized net gains of $16 million primarily consisting of (i) a $35 million pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations in our East Tier and (ii) an $8 million gain from divestitures of certain ancillary operations within our Collection and Disposal businesses. These gains were partially offset by (i) a $20 million charge pertaining to reserves for loss contingencies within Corporate and Other and (ii) $8 million of asset impairment charges primarily related to our WM Renewable Energy segment.

See Note 2 for additional information related to the accounting policy and analysis involved in identifying and calculating impairments. See Note 19 for additional information related to the impact of impairments on the results of operations of our reportable segments.

Equity in Net Losses of Unconsolidated Entities

The losses for the reported years were primarily related to our noncontrolling interests in entities established to invest in and manage low-income housing properties. We generate tax benefits, including tax credits, from the losses incurred from these investments. The losses are more than offset by the tax benefits generated by these investments as further discussed in Note 8. Refer to Notes 8 and 18 for additional information related to these investments. Refer to *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net* above for more information on the impairment of an equity method investment.

12. Accumulated Other Comprehensive Income (Loss)

The changes in the balances of each component of accumulated other comprehensive income (loss), net of tax, which is included as a component of WMI stockholders' equity, are as follows (in millions, with amounts in parentheses representing decreases to accumulated other comprehensive income):

	Derivative Instruments	Available-for-Sale Securities(a)	Foreign Currency Translation Adjustments(b)	Post-Retirement Benefit Obligations	Total
Balance, December 31, 2020	$ (9)	$ 49	$ (1)	$ —	$ 39
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $0, $(2), $0 and $2, respectively	—	(6)	7	5	6
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $3, $0, $0 and $0, respectively	9	—	(35)	(2)	(28)
Net current period other comprehensive income (loss)	9	(6)	(28)	3	(22)
Balance, December 31, 2021	$ —	$ 43	$ (29)	$ 3	$ 17
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $0, $(8), $0 and $0, respectively	—	(24)	(65)	1	(88)
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $1, $0, $0 and $0, respectively	3	—	—	(1)	2
Net current period other comprehensive income (loss)	3	(24)	(65)	—	(86)
Balance, December 31, 2022	$ 3	$ 19	$ (94)	$ 3	$ (69)
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $5, $(4), $0 and $2, respectively	16	(11)	26	4	35
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $(1), $0, $0 and $0, respectively	(2)	—	—	(1)	(3)
Net current period other comprehensive income (loss)	14	(11)	26	3	32
Balance, December 31, 2023	$ 17	$ 8	$ (68)	$ 6	$ (37)

(a) In 2023, we recognized a $23 million unrealized loss, net of a deferred tax benefit of $8 million, associated with our investment in redeemable preferred stock due to the estimated fair value being less than the remaining carrying value.

(b) As a result of the divestiture of certain non-strategic Canadian operations in 2021, we reclassified $35 million of cumulative foreign currency translation adjustments from accumulated other comprehensive income to (gain) loss from divestitures, asset impairments and unusual items, net within our Consolidated Statement of Operations.

13. Capital Stock, Dividends and Common Stock Repurchase Program

Capital Stock

We have 1.5 billion shares of authorized common stock with a par value of $0.01 per common share. As of December 31, 2023, we had 401.5 million shares of common stock issued and outstanding. The Board of Directors is authorized to issue preferred stock in series, and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including dividends and liquidation) and limitations. We have 10 million shares of authorized preferred stock, $0.01 par value, none of which is currently outstanding.

Dividends

Our quarterly dividends have been declared by our Board of Directors. Cash dividends declared and paid were $1,136 million in 2023, or $2.80 per common share, $1,077 million in 2022, or $2.60 per common share, and $970 million in 2021, or $2.30 per common share.

In December 2023, we announced that our Board of Directors expects to increase the quarterly dividend from $0.70 to $0.75 per share for dividends declared in 2024. However, all future dividend declarations are at the discretion of our Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

Common Stock Repurchase Program

The Company repurchases shares of its common stock as part of capital allocation programs authorized by our Board of Directors. Share repurchases are a part of our long-term strategy and incorporated into our overall capital allocation plan to enhance our Company's performance, in conjunction with our other uses of capital, and to return value to stockholders in a tax-efficient manner. Share repurchases during the reported periods were completed through accelerated share repurchase ("ASR") agreements and, to a lesser extent, open market transactions. The terms of these ASR agreements required that we deliver cash at the beginning of each ASR repurchase period. In exchange, we received a portion of the total shares expected to be repurchased based on the then-current market price of our common stock. The remaining shares repurchased over the course of each repurchase period are delivered to us once the repurchase period is complete. In the table below, shares repurchased are measured and reported based on the period shares are delivered to us, which can differ from the period cash is delivered to a repurchase agent for the value of such shares. The following is a summary of our share repurchases under our common stock repurchase program for the year ended December 31:

	2023(a)	2022(b)	2021(c)
Shares repurchased (in thousands)	7,840	9,796	8,731
Weighted average price per share	$ 158.47	$ 160.26	$ 146.61
Total repurchases (in millions)	$ 1,242	$ 1,570	$ 1,280

(a) We executed and completed three ASR agreements during 2023 to repurchase $950 million of our common stock and received 6.0 million shares in connection with these ASR agreements. Additionally, in October 2023, we executed an ASR agreement to repurchase $300 million of our common stock. At the beginning of the repurchase period, we delivered $300 million in cash and received 1.5 million shares based on a stock price of $161.38. The ASR agreement completed in February 2024, at which time we received 0.2 million additional shares based on a final weighted average price of $175.29.

We also repurchased an additional 0.3 million shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934 ("Exchange Act") for $52 million, inclusive of per-share commissions.

The IRA, which was enacted into law on August 16, 2022, imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. We reflected the applicable excise tax in treasury stock as part of the cost basis of the stock repurchased. The above discussion of our common stock repurchases in 2023 is excluding the 1% excise tax.

(b) We executed and completed four ASR agreements during 2022 to repurchase $1.417 billion of our common stock and received 8.8 million shares in connection with these ASR agreements. We also repurchased an additional 0.6 million shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the

Exchange Act for $83 million, inclusive of per-share commissions. Shares repurchased in 2022 include 0.4 million shares of our common stock for $70 million pursuant to our December 2021 ASR agreement that completed in January 2022.

(c) We executed and completed three ASR agreements during 2021 to repurchase $1.0 billion of our common stock and received 7.0 million shares in connection with these ASR agreements. Additionally, in December 2021, we executed an ASR agreement to repurchase $350 million of our common stock. At the beginning of the repurchase period, we delivered $350 million in cash and received 1.7 million shares based on a stock price of $160.67. The ASR agreement completed in January 2022, at which time we received 0.4 million additional shares based on a final weighted average price of $160.33.

We announced in December 2023 that the Board of Directors has authorized up to $1.5 billion in future share repurchases, excluding the 1% excise tax. This new authorization supersedes and replaces remaining authority under the prior Board of Directors' authorization for share repurchases announced in December 2022. The amount of future share repurchases executed under our Board of Directors' authorization is determined in management's discretion, based on various factors, including our net earnings, financial condition and cash required for future business plans, growth and acquisitions.

14. Equity-Based Compensation

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan ("ESPP") under which employees that have been employed for at least 30 days may purchase shares of our common stock at a discount. The plan provides for two offering periods for purchases: January through June and July through December. At the end of each offering period, enrolled employees have purchased shares of our common stock at a price equal to 85% of the lesser of the market value of the stock on the first and last day of the applicable offering period. The ESPP was recently amended, and beginning in 2024, enrolled employees will purchase shares of our common stock at a price equal to 85% of the market value on the last day of the applicable offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to have up to 10% of their base pay deducted during the offering period. The total number of shares issued under the plan for the offering periods in 2023, 2022 and 2021 was approximately 473,000, 455,000 and 513,000, respectively. After the January 2024 issuance of shares associated with the July to December 2023 offering period, 1.8 million shares remain available for issuance under the ESPP.

As a result of our ESPP, annual compensation expense increased by $14 million, or $11 million net of tax expense, for 2023, $13 million, or $10 million net of tax expense, for 2022 and $12 million, or $9 million net of tax expense, for 2021.

Employee Stock Incentive Plans

In May 2023, our stockholders approved our 2023 Stock Incentive Plan (the "2023 Plan") to replace our 2014 Stock Incentive Plan (the "2014 Plan"). Upon approval of the 2023 Plan, no further awards could be granted under the 2014 Plan. Pursuant to the terms of the 2023 Plan, approximately 15.2 million shares of our common stock that were previously available for issuance pursuant to future grants of awards under the 2014 Plan are now available for issuance under the 2023 Plan, in addition to any shares of our common stock that were subject to outstanding awards under the 2014 Plan that subsequently cease to be subject to such awards as a result of the forfeiture, cancellation or termination. We did not request that our stockholders approve any shares in addition to the shares that roll over from the 2014 Plan for issuance pursuant to the 2023 Plan. As of December 31, 2023, approximately 14.3 million shares were available for future grants under the 2023 Plan. Our equity-based compensation awards described herein have been made pursuant to our 2023 Plan or our 2014 Plan, and certain employees hold vested unexercised stock options granted under our 2009 Stock Incentive

Plan (together with the 2023 Plan and the 2014 Plan, the "Incentive Plans"). We currently utilize treasury shares to meet the needs of our equity-based compensation programs.

Pursuant to the 2023 Plan, we can issue cash awards, stock options, stock appreciation rights, phantom stock and stock awards, including restricted stock, restricted stock units ("RSUs") and performance share units ("PSUs"). The terms and conditions of equity awards granted under the Incentive Plans are determined by the Management Development and Compensation Committee of our Board of Directors.

The 2023 annual stock incentive plan awards granted to the Company's senior leadership team, which generally includes the Company's executive officers, included a combination of PSUs and stock options. Awards granted to other eligible employees under the Incentive Plans included a combination of PSUs, RSUs and stock options in 2023. The Company also periodically grants RSUs to employees working on key initiatives, in connection with new hires and promotions and to field and corporate managers.

Restricted Stock Units — A summary of our RSUs is presented in the table below (units in thousands):

	Units		Weighted Average Per Share Fair Value
Unvested as of January 1, 2023	365	$	131.26
Granted	120	$	151.70
Vested	(97)	$	123.85
Forfeited	(17)	$	141.17
Unvested as of December 31, 2023	371	$	139.37

The total fair market value of RSUs that vested during the years ended December 31, 2023, 2022 and 2021 was $15 million, $15 million and $12 million, respectively. During the year ended December 31, 2023, we issued approximately 69,000 shares of common stock for these vested RSUs, net of approximately 27,000 units deferred or used for payment of associated taxes.

RSUs may not be voted or sold by award recipients until time-based vesting restrictions have lapsed. RSUs primarily provide for three-year cliff vesting and include dividend equivalents accumulated during the vesting period. Unvested units are subject to forfeiture in the event of voluntary or for-cause termination. RSUs are generally subject to pro-rata vesting upon an employee's involuntary termination other than for cause and generally payout at the end of the three-year vesting period and become immediately vested in the event of an employee's death or disability.

Compensation expense associated with RSUs is measured based on the grant-date fair value of our common stock and is recognized on a straight-line basis over the required employment period. RSUs generally continue to vest following a qualifying retirement as if the employee had remained employed until the end of the vesting period, and compensation expense for RSUs granted to retirement eligible employees is recognized over the longer of (i) the period between grant date and the date that the recipient becomes retirement-eligible or (ii) the defined service requirement of the award. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of expected forfeitures.

Performance Share Units — Two types of PSUs are currently outstanding: (i) PSUs for which payout is dependent on total shareholder return relative to the S&P 500 Index ("TSR PSUs") and (ii) PSUs for which payout is dependent on the Company's performance against pre-established adjusted cash flow metrics ("Cash Flow PSUs"). Both types of PSUs are payable in shares of common stock after the end of a three-year performance period, when the Company's financial performance for the entire performance period is reported, typically in the first half of the first quarter of the succeeding year. At the end of the performance period, the number of shares awarded can range from 0% to 200% of the targeted amount, depending on the performance against the pre-established targets. A summary of our PSUs, at 100% of the targeted amount, is presented in the table below (units in thousands):

	Units		Weighted Average Per Share Fair Value
Unvested as of January 1, 2023	864	$	147.00
Granted	316	$	163.80
Vested	(279)	$	153.34
Forfeited	(20)	$	157.83
Unvested as of December 31, 2023	881	$	150.77

The determination of achievement of performance results and corresponding vesting of PSUs for the three-year performance period ended December 31, 2023 was performed by the Management Development and Compensation Committee of our Board of Directors in February 2024. Accordingly, vesting information for such awards is not included in the table above as of December 31, 2023. The "vested" PSUs are for the three-year performance period ended December 31, 2022, as achievement of performance results and corresponding vesting was determined in January 2023. The performance of the Company's common stock for purposes of the TSR PSUs exceeded maximum performance criteria, and the Company's financial results, as measured for purposes of the Cash Flow PSUs, exceeded target performance criteria. Accordingly, recipients of the PSU awards received a payout of 200% of the vested TSR PSUs and 150.21% of the vested Cash Flow PSUs. In February 2023, approximately 489,000 PSUs vested and we issued approximately 322,000 shares of common stock for these vested PSUs, net of units deferred or used for payment of associated taxes. The shares of common stock that were issued or deferred during the years ended December 31, 2023, 2022 and 2021 for prior PSU award grants had a fair market value of $74 million, $91 million and $74 million, respectively.

PSUs have no voting rights. PSUs receive dividend equivalents that are paid out in cash based on the number of shares that vest at the end of the awards' performance period. Subject to attainment of the performance metrics described above, PSUs are payable to an employee (or his beneficiary) upon death or disability as if that employee had remained employed until the end of the performance period. PSUs are generally subject to pro-rata vesting upon an employee's involuntary termination other than for cause and are subject to forfeiture in the event of voluntary or for-cause termination. PSUs generally continue to vest following a qualifying retirement as if the employee had remained employed until the end of the performance period, and compensation expense for PSUs granted to retirement-eligible employees is accelerated over the period that the recipient becomes retirement-eligible plus a defined service requirement.

Compensation expense associated with our Cash Flow PSUs is based on the grant-date fair value of our common stock. Compensation expense is recognized ratably over the performance period based on our estimated achievement of the established performance criteria. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of both the probability that the performance criteria will be achieved and expected forfeitures. The grant-date fair value of our TSR PSUs is based on a Monte Carlo valuation and compensation expense is recognized on a straight-line basis over the vesting period. Compensation expense is recognized for all TSR PSUs whether or not the market conditions are achieved less expected forfeitures.

Deferred Units — Certain employees can elect to defer some or all of the vested RSU or PSU awards for payout six months after the employee leaves the Company. Deferred units are not invested, nor do they earn interest, but deferred amounts do receive dividend equivalents paid in cash during deferral at the same time and at the same rate as dividends on the Company's common stock. Deferred amounts are paid out in shares of common stock at the end of the deferral period. As of December 31, 2023, we had approximately 182,000 vested deferred units outstanding.

Stock Options — Stock option awards vest ratably in three annual increments, beginning on the first anniversary of the date of grant. The exercise price of the options is the average of the high and low market value of our common stock on the date of grant, and the options have a term of 10 years. A summary of our stock options is presented in the table below (options in thousands):

	Options		Weighted Average Per Share Exercise Price
Outstanding as of January 1, 2023	2,923	$	101.22
Granted	437	$	150.12
Exercised (a)	(597)	$	89.32
Forfeited or expired	(34)	$	136.56
Outstanding as of December 31, 2023 (b)	2,729	$	111.22
Exercisable as of December 31, 2023 (c)	1,819	$	96.67

(a) Includes approximately 83,000 stock options exercised pursuant to a written trading plan that provided for net share settlement, resulting in the Company withholding approximately 70,000 shares of our common stock to cover the associated stock option exercise price and taxes.

(b) Stock options outstanding as of December 31, 2023 have a weighted average remaining contractual term of 6.0 years and an aggregate intrinsic value of $185 million based on the market value of our common stock on December 31, 2023.

(c) Stock options exercisable as of December 31, 2023 have an aggregate intrinsic value of $150 million based on the market value of our common stock on December 31, 2023.

During 2023, 2022 and 2021, we received cash proceeds of $44 million, $44 million and $66 million, respectively, from the exercise of 597,000, 675,000 and 962,000 of employee stock options. The aggregate intrinsic value of stock options exercised during 2023, 2022 and 2021 was $44 million, $51 million and $66 million, respectively.

Stock options exercisable as of December 31, 2023 were as follows (options in thousands):

Range of Exercise Prices	Options		Weighted Average Per Share Exercise Price	Weighted Average Remaining Years
$41.37-$80.00	570	$	61.39	2.2
$80.01-$120.00	727	$	99.55	5.6
$120.01-$150.12	522	$	131.14	6.7
$41.37-$150.12	1,819	$	96.67	4.8

All unvested stock options shall become exercisable upon the award recipient's death or disability. In the event of a recipient's qualifying retirement, stock options shall continue to vest pursuant to the original schedule set forth in the award agreement. If the recipient is terminated by the Company without cause or voluntarily resigns, the recipient shall be entitled to exercise all stock options outstanding and exercisable within a specified time frame after such termination. All outstanding stock options, whether exercisable or not, are forfeited upon termination for cause.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. The weighted average grant-date fair value of stock options granted during the years ended December 31, 2023, 2022 and 2021 was $32.82, $26.44 and $17.25, respectively. The fair value of stock options at the date of grant is amortized to expense over the vesting period less expected forfeitures, except for stock options granted to retirement-eligible employees, for which expense is accelerated over the period that the recipient becomes retirement-eligible. The following table presents the weighted average assumptions used to value employee stock options granted during the year ended December 31 under the Black-Scholes valuation model:

	2023	2022	2021
Expected option life	4.6 years	4.7 years	4.7 years
Expected volatility	22.3 %	23.4 %	23.2 %
Expected dividend yield	1.9 %	1.8 %	2.1 %
Risk-free interest rate	4.4 %	1.6 %	0.6 %

The Company bases its expected option life on the expected exercise and termination behavior of its optionees and an appropriate model of the Company's future stock price. The expected volatility assumption is derived from the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, combined with other relevant factors including implied volatility in market-traded options on the Company's stock. The expected dividend yield is the annual rate of dividends per share over the exercise price of the option as of the grant date.

For the years ended December 31, 2023, 2022 and 2021, we recognized $78 million, $71 million and $94 million, respectively, of compensation expense associated with RSU, PSU and stock option awards as a component of selling, general and administrative expenses in our Consolidated Statements of Operations. Our income tax expense for the years ended December 31, 2023, 2022 and 2021 includes related income tax benefits of $15 million, $14 million and $18 million, respectively. We have not capitalized any equity-based compensation costs during the reported periods.

As of December 31, 2023, we estimate that $44 million of currently unrecognized compensation expense will be recognized over a weighted average period of 1.5 years for our unvested RSU, PSU and stock option awards issued and outstanding.

Non-Employee Director Plan

Our non-employee directors receive annual grants of shares of our common stock, generally payable in two equal installments, under the Incentive Plans described above. Each non-employee director is required to hold all shares issued pursuant to a Company stock award, after the sale of shares necessary to cover applicable taxes, until retirement or other termination of service as a director of the Company.

15. Earnings Per Share

Basic and diluted earnings per share were computed using the following common share data for the year ended December 31 (shares in millions):

	2023	2022	2021
Number of common shares outstanding at end of period	401.5	407.9	416.1
Effect of using weighted average common shares outstanding	3.4	4.9	4.3
Weighted average basic common shares outstanding	404.9	412.8	420.4
Dilutive effect of equity-based compensation awards and other contingently issuable shares	2.0	2.2	2.5
Weighted average diluted common shares outstanding	406.9	415.0	422.9
Potentially issuable shares	5.0	5.2	5.7
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	1.0	1.1	0.6

Refer to the Consolidated Statements of Operations for net income attributable to Waste Management, Inc.

16. Fair Value Measurements

Assets and Liabilities Accounted for at Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. Our assets and liabilities that are measured at fair value on a recurring basis include the following as of December 31 (in millions):

	2023	2022
Quoted prices in active markets (Level 1):		
Cash equivalents and money market funds	$ 327	$ 240
Equity securities	61	37
Significant other observable inputs (Level 2):		
Available-for-sale securities	431	360
Significant unobservable inputs (Level 3):		
Redeemable preferred stock	—	56
Total Assets	$ 819	$ 693

Cash Equivalents and Money Market Funds

Cash equivalents primarily include short-term interest-bearing instruments with maturities of three months or less. We invest portions of our restricted trust funds in money market funds and we measure the fair value of these investments using quoted prices in active markets for identical assets. The fair value of our cash equivalents and money market funds approximates our cost basis in these instruments.

Equity Securities

We invest portions of our restricted trust funds in equity securities and we measure the fair value of these securities using quoted prices in active markets for identical assets. Any changes in fair value of these securities related to unrealized gains and losses have been appropriately reflected as a component of other income (expense).

Available-for-Sale Securities

Our available-for-sale securities include restricted trust funds and an investment in an unconsolidated entity, as discussed in Note 18. We invest primarily in debt securities, including U.S. Treasury securities, U.S. agency securities, municipal securities and mortgage- and asset-backed securities, which generally mature over the next ten years. We measure the fair value of these securities using quoted prices for identical or similar assets in inactive markets. Any changes in fair value of these trusts related to unrealized gains and losses have been appropriately reflected as a component of accumulated other comprehensive income (loss).

Redeemable Preferred Stock

Redeemable preferred stock related to a noncontrolling investment in an unconsolidated entity and was included in investments in unconsolidated entities in our Consolidated Balance Sheets. The fair value of our investment was measured based on third-party investors' recent or pending transactions in these securities, which were considered the best evidence of fair value. When this evidence was not available, we used other valuation techniques as appropriate and available. These valuation methodologies may have included transactions in similar instruments, discounted cash flow techniques, third-party appraisals or industry multiples and public company comparable transactions. While we continue to hold this investment, in 2023, we determined that the carrying value of the investment was fully impaired. This write-off resulted in (i) a $25 million impairment charge to the income statement and (ii) the recognition of an additional $23 million unrealized loss, net of a deferred tax benefit of $8 million, within Accumulated Other Comprehensive Income (Loss). Refer to Notes 11 and 12 for additional information.

Fair Value of Debt

As of December 31, 2023 and 2022, the carrying value of our debt was $16.2 billion and $15.0 billion, respectively. The estimated fair value of our debt was approximately $15.6 billion and $13.8 billion as of December 31, 2023 and 2022, respectively.

Although we have determined the estimated fair value amounts using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the instruments, could realize in a current market exchange. The use of different assumptions or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on Level 2 inputs of the fair value hierarchy available as of December 31, 2023 and 2022. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

17. Acquisitions and Divestitures

Acquisitions

2023 Acquisitions

During the year ended December 31, 2023, we acquired 12 businesses, primarily related to our Collection and Disposal businesses. Total consideration, net of cash acquired, for all acquisitions was $182 million, which included $157 million in net cash paid and $25 million in non-cash consideration, primarily related to purchase price holdbacks. In addition, we paid $13 million of holdbacks, of which $6 million related to prior year acquisitions.

Total consideration for our 2023 acquisitions was primarily allocated to $49 million of property and equipment, $44 million of other intangible assets and $88 million of goodwill. Other intangible assets included $34 million of customer relationships and $10 million of covenants not-to-compete.

The goodwill related to our 2023 acquisitions was primarily a result of expected synergies from combining the acquired businesses with our existing operations and substantially all was tax deductible.

2022 Acquisitions

During the year ended December 31, 2022, we acquired 13 businesses, including the acquisition of a controlling interest in a business intended to allow us to deliver new recycling capabilities for our customers and provide circular solutions for film and clear plastic wrap used commercially, such as plastic stretch wrap for pallets, furniture film, grocery bags and potentially shrink wrap around food and beverage containers. Our other acquisitions in 2022 primarily related to our Collection and Disposal businesses. Total consideration, net of cash acquired, for all acquisitions was $507 million, which included $372 million in net cash paid and $135 million in non-cash consideration, primarily related to purchase price holdbacks and the conversion of $67 million in secured convertible promissory notes receivable into equity of the acquired business. In addition, we paid $5 million of holdbacks related to prior year acquisitions.

Total consideration for our 2022 acquisitions was primarily allocated to $138 million of property and equipment, $64 million of other intangible assets, $325 million of goodwill and $14 million of noncontrolling interests. Other intangible assets included $45 million of customer relationships and $19 million of covenants not-to-compete.

2021 Acquisitions

During the year ended December 31, 2021, we acquired 11 businesses primarily related to our Collection and Disposal businesses. Total consideration, net of cash acquired, for all acquisitions was $94 million, which included $73 million in net cash paid and $21 million of other consideration, primarily purchase price holdbacks and the settlement of a preexisting promissory note with one of the acquired businesses. In addition, we paid $3 million of holdbacks, primarily related to current year acquisitions.

Our 2021 acquisitions discussed above include our acquisition of the remaining ownership interest in a waste diversion technology company. Concurrent with our acquisition, the acquired entity issued shares to an unrelated third-party, diluting our ownership interest. We determined the entity constituted a variable interest entity and concluded that we did not have the power to direct its significant activities. As a result, we subsequently deconsolidated the entity and account for our remaining ownership interest as an equity method investment.

Divestitures

Proceeds from divestitures of businesses and other assets, net of cash divested, were $78 million, $27 million and $96 million in 2023, 2022 and 2021, respectively. In 2023, our proceeds are primarily the result of the sale of certain non-strategic assets. In 2021, our proceeds are primarily the result of the sale of certain non-strategic Canadian operations, as discussed in Note 11.

18. Variable Interest Entities

The following is a description of our financial interests in unconsolidated and consolidated variable interest entities that we consider significant:

Low-Income Housing Properties

We do not consolidate our investments in entities established to manage low-income housing properties because we are not the primary beneficiary of these entities as we do not have the power to individually direct the activities of these entities. Accordingly, we account for these investments under the equity method of accounting. Our aggregate investment balance in these entities was $458 million and $321 million as of December 31, 2023 and 2022, respectively. The debt balance related to our investments in low-income housing properties was $408 million and $295 million as of December 31, 2023 and 2022, respectively. Additional information related to these investments is discussed in Note 8.

Trust Funds for Final Capping, Closure, Post-Closure or Environmental Remediation Obligations

Unconsolidated Variable Interest Entities — Trust funds that are established for both the benefit of the Company and the host community in which we operate are not consolidated because we are not the primary beneficiary of these entities as (i) we do not have the power to direct the significant activities of the trusts or (ii) power over the trusts' significant activities is shared. Our interests in these trusts are accounted for as investments in unconsolidated entities and receivables. These amounts are recorded in other receivables, investments in unconsolidated entities and long-term other assets in our Consolidated Balance Sheets, as appropriate. We also reflect our share of the unrealized gains and losses on available-for-sale securities held by these trusts as a component of our accumulated other comprehensive income (loss). Our investments and receivables related to these trusts had an aggregate carrying value of $104 million and $93 million as of December 31, 2023 and 2022, respectively.

Consolidated Variable Interest Entities — Trust funds for which we are the sole beneficiary are consolidated because we are the primary beneficiary. These trust funds are recorded in restricted funds in our Consolidated Balance Sheets. Unrealized gains and losses on available-for-sale securities held by these trusts are recorded as a component of accumulated other comprehensive income (loss). These trusts had a fair value of $119 million and $113 million as of December 31, 2023 and 2022, respectively.

19. Segment and Related Information

To enhance transparency regarding our financial performance, highlight the strength and consistency of our core solid waste businesses, and underscore our commitment to sustainability through planned and ongoing investments in our Recycling Processing and Sales, as well as our WM Renewable Energy segment, beginning in the fourth quarter of 2023, our senior management revised its segment reporting to (i) reflect the financial results of our collection, transfer, disposal and resource recovery services businesses independently; (ii) combine the results of all recycling facilities from our East and West Tier segments with our recycling brokerage and sales activities to form a newly created Recycling Processing and Sales reportable segment and (iii) include our WM Renewable Energy business as a reportable segment. Accordingly, our senior management now evaluates, oversees and manages the financial performance of our business through four reportable segments, referred to as (i) East Tier; (ii) West Tier; (iii) Recycling Processing and Sales and (iv) WM Renewable Energy. Our East Tier and West Tier, combined with certain "Other Ancillary" services that are not managed through the Tier segments, but that support our collection and disposal operations, form our Collection and Disposal businesses. We also provide additional services not managed through our four reportable segments, which are presented as Corporate and Other.

From time to time, our operating results are significantly affected by certain transactions or events that management believes are not indicative or representative of our results. Refer to Note 11 for an explanation of certain transactions and events affecting our operating results. Reclassifications have been made to our prior period consolidated financial information to conform to the current year presentation.

Collection and Disposal

Our Collection and Disposal businesses provide integrated environmental services, including collection, transfer, disposal and resource recovery services. We evaluate our Collection and Disposal businesses primarily through two geographic segments, East Tier and West Tier. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Additionally, we provide certain ancillary services that are not managed through the Tier segments but that support our collection and disposal operations.

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Ancillary includes specialized services performed for customers that have differentiated needs. These specialized services are targeted at large industrial customers managed through our Sustainability and Environmental Solutions ("SES") business or geographically dispersed customers managed through our Strategic Business Solutions ("WMSBS") business. Also included within Other Ancillary are the results of non-operating entities that provide financial assurance and self-insurance support for our business, net of intercompany activity.

Included within our Collection and Disposal businesses are landfills having (i) 21 third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) 14 third-party RNG facilities processing landfill gas to be sold to natural gas suppliers and (iii) two third-party projects delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. In return for providing our landfill gas, we receive royalties from each facility, including the benefit of a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes from the 83 landfill beneficial use renewable energy projects owned by WM Renewable Energy on our active landfills, which is eliminated in consolidation.

Recycling Processing and Sales

Our Recycling Processing and Sales segment includes the processing and sales of materials collected from residential, commercial and industrial customers. The materials are delivered to and processed at one of our many recycling facilities. Through our brokerage business, we also manage the marketing of recycling commodities that are processed in our facilities and by third parties by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality. Our Recycling Processing and Sales segment excludes the collection of recycled materials from our residential, commercial, and industrial customers which is included within our Collection and Disposal businesses.

WM Renewable Energy

Our WM Renewable Energy segment develops, operates and promotes projects for the beneficial use of landfill gas. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. WM Renewable Energy converts landfill gas into several sources of renewable energy which include RNG, electricity and capacity, heat and/or steam. WM Renewable Energy also generates RINs under the RFS program, other credits under a variety of state programs associated with the use of RNG in our compressed natural gas fleet, and RECs associated with the production of electricity. The RINs, RECs, and other credits are sold to counterparties who are obligated under the regulatory programs and have a responsibility to procure RINs, RECs, and other credits proportionate to their fossil fuel production and imports. RINs and RECs prices generally fluctuate in response to regulations enacted by the EPA or other regulatory bodies, as well as changes in supply and demand.

As of December 31, 2023, we had 92 landfill gas beneficial use projects producing commercial quantities of methane gas at owned or operated landfills. For 66 of these projects, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. For 20 of these projects, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. For six of these projects, the landfill gas is processed to pipeline quality RNG and then sold to natural gas suppliers. The revenues from these facilities are primarily generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes. WM Renewable Energy is charged a 15% royalty on net operating revenue from these facilities residing on our active and closed landfills from our Collection and Disposal, and Corporate and Other businesses, which is eliminated in consolidation. Additionally, WM Renewable Energy operates and maintains 12 third-party landfill beneficial gas use projects in return for service revenue. Our Collection and Disposal and Corporate and Other businesses benefit from these projects as well as 32 additional third-party landfill beneficial gas use projects in the form of royalties.

Corporate and Other

We also provide additional services that are not managed through our operating segments, which are presented in this report as Corporate and Other as they do not meet the criteria to be aggregated with other operating segments and do not meet the quantitative criteria to be separately reported. This includes the activities of our corporate office, including costs associated with our long-term incentive program, expanded service offerings and solutions (such as our investments in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations) as well as our closed sites. Also, included within our Corporate and Other businesses are closed sites that include (i) five third-party power generating facilities converting our landfill gas to fuel electricity generators; (ii) one third-party project delivering our landfill gas by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes and (iii) one third-party RNG processing landfill gas to be sold to natural gas suppliers in return for a royalty. Additionally, Corporate and Other benefits from a 15% royalty from our WM Renewable Energy segment based on net operating revenue generated through the sale of RNG, RINs, electricity and capacity, RECs and related environmental attributes from the nine landfill beneficial use renewable energy projects owned by WM Renewable Energy on our closed sites, which is eliminated in consolidation.

Our chief operating decision maker ("CODM") regularly reviews financial results, operating performance, and capital expenditures of our Collection and Disposal businesses, Corporate and Other businesses, Recycling Processing and Sales segment, and our WM Renewable Energy segment to assess performance and allocate resources. Summarized financial information concerning our reportable segments as of December 31 and for the year then ended is shown in the following table (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(b)	Net Operating Revenues	Income from Operations(c)	Depreciation, Depletion and Amortization	Capital Expenditures (d)
Year Ended December 31:						
2023						
Collection and Disposal:						
East Tier	$ 10,575	$ (2,163)	$ 8,412	$ 2,446	$ 986	$ 926
West Tier	9,987	(2,052)	7,935	2,383	800	899
Other Ancillary	2,711	(193)	2,518	(8)	26	28
Collection and Disposal	23,273	(4,408)	18,865	4,821	1,812	1,853
Recycling Processing and Sales (a)	1,576	(312)	1,264	(44)	110	450
WM Renewable Energy	276	(3)	273	79	33	420
Corporate and Other	51	(27)	24	(1,281)	116	115
Total	$ 25,176	$ (4,750)	$ 20,426	$ 3,575	$ 2,071	$ 2,838
2022						
Collection and Disposal:						
East Tier	$ 9,940	$ (1,929)	$ 8,011	$ 2,178	$ 977	$ 948
West Tier	9,540	(1,926)	7,614	2,182	814	774
Other Ancillary	2,413	(195)	2,218	—	25	40
Collection and Disposal	21,893	(4,050)	17,843	4,360	1,816	1,762
Recycling Processing and Sales	1,760	(244)	1,516	128	92	453
WM Renewable Energy	315	(3)	312	132	33	290
Corporate and Other	50	(23)	27	(1,255)	97	304
Total	$ 24,018	$ (4,320)	$ 19,698	$ 3,365	$ 2,038	$ 2,809
2021						
Collection and Disposal:						
East Tier	$ 8,922	$ (1,700)	$ 7,222	$ 1,955	$ 945	$ 598
West Tier	8,703	(1,716)	6,987	1,939	821	469
Other Ancillary	2,041	(151)	1,890	(18)	27	50
Collection and Disposal	19,666	(3,567)	16,099	3,876	1,793	1,117
Recycling Processing and Sales	1,760	(232)	1,528	217	93	221
WM Renewable Energy	220	56	276	108	35	116
Corporate and Other	47	(19)	28	(1,236)	78	585
Total	$ 21,693	$ (3,762)	$ 17,931	$ 2,965	$ 1,999	$ 2,039

(a) Included within income from operations for our Recycling Processing and Sales segment is a $168 million goodwill impairment charge related to a business engaged in accelerating film and plastic wrap recycling capabilities, which was partially offset by the recognition of $46 million of income related to the reversal of a liability for contingent consideration associated with our investment in such business.

(b) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(c) For those items included in the determination of income from operations, the accounting policies of the segments are the same as those described in Note 2.

(d) Includes non-cash items. Capital expenditures and are reported in our reportable segments at the time they are recorded within the segments' property and equipment balances and, therefore, include timing differences for amounts accrued but not yet paid.

Total assets by reportable segment as of December 31 are as follows (in millions):

	2023	2022
Collection and Disposal:		
East Tier	$ 14,328	$ 14,194
West Tier	11,322	11,134
Other Ancillary	783	686
Collection and Disposal	26,433	26,014
Recycling Processing and Sales	2,282	1,918
WM Renewable Energy	1,077	693
Corporate and Other	3,392	3,052
Elimination of intercompany investments and advances	(361)	(310)
Total assets, per Consolidated Balance Sheet	$ 32,823	$ 31,367

The mix of operating revenues from our major lines of business for the year ended December 31 are as follows (in millions):

Years Ended December 31:	Gross Operating Revenues		Intercompany Operating Revenues		Net Operating Revenues	
2023						
Commercial	$	5,801	$	(692)	$	5,109
Industrial		3,836		(753)		3,083
Residential		3,474		(96)		3,378
Other collection		3,006		(220)		2,786
Total collection		16,117		(1,761)		14,356
Landfill		4,863		(1,611)		3,252
Transfer		2,293		(1,036)		1,257
Total Collection and Disposal		23,273		(4,408)		18,865
Recycling Processing and Sales		1,576		(312)		1,264
WM Renewable Energy		276		(3)		273
Corporate and Other		51		(27)		24
Total	$	25,176	$	(4,750)	$	20,426
2022						
Commercial	$	5,450	$	(590)	$	4,860
Industrial		3,681		(656)		3,025
Residential		3,339		(75)		3,264
Other collection		2,683		(217)		2,466
Total collection		15,153		(1,538)		13,615
Landfill		4,597		(1,535)		3,062
Transfer		2,143		(977)		1,166
Total Collection and Disposal		21,893		(4,050)		17,843
Recycling Processing and Sales		1,760		(244)		1,516
WM Renewable Energy		315		(3)		312
Corporate and Other		50		(23)		27
Total	$	24,018	$	(4,320)	$	19,698
2021						
Commercial	$	4,759	$	(476)	$	4,283
Industrial		3,210		(524)		2,686
Residential		3,181		(36)		3,145
Other collection		2,309		(179)		2,130
Total collection		13,459		(1,215)		12,244
Landfill		4,184		(1,434)		2,750
Transfer		2,023		(918)		1,105
Total Collection and Disposal		19,666		(3,567)		16,099
Recycling Processing and Sales		1,760		(232)		1,528
WM Renewable Energy		220		56		276
Corporate and Other		47		(19)		28
Total	$	21,693	$	(3,762)	$	17,931

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our financial and operating results may fluctuate for many reasons, including period-to-period changes in the relative contribution of revenue by each line of business, changes in commodity prices and general economic conditions. Our operating revenues and volumes typically experience seasonal increases in the summer months that are reflected in second and third quarter revenues and results of operations.

Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations.

Conversely, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins.

Net operating revenues relating to operations for the year ended December 31 are as follows (in millions):

	2023	2022	2021
U.S.	$ 19,595	$ 18,860	$ 17,136
Canada	813	838	795
Other (a)	18	—	—
Total	$ 20,426	$ 19,698	$ 17,931

(a) Primarily related to recently acquired smaller recycling-related operations in the Netherlands.

Property and equipment, net of accumulated depreciation and depletion, relating to operations as of December 31 are as follows (in millions):

	2023	2022
U.S.	$ 15,903	$ 14,721
Canada	1,060	994
Other	5	4
Total	$ 16,968	$ 15,719

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2023 (the end of the period covered by this Annual Report on Form 10-K) at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

i.   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Management, together with our CEO and CFO, evaluated the changes in our internal control over financial reporting during the quarter ended December 31, 2023. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information.*

Securities Trading Plans of Directors and Executive Officers

On October 30, 2023, James C. Fish, Jr., President, Chief Executive Officer and member of our Board of Directors, adopted a stock trading plan (the "Fish Trading Plan"). The Fish Trading Plan went into effect on the date of adoption and was not intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The Fish Trading Plan provided for the potential exercise of 83,419 vested stock options and instructed that, upon our common stock reaching a specified market price on or before December 7, 2023, the options would automatically be exercised and the Company would withhold shares of common stock necessary to cover tax requirements and the exercise price of such options. The Fish Trading Plan provided that Mr. Fish would continue to hold all remaining shares of common stock resulting from the option exercise after the net share settlement process.

On November 21, 2023, Mr. Rafael Carrasco, Senior Vice President, Enterprise Strategy, adopted a stock trading plan (the "Carrasco Trading Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The Carrasco Trading Plan will commence on February 20, 2024 and will automatically terminate on the earlier of February 20, 2025 and the completion of all of the contemplated transactions set forth therein. The Carrasco Trading Plan provides for the potential cashless exercise of two stock option awards totaling 4,207 stock options, upon our common stock reaching a specified market price, pursuant to which shares of common stock will be sold to cover option costs, tax obligations, commissions and fees; Mr. Carrasco will then continue to hold all remaining shares of common stock resulting from the option exercise after the settlement.

On November 21, 2023, Ms. Devina Rankin, Executive Vice President and Chief Financial Officer, adopted a stock trading plan (the "Rankin Trading Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The Rankin Trading Plan will commence on February 20, 2024 and will automatically terminate on the earlier of February 20, 2025 and the completion of all of the contemplated transactions set forth therein. The Rankin Trading Plan provides for the potential sale of 50% of net after-tax shares of our common stock received from the payout of performance share unit ("PSU") equity compensation awards, for the performance period ended December 31, 2023, upon our common stock reaching a specified market price. Ms. Rankin received a target grant of 14,736 PSU awards with a performance period ended December 31, 2023; the number of shares to be paid out to Ms. Rankin on account of these PSU awards can range from zero to 200% of the initial target grant. As a result, the number of shares of common stock to potentially be sold pursuant to the Rankin Trading Plan will be determined in the first quarter of 2024 based on certification by the Management Development and Compensation Committee of the Board of Directors of the Company's achievement relative to applicable performance measures for the underlying PSU awards.

On December 1, 2023, Mr. Fish adopted a stock trading plan (the "Second Fish Trading Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The Second Fish Trading Plan will commence on March 1, 2024 and will automatically terminate on the earlier of February 20, 2025 and the completion of all of the contemplated transactions set forth therein. The Second Fish Trading Plan provides for (a) the potential sale of up to 19,100 shares of our common stock upon our common stock reaching specified market prices and (b) the potential sale of 50% of net after-tax shares of our common stock received from the payout of PSU equity compensation awards for the performance period ended December 31, 2023, upon our common stock reaching a specified market price. Mr. Fish received a target grant of 59,650 PSU awards with a performance period ended December 31, 2023; the number of shares to be paid out to Mr. Fish on account of these PSU awards can range from zero to 200% of the initial target grant. As a result, as described above in connection with the Rankin Trading Plan, the number of shares of common stock to potentially be sold pursuant to the Second Fish Trading Plan will be determined in the first quarter of 2024.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

We have adopted a code of ethics that applies to our CEO, CFO and Chief Accounting Officer, as well as other officers, directors and employees of the Company. The code of ethics, entitled "Code of Conduct," is available on-line at investors.wm.com in the tab "ESG — Corporate Governance" (https://investors.wm.com/esg-practices/governance). We intend to post any amendments to the Code of Conduct that apply to our officers and directors, and any required disclosure of waivers from the Code of Conduct, to the "ESG – Corporate Governance" tab at investors.wm.com.

All other information required by this Item will be included in the Company's definitive proxy statement for its 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") to be filed with SEC within 120 days of the end of our fiscal year and is incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item will be included in the 2024 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item will be included in the 2024 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item will be included in the 2024 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item will be included in the 2024 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) (1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2023 and 2022
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021
Notes to Consolidated Financial Statements

(a) (2) Consolidated Financial Statement Schedules:

All schedules have been omitted because the required information is not significant or is included in the financial statements or notes thereto, or is not applicable.

(a) (3) Exhibits:

Exhibit No.		Description
3.1	—	Third Restated Certificate of Incorporation of Waste Management, Inc. [incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2010].
3.2	—	Amended and Restated By-laws of Waste Management, Inc. [incorporated by reference to Exhibit 3.2 to Form 8-K dated November 6, 2023].
4.1	—	Specimen Stock Certificate [incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 1998].
4.2	—	Third Restated Certificate of Incorporation of Waste Management Holdings, Inc. [incorporated by reference to Exhibit 4.2 to Form 10-K for the year ended December 31, 2014].
4.3	—	Amended and Restated By-laws of Waste Management Holdings, Inc. [incorporated by reference to Exhibit 4.3 to Form 10-Q for the quarter ended June 30, 2014].
4.4	—	Indenture for Subordinated Debt Securities dated February 1, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated February 7, 1997].
4.5	—	Indenture for Senior Debt Securities dated September 10, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated September 10, 1997].
4.6	—	Description of Waste Management, Inc.'s Common Stock [incorporated by reference to Exhibit 4.9 to Form 10-K for the year ended December 31, 2019].
4.7*	—	Schedule of Officers' Certificates delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of Waste Management, Inc.'s Senior Notes. Waste Management and its subsidiaries are parties to debt instruments that have not been filed with the SEC under which the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of Waste Management and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Waste Management agrees to furnish a copy of such instruments to the SEC upon request.
4.8	—	Officers' Certificate delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of the 4.875% Senior Notes due 2029 [incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2023].
4.9	—	Guarantee Agreement by Waste Management Holdings, Inc. in favor of The Bank of New York Mellon Trust Company, N.A., as Trustee for the holders of the 4.875% Senior Notes due 2029 [incorporated by reference to Exhibit 4.3 to Form 10-Q for the quarter ended September 30, 2023].
10.1†	—	2023 Stock Incentive Plan [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 9, 2023].
10.2†	—	2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 13, 2014].
10.3†	—	First Amendment to 2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.2 to Form 8-K dated May 12, 2020].
10.4†	—	Second Amendment to 2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2022].
10.5†	—	2009 Stock Incentive Plan [incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed March 25, 2009].
10.6†	—	2005 Annual Incentive Plan [incorporated by reference to Appendix D to the Proxy Statement on Schedule 14A filed April 8, 2004].
10.7†	—	Waste Management, Inc. Employee Stock Purchase Plan (As Amended and Restated effective May 12, 2020) [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 12, 2020].
10.8†*	—	First Amendment to the Waste Management, Inc. Employee Stock Purchase Plan.
10.9†	—	Waste Management, Inc. 409A Deferral Savings Plan as Amended and Restated effective January 1, 2014 [incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2014].

10.10	—	$3.5 Billion Sixth Amended and Restated Revolving Credit Agreement dated as of May 27, 2022 by and among Waste Management, Inc., Waste Management of Canada Corporation, WM Quebec Inc. and Waste Management Holdings, Inc., certain banks party thereto, and Bank of America, N.A., as administrative agent [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 27, 2022].
10.11	—	Commercial Paper Dealer Agreement, substantially in the form as executed with each of Mizuho Securities USA LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, RBC Capital Markets, LLC, Siebert Williams Shank & Co., LLC, and Barclays Capital Inc. as Dealer [incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2016].
10.12	—	Commercial Paper Issuing and Paying Agent Agreement between Waste Management, Inc. and U.S. Bank Trust Company, National Association dated October 28, 2022. [incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2022].
10.13†	—	First Amended and Restated Employment Agreement between USA Waste-Management Resources, LLC and James C. Fish, Jr. dated December 22, 2017 [incorporated by reference to Exhibit 10.2 to Form 8-K dated December 22, 2017].
10.14†*	—	Compensation Relinquishment Agreement between USA Waste-Management Resources, LLC and James C. Fish, Jr.
10.15†*	—	First Amendment to Compensation Relinquishment Agreement between USA Waste-Management Resources, LLC and James C. Fish, Jr.
10.16†	—	Employment Agreement between USA Waste-Management Resources, LLC and Devina A. Rankin dated December 22, 2017 [incorporated by reference to Exhibit 10.3 to Form 8-K dated December 22, 2017].
10.17†	—	First Amended and Restated Employment Agreement between USA Waste-Management Resources, LLC and John J. Morris, Jr. [incorporated by reference to Exhibit 10.4 to Form 8-K dated December 22, 2017].
10.18†	—	Employment Agreement between USA Waste-Management Resources, LLC and Charles C. Boettcher dated December 22, 2017 [incorporated by reference to Exhibit 10.23 to Form 10-K for the year ended December 31, 2017].
10.19†	—	Form of Director and Executive Officer Indemnity Agreement [incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2012].
10.20†	—	Waste Management Holdings, Inc. Executive Severance Plan [incorporated by reference to Exhibit 10.1 to Form 8-K dated December 22, 2017].
10.21†	—	Form of 2021 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated February 23, 2021].
10.22†	—	Form of 2021 Long Term Incentive Compensation RSU Award Agreement [incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2021].
10.23†	—	Form of 2022 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 1, 2022].
10.24†	—	Form of 2022 Long Term Incentive Compensation RSU Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 1, 2022].
10.25†	—	Form of 2023 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 7, 2023].
21.1*	—	Subsidiaries of the Registrant.
22.1*	—	Guarantor Subsidiary.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 of James C. Fish, Jr., President and Chief Executive Officer.
31.2*	—	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 of Devina A. Rankin, Executive Vice President and Chief Financial Officer.
32.1**	—	Certification Pursuant to 18 U.S.C. §1350 of James C. Fish, Jr., President and Chief Executive Officer.
32.2**	—	Certification Pursuant to 18 U.S.C. §1350 of Devina A. Rankin, Executive Vice President and Chief Financial Officer.
95*	—	Mine Safety Disclosures.
97*	—	Waste Management, Inc. Clawback Policy.
101.INS*	—	Inline XBRL Instance.

101.SCH* — Inline XBRL Taxonomy Extension Schema.
101.CAL* — Inline XBRL Taxonomy Extension Calculation.
101.LAB* — Inline XBRL Taxonomy Extension Labels.
101.PRE* — Inline XBRL Taxonomy Extension Presentation.
101.DEF* — Inline XBRL Taxonomy Extension Definition.
104* — Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.
**   Furnished herewith.
†   Denotes management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASTE MANAGEMENT, INC.

By: _____ /s/ JAMES C. FISH, JR. _____
James C. Fish, Jr.
President, Chief Executive Officer and Director

Date: February 13, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES C. FISH, JR. James C. Fish, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2024
/s/ DEVINA A. RANKIN Devina A. Rankin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2024
/s/ JOHN CARROLL John Carroll	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 13, 2024
/s/ BRUCE E. CHINN Bruce E. Chinn	Director	February 13, 2024
/s/ ANDRÉS R. GLUSKI Andrés R. Gluski	Director	February 13, 2024
/s/ VICTORIA M. HOLT Victoria M. Holt	Director	February 13, 2024
/s/ KATHLEEN M. MAZZARELLA Kathleen M. Mazzarella	Chairman of the Board and Director	February 13, 2024
/s/ SEAN E. MENKE Sean E. Menke	Director	February 13, 2024
/s/ WILLIAM B. PLUMMER William B. Plummer	Director	February 13, 2024
/s/ JOHN C. POPE John C. Pope	Director	February 13, 2024
/s/ MARYROSE T. SYLVESTER Maryrose T. Sylvester	Director	February 13, 2024

Corporate Information

BOARD OF DIRECTORS

THOMAS L. BENÉ (C)
President and Chief Executive Officer
Breakthru Beverage Group, LLC

BRUCE E. CHINN (A)
Former President and Chief Executive Officer
Chevron Phillips Chemical Company LLC

JAMES C. FISH, JR.
President and Chief Executive Officer
Waste Management, Inc.

ANDRÉS R. GLUSKI (A, C)
President and Chief Executive Officer
The AES Corporation

VICTORIA M. HOLT (A, N)
Former President and Chief Executive Officer
Proto Labs, Inc.

KATHLEEN M. MAZZARELLA (A, C, N)
Non-Executive Chair of the Board
Chairman, President and
Chief Executive Officer
Graybar Electric Company, Inc.

SEAN E. MENKE (A, N)
Executive Chairman
Sabre Corporation

WILLIAM B. PLUMMER (A, C)
Former Executive Vice President
and Chief Financial Officer
United Rentals, Inc.

JOHN C. POPE (C, N)
Chief Executive Officer and Chairman
PFI Group

MARYROSE T. SYLVESTER (C, N)
Former U.S. Managing Director
and U.S. Head of Electrification
ABB Ltd.

(A) Audit Committee
(C) Management Development and
    Compensation Committee
(N) Nominating and Governance
    Committee

OFFICERS

JAMES C. FISH, JR.
President and Chief Executive Officer

CHARLES C. BOETTCHER
Executive Vice President, Corporate
Development and Chief Legal Officer

RAFAEL E. CARRASCO
Senior Vice President, Enterprise Strategy

CHRISTOPHER P. DESANTIS
Senior Vice President, Operations

TARA J. HEMMER
Senior Vice President and Chief
Sustainability Officer

JOHN J. MORRIS, JR.
Executive Vice President and
Chief Operating Officer

DEVINA A. RANKIN
Executive Vice President and
Chief Financial Officer

KELLY C. ROONEY
Senior Vice President,
Chief Human Resources and
Diversity & Inclusion Officer

DONALD J. SMITH
Senior Vice President, Operations

JOHNSON VARKEY
Senior Vice President and
Chief Information Officer

MICHAEL J. WATSON
Senior Vice President and
Chief Customer Officer

JEFF R. BENNETT
Assistant Treasurer

JOHN A. CARROLL
Vice President and
Chief Accounting Officer

MARK A. LOCKETT
Vice President, Tax

LESLIE K. NAGY
Vice President and
Treasurer

CHARLES S. SCHWAGER
Vice President and
Chief Compliance and Ethics Officer

COURTNEY A. TIPPY
Vice President and Corporate Secretary

CORPORATE HEADQUARTERS
Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002
Telephone: (713) 512-6200
Facsimile: (713) 512-6299

WEB SITE
www.wm.com

INVESTOR RELATIONS
Security analysts, investment professionals,
and shareholders should direct inquiries to
Investor Relations at the corporate address
or call (713) 265-1656.

ANNUAL MEETING
The annual meeting of the stockholders of the
Company is scheduled to be held at 10:30 a.m. CT
May 14, 2024 at the offices of:
Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002

INDEPENDENT AUDITORS
Ernst & Young LLP
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010
(713) 750-1500

COMPANY STOCK
The Company's common stock is traded on
the New York Stock Exchange (NYSE)
under the symbol "WM." The number of
holders of record of common stock based on
the transfer records of the Company at
March 8, 2024 was 7,469. Based on security
position listings, the Company believes that,
as of March 12, 2024, it had approximately
1,459,343 beneficial owners.

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services: (800) 969-1190
Shareholder Services - International: +1 (201) 680-6578
P.O. Box 43006
Providence, Rhode Island 02940
Overnight Delivery:
150 Royall Street, Suite 101
Canton, Massachusetts 02021



800 Capitol Street - Suite 3000 - Houston, Texas 77002
www.wm.com